As confidentially submitted to the U.S. Securities and Exchange Commission on August 4, 2014
pursuant to the Jumpstart Our Business Startups Act
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ADVANCED ACCELERATOR APPLICATIONS S.A.
(Exact name of Registrant as specified in Its charter)
Not Applicable
(Translation of Registrant’s name into English)

FRANCE	2834	NOT APPLICABLE
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 rue Diesel
01630 Saint Genis Pouilly, France
+33 (0) 4 50 99 30 70
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

National Registered Agents, Inc.
160 Greentree Dr., Suite 101
Dover, DE 19904
(302) 674-4089
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John G. Crowley, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Jacques Naquet-Radiguet, Esq. Davis Polk & Wardwell LLP 121 Avenue des Champs-Elysées 75008 Paris, France	David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, €0.10 nominal value per share, in the form of ADSs	$	$

(1)
  Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(2)
  Includes ordinary shares represented by American Depositary Shares, or ADSs, which the underwriters have the option to purchase to cover over-allotments, if any.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated August 4, 2014
PROSPECTUS

American Depositary Shares
Representing          Ordinary Shares
Advanced Accelerator Applications S.A.
(incorporated in France)
This is the initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of Advanced Accelerator Applications S.A., a French company. Each ADS will represent        ordinary shares, nominal value €0.10 per share.
The underwriters may also purchase up to        ADSs within 30 days to cover over-allotments, if any.
We expect the initial public offering price will be between US$       and US$       per ADS. We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “AAAP”.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Our ADSs will be ready for delivery on or about            , 2014.

Citigroup	Jefferies

The date of this prospectus is             , 2014.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “AAA” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Advanced Accelerator Applications S.A., together with its subsidiaries.
Our consolidated financial statements are presented in Euros. All references in this prospectus to “$,” “US$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “Euros,” mean Euros, unless otherwise noted. Throughout this prospectus and solely for convenience, we have converted Euros to dollars at the noon buying rate (as certified by the Federal Reserve Bank of New York) of €1.00=US$1.3779 at December 31, 2013. Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
i

SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, before deciding to invest in the ADSs.
Our Business
Overview
We are an innovative radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicine, or MNM, diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. We have built a leadership position in MNM in Europe by manufacturing and commercializing our broad portfolio of six diagnostic products for a number of clinical indications, and by selectively acquiring and integrating complementary businesses and assets. We leverage our leadership position, industry experience and know-how to pursue targeted research and development, or R&D, strategies. Our lead therapeutic candidate, Lutathera, is a novel compound that we are currently developing for the treatment of midgut gastroenteropancreatic neuroendocrine tumors, or GEP-NETs, a significant unmet medical need. Lutathera is a Lutetium-177, or Lu-177, labeled somatostatin analogue peptide that has received orphan drug designation from the European Medicines Agency, or EMA, and the U.S. Food and Drug Administration, or FDA. It is currently administered on a compassionate use and named patient basis for the treatment of neuroendocrine tumors, or NETs, in nine European countries. It has been used in over 2,000 patients and is currently in a pivotal Phase 3 trial. Our total sales have grown from approximately €40.8 million (US$56.0 million) for the year ended December 31, 2012 to €53.8 million (US$74.1 million) for the year ended December 31, 2013.
The foundation of our growth has been our portfolio of six diagnostic positron emission tomography, or PET, and single-photon emission computed tomography, or SPECT, products. PET and SPECT are imaging techniques in molecular nuclear diagnostics, or MND, with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. Our leading diagnostic product is Gluscan, our branded 18-fluorodeoxyglucose, or FDG, PET imaging agent. Gluscan assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. We are building on our diagnostics foundation by developing additional MND product candidates to further strengthen our existing portfolio. We are in pre-clinical development for Somakit, Lutathera’s companion PET diagnostic candidate, and have initiated Phase 1/2 clinical trials for rhAnnexin V-128, or Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with applications in a broad range of indications such as rheumatoid arthritis.
Our novel therapeutic candidate, Lutathera, is a Lu-177-labeled somatostatin analogue peptide that we are developing in the field of molecular nuclear therapy, or MNT. Somatostatin is an important regulator of the endocrine system and somatostatin analogues have been approved for symptomatic treatment of NETs since 1987. NETs are a heterogeneous group of tumors originating in the neuroendocrine cells of the body, and two-thirds of NETs are GEP-NETs arising in the gut. There are currently no approved treatments for these midgut GEP-NETs, representing a significant unmet medical need in an orphan indication for which we believe Lutathera shows significant promise. Lutathera is in a pivotal Phase 3 trial for patients with inoperable progressive midgut GEP-NETs and has demonstrated positive initial safety and efficacy results in previous trials. In its Phase 2 trial, Lutathera (which was then called Lu177-Dotatate or Lutate) showed progression-free survival, or PFS, of 45.1 months in a subgroup analysis of 51 NET patients with midgut carcinoid tumors that had progressed within the 12 months preceding the patients’ entry into the study, and PFS of 30 months in a subgroup analysis of 103 pancreatic NET, or pNET, patients. On the basis, in part, of these positive results and published efficacy and safety data on Lutathera, physicians treating NET patients have sought and have received authorization to use Lutathera on a compassionate use and named patient basis in nine European countries. We expect to announce Phase 3 trial results for Lutathera by the first half of 2016 and to submit a new drug application, or NDA, in the United States and a marketing authorization application, or MAA, in Europe in the same year. We have formulated Lutathera with a three-day shelf life, which we believe will enable us to efficiently produce and sell it through our European manufacturing and commercialization infrastructure. In our discussion of the studies and/or trials related to Lutathera here and elsewhere in this prospectus, we use the name Lutathera to refer both to the product candidate as it is currently named and centrally produced, and to Lu-177-Dotatate or Lutate, which were earlier names for the same compound as it was reconstituted at the relevant clinical site. We chose the name Lutathera for the compound beginning with its Phase 3 trial.
We manufacture a majority of our products at our 16 production sites. Our PET production sites are strategically positioned close to our customers. We sell our products through our sales and marketing network, which is supported by over 300 employees throughout Europe, North America and Israel. We have a direct sales and marketing presence in eight countries and generate sales in 19 countries. This platform enables us to secure production and sales from partnerships of choice with global healthcare players, including large pharmaceutical companies, for whom we manufacture MNM products.
The global MNM market is estimated at approximately US$4.1 billion as of December 31, 2013 (with 96% of sales in MND and 4% of sales in MNT) according to ME-Draysintell. While the market is largely concentrated in MND, where we have a leading position in Europe, MNT represents a fast-growing field in MNM. ME-Draysintell projects that MNT sales may constitute up to US$13.0 billion of total MNM sales of US$24.0 billion by 2030, representing an annual growth rate of 30%.
We currently have 16 production facilities across seven countries. At December 31, 2013, we had 275 employees: 106 in Italy, 85 in France, 34 in Spain, 13 in Israel, 13 in Portugal, 11 in Germany, nine in Poland, two in Switzerland, one in the United States and one in Canada. Since that date, we have continued to expand and have over 300 employees supporting our production, marketing and sales infrastructure as of June 30, 2014.
Our Product Candidates in Clinical Development
Our pipeline of emerging MNM product candidates addresses a number of significant unmet diagnostic and medical needs. We describe our lead product candidates and their proposed indications in more detail below.

Lutathera.   Lutathera is a Lu-177-labeled somatostatin analogue peptide that has received orphan drug designation from the EMA and the FDA and has been approved for treatment of NETs on a compassionate use and named patient basis in nine European countries. It has been used in over 2,000 patients and is currently in a pivotal Phase 3 trial.

Somakit.   Somakit, our companion PET diagnostic product candidate for Lutathera, is a novel kit in preclinical development for radiolabeling somatostatin analogue peptides to help diagnose GEP-NET lesions that has been designated as an orphan drug by the EMA and the FDA. We have initiated discussions with the FDA regarding Somakit’s path to approval based upon clinical data already generated with similar products.
Annexin V-128.   Annexin V-128 is a SPECT diagnostic candidate for the assessment of apoptotic and necrotic processes, which are present in a number of pathological conditions in oncology and cardiology, as well as in autoimmune disorders. Annexin V-128 is currently in Phase 1/2 clinical trials.
Our Commercial Products
The table below summarizes our principal PET and SPECT products:

Product	Description	Applications	Marketing Authorizations
Gluscan / Gluscan 500 / Barnascan	Our brand names for FDG (concentration = 600MBq*/ml and 500MBq*/ml at calibration time for Gluscan and Gluscan 500, respectively; 3,000MBq*/ml for Barnascan at calibration time)	PET tracer for oncology, cardiology, neurology and infectious/inflammatory diseases	Gluscan: Belgium, France, Italy, Luxembourg, Switzerland
Gluscan 500: France, Germany, Poland, Portugal, Spain
Barnascan: Spain
IASOflu	Our licensed brand name for Sodium Fluoride-18	PET tracer used as a bone imaging agent in defining areas of altered osteogenic activity	Belgium, France, Germany, Italy, Luxembourg, Poland
IASOdopa	Our licensed brand name for 6-fluoro-(18F)-L-DOPA, a DOPA analogue	PET tracer for diagnostic use, with key applications in neurology and oncology	France, Germany, Italy
IASOcholine	Our licensed brand name for 18F-choline (FCH)	PET tracer for detecting metastasis of prostate cancer and hepatocellular carcinoma (liver cancer)	Belgium, France, Germany, Italy, Luxembourg, Poland
MIBITEC / Adamibi	Our brand names for a generic version of a widely-used SPECT cardiac imaging agent	SPECT tracer for myocardial exploration, localization of parathyroid tissue and breast cancer diagnosis	MIBITEC: Austria, France, Germany, Luxembourg, Poland, Slovenia
Adamibi: Greece, Italy
Leukokit	Medical device for the separation and labeling of autologous leukocytes	Identifies sites of infection or inflammation in the body	CE mark: can be commercialized throughout Europe

*
  MBq refers to a megabecquerel, a unit of radiation measurement.
Gluscan.   Gluscan, which includes Gluscan 500 and Barnascan, is our leading PET product. Its active ingredient is FDG-18, or FDG, the most widely used PET tracer. Gluscan contains a radioactive marker that enables the detection of a number of conditions in oncology, neurology, cardiology and inflammatory and infectious disease.

Other PET Products.   We also manufacture and market IASOflu, which images bone metastases; IASOdopa, which can assist in the diagnosis of Parkinson’s disease and certain tumors; and IASOcholine, which can assist in the diagnosis of prostate cancer. We have developed our own Fluorine-18, or F-18, DOPA product candidate, NEURODOPA, which is currently being submitted for regulatory approval in Spain.
MIBITEC and Adamibi.   MIBITEC and Adamibi are our brand names for a generic version of a widely-used SPECT cardiac imaging agent.
Leukokit.   Leukokit is a registered single-use medical device that contains all the necessary materials (with the exception of the radiopharmaceutical agent) to carry out separation and labeling of autologous leukocytes. The resulting labelled leukocytes are administered to patients to identify sites of infection or inflammation in the body. Leukokit meets the essential requirements of all relevant European Medical Device Directives and carries the CE-mark, a legal requirement permitting the marketing of a medical device throughout the European Union.
Our Strengths
•
  Leveraging our leadership position and vertical integration to produce differentiated MNM products:   We have developed significant expertise and established an integrated R&D, manufacturing and commercialization infrastructure to become a leading player in the growing MNM market. We believe our leading position in European MNM is underpinned by our (i) pan-European presence, (ii) proximity to our more than 1,000 customers through our PET production facilities, a key advantage given the short half-life of PET and other MNM products, (iii) scalable and modular manufacturing, (iv) extensive scientific know-how and (v) ongoing interaction with the healthcare field through hospitals, universities and research centers. We have R&D teams based in seven of our production facilities (in addition to our dedicated R&D facility in Nantes, France), which enables them to link practical manufacturing know-how to pipeline product candidate development to maximize the opportunity for commercial success. This setup allows us to exploit synergies between manufacturing and R&D and enabled us to advance Lutathera with a new formulation targeting GEP-NETs soon after we acquired it.
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  A radiopharmaceutical late-stage therapeutic candidate targeting GEP-NETs:   Lutathera is an innovative therapeutic candidate with orphan drug status in Europe and the United States. In Lutathera’s Phase 2 trial at the Erasmus Medical Center in the Netherlands, or the Erasmus Study, involving a total of 615 somatostatin-receptor-positive NET patients, a subgroup analysis of 51 patients with progressive midgut carcinoid tumors who were treated with Lutathera showed an improvement of 45.1 months in the PFS of the patient subgroup. Based on the results of that study, the EMA and FDA provided parallel scientific advice pursuant to which we initiated Lutathera’s current pivotal Phase 3 trial for the treatment of inoperable progressive midgut carcinoid tumors. We expect to have Phase 3 trial results in the first half of 2016 and we believe that, if the results are positive, the trial may be considered sufficient by the EMA and the FDA for registration purposes. As of June 30, 2014, Lutathera has been administered to over 2,000 NET patients in various studies and has received approval for use on a compassionate use and named patient basis in nine countries in Europe for progressive midgut NETs and pNETs. Moreover, Lutathera is one of only two candidates in development for peptide receptor radioisotope therapy, or PRRT, which has been incorporated into the treatment guidelines for GEP-NETs published by the European Neuroendocrine Tumor Society, or ENETS. We believe Lutathera has the potential to become a new paradigm for the treatment of GEP-NETs and of NETs more broadly, since up to 80% of NETs are somatostatin-receptor-positive.
•
  Diversified, attractive product candidate development pipeline:   We leverage our successful diagnostics business to invest in multiple avenues of growth by developing product candidates across the therapy, PET and SPECT categories of radiopharmaceuticals, including mid- and late-stage product candidates. In addition to Lutathera, we are advancing diagnostic product candidates that are currently in clinical trials and pre-clinical studies. Somakit, our companion PET diagnostic product candidate for Lutathera, is a novel kit in preclinical development for radiolabeling somatostatin analogue peptides to help diagnose GEP-NET lesions that has been designated as an orphan drug by the EMA and the FDA. Somakit has the potential to offer a standardized procedure for producing diagnostic compounds that reduces customers’ need for expensive equipment and quality control testing. In Europe and Canada, we are also developing Annexin V-128, a SPECT diagnostic candidate for apoptosis and necrosis, which are present in a number of pathological conditions in oncology and cardiology, as well as in autoimmune disorders. Annexin V-128 is currently in Phase 1/2 clinical trials to evaluate its safety, pharmacokinetics and dosimetry in patients with rheumatoid arthritis or ankylosing spondylitis.
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  Established MNM platform in a market characterized by significant barriers to entry:   The MNM market is characterized by logistical, manufacturing and regulatory complexities that make entry into the market difficult. We believe that, to be successful, a prospective entrant into the market must develop advanced manufacturing know-how, invest significant time and considerable resources into the construction of a production infrastructure subject to stringent regulatory requirements, operate on a scale that enables the cost-effective manufacture and sale of complex products and efficiently arrange for the distribution of these products. We believe that we have overcome these barriers with a network of 16 production facilities across Europe, all of which we believe operate in conformity with current good manufacturing practices, or cGMP, including two recently added facilities in Bonn, Germany and Warsaw, Poland that began operations in July 2014. This network provides the basis for our advanced manufacturing capacity, cost-efficient production and organization of reliable product distribution. Our network has a longstanding track record of supplying high-quality products to our customers: for the ten years ended December 31, 2013, we successfully delivered, through third parties, a total of approximately 700,000 doses of F-18 PET diagnostic products to over 250 hospitals in Europe. The combination of our pan-European platform, our production infrastructure and our proven and reliable logistical capabilities has enabled us to secure significant customer loyalty and establish our position as a partner for global players, such as GE Healthcare and Eli Lilly, for the production of their molecular diagnostic products.
•
  Highly qualified and experienced management team with a proven track-record of launching innovative products and successfully integrating acquired companies:   Our senior management team combines extensive experience in the MNM market with continuity of leadership. Our founding members still direct our strategy and development 12 years after our inception, and our senior management team has combined MNM industry experience of more than 100 years. To complement our organic growth, we have acquired, in a series of nine transactions since 2009, businesses and promising product candidates that further leverage our logistical infrastructure, as well as manufacturing facilities to expand our existing network and enter into new markets. We carry over our commitment to leadership continuity into our acquisition strategy by retaining key management and other personnel in acquired companies while executing our plan to integrate these acquisitions.
Our Strategy
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  Maximize the value of Lutathera:   We believe Lutathera is a promising therapeutic candidate, initially for progressive midgut GEP-NETs, a significant unmet medical need, and potentially for related indications. Our near-term strategy is to successfully complete our Phase 3 clinical trial and submit a NDA for Lutathera to the FDA and a market authorization application to the EMA in the first half of 2016. Additionally, if approved, we plan to conduct additional studies to exploit what we believe to be Lutathera’s diagnostic potential to enable physicians to monitor and manage treatment outcomes. In order to support the launch of Lutathera, we have built and we operate two manufacturing facilities in Italy that we believe can produce the expected global commercial supply of Lutathera. We intend to build or acquire a full-scale manufacturing facility in the United States to optimize our commercialization efforts in the U.S. MNM market. We intend to commercialize Lutathera with our own sales force in France, Germany, Italy, Spain, the United Kingdom and the United States, and with select partners in other countries.

•
  Maximize the value of our diagnostic portfolio and advance our product pipeline:   We aim to leverage our pan-European presence and R&D capabilities to drive further growth of our existing products and successfully develop new product candidates. First, we intend to broaden our customer base by entering into new manufacturing and licensing agreements in our existing markets, targeting hospitals with whom we do not currently have relationships and marketing our diagnostic MNM products in new markets. Second, we intend to use our know-how to increase efficiencies in the production of our key products by reducing costs of production, improving processes and increasing profitability margins. Finally, we are working to advance our diagnostic candidates, including Somakit and Annexin V-128, through important clinical and pre-clinical phases of development, in addition to seeking the requisite regulatory approvals for their future commercialization.
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  Pursue strategic acquisitions:   We have a track record of identifying, acquiring and integrating businesses and assets into our Company that we believe hold strategic value to us, having acquired and integrated six commercial-stage companies, two development-stage companies, one promising product candidate and one manufacturing facility since 2009. We expect to continue to target acquisitions that will further build our product pipeline and expand our production capacity and geographic coverage. We have augmented our product pipeline in part by acquiring companies that are already developing product candidates that we believe will be successful, as we did by purchasing BioSynthema to acquire rights to Lutathera, and by acquiring a majority stake in Atreus to develop Annexin V-128 in Europe and Canada. We will also target acquisitions that will enable us to better vertically integrate key components of the radiopharmaceutical production chain. In the case of each acquisition, we take a disciplined approach to analyzing the target’s compatibility with our existing development, manufacturing and commercialization infrastructure. More broadly, our aim in targeting specific acquisitions is to further consolidate our position as a leading pan-European nuclear diagnostics company while exploring additional product pipeline opportunities and avenues for expansion in the United States and outside Europe.
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  Leverage our platform to pursue additional strategic partnerships:   We plan to explore new opportunities to work with global pharmaceutical companies that would supplement our current production of their diagnostic products and strengthen our business relationships. In addition, we intend to pursue a three-pronged strategy for establishing important new industry partnerships. First, we intend to leverage our manufacturing expertise to in-license additional products. Second, we intend to capitalize on our R&D efforts and healthcare industry connections to strategically out-license our products to others. Third, we plan to use our expertise in manufacturing diagnostics to explore the potential for working with pharmaceutical companies to develop companion diagnostics with those companies. We believe that these efforts will further enhance our reputation as a leading European MNM company while broadening our industry experience.
Our History
We were founded in 2002 by Stefano Buono, our CEO and a physicist who had previously worked at CERN with Nobel Physics Prize winner Carlo Rubbia, Paolo Pomé, a private equity firm partner, Gérard Ber, our COO and a pharmacist with 18 years of experience in pharmaceutical and MNM sales and marketing, and Enrico de Maria, an engineer and the current CEO of our Italian subsidiary. Over the last several years we have expanded our European MNM manufacturing network, entering new markets and strengthening our position in existing territories. Highlights of our expansion include:
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  in the second quarter of 2014, expanding into the United States and establishing an office in New York as part of our early efforts to build a commercialization platform for Lutathera in the United States;
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  in February 2014, successfully completing a capital increase of €41 million (US$56.5 million), allowing us to accelerate our international expansion, including an increased presence in the United States, and helping us to finance the clinical development of our portfolio of MNM diagnostic and therapeutic products;

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  in February 2014, acquiring 100% of Imaging Equipment Limited, or IEL, a privately-held UK distributor of nuclear medicine products and technologies. The acquisition gives us our first direct presence in the United Kingdom and Ireland, expanding our existing services and expertise in nuclear medicine and providing us with an established manufacturing and commercialization platform. IEL generated sales of approximately £7.3 million (US$12.1 million) for the year ended December 31, 2013, an increase of 51% over the previous year;
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  entering the Polish market in January 2013 following a long-term collaboration agreement with the University of Warsaw. We are managing the University’s Radiopharmaceutical Production and Research Centre and expect to begin manufacturing Gluscan for hospitals in Poland in October 2014;
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  in late December 2012, acquiring two radiopharmaceutical companies in Barcelona: Barnatron, S.A., or Barnatron, a manufacturer and distributor of PET products and Catalana De Dispensación, S.A., or Cadisa, a manufacturer and supplier of products for SPECT products to hospitals in Spain;
•
  strengthening our position in Spain and Portugal by winning a public tender to build a new radiopharmaceutical facility in Murcia, Spain in February 2012, to supply all of the regional hospitals in the south of Spain. In March 2012 we acquired a fully operational PET production laboratory in Porto, Portugal, which was, at the time of the acquisition, the only facility authorized to produce FDG in Portugal; and
•
  acquiring a 50.1% stake in Umbra Medical AG, or Umbra, a German radiopharmaceutical company, giving us our first direct presence in Germany, in February 2012.
Our Corporate Structure
We were incorporated as société anonyme, or S.A., under the laws of the French Republic in 2002. We are a privately owned company registered in Bourg en Bresse, France. Our principal executive offices are located at 20 rue Diesel, 01630 Saint Genis Pouilly, France and our telephone number at this address is +33 (0) 4 50 99 30 70.
Our website is www.adacap.com. The information contained on our website is not a part of this prospectus.
Risks Associated with Our Business
Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in the ADSs. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:
•
  We depend on Gluscan, our branded version of a generic FDG product with no patent protection, for a majority of our sales.
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  Our future profitability depends significantly on the success of our lead product candidate, Lutathera, which is still in clinical development, and may not obtain regulatory approval or be successfully commercialized.
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  We have limited intellectual property rights related to our products and product candidates, including Lutathera and Somakit, as a result of which we may not be able to compete effectively in our market.
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  We rely on obtaining and maintaining orphan drug status for market exclusivity for our product candidates, including for Lutathera and for Somakit, Lutathera’s diagnostic companion product candidate. Orphan drug status may not ensure that we have market exclusivity in a particular market, and we could fail to obtain orphan drug market exclusivity if another drug is approved first containing the same active moiety, or lose exclusivity if another drug demonstrates clinical superiority.

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  We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.
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  While we have consistently realized sales from our products in recent years, we have incurred losses in the years ended December 31, 2013 and 2012 and in other, earlier fiscal years. We may continue to incur losses for the foreseeable future, and we may not achieve or maintain profitability.
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  We have identified material weaknesses and significant deficiencies in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business.
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  We may need to raise additional capital in connection with our continuing operations, which may cause dilution to our shareholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.
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  We are expanding our organization and may experience difficulties in managing this growth, which could disrupt our operations.
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  Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700.0 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.
Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer, or FPI, status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a FPI under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

THE OFFERING
Public offering price
US$        per ADS.
ADSs offered by us
        ADSs representing         ordinary shares.
Option to purchase additional ADSs
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional         ADSs from us to cover over-allotments, if any.
American Depositary Shares
Each ADS will represent one ordinary share, nominal value €0.10 per share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Depositary

ADSs to be outstanding after this offering
        ADSs representing         ordinary shares, assuming the deposit of all outstanding shares into the ADS deposit facility.
Use of proceeds
We estimate that we will receive net proceeds of approximately US$        million, based on the initial public offering price of US$        per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for:
•
  clinical trials and other R&D efforts for our principal pipeline product candidates, Lutathera, Annexin V-128, and Somakit;
•
  expanding our marketing, manufacturing and commercialization capabilities and organizing distribution to additional markets and geographies, in particular in the United States for Lutathera;
•
  expanding our manufacturing infrastructure; and
•
  general corporate purposes, including acquisitions of, or investment in, businesses or assets to expand any of the above.
See “Use of Proceeds.”
Risk factors
See “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.
NASDAQ trading symbol
“AAAP”

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, is based on 62,934,041 ordinary shares outstanding as of July 15, 2014 and excludes:
•
  1,632,500 ordinary shares awarded pursuant to our Free Share Plans that remain subject to vesting conditions and as such are not yet issued or outstanding;
•
  an additional 500,000 ordinary shares reserved for future issuance under our 2013 Free Share Plan following this offering;
•
  ordinary shares equivalent to €5.2 million (US$7.2 million) or         ordinary shares, calculated using the market price on the payment date, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, that we expect to issue as follows:
•
  €4.6 million (US$6.4 million) in aggregate amount of ordinary shares, or         ordinary shares, calculated using the market price on the payment date, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, upon the occurrence of certain milestones relating to Lutathera; and
•
  ordinary shares, equivalent to €0.6 million (US$0.8 million) calculated using the market price on the payment date, or         ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, provided that we exercise our option to acquire the remaining 49.9% stake in Umbra;
•
  ordinary shares equivalent to US$4.5 million (€3.3 million), calculated using the market price on the payment date, or up to         ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, that we may issue to the former owners of Marshall comprising of a maximum of US$1.5 million (€1.1 million) per year, or up to         ordinary shares per year, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, in earnout payment to the former owners of Marshall, upon satisfaction of certain financial goals, in each of 2014, 2015 and 2016; and
•
  no exercise by the underwriters of their option to purchase additional ADSs.

Summary Financial and Other Information
The summary income statement and statement of financial position data as of and for the years ended December 31, 2013 and 2012 for AAA are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG S.A., an independent registered public accounting firm, as stated in their report appearing herein.
We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, or IFRS.
This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for future periods.

	Year Ended December 31,
	2013		2012
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands unless otherwise noted except share and per share amounts)
Consolidated Statements of Income:
Sales	74,139	53,806	40,834
Raw materials and consumables used	(12,656)	(9,185)	(6,296)
Personnel costs	(21,747)	(15,783)	(12,970)
Other operating expenses	(28,839)	(20,930)	(17,023)
Other operating income	3,762	2,730	2,032
Depreciation and amortization	(13,327)	(9,672)	(6,623)
Operating income	1,331	966	(46)
Finance income	533	387	232
Finance costs	(13,993)	(10,155)	(16,512)
Net finance costs	(13,459)	(9,768)	(16,280)
Loss before income taxes	(12,128)	(8,802)	(16,326)
Income taxes	(1,459)	(1,059)	(586)
Loss for the year	(13,587)	(9,861)	(16,912)
Attributable to
Owners of the company	(12,719)	(9,231)	(16,455)
Non-controlling interests	(867)	(629)	(457)
Earnings per share:
Basic (US$ and € per share)	(0.23)	(0.17)	(0.31)
Diluted (US$ and € per share)	(0.23)	(0.17)	(0.31)

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.

	At December 31,
	2013		2012
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands)
Consolidated Statements of Financial Position:
Assets
Non-current assets	157,359	114,202	111,300
Goodwill	29,283	21,252	22,286
Other intangible assets	56,954	41,334	40,499
Property, plant and equipment	67,903	49,280	45,794
Financial assets	3,219	2,336	2,721
Current assets	55,156	40,029	38,543
Inventories	3,139	2,278	1,833
Trade and other receivables	22,243	16,143	15,537
Other current assets	11,019	7,997	7,107
Cash and cash equivalents	18,753	13,610	14,066
Total assets	212,515	154,231	149,843
Equity and liabilities
Equity attributable to owners of the company	87,290	63,350	63,101
Share capital	7,461	5,415	5,244
Share premium	105,539	76,594	69,650
Reserves and retained earnings	(12,989)	(9,427)	4,662
Net loss for the year	(12,719)	(9,231)	(16,455)
Non-controlling interests	1,874	1,360	2,189
Total equity	89,164	64,710	65,290
Non-current liabilities	89,809	65,178	58,425
Non-current provisions	8,309	6,030	5,592
Non-current financial liabilities	28,053	20,359	21,056
Deferred tax liabilities	5,983	4,342	5,640
Other non-current liabilities	47,466	34,448	26,137
Current liabilities	33,542	24,343	26,128
Current provisions	158	115	300
Current financial liabilities	7,521	5,458	4,012
Trade and other payables	12,701	9,218	9,857
Other current liabilities	13,162	9,552	11,959
Total liabilities	123,351	89,521	84,553
Total Equity and liabilities	212,515	154,231	149,843

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.

Other Financial Metrics

	At December 31,
	2013		2012
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands)
Adjusted EBITDA(2)	14,658	10,638	6,577

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.
(2)
  To provide investors with additional information regarding our financial results, we have used Adjusted EBITDA, a financial measure not calculated in accordance with IFRS, within this prospectus. We define Adjusted EBITDA as net income (loss) calculated in accordance with IFRS plus: (i) finance income; (ii) finance costs; (iii) income tax; and (iv) depreciation and amortization.
We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
Although Adjusted EBITDA measures are frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Some of these limitations are:
•
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
•
  Adjusted EBITDA does not reflect finance income or costs;
•
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and
•
  other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.
Because of these and other limitations, you should consider Adjusted EBITDA alongside IFRS-based financial performance measures, including various cash flow metrics, net income (loss) and our other IFRS financial results. Management addresses the inherent limitations associated with using Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income (loss). Further, management also reviews IFRS measures, and measures such as our level of capital expenditures, R&D expenditures, and interest expense, among other items.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable IFRS measure, for each of the periods identified.

	Year Ended December 31,
	2013		2012
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands)
Net loss for the year	(13,587)	(9,861)	(16,912)
Adjustments:
Finance income	(533)	(387)	(232)
Finance costs	13,993	10,155	16,512
Income taxes	1,459	1,059	586
Depreciation and amortization	13,327	9,672	6,623
Adjusted EBITDA	14,658	10,638	6,577

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.

RISK FACTORS
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ADSs, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our business, financial condition and results of operations could be materially and adversely affected if any of these risks occurs and as a result, the market price of our ADSs could decline and you could lose all or part of your investment.
This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those expressed or implied in these forward-looking statements as a result of certain factors, including the risks facing our Company described below and elsewhere in this prospectus.
Certain Factors Relating to Our Business and Industry
Commercialization Risks
Our business currently depends significantly on sales of Gluscan, our most important PET product. Any adverse market event with respect to Gluscan could have a material adverse effect on our business, financial condition and results of operations.
We rely heavily on sales of our most important PET product, Gluscan. Sales from Gluscan comprised 51.6% and 61.4% of our total sales for the years ended December 31, 2013 and 2012, respectively. If Gluscan were to lose significant sales, or was substantially or completely displaced in the market, we would lose a significant and material source of our total sales. Gluscan is our branded version of a generic FDG product, which is vulnerable to competition and a decline in sales as a result of being a generic product. Gluscan faces competition from FDG products from other manufacturers, principally IBA Molecular, as well as larger healthcare companies, such as GE Healthcare, and local competitors in geographic markets in Europe. See “Business — Our Competition.” These competitors may create pressures on the price of, and margin that we are able to earn on, Gluscan, which could depress our sales.
In addition, if Gluscan or similar products from our competitors were to become the subject of litigation and/or an adverse governmental action requiring us or such competitors, as applicable, to cease sales of Gluscan, such an event could have a material adverse effect on our business, financial condition and results of operations.
Our business currently depends on sales of our products in Europe, our most important geographic market. An adverse market event or deteriorating economic conditions in Europe may have a significant impact on our overall sales and could have a material adverse effect on our business, financial condition and results of operations.
We rely heavily upon sales in Europe, which comprised 91.9% and 90.0% of our total sales for years ended December 31, 2013 and 2012, respectively. If our European sales were significantly impacted by either material changes to reimbursement regulations or private payor reimbursement in the European jurisdictions in which we operate, other regulatory developments, competition or other factors, this impact could have a material adverse effect on our business, financial condition and results of operations. Since our current PET and SPECT products are not proprietary, we are vulnerable to increased competition in the European PET and SPECT markets, and such competition may result in decreased sales or lower margins for our products.
If we are unable to successfully introduce new products for clinical indications or fail to keep pace with advances in MNM or medical research or technology, our business, financial condition and results of operations could be adversely affected.
We operate in highly innovative businesses within the MNM field. We currently rely on sales of Gluscan for a significant portion of our total sales. However, our continued growth depends in large part on our ability to develop and obtain approval of new products and new indications for our products and product candidates. In particular, obtaining EMA market authorization and FDA approval for Lutathera is critical to our business plan. In addition, F-18 products such as Gluscan are likely to face increasing competition from Gallium-labeled products in PET diagnostics that may offer advantages over existing F-18 radiopharmaceuticals. It will accordingly be important for us to successfully develop and seek approvals for our other product candidates, such as Somakit, a PET product for the production of Gallium-labeled diagnostic compounds. Failure to obtain regulatory approval of Lutathera or of any of our other product candidates or additional indications, or failure to advance new formulations of PET, SPECT or other products and product candidates to meet new or changing demand could have a material adverse effect on our business, financial condition and results of operations.
The development of innovative products and medical technologies that improve efficacy, safety, patients’ and clinicians’ ease of use and cost-effectiveness involves significant technical and business risks. The success of new product offerings will depend on many factors, including our ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economic and timely manner, and differentiate our products from those of our competitors. If we cannot successfully introduce new products, adapt to changing technologies or anticipate changes in our current and potential customers’ requirements, our products may become obsolete, which could have a material adverse effect on our business, financial condition and results of operations.
We face substantial competition in the commercialization of MNM products, which may result in others developing or commercializing products before or more successfully than we do.
There are numerous proprietary molecules for MNM products currently in development by other companies. We may face future competition with respect to our products, any products that we acquire, our current product candidates and any products or product candidates we may seek to develop or commercialize in the future from other pharmaceutical companies and governments, universities and other non-profit research organizations, which are increasingly aware of the commercial value of their research. Our competitors may develop products that are safer, more effective, more convenient or less costly than products that we may develop or market. Our competitors may devote greater resources to market or sell their products, adapt more quickly to new technologies and scientific advances, initiate or withstand substantial price competition more successfully than we can, or more effectively negotiate third-party licensing and collaborative arrangements.
We consider IBA Molecular, which specializes in radiation therapy and diagnostics and operates throughout the world with over 50 locations in the United States, Europe and Asia, to be our most significant competitor in the European MNM market due to its significant know-how, manufacturing capacity and geographic reach in the European MNM market. We also face competition in the field of PET diagnostic products from larger healthcare companies that comprise a significant proportion of the MNM market and smaller suppliers who operate within specific geographic areas. While these smaller competitors may have more limited manufacturing infrastructure than we do, they may have greater experience than us or a more established reputation than we do in such areas. We face competition in the field of SPECT diagnostic products from a greater number of SPECT manufacturers than we do in PET, given the more established and widespread use of SPECT imaging. Our competitors in SPECT include both large healthcare companies and smaller diagnostic imaging companies. In the field of MNT, we face competition from local companies and university hospitals that operate within specific geographic areas. While these competitors may have more limited manufacturing infrastructure than we do, they may have greater experience or a more established reputation in these geographic areas. Each of the above-mentioned competitors, in particular the larger healthcare companies, may have greater resources to devote to manufacturing, marketing or selling products than we do. Any reduction in demand for our products as a result of one or more competing products could lead to reduced sales, reduced margins, reduced levels of profitability or loss of market share for our products.
We commercialize almost all of our products without patent protection. Gluscan and our licensed products IASOflu, IASOdopa and IASOcholine are currently not covered by any issued patents. Moreover, the patents covering claims related to Lutathera are expected to expire in 2015 in the United States and in 2016 in Europe and various other jurisdictions. Without patent protection for these products and product candidates, we currently face competition from generic drug manufacturers and we may be unable to prevent additional generic drug manufacturers from developing, manufacturing or commercializing competing products. In addition, competition for our products may be affected by follow-on products in Europe and the United States and other jurisdictions. The existence of generic products may also result in decreased pricing for our products.
Any or all of these competitive pressures could have a material adverse effect on our business, financial condition and results of operations.
We rely on maintaining orphan drug designation and obtaining market exclusivity for Lutathera and potentially for Somakit, Lutathera’s companion PET diagnostic product candidate. Orphan drug designation may not ensure that we will obtain market exclusivity upon approval in a particular market. In addition, we may not obtain orphan drug market exclusivity if another drug containing the same active moiety is approved first, or we may lose market exclusivity if a later product demonstrates clinical superiority to Lutathera or Somakit.
Lutathera and Somakit, our leading therapeutic candidate and its companion diagnostic candidate, respectively, have each been granted orphan drug designation by the FDA and the EMA. If Lutathera, Somakit or any of our other product candidates that receive orphan drug designation were to lose orphan drug designation or were to fail to obtain marketing exclusivity upon approval, our business, financial condition and results of operations could be materially adversely affected. Obtaining regulatory market exclusivity for Lutathera is particularly important due to the expected expiration of patents covering claims related to Lutathera in 2015 for the United States and 2016 for Europe and various other jurisdictions.
In the United States, a product candidate with orphan drug designation qualifies for market exclusivity for up to seven years after FDA approval, if it is the first product containing a particular active moiety that is approved for the designated use. Thus, if Lutathera or Somakit is approved in the United States for the indication for which it has obtained orphan drug designation before any other product containing the same active moiety and obtains market exclusivity, the FDA may not approve another product containing the same active moiety for the same indication during the market exclusivity period, unless the second product is demonstrated to be clinically superior to Lutathera or Somakit. A product can demonstrate clinical superiority over another product if it is safer, more effective or makes a major contribution to patient care. In addition, a chemically dissimilar product would not be affected by Lutathera’s or Somakit’s U.S. market exclusivity and could obtain approval and, if designated as an orphan drug, market exclusivity in the United States.
In Europe, EMA regulations provide marketing exclusivity for up to ten years in Europe for orphan drugs, subject to certain exceptions, including the demonstration of “clinically relevant superiority” by a similar medicinal product. EMA orphan marketing exclusivity applies to drug products for the same indication that use the same method of action but which can be chemically dissimilar. As a result, if Lutathera or Somakit obtains marketing authorization from the EMA before competing therapeutic candidates for the same indication that use the same method of action, the EMA may not grant marketing authorization to the competing therapeutic candidates for a period of up to ten years. However, if a competing therapeutic candidate is approved by the EMA before Lutathera or Somakit, that drug could defeat Lutathera’s or Somakit’s market exclusivity, respectively, in Europe by demonstrating a clinically relevant advantage. The loss of market exclusivity for Lutathera, Somakit or our other product candidates that we intend to commercialize in Europe or the United States could have a material adverse effect on our business, financial condition and results of operations.
The commercial success of our MNM products and product candidates will depend upon public perception of radiopharmaceuticals and the degree of their market acceptance by physicians, patients, healthcare payers and others in the medical community.
Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting negative publicity, as well as any other adverse events in the field of MNM that may occur in the future, could result in a decrease in demand for our products or any product candidates that we may develop. If public perception is influenced by claims that MNM or specific therapies within MNM are unsafe, our products or product candidates may not be accepted by the general public or the medical community.

In particular, the continued or future commercial success of Gluscan, Lutathera and our other products and product candidates, as applicable, depends and will depend upon, among other things, these products and product candidates gaining and maintaining acceptance by physicians, patients, third-party payers and other members of the medical community as efficacious and cost-effective alternatives to competing products and treatments. If any of our products or product candidates does not achieve and maintain an adequate level of acceptance, we may not generate material sales of that product or product candidate or be able to successfully commercialize it. The degree of market acceptance of our products and product candidates will depend on a number of factors, including:
•
  our ability to provide acceptable evidence of safety and efficacy;
•
  the prevalence and severity of any side effects;
•
  availability, relative cost and relative efficacy of alternative and competing treatments;
•
  the ability to offer our products for sale at competitive prices;
•
  the relative convenience and ease of administration of our products and product candidates;
•
  the willingness of the target patient population to try new products and product candidates and of physicians to prescribe these products and product candidates;
•
  the strength of marketing and distribution support;
•
  publicity concerning our products and product candidates or competing products and treatments; and
•
  the sufficiency of coverage or reimbursement by third parties.
If our products or product candidates do not become widely accepted by potential customers, physicians, patients, third-party payers and other members of the medical community, such a lack of acceptance could have a material adverse effect on our business, financial condition and results of operations.
Reimbursement policies or changes in healthcare systems and third-party payer policies could result in a decline in our potential sales of our products.
In Europe, the United States and other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay EMA marketing authorization and/or FDA approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain EMA marketing authorization and/or FDA approval, as applicable.
In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement additional governmental control. While we currently have a limited presence in the United States, recent U.S. legislation, rules and regulations instituted significant changes to the U.S. healthcare system could have a material adverse effect on our business, financial condition and results of operations now or in the future as we consider expanding our business in the United States. We cannot predict what effects, if any, this legislation might have on our Company and our products, nor can we predict whether additional legislative or regulatory proposals may be adopted.
In addition, in Europe, the United States and elsewhere, sales of therapeutic and other pharmaceutical products depend, in part, on the availability of reimbursement from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services and they may limit access to radiopharmaceutical products through the use of prior authorizations. Any reimbursement granted may not be maintained, or limits on reimbursement available from third parties may reduce the demand for or negatively affect the price and profitability of those products. Third-party payers may pursue aggressive cost cutting initiatives such as comparing the effectiveness, benefits and costs of similar treatments, which could result in lower reimbursement. Policies that decrease reimbursement, or the loss of availability of reimbursement from third-party payers, could harm our ability to successfully commercialize our products and product candidates and the demand for our products, which could cause a material adverse effect on our business, financial condition and results of operations.
In certain markets, reimbursement is dependent on budgets set by the government, which may place limits on reimbursements. For example, in many European countries, government healthcare entities that purchase PET products from us are constrained by budgetary limits, regardless of the demand for our PET products, such as Gluscan. In these and in other markets, if third-party payers are not willing or able to supply reimbursement to make up the difference between budget limits and demand for our products or product candidates, or if economic or other conditions cause governments or other reimbursing parties to revise their budgets for radiopharmaceutical products downward, our sales in that market could suffer significantly, which could have a material adverse effect on our business, financial condition and results of operations.
The implementation of the 2010 healthcare reform law in the United States may adversely affect our business.
Our industry is highly regulated and changes in law may adversely impact our business. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. While we do not currently conduct significant operations in the United States, several provisions of the new law, which have varying effective dates, may affect us as we seek to expand our presence in the United States and will likely increase certain of our costs. For example, an increase in the Medicaid rebate rate from 15.1% to 23.1% became effective as of January 1, 2010, and the volume of rebated drugs was expanded to include beneficiaries in Medicaid managed care organizations, effective as of March 23, 2010.
The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of the healthcare reform law cannot be known until these provisions are implemented and the Centers for Medicare and Medicaid Services and other federal and state agencies issue applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could impact the success of our products. We will continue to evaluate the healthcare reform law, as amended, the implementation of regulations or guidance related to various provisions of the healthcare reform law by federal agencies, as well as trends and changes that may be encouraged by the legislation and that may potentially impact on our business over time.
In addition, Federal, state and foreign governmental authorities are likely to continue efforts to control the price of drugs and reduce overall healthcare costs. These efforts could have a material adverse effect on our business, financial condition and results of operations.
Manufacturing Risks
Our MNM products and product candidates are complex to manufacture and ship, which could cause us to experience delays in product manufacturing or development and resulting delays in sales.
Manufacturing MNM products and product candidates, especially in large quantities, is complex. The products and product candidates must be made consistently and in compliance with a clearly defined manufacturing process. In Europe, our production sites where we source manufacturing for European sales must comply with cGMP. The products and product candidates must also be delivered in accordance with local and international regulations applicable to the delivery of radioactive materials and pharmaceuticals. Problems may arise during manufacturing for a variety of reasons, including problems with raw materials, equipment malfunctions and failures to follow specific protocols and procedures. In addition, slight deviations anywhere in the manufacturing process, including obtaining materials, filling, labeling, packaging, storage and shipping, and quality control testing, may result in lot failures or manufacturing shut-down, delays in the release of product batches, product recalls, spoilage or regulatory action. Such deviations may require us to revise manufacturing processes or change suppliers or delivery mechanisms.

The design of the manufacturing or storage processes for our radioactive compounds may not completely eliminate the risk of exposure of our employees and others to radioactive materials and may need to be reworked in order to keep in compliance with national radio-protection laws in the jurisdictions in which we operate.
Additionally, as our equipment ages, it will need to be replaced. Replacement of equipment has the potential to introduce variations in the manufacturing process that may result in lot failures or manufacturing shut-down, delay in the release of product batches, product recalls, spoilage or regulatory action. Success rates can also vary dramatically at different stages of the manufacturing process, which can reduce yields and increase costs. From time to time, we may experience deviations in the manufacturing process that may take significant time and resources to resolve and, if unresolved, may affect manufacturing output and could cause us to fail to satisfy customer orders or contractual commitments, lead to a termination of one or more of our contracts, lead to delays in our clinical trials, result in litigation or regulatory action against us or cause the EMA, the FDA or other regulatory bodies to cause us to cease releasing products until the deviations are explained and corrected. In addition, the aging and eventual retirement of our cyclotrons will involve substantial costs associated with decontaminating and decommissioning the sites where they are used and regulatory risks in the event that the process is not done correctly or according to regulatory requirements.
Any of these risks could result in considerable financial or other harm that could be costly to us, damage our reputation and could have a material adverse effect on our business, financial condition and results of operations.
Our MNM products and product candidates have limited shelf lives that make them susceptible to damage and loss, which could adversely affect our business, financial condition and operating results.
Our PET products, including Gluscan, and our PET product candidates have a shelf life of approximately ten hours, and our therapy product candidates, such as Lutathera, have a shelf life of approximately three days. These products and product candidates accordingly require production facilities with close proximity to their final customers and reliable transportation to avoid spoilage, damage and/or loss. The failure of third parties with whom we contract to deliver these products and product candidates within the scope of their limited shelf lives could result in the loss of a given shipment and the sales associated with it. In addition, for those products with radioactive elements, such as our F-18 PET products, any delay in shipment results in a loss of the radioactive dose as a result of radioactive decay, with the risk that the entire useful dose may be lost. Moreover, since each order is made individually or in small batches and delivered with dedicated transportation in compliance with local and international regulations applicable to the delivery of radioactive materials, we do not have readily available replacements to substitute for a lost delivery if circumstances beyond our control, such as delays or problems caused by weather changes, or a failure in the transportation system operated by third parties that we hire, prevent the timely delivery of a batch, or if our facilities fail to distribute the ordered batch in a timely fashion in accordance with specifications. If such losses or failures were to occur repeatedly, we could suffer harm to our reputation and a loss of customers and sales, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, if one or more of our facilities were to experience downtime, the limited shelf life of these products or product candidates, particularly those with radioactive components or elements, would make it difficult for us to replace such facilities’ production since the replacement product or product candidate may need to be delivered from a facility that is geographically distant from ordering customers. The logistical complexity of fulfilling such customer orders through an alternate, more geographically removed facility may make it impracticable or unduly costly to fulfill the orders of customers in a region where our facility or facilities are experiencing downtime. If we are unable to fulfill orders from our customers in such regions, we may lose such customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are considering expanding our production facilities, including through potential acquisitions, with a near-term focus on manufacturing and distribution of Lutathera in the United States. Delay or failure to acquire or develop production capacity or delays or failures in obtaining regulatory approvals for any new production facilities could limit our ability to expand our sales.
In anticipation of potential FDA approval for Lutathera, we are considering developing or acquiring production capacity in the United States. Any U.S. production site that we acquire, as well as execution of our plan to expand into the U.S. market for our products, and in particular Lutathera, will be important to our growth strategy. The process for qualifying and validating one or more U.S. facilities and obtaining associated regulatory approvals and complying with cGMP regulations or similar regulatory requirements for sales of our products or product candidates may be significant and may result in unanticipated delays or costs.
Facilities that we own or that we may acquire are subject to risk of damage or interference and resulting delays, which could adversely affect our business and growth plans.
We have experienced in the past, and may experience in the future, damage of or interference with the ongoing operations of production facilities that we own or may acquire. For example, a few days before we signed the acquisition agreement for a PET production site in Europe, the site experienced significant flooding that delayed the consummation of the transaction for several months while the problem was addressed. The resulting delay in our entrance into that geographic market limited our ability to compete for product distribution in the market as other companies gained authorization to produce PET products and began selling it at low prices, which created more difficult competitive conditions for us. We also suffered fire damage to our Marseille, France facility that impeded the site’s completion and accordingly delayed our ability to compete in the Marseille geographic market. In the event that our facilities are damaged as a result of natural conditions or other events or actions that disrupt the ongoing operation of our facilities, or the third-party transportation infrastructure upon which we rely, our ability to manufacture and ensure the delivery of products to customers could be limited, which could have a material adverse effect on our business, financial condition and results of operations.
In particular, we have two facilities, our laboratory near Ivrea, Italy and our laboratory in Meldola, Italy, that are approved by the Agenzia Italiana del Farmaco (the Italian Medicines Agency), or AIFA, to produce Lutathera, our lead product candidate. If either or both sites were to experience a shutdown or otherwise be unable to produce Lutathera, we do not currently have any other sites that would be able to cover for the lost production. While we may be able to secure approvals for other sites for the production of Lutathera in the future, we cannot assure you that we will be able to do so in a timely manner, as approvals of a facility or facilities in one country may not assure our ability to obtain similar approvals for other facilities or in other countries. In the event that we were to suffer a loss of capacity to produce Lutathera, and were unable to replace the lost capacity with production from other sites approved to manufacture Lutathera, our business, financial condition and results of operations could be materially adversely affected.
If we are unable to obtain supplies for the manufacture of Gluscan, Lutathera or our other products and product candidates in sufficient quantities and at an acceptable cost, our ability to manufacture Gluscan or Lutathera or to develop and commercialize our other products and product candidates could be impaired, which could harm our sales, lead to a termination of one or more of our contracts, lead to delays in clinical trials or otherwise harm our business.
We depend on third parties for certain materials and services necessary for the manufacture of Gluscan, Lutathera and our other products and product candidates that we do not manufacture in our own facilities, including suppliers of Lu-177 radioisotopes, consumable and vial suppliers, suppliers of certain precursor elements of radiopharmaceuticals and sterility subcontractors. A disruption in the availability of such materials or services from these and other suppliers could require us to qualify and validate alternative suppliers. If we are unable to locate or establish alternative suppliers, our ability to increase or maintain our current manufacturing levels for our products and product candidates could be adversely affected and could harm our sales, cause us to fail to satisfy contractual commitments, lead to the termination of one or more of our contracts or lead to delays in our clinical trials, any of which could be costly to us and otherwise have a material adverse effect on our business, financial condition and results of operations.

Our business, and in particular the production of PET products and product candidates, requires substantial capital, including potential investments in large capital projects, to operate and grow.
Manufacturing and developing PET products, such as Gluscan, SPECT products and our product candidates, such as Lutathera, is capital-intensive and requires significant investments in manufacturing and distribution infrastructure, R&D and facility maintenance. In order to obtain EMA, FDA and other regulatory approval for product candidates and new indications for existing products, we may be required to enhance the facilities in which and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions and conduct clinical trials. Any enhancements to our production facilities necessary to obtain EMA or FDA approval for product candidates or new indications for existing products could require large capital projects. In addition, if we acquire or build new facilities to manufacture any of our products or product candidates, we would need to obtain regulatory approval to manufacture such product at any new facility before we could begin marketing such product. We may also undertake such capital projects in order to facilitate compliance with cGMP or expand capacity. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot program may cost more or not perform as well, or at all, in full-scale operations. Projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will comply with cGMP, and we may need to spend additional amounts to achieve compliance.
Additionally, by the time these capital projects are completed, market conditions may differ significantly from our assumptions regarding competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result, capital returns may not be realized. A failure to invest in large capital projects may harm our competitive position and financial condition. In addition, to fund large capital projects, we may need to incur future debt or issue additional equity, and we may not be able to structure our debt obligations or issue equity on favorable economic terms, if at all. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and could have a material adverse effect on our business, financial condition and results of operations.
Research and Product Development Risks
We depend in part on the success of Lutathera and our other product candidates. Lutathera and our other product candidates are still in clinical and preclinical development. Clinical trials of our product candidates may not be successful. If we are unable to commercialize Lutathera and our other product candidates, or experience significant delays in doing so, our business, financial condition and results of operations could be materially adversely affected.
We have invested a significant portion of our efforts and financial resources into the development of Lutathera and our other product candidates. While we have already begun generating sales from Lutathera in certain countries in Europe on a compassionate use and named patient basis, our ability to continue to generate sales from Lutathera and other product candidates will depend heavily on the successful development and eventual commercialization of Lutathera and our other product candidates. The success of Lutathera and our product candidates will depend on several factors, including the following:
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  the successful efforts in completing clinical trials of, receipt of regulatory approval for and commercialization of such product candidates;
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  for the product candidates to which we retain rights under relevant agreements, completion of preclinical studies and clinical trials of, receipt of marketing approvals for, establishment of commercial manufacturing capabilities for and successful commercialization of such product candidates; and
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  acceptance of our product candidates by patients, the medical community and third-party payers, effectively competing with other therapies, a continued acceptable safety profile following approval, and qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.
If we or the parties with whom we partner or do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Lutathera and our other product candidates, which could materially adversely affect our business, financial condition and results of operations.

Because we are developing product candidates for the treatment of diseases in which there is limited clinical experience and, in some cases, using new methodologies, there is more risk that the outcome of our clinical trials will not be favorable or may not lead to approval of our product candidates.
There are currently few approved radiopharmaceutical therapeutic products. In addition, there has been limited historical clinical trial experience generally for the development of radiopharmaceutical therapeutics. As a result, the design and conduct of clinical trials for these drugs is uncertain and subject to increased risk.
In the last several years, the NETTER-1, a multicenter, stratified, open, randomized, comparator-controlled, parallel-group Phase 3 trial design, has been accepted by European and U.S. regulators as a design for MNT clinical testing that contains an appropriate primary outcome measure for MNT trials. We may nonetheless experience setbacks with our NETTER-1 clinical trial or any other clinical trial for Lutathera or the clinical trials for our other product candidates. We may not achieve the pre-specified endpoints with statistical significance in the trials of Lutathera or of our other product candidates, which would decrease the chance of obtaining or could prevent marketing approval for Lutathera or our other MNT product candidates, or the FDA may not determine that the product candidate’s clinical and other benefits outweigh its safety risks. We could also face similar challenges in designing clinical trials and obtaining regulatory approval for future product candidates, which could have a material adverse effect upon our business, financial condition and results of operations.
Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, in particular those for Lutathera, are prolonged or delayed, we or any industry partners involved in the conduct of such trials may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all.
To obtain the requisite regulatory approvals to market and sell any of our product candidates, we and/or our industry partners for such candidate must demonstrate through extensive preclinical and clinical trials that our product candidates are safe and effective in humans. The process for obtaining governmental approval to market our products is rigorous, time-consuming and costly. It is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. Due to these and other factors, our current product candidates or any of our other future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential sales that we might earn from these product candidates due to the lost time before potential commercialization and potential changes in the competitive landscape by the time such product candidates are commercialized, if they are commercialized at all. We may also suffer reputational harm from such delays or failures that could affect our business more broadly.
Clinical trials must be conducted in accordance with EMA, FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced under cGMP and other requirements. We depend on our industry partners, including medical institutions and in particular Clinical Research Organizations, or CROs, to conduct clinical trials in compliance with Good Clinical Practice, or GCP, and in compliance with other applicable regulatory and technical requirements. To the extent they fail to do so, we may be affected by increased costs, program delays or both, which may harm our business. We have been affected in the past, and my be affected in the future, by technical issues on the part of industry partners in conducting clinical trials, including documentation failures that have resulted in, and may in the future result in, significant delays in product commercialization. We have also been affected in the past, and may be affected in the future, by difficulties in conducting our own trials that may require us to revise our protocol for such trials, revise patient enrollment targets and make other changes that have the effect of delaying completion of such trials and in turn the commercialization of our product candidates that depends upon such trials.

To date, we have not completed all clinical trials required for the approval of any of our current product candidates. Our lead product candidate, Lutathera, is in a pivotal Phase 3 trial. Certain of our other product candidates are in Phase 3 and Phase 1/2 trials. In certain cases, obtaining marketing authorization following our trials for specific product candidates depends on satisfactory documentation that is largely controlled by third parties with whom we partner for such product candidates’ European and/or U.S. commercialization.
In addition, the commencement and completion of clinical trials for other product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:
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  negative or inconclusive results, which may require us to conduct additional preclinical studies or clinical trials or to abandon projects that we expected to be promising;
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  safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;
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  the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;
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  regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;
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  delays or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
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  delays in patient enrollment and variability in the number and types of patients available for clinical trials;
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  the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;
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  lower than anticipated retention rates of patients and volunteers in clinical trials;
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  our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
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  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
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  delays in establishing the appropriate dosage levels;
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  the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;
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  the quality or stability of the product candidate falling below acceptable standards;
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  the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials; and
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  exceeding budgeted costs due to difficulty in predicting accurately costs associated with clinical trials.
Even if we obtain regulatory approval, our product candidates may be approved for fewer or more limited indications than we request, such approval may be contingent on the performance of costly post-marketing clinical trials, or we may not be allowed to include the labeling claims necessary or desirable for the successful commercialization of such product candidate. In addition, if our product candidate produces unexpected side effects or safety issues, the EMA or the FDA may require the implementation of restrictive measures, or a comparable foreign regulatory authority may require the establishment of a similar strategy, that may, for instance, limit the distribution of our products and impose burdensome implementation requirements on us.

We anticipate that our expenses will increase substantially as compared to prior periods in connection with the initiation and completion of our Phase 3 clinical program for our lead product candidate, Lutathera.
As a result of our continued investment in our Phase 3 clinical trial for Lutathera, our expenses will increase substantially due to costs we have incurred and will incur in connection with conducting such trials, seeking EMA marketing authorization and FDA approval for Lutathera for treatment of progressive midgut GEP-NETs in the European Union and the United States, respectively, and as a result of increased headcount, including management personnel, to support our clinical, manufacturing, and sales activities. These costs will be in addition to those associated with our expanded infrastructure, increased legal, compliance, accounting and investor and public relations expenses associated with being a public company and increased insurance premiums, among other factors. We are party to agreements, including an acquisition agreement with BioSynthema, Inc., that impose royalty, milestone and earn-out payment obligations on us, in connection with our achievement of specific clinical, regulatory and commercial milestones with respect to Lutathera. We are also party to a related license agreement with Mallinckrodt, Inc., or Mallinckrodt, that requires us to pay a royalty payment to Mallinckrodt at a low double-digit percentage of our net sales of Lutathera for each quarter until the first quarter of 2020, a letter of agreement with Erasmus Medical Center, or Erasmus, that requires us to pay Erasmus a low single-digit percentage royalty on net sales of Lutathera, which is capped based on the number of clinical trials required by the FDA, with a current maximum of €2.0 million (US$2.7 million), and a license and royalty agreement for rights relating to a somatostatin analogue that requires us to pay a low single-digit percentage royalty on net sales of Lutathera. See “Business — Other Contracts” for more information.
Positive or timely results from preclinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the EMA, the FDA or other regulatory authorities.
Our product candidates, including Lutathera, that show positive preclinical, Phase 1 or Phase 2 results may not show sufficient safety or efficacy to obtain regulatory approvals and therefore fail in later-stage clinical trials. The EMA, the FDA and other regulatory authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be granted for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the EMA, the FDA or any other regulatory authority.
The data obtained from the clinical trials we have completed may not be convincing and are not as reliable as late-stage clinical trials that are generally larger and conducted with more statistical rigor. For example, the Phase 2 trial for Lutathera was not controlled. As a result, the data obtained from the trial are not directly comparable to data from other products or other studies. In addition, because the trial was investigator-initiated, the trial did not have the proper controls or the proper level of homogeneity. The historical data to which we compare our Phase 2 results vary in quality and are considered less reliable than other forms of data. These same concerns over reliability and comparability of data may arise in future clinical trials.
In addition, it is possible that the FDA may not consider the results of a single Phase 3 clinical trial of Lutathera, once completed, to be sufficient for the approval of Lutathera. In general, two adequately designed, powered and well-controlled trials are required to demonstrate effectiveness sufficient for approval of a new drug. For example, the usual level of statistical significance (p<.05) may not be sufficient for approval based on a single study, and a more robust showing of statistical significance may be required. Additionally, even if favorable results are achieved in the Phase 3 trial of Lutathera, the FDA may nonetheless require that we conduct additional clinical trials, possibly using a different design. If we are required to conduct an additional Phase 3 trial for Lutathera, we would incur significant additional clinical trial expenses. In addition, we could be delayed in obtaining regulatory approval for Lutathera and may not be able to quantify the delay, which would impact our commercialization strategy for Lutathera.
It is also possible that our product candidates will not complete clinical trials in the markets in which we intend to sell those product candidates. If this were to happen, we would not receive the regulatory approvals needed and neither we nor our industry partners would be able to market our product candidates in such markets. Significant clinical trial delays could also allow our competitors to bring products to market before we do, shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates, any of which may harm our business, financial condition and results of operations.
Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Failure to obtain EMA marketing authorization, FDA approval, or other necessary regulatory approvals, as applicable, for our product candidates would result in our being unable to market and sell such product candidates on a commercial basis, which would materially adversely affect our business, financial condition and results of operations.
If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates, we may need to abandon our development of such product candidates.
If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early-stage or clinical testing are later found to cause side effects that prevent or limit further development of the compound.
In a safety analysis preformed on 615 patients in the Erasmus Study, the most common side effects observed, occurring within 24 hours of administration of the Lutathera injection, were transitory alopecia (38% of administrations), nausea (28% of administrations), vomiting (15% of administrations) and abdominal discomfort or pain (in 16% of administrations). The primary form of toxicity to patients treated with Lutathera was hematological, with 13% of the Erasmus Study patients experiencing one or more SAEs. See “Business — Our Product Candidates in Clinical Development — Lead Therapeutic Candidate — Lutathera.” There may also be potential long-term toxicity to certain patients’ bone marrow associated with treatment using Lutathera, with evidence of such toxicity observed in between 1% and 3% of the patients in our Phase 2 trial. An accurate assessment of this potential side effect has not yet been performed and we do not believe that such an assessment will be performed until after the conclusion of the Phase 3 trial.
Such side effects could be raised by the EMA, the FDA and other regulatory authorities and could be an impediment to receipt of EMA marketing authorization or FDA approval, or physician or patient acceptance of Lutathera or our other product candidates because of concerns related to safety. We do not currently have safety data available for Lutathera’s Phase 3 study, but expect to obtain such data by the second quarter of 2015. Safety data are not available from the compassionate use and named patient programs in which Lutathera has been used. We cannot assure you that the results of a safety analysis in our Phase 3 trial will be consistent with the safety analysis from our Phase 1/2 trials or adequate to support approval of Lutathera. Our inability to timely market or sell Lutathera because of safety concerns, regulatory impediments, or a need to abandon our clinical trials for safety reasons could have a material adverse effect upon our business, financial condition and results of operations.
We have not yet completed patient enrollment in our Lutathera Phase 3 trial. We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our R&D efforts and business, financial condition and results of operations could be materially adversely affected.
Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. For example, as of July 15, 2014, we had 152 randomized patients in our Phase 3 trials for Lutathera, and plan to enroll 230 patients in total. This trial or other product candidates’ trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the nature of the trial protocol, competing clinical trials and the availability of new drugs approved for the indication the clinical trial is investigating.

The successful completion of our clinical trials for our MNT product candidates, such as that for Lutathera, is dependent upon our ability to enroll a sufficient number of patients in the sub-populations of MNT patients that our particular product candidates target. As our product candidates target sub-populations of potential MNT patients, the number of patients eligible for our trials is limited. For example, Lutathera targets metastatic progressive midgut GEP-NETs, a rare cancer with a small patient population. Further, the limited number of specialist physicians and major clinical centers that treat GEP-NETs are concentrated in a few geographic regions. In addition, other companies that are conducting clinical trials may announce plans for future clinical trials that are likely to seek to enroll patients with the same conditions that we are studying and patients are generally only able to enroll in a single trial at a time. The small population of patients, competition for these patients and limited trial sites may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner.
We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of radiopharmaceutical products. The current and future use of our existing products and our product candidates by us and our corporate industry partners in clinical trials, and the sale of current products and any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product or product candidate, healthcare providers, pharmaceutical companies, our corporate industry partners or others selling such products. Insurance against such claims is more expensive, in the case of our radioactive products, due to the increased potential for harm and the increased price of raw materials, relative to nonradioactive products. We maintain insurance policies on a country-by-country basis and typically insure ourselves against the following risks, among others:
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  risks related to construction of production sites;
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  risks related to the manufacture and distribution and use of our products and product candidates;
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  director and officer liability risks;
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  property damage risks; and
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  risks related to clinical trials.
However, we may not have sufficient insurance to cover all claims against us in these areas. Any claims against us, regardless of their merit, could be difficult and costly to defend and could result in:
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  decreased demand for any product candidates or products that we may develop;
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  termination of clinical trial sites or entire trial programs;
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  injury to our reputation and significant negative media attention;
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  withdrawal of clinical trial participants;
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  significant costs to defend the related litigation;
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  substantial monetary awards to trial subjects or patients;
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  loss of sales;
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  diversion of management and scientific resources from our business operations;
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  the inability to commercialize any products that we may develop; and
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  an increase in product liability insurance premiums or an inability to maintain product liability insurance coverage.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product candidate, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.
Although we maintain limited product liability insurance for our products and product candidates, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage for the sale of commercial products to include additional product candidates, if any, for which we obtain EMA marketing authorization or FDA approval. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.
Any of the events described above could have a material adverse effect on our business, financial condition and results of operations.
Regulatory and Compliance Risks
Failure to obtain or maintain regulatory approval in international jurisdictions could prevent us from marketing our products abroad and could limit the growth of our business.
We currently sell or intend to sell our products and product candidates in Europe, the United States and around the world. To market our products in Europe and other foreign jurisdictions, we may need to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. Approval by the EMA and/or FDA does not ensure approval by foreign regulatory authorities. The approval procedures in foreign jurisdictions can vary widely and can involve additional clinical trials and data review. We and our industry partners may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and therefore we may be unable to commercialize our products in these countries and new markets, which may adversely impact our business, financial condition and results of operations.
Even if our product candidates obtain regulatory approval, they will be subject to continual regulatory review.
If EMA marketing authorization or FDA approval is obtained for any of our product candidates, the approved product will remain subject to continual review and therefore its approval could be subsequently withdrawn or restricted. We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, requirements pertaining to advertising and promotion of our products, requirements to manufacture our products in accordance with cGMP and other post-marketing obligations.
If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:
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  issue warning letters or untitled letters;
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  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
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  require us to enter into a consent decree, which can include the imposition of various fines, reimbursements for inspection costs and penalties for noncompliance, and require due dates for specific actions;
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  seek an injunction, impose civil penalties or monetary fines or pursue criminal prosecution;
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  suspend or withdraw regulatory approval;
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  suspend any ongoing clinical trials;
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  refuse to approve pending applications or supplements to applications filed by us;

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  suspend or impose restrictions on operations, including costly new manufacturing requirements; or
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  seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.
If any of these events occurs, our ability to sell such products may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.
Regulatory approval for our products is limited by the EMA, the FDA and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.
Any regulatory approval of our products is limited to those specific indications for which our products have been deemed safe and effective by the EMA, the FDA or similar authorities in other jurisdictions and therefore approved. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we distribute a therapy, PET or SPECT product or product candidate, we rely on physicians to prescribe and administer it for the indications described and as directed in the product’s labeling. However, in certain cases physicians may prescribe a product for unapproved, or “off-label” uses, or in a manner that is inconsistent with the product’s labeling, including its prescription information. To the extent such off-label uses and departures from the approved labeling become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products or product candidates in the marketplace may suffer.
Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s or product candidates’ labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products or product candidates is limited to those indications that are specifically approved by the EMA, the FDA or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warning or untitled letters from, or enforcement action by, these authorities. In addition, failure to follow EMA and FDA rules and guidelines relating to promotion and advertising can result in the EMA’s or FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could have a material adverse effect upon our business, financial condition and results of operations.
Our operations, including our use of hazardous materials, require us to comply with complex and stringent regulatory requirements and expose us to significant potential liabilities.
Our operations involve the use of hazardous materials, including radioactive materials, and may produce dangerous waste products. Accordingly, we, along with the third parties that conduct clinical trials on and manufacture our products and product candidates on our behalf are subject to numerous local and foreign laws and regulations that govern, among other things, the use, manufacture, distribution, storage, handling, exposure, disposal and recordkeeping with respect to these materials. Compliance with current or future laws and regulations can require significant costs and we could be subject to substantial fines and penalties and other sanctions in the event of noncompliance. Past inspections of our facilities have noted certain deviations that required corrective and preventative action, though they did not result in any restrictions on our ability to produce or deliver radioactive products, and they did not result in any fines. We must also comply with special regulations relating to radioactive materials administered by national radioactive and pharmaceutical regulatory bodies, such as the Autorité de Sureté Nucléaire (French Nuclear Safety Authority), the Agence Nationale de Sécurité du Médicament et des Produits de Santé (National Security Agency of Medicines and Health Products) and AIFA, as well as similar agencies in the jurisdictions in which we operate. Any related cost or liability might not be fully covered by insurance, could exceed our resources and could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with human health and safety and environmental laws and regulations, which could require us to incur significant costs or result in significant liabilities.
We are subject to a variety of human health and safety and environmental laws and regulations relating to, among other matters, the use, storage, treatment, discharge, transportation, handling and disposal of hazardous wastes and hazardous materials used to manufacture our products, including radioactive materials and gas, and permitting and decommissioning and decontamination, or D&D, obligations. As a result of our construction or acquisition of a full-scale manufacturing facility in the United States, we may be required to obtain permits or other authorizations under such laws, rules and regulations. Authorities could, among other sanctions, impose fines, suspend production, alter our manufacturing processes or stop our operations if we do not comply with these laws or regulations. Environmental laws and regulations are becoming increasingly more stringent and we may have to incur significant costs to comply with such laws and regulations in the future.
The risk of contamination or injury from these hazardous and radioactive materials or wastes, including the disposal and transportation thereof, cannot be completely eliminated. In such event, we could be held liable for substantial damages or costs associated with the cleanup of or exposure to hazardous or radioactive materials or wastes. Our insurance policies may not fully cover any claims asserted against us in the future related to environmental contamination or required remediation. Any such costs or liability related to noncompliance or contamination would decrease our cash reserves and could harm our business or profitability.
Our use of facilities that use and produce radioactive materials subjects us to compliance with D&D requirements when we close those facilities or at the end of the useful life of our cyclotrons, exposing us to potentially significant costs. Our products and product candidates are manufactured using radioactive components, such as the radioisotopes F-18 and Lu-177. When one of such facilities or a cyclotron reaches the end of its useful life or if we need to abandon such facility for any other reason, we are obligated under the laws and regulatory rules of the various jurisdictions in which we operate to decommission and decontaminate such facility or cyclotron. We have no experience with D&D, and the costs of such D&D may be substantial. Estimating the amount and timing of such future D&D costs includes, among other factors, country-specific requirements and projections as to when a facility will retire or the useful life of a cyclotron. If we do not conduct D&D properly at any of our sites, we may suffer significant additional costs to remediate any D&D deficiencies, fines, regulatory or criminal charges or other sanction or legal action, any of which could have a material adverse effect upon our business, financial condition and results of operations. Although we have estimated our future D&D costs and recorded a liability for such costs, there can be no assurances that we will not incur material D&D costs beyond such estimates or our provisions.
The regulatory regimes to which we are subject may directly impact our management, members of whom may inadvertently become subject to enforcement actions or otherwise be distracted by regulatory actions.
We are subject to numerous and overlapping regulatory regimes in the jurisdictions in which we operate, many of which have stringent rules and regulations that may extend to our key executives and management. Our management has in the past had to devote time to addressing regulatory inquiries and demands, and may need to devote time and resources to inquiries, demands, investigations or regulatory actions in the future, including investigations or regulatory actions that result from inadvertent violations of certain regulations in particular jurisdictions, whether or not the member of management was directly involved or related to, or played any role in, such violations. The distraction or loss of time or resources caused by such instances may be significant and could result in a material adverse effect on our business, financial condition or results of operations.
Our international operations increase our risk of exposure to potential claims of bribery and corruption.
As a result of our international operations and commercialization efforts, we are subject to an increased risk of inadvertently conducting activities in a manner that violates the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act, Canada’s Corruption of Foreign Public Officials Act, or other similar foreign laws which prohibit corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. In the course of establishing and expanding our commercial operations and seeking regulatory approvals in Europe, the United States, and internationally, we will need to establish and expand business relationships with various third parties and will interact more frequently with foreign officials, including regulatory authorities and physicians employed by state-run healthcare institutions who may be deemed to be foreign officials under the FCPA or similar foreign laws. If our business practices are found to be in violation of the FCPA or similar foreign laws, we and our senior management may be subject to significant civil and criminal penalties, potential debarment from public procurement and reputational damage, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Intellectual Property, Licensing Dependence and Information Technology Risks
Our lead product candidate, Lutathera, may not be covered by any issued patents in the time before, during and/or after the period of its commercialization, and our competitors may be able to develop and commercialize similar or identical products, which could adversely affect our ability to successfully commercialize Lutathera.
The principal patent rights covering Lutathera that are licensed to us are expected to expire in 2015 in the United States and in 2016 in Europe and various other jurisdictions. We anticipate seeking marketing authorization in Europe and FDA approval in the United States for Lutathera in the first half of 2016 and expect to receive approval, if any, by the first half of 2017. As a result, if we obtain marketing authorization for Lutathera but are not able to maintain regulatory marketing exclusivity through its orphan drug status or other regulatory measures, we may not be able to exclude competitors from commercializing products similar or identical to ours if such competitors are able to obtain necessary marketing authorizations. The launch of a competing version of one of our products, including Lutathera if approved, would be likely to result in a substantial reduction in the demand for and sales attributable to such product, which could have a material adverse effect on our business, financial condition and results of operations. Due to the limited duration of our licensed patent rights covering Lutathera, we believe that you should not ascribe any material value to such patents.
Our business could be adversely affected if we are unable to gain access to relevant intellectual property rights of third parties, or if our licensing partners terminate our rights to license relevant intellectual property rights.
We currently rely, and may in the future rely, on certain intellectual property rights licensed from third parties to protect our technology. In particular, we are a party, through our wholly-owned subsidiary AAA USA Inc. (formerly BioSynthema) to license agreements with Mallinckrodt and an additional party relating to rights that have been the basis of our research and development of our product candidate Lutathera. We are also party to a license agreement with IASON GmbH, or IASON, covering our use of know-how and trademarks relating to our products IASOflu, IASOdopa and IASOcholine and a license agreement with respect to Annexin V-128. See “Business — Licensing.”
Under certain of our licenses from third parties, we have the responsibility to maintain and control the licensed intellectual property portfolio; however, we cannot ensure that the licensed rights will be adequately maintained by our relevant counterparty. In addition, our licensed rights may expire or be suspended, terminated or otherwise lost in consequence of a breach of the agreements or due to other relevant facts and circumstances such as insolvency of the licensor. Our ability to comply with our contractual obligations may be affected by factors that we can only partially influence or control.
The continuation of a good relationship with our licensing and distribution agreement counterparties and the ability to extend the agreements that we have in place is important to our business prospects. If our counterparties were to terminate their licenses with us or successfully challenge our use of their intellectual property, of if our licenses were to expire prior to the expiration of the rights granted under such licenses, we would be prevented from continuing our use of the relevant technology in clinical trials or, if our products are approved for marketing, from using the relevant technology in products that could be sold commercially. The loss of rights under the relevant license could preclude us from further developing, manufacturing, commercializing and marketing our products, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on patents and other intellectual property rights to protect our products, product candidates and technologies, the maintenance, enforcement and defense of which may be challenging and costly. Failure to enforce or defend these rights adequately could harm our ability to compete and impair our business.
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our products and product candidates, including the methods used to manufacture those products and the methods for treating patients using those products, as well as in-licensing such rights. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our products or product candidates in the relevant jurisdiction. Even if our owned and in-licensed patent applications do successfully issue, third parties may challenge their validity, scope, enforceability or ownership, which may result in such patents, or our rights to such patents, being narrowed or invalidated. Furthermore, even if our owned and in-licensed patents and patent applications are unchallenged, they may not adequately protect our intellectual property or prevent others from designing around our claims. For instance, others may be able to make and commercialize compounds that are the same as or similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed. Others may also independently develop similar or alternative products or duplicate any of our technologies without infringing our intellectual property rights. Failure to protect or to obtain, maintain or extend adequate patent protection and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates.
To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope, validity, enforceability or ownership of patents or other intellectual property rights of third parties. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or product candidates or certain aspects of our technology. Such a loss of patent protection could have a material adverse impact on our business.
Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts or otherwise affect our business.
There is a substantial amount of litigation involving patent and other intellectual property rights in the pharmaceutical industry, including patent infringement lawsuits, interferences, oppositions and inter party reexamination, and inter partes review, proceedings. Numerous European and U.S. issued patents and pending patent applications owned by third parties exist in the fields in which we and our collaborators are developing product candidates. As we gain greater visibility and market exposure as a public company, the risk increases that our products, product candidates and other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties.
Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods of treatment related to the use or manufacture of our products or product candidates. Because patent applications can take many years to issue, patent applications covering our products or product candidates could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products, product candidates or their use. The granting of orphan drug status in respect of Lutathera or any of our other product candidates does not guarantee our freedom to operate and is separate from our risk of possible infringement of third parties’ intellectual property rights.
If any third-party patents are successfully asserted against us such that they are found to be valid and enforceable and infringed by our products or product candidates, we may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in developing, manufacturing, commercializing or marketing our products or product candidates. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, we could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If we fail in any such dispute, in addition to being forced to pay damages, we or our licensees may be temporarily or permanently prohibited from developing and commercializing any of our products and product candidates that are held to be infringing unless we obtain a license to such patents, which may not be available on commercially reasonable terms or at all. We might, if possible, also be forced to redesign products so that we no longer infringe the third-party intellectual property rights.
We may also be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
We enjoy only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.
We generally file our first patent application (i.e. priority filing) at the European Patent Office, or EPO, or at a national patent office, such as the National Industrial Property Institute, or NIPI, in France. International applications under the Patent Cooperation Treaty, or PCT, are usually filed within twelve months of the priority filing. Based on the PCT filing, we may file national and regional patent applications in the United States, Australia, New Zealand, Japan, and Canada and all European Patent Convention, or EPC, member states by filing at the EPO and, depending on the individual case, also in any or all of, inter alia, China, India, Singapore and Israel. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before they ever issue as patents. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same drug candidate and/or technology.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the European Union and the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents or licenses to patents necessary to develop product candidates and commercialize products. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act has been recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.
In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.
We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, our products Gluscan, IASOflu, IASOdopa and IASOcholine are not currently covered by any issued patents or pending patent applications in any jurisdiction, and we rely in part on owned and licensed know-how to maintain our competitive advantage with respect to these products. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to agree to confidentiality provisions in employment agreements with us. Any new employee contract into which we enter contains confidentiality obligations and, for key personnel who will have access to our know-how and/or confidential information, a non-competition clause. We also typically execute confidentiality agreements with third parties before we initiate discussions relating to our know-how or proprietary information. However, trade secrets and/or confidential know-how are difficult to maintain as confidential. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. Moreover, the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.
We have limited control over the protection of trade secrets used by our industry partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties, and such third parties may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets, know-how and confidential information. Under certain circumstances, we may also decide to publish certain know-how to reduce the likelihood that others will obtain patent rights covering such know-how. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. Failure to obtain or maintain trade secrets and protection of know-how and other confidential information could adversely affect our competitive position.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property and other proprietary rights.
Our information technology systems could face serious disruptions that could adversely affect our business.
Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our R&D, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to our Reliance on Third Parties
We rely on third parties to deliver our products and these third parties may not perform.
We do not deliver our radiopharmaceutical products to hospitals and imaging centers ourselves. We depend, and we will likely depend in the future, on contracted third parties to deliver our products, which in many cases must be delivered in accordance with stringent local and international regulations applicable to the delivery of radioactive materials. Failure of these third parties to deliver our products to others in compliance with these regulations, whether inadvertent or intentional, could subject us to demands, investigations or regulatory actions in the future. Our ability to manufacture and ensure the delivery of products to customers could be limited in the event such actions were taken against us. In addition, if these third parties fail to deliver our products to our customers in a timely manner, we may suffer significant harm to our reputation and lose sales, which could have a material adverse effect on our business, financial condition and results of operations.
If we choose not to rely on such third parties for distribution of our products in the future, for instance in the United States, where we are expanding our existing presence, we will have to distribute our products ourselves and will be directly subject to the same local and international regulations described above and risks associated with non-compliance. Our failure to establish appropriate distribution networks of our own in the United States or elsewhere or our failure to do so in a cost-effective manner or in a manner that satisfies such regulations could have a material adverse effect on our business, financial condition and results of operations.
We rely on third parties to provide services in connection with our preclinical and clinical development programs, in particular CROs. The inadequate performance by or loss of any of these service providers could negatively affect our product candidate development.
We rely on third parties, especially CROs, in connection with our preclinical and clinical development of certain product candidates, in particular for Lutathera. Although we do not exercise control over the day-to-day activities of our CROs, we are responsible for ensuring that our studies are conducted in accordance with applicable regulations and guidelines. Additionally, if these CROs or other third parties who help facilitate the development of our product candidates were to perform inadequately in their provision of services or conduct of preclinical or clinical activities, or if we were to lose the services of such third parties, the inadequate performance of or loss of such parties’ services could delay, undermine the reliability of, or otherwise negatively impact our preclinical or clinical trials, as well as the prospects for regulatory approval and commercialization of the relevant product candidates that depend upon the successful completion of such trials. The failure of a third party upon whom we depend to adequately provide such services may also result in exposure to liability, regulatory sanction and loss of reputation for us, any of which could have a material adverse effect upon our business, financial condition or results of operations.
We rely on third parties to distribute some of our products and those third parties may not perform.
A portion of our sales is obtained through third parties. As a result, we rely on the manufacturing and commercialization strength of these distributors and the distribution channels through which they operate.

We may not be able to retain these distribution relationships indefinitely and these distributors may not adequately support the sales, marketing and distribution efforts of our products in these significant markets. If third parties do not successfully carry out their contractual duties in maximizing the commercial potential of our products, or if there is a delay or interruption in the distribution of our products, it could negatively impact our sales of such products and could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to our Business, Growth and Employees
We have experienced losses in the past and we may not become profitable in the future.
We have incurred significant accumulated losses to date, in large part due to our investment in and costs relating to our R&D activities and contingent financial liabilities relating to the acquisition of product candidates. These losses would have been larger had we not capitalized certain of our development projects in accordance with IFRS. The net book value of capitalized development projects at December 31, 2013 was €11.5 million (US$15.8 million). These capitalized amounts will eventually impact our income statement as an expense when the related asset is amortized or written-off and may affect our profitability in the future. Our financial results are significantly impacted by sales estimates of Lutathera and related contingent consideration, licensing and royalty obligation estimates, which are accounted for in our consolidated financial statements as a liability under IFRS rules, and which may increase in the future if our estimates of future Lutathera sales increase as well. We experienced a net loss of €9.9 million (US$13.6 million) for the year ended December 31, 2013 and had an accumulated deficit of €18.7 million (US$25.8 million) as of December 31, 2013. Depending on our level of R&D investment, the number of product candidates we undertake to develop, our sales and forecasts of our royalty obligations, we anticipate incurring continued net losses for the next three or more fiscal years. We also anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to grow our business and develop our product candidates, particularly Lutathera, while expanding geographically and complying with the requirements in connection with being a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our sales sufficiently to offset these higher expenses. Many of our efforts to generate sales from our product candidates are unproven or have yielded limited sales, and any failure to increase our sales or generate sales from new product candidates could prevent us from attaining profitability. If we are unable to effectively manage these risks and difficulties as we encounter them, we may suffer a material adverse effect on our business, financial condition and results of operations.
We are dependent on the continued service of our senior management team, the loss or diminished performance of any member of which could have a material adverse effect on our business.
Our performance is substantially dependent on the performance of our senior management. In addition, our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or have been instrumental for us and our MNM therapy and related technologies.
The loss of any member of senior management, managers in charge of overall operations in a specific country or senior scientists could delay our R&D activities. In addition, the competition for qualified personnel in the radiopharmaceutical and pharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. Some of the entities with which we compete for management personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. We cannot be sure that any member of our senior management will remain with us or that any such member will not compete with us in the future. If our recruitment, retention and motivation efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 of the Sarbanes-Oxley Act requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
In connection with the preparation of this offering, we identified material weaknesses in our internal controls related to our financial reporting and consolidation, as well as in our treasury functions. The specific weaknesses in our internal controls related to financial reporting and consolidation included, among other things, a lack of formal or written policies and procedures relating to various aspects of our financial reporting and consolidation process, including the lack of a Company-wide accounting manual and standard reporting package model, as well as a lack of procedures for subsequent events reporting, reconciliation between local accounts and Company reporting, provisions for risks and charges and capitalization of R&D. The specific weaknesses in our internal controls related to our treasury function included, among other things, a lack of formal or written procedures related to bank transactions and payment functions, and a failure to properly segregate duties relating to these transactions and functions. We also identified a number of significant deficiencies in our internal controls. We are taking action to remediate these issues. However, if we do not successfully remediate these issues or if we fail to design and operate effective internal controls in the future, it could result in material misstatements in our financial statements, impair our ability to increase sales, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our ADSs.
We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation, which could have a material adverse effect on our business, financial condition and results of operation.
If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely impacted.
As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending December 31, 2015, we will be required to submit a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be up to five fiscal years following the date of this offering. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely impacted, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.
We expect to hire a significant number of new employees and expand our development, regulatory and sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and sales, marketing and distribution as we work toward anticipated EMA market authorization and FDA approval for Lutathera, and as we expand our operations into the United States. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. We may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.
Acquisitions that we have completed and any future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.
We have acquired, and in the future may acquire or make, strategic investments in complementary businesses, radiopharmaceutical technologies or production and other services or enter into strategic partnerships or alliances with third parties to enhance our business or to expand into commercially attractive geographic markets. If we do identify suitable candidates, we may not be able to complete transactions on terms commercially acceptable to us, if at all. These types of transactions involve numerous risks, including:
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  risks associated with reorganizing acquisition targets to bring them to our manufacturing and quality standards;
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  risks that clinical trial data obtained by acquisition targets related to their products or product candidates that we acquire may be problematic or insufficient, requiring us to either conduct new trials or abandon the trials or the acquired product candidate;
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  difficulties in integrating operations, technologies, accounting and personnel;
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  difficulties in supporting and transitioning clients of our acquired companies or strategic partners;
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  diversion of financial and management resources from existing operations;
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  risks of entering new markets;
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  potential loss of key team members;
•
  failure to quickly and effectively leverage the increased scale, if any, resulting from such transactions;
•
  inability to generate sufficient sales to offset transaction costs; and
•
  unknown liabilities.
Our organizational structure could make it difficult for us to integrate efficiently acquired businesses or technologies into our ongoing operations and assimilate employees of those businesses into our culture and operations. Accordingly, we might fail to realize the expected benefits or strategic objectives of any acquisition we undertake. Any such failure to integrate an acquired company or impairment of assets of any such company could have a material adverse impact on our business, financial condition and results of operations.

It is also possible that we may not identify suitable acquisition, strategic investment or partnership or alliance candidates. Our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of any such transaction and we may incur costs in excess of what we anticipate.
Historically, we have financed our acquisitions through a combination of cash and ordinary shares. As of June 30, 2014, we had agreed to issue pursuant to our acquisition agreements, as contingent consideration, shares having an aggregate market price of up to €8.5 million (US$11.7 million), or up to         ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, provided certain conditions are met, at market prices to be determined at the applicable issue date.
Future acquisitions financed with our own cash could deplete the cash and working capital available to adequately fund our operations. We may also finance future transactions through debt financing, the issuance of our equity securities, existing cash, cash equivalents or investments or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities in addition to those listed above could be further dilutive, which could further affect the market price of our ordinary shares. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants.
Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to:
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  comply with FDA regulations or similar regulations of comparable foreign regulatory authorities;
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  provide accurate information to the FDA or comparable foreign regulatory authorities;
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  comply with cGMP regulations and manufacturing standards that we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities;
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  report financial information or data accurately; or
•
  disclose unauthorized activities to us.
In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. The precautions we take to detect and prevent this misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.
Our failure to maintain certain tax benefits applicable to us as a French R&D company may adversely affect our results of operations.
As a French radiopharmaceutical company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or the CIR. The CIR is a French tax credit aimed at stimulating R&D. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible R&D expenditures in France and represented income of €1.2 million (US$1.7 million) and €1.3 million (US$1.8 million) in fiscal years 2012 and 2013, respectively.
The French tax authorities and the French Research and Technology Agency audit us on a regular basis. We were audited for the fiscal years 2007, 2008 and 2009, but our CIR benefit determination was not challenged for those periods. More recently, we are being audited for the fiscal years 2011 and 2012. Should the French tax authorities or the French Research and Technology Agency challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions, including the CIR, in respect of our R&D activities for fiscal years 2011 and 2012, we may be liable for additional corporate income tax and penalties and interest related thereto. Furthermore, the French Parliament may decide to eliminate, or reduce the scope or the rate of, the CIR benefit at any time. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.
Dividends, if any, paid by us to ADR holders who are not U.S. residents for taxation purposes may be subject to French withholding tax at the domestic rate of 30%, regardless of whether these non-U.S.-resident holders are residents of a country that has entered into a double tax treaty with France.
Except for the double income tax treaty entered into between France and the United States on August 31, 1994, as amended from time to time, none of the double tax treaties entered into by France and other jurisdictions contain provisions with respect to holders of U.S. ADSs. As a consequence, dividends, if any, that we would pay to the ADS Depositary for the benefit of non-U.S.-resident holders of ADSs would be subject to a French withholding tax levied at the domestic rate of 30%.
Transfer pricing rules may adversely affect our corporate income tax expense.
Many of the jurisdictions in which we conduct business have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Contemporaneous documentation must exist to support this pricing. Contemporaneous documentation must exist to support this pricing. The tax authorities in these jurisdictions could challenge the propriety of our related party arm’s-length transfer pricing policies and as a consequence the tax treatment of corresponding expenses and income. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these tax authorities were successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and future cash flows.
Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
We incur portions of our expenses and have sales in currencies other than the Euro, including the UK pound (since our acquisition of IEL in February 2014), Israeli Shekel, Japanese Yen, Swiss Franc and U.S. dollar. As a result, we are exposed to foreign currency exchange risk arising from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the Euro. Therefore, for example, an increase in the value of the Euro against the U.S. dollar could be expected to have a negative impact on our sales and earnings growth as U.S. dollar sales and earnings, if any, in the future, would be translated into Euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.
We could be subject to strict restrictions on the movement of cash and the exchange of foreign currencies.
In some countries, we could be subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which would limit our ability to use this cash across our global operations. This risk could increase as we continue our geographic expansion in emerging markets, which are more likely to impose these restrictions than more established markets.

International hostilities, terrorist activities, natural disasters, pandemics and infrastructure disruptions could prevent us from effectively serving our clients and thus adversely affect our results of operations.
Acts of terrorist violence, political unrest, armed regional and international hostilities and international responses to these hostilities, natural disasters, global health risks or pandemics or the threat of or perceived potential for these events could have a negative impact on us. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our alliance partners or clients. By disrupting communications and travel and increasing the difficulty of obtaining and retaining highly skilled and qualified personnel, these events could make it difficult or impossible for us to deliver services to our clients. Extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our customers. We might be unable to protect our people, facilities and systems against all such occurrences. We generally do not have insurance for losses and interruptions caused by terrorist attacks, conflicts and wars. If these disruptions prevent us from effectively serving our clients, our business, financial condition and results of operations could be adversely affected.
We are not, and may not be in the future, the sole owner of subsidiaries of ours that develop product candidates or conduct other activities that are important for our product pipeline. Therefore, we may not be able to control the timing of development efforts, associated costs, or important operations of these entities.
We are not the sole owner of certain subsidiaries of ours, such as Atreus (of which we are a 50.1% owner), the developer of Annexin V-128, one of our lead product candidates. We are therefore subject to agreements that allow other shareholders of Atreus and certain other subsidiaries to influence certain decisions and operations within those subsidiaries in ways with which we may not agree or which may be contrary to our own business strategy. These subsidiaries do and may in the future provide in these agreements for supermajority votes on important matters where even our majority interest may not be sufficient to cause the subsidiary to take certain actions, or take actions within certain timeframes which may include but not may not be limited to the pursuit of key trials and pursuit of approvals that are important to our business. Such parties’ interests may not be aligned with our own in certain cases and they may not agree with us as to particular actions. This limited ability to exercise control over the operations of our subsidiaries or in connection with joint ventures may have a material adverse effect on our business, financial condition and results of operations.
We are a multinational company that faces complex taxation regimes in various jurisdictions. Changes in our level of taxes, and audits, investigations and tax proceedings could have a material adverse effect on our business, results of operations and financial condition.
We are subject to income taxes in numerous jurisdictions. We calculate and provide for income taxes in each tax jurisdiction in which we operate. Tax accounting often involves complex matters and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. We are subject to ongoing tax audits in various jurisdictions. Tax authorities have disagreed, and may in the future disagree, with our judgments, or may take increasingly aggressive positions with respect to the judgments we make. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax liabilities. However, our judgments might not be sustained as a result of these audits, and the amounts ultimately paid could be different from the amounts previously recorded. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, including the French CIR, may be unpredictable, particularly in less developed markets, and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year. If we are a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. investors.
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and gains from the disposition of assets that produce passive income. Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the expected price of our ADSs in the offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, because PFIC status depends on the composition of our income and assets and the relative fair market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares or ADSs, the U.S. investor may be subject to adverse tax consequences. See “Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive foreign investment company rules.”
Our business is subject to the risks generally associated with international business operations.
We engage in business activities throughout Europe, in the United States and across the world. For the fiscal year ended December 31, 2013, we derived portions of our sales from the following countries: France, Italy, the United Kingdom, Germany, Switzerland, Spain, Portugal, Poland, Israel, the United States and Canada, among others. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:
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  changes in social, political and economic conditions;
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  transportation delays;
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  limitations on foreign investment;
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  restrictions on currency convertibility and volatility of foreign exchange markets;
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  import-export quotas;
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  changes in local labor conditions;
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  changes in tax and other laws and regulations;
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  expropriation and nationalization of our assets in a particular jurisdiction; and
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  restrictions on repatriation of dividends or profits.
Some of the countries in which we operate have been subject to social and political instability in the past, and interruptions in operations could occur in the future. Our sales could be adversely affected by any of the foregoing factors.
Risks Relating to the ADSs, Our Ordinary Shares and the Offering
There has been no prior market for our ordinary shares or the ADSs, the market price for the ADSs may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell the ADSs at or above the initial public offering price.
There has been no public market for our ordinary shares or the ADSs prior to this offering. The initial public offering price for the ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of the ADSs following this offering. If you purchase ADSs in this offering, you may not be able to resell those ADSs at or above the initial public offering price. An active or liquid market in the ADSs may not develop upon the closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of pharmaceutical and biotechnology companies have been highly volatile. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
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  results from our clinical trials, particularly our Phase 3 trial for Lutathera;
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  actual or anticipated fluctuations in our sales and other results of operations;
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  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
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  changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ADSs or the shares of our competitors;
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  announcements by us or our competitors of significant contracts or acquisitions;
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  future sales of our ordinary shares or ADSs;
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  lawsuits threatened or filed against us; and
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  investor perceptions of us and the industries in which we operate.
In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.
We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of the ADSs.
Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways the holders of our ADSs may not agree with or that do not yield a favorable return, if any. We intend to use the net proceeds of this offering for the purposes described under “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of our ADSs to decline.
If you purchase ADSs in this offering, you will experience substantial and immediate dilution.
If you purchase ADSs in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per ADS after giving effect to this offering of US$      per ADS as of December 31, 2013, based on an assumed initial public offering price of US$      per ADS, the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per ADS that you acquire. This dilution is due in large part to the fact that our earlier investors paid less than the initial public offering price when they purchased their ordinary shares. You will experience additional dilution when we issue ordinary shares to our directors and employees under our equity incentive plans or if we otherwise issue additional ordinary shares or ADSs. In addition, as of June 30, 2014, we agreed to issue shares having an aggregate market price of up to €8.5 million (US$11.7 million), or up to           ordinary shares, assuming a market price of $      per ADS, the midpoint of the price range set forth on the cover page of this prospectus, provided certain conditions are met, at market prices to be determined at the applicable issue date. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After the offering, share ownership will remain concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise a significant influence on us.
We anticipate that our senior management, directors, current five percent or greater shareholders and affiliated entities will together beneficially own approximately       % of our ordinary shares outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ADSs in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our ordinary shares and the ADSs and trading volume could decline.
The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our Company, the trading price for the ADSs would likely be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, or downgrades the ADSs, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.
We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares and the ADSs. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under French law.
We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.
Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting principles generally accepted in France, or French GAAP. Moreover, pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends, should we proposed to declare any, may be paid for that year, until the amount in the legal reserve is equal to 10% of the aggregate nominal value of our issued and outstanding share capital. In addition, payment of dividends may subject us to additional taxes under French law. See “Description of Share Capital — Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares — Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.
In addition, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.
We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.
We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We expect that we will require additional capital to finance acquisitions, a potential second Phase 3 trial for Lutathera, if required by regulators, development of Somakit, Annexin V-128 and other therapeutic and diagnostic candidates, expansion of our PET production network, construction or acquisition of at least one production site dedicated to the production of Lutathera, development of an increasing presence within the United States and, if we decide to establish our own U.S. sales force, the recruitment and training of a significant number of employees in the middle to end of 2016.
The maintenance and improvement of our business requires successful development of experimental products for use in clinical trials, the design of clinical study protocols acceptable to the EMA, the FDA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining EMA, FDA and other regulatory approvals of our products or processes and successfully marketing an approved product or new product with our new process. To finance these various activities, we may need to incur future debt or issue additional equity, and we may not be able to structure our debt obligations or issue equity on favorable economic terms. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and could have a material adverse effect on our business, financial condition and results of operations.
If adequate funds are not available on acceptable terms and on a timely basis, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including foregoing development of new technologies, and we be unable to implement our business strategy and fund the expansion of our marketing and sales and R&D efforts, increase working capital, take advantage of acquisition or other opportunities, or adequately respond to competitive pressures, which could seriously harm our business and results of operations. If we incur debt, the debt holders would have rights senior to shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our ordinary shares.
Furthermore, if we issue additional equity securities, shareholders will experience dilution, and we could issue securities with rights that are senior to those of our ordinary shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risk of our future securities offerings reducing the market price of the ADSs and diluting their interest.
Future sales of our ordinary shares and the ADSs by existing shareholders or by us to raise capital could depress the market price of the ADSs.
If our existing shareholders sell, or indicate an intent to sell, substantial amounts of the ADSs in the public market after the 180-day contractual lock-up and the other legal restrictions on resale discussed in this prospectus lapse, or if we indicate an intent to sell substantial amounts of our ordinary shares or ADSs to raise additional capital, the trading price of the ADSs could decline significantly and could decline below the initial public offering price. Upon completion of this offering, we will have outstanding           ordinary shares, approximately of which are subject to the 180-day contractual lock-up referred to above. We, Citigroup Global Markets Inc. and Jefferies LLC may permit our officers, directors, employees and current shareholders to sell ordinary shares prior to the expiration of the lock-up agreements. See “Underwriting.”
After the lock-up agreements pertaining to this offering expire, and based on the number of ordinary shares outstanding upon completion of this offering, approximately           additional ADSs (equivalent to           ordinary shares) will be eligible for sale in the public market, of which           are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to our equity incentive plans and the shares reserved for future issuance under such plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
Our Free Share Plans generally provide for a two-year vesting period for awards granted under the plans and an additional two-year holding period after vesting before free shares can be sold. When restrictions are lifted, ordinary shares issued under these plans may become eligible for sale in the public market.

Following this offering, we intend to file one or more registration statements on Form S-8 with the SEC covering         ADSs (equivalent to         ordinary shares) available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any ordinary shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the ordinary shares issued under these plans in the public market could have an adverse effect on the market price of the ADSs.
See “Ordinary Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional ordinary shares are sold, or if it is perceived that they will be sold in the public market, the trading price of the ADSs could decline substantially.
Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.
Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
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  our ordinary shares are in registered form only and we must be notified of any transfer of our ordinary shares in order for such transfer to be validly registered;
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  under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see “Limitations Affecting Shareholders of a French Company”;
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  a merger (i.e., in a French law context, a share for share exchange following which our Company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our Company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
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  a merger of our Company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
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  under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•
  our shareholders may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our ordinary shares;
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  our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
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  our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;
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  our board of directors can only be convened by our chairman (including upon request by a managing director to convene the board for a specific matter) or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•
  our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;
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  approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;
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  advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and
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  pursuant to French law, the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.
You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.
Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.
According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in ordinary shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.
Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. There is currently no market for our ordinary shares. See “Description of American Depositary Shares — Your Right to Receive the Shares Underlying Your ADSs.”
As a FPI, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company; our ordinary shares are not listed, and we do not intend to list our ordinary shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC on Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our ordinary shares are not listed and we do not currently intend to list our ordinary shares on any market in France, our home country. As a result, we are not subject to the reporting and other requirements of listed companies in France. In addition, we are not required to publish quarterly or semiannual financial statements in France. Accordingly, there will be less publicly available information concerning our Company than there would be if we were a U.S. public company.
As a FPI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
As a FPI listed on the Nasdaq Global Market, we will be subject to corporate governance listing standards. However, rules permit a FPI like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to comply with the corporate governance listing standards of Nasdaq relating to a majority independent board to the extent possible under French law. However, if we choose to change such practice to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.
We may lose our FPI status in the future, which could result in significant additional cost and expense.
While we currently qualify as a FPI, the determination of FPI status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter.
In the future, we would lose our FPI status if we to fail to meet the requirements necessary to maintain our FPI status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents or more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our FPI status. Immediately following the closing of this offering, approximately        % of our outstanding ordinary shares will likely be held by U.S. residents (assuming that all purchasers in this offering are residents of the United States).
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a FPI. If we are not a FPI, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a FPI. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to FPIs such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
U.S. investors may have difficulty enforcing civil liabilities against our Company and directors and senior management and the experts named in this prospectus.
Most of our directors and certain members of senior management, those of certain of our subsidiaries and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim.
Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See “Enforcement of Judgments.”

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our Company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Management — Corporate Governance Practices” and “Description of Share Capital.”
Transformation into a public company may increase our costs and disrupt the regular operations of our business.
This offering will have a significant and transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ADSs. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations and various other costs of a public company.
We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. We expect these rules and regulations to increase our legal and financial compliance costs and make certain management and corporate governance activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit independent board members.
The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from sales producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.
For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Prospectus Summary — Implications of Being an Emerging Growth Company.” Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to increase sales, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find the ADSs less attractive because we will rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

Presentation of Financial and Other Information
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “Euros” or “€” are to the Euro. Unless indicated otherwise, all U.S. dollar amounts are converted from Euros at the noon buying rate (as certified by the Federal Reserve Bank of New York) of €1.00=US$1.3779 at December 31, 2013. See “Exchange Rates” for information regarding exchange rates for the Euro since 2009.
AAA Financial Statements
We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with IFRS.
The AAA financial information contained in this prospectus includes our consolidated financial statements at and for the years ended December 31, 2013 and 2012, which have been audited by KPMG S.A., independent accountants, as stated in their report included elsewhere in this prospectus.
Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2013,” relate to our fiscal year ended on December 31 of that calendar year.
Market Share and Other Information
Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, the MEDraysintell 2014 report “Opportunities in nuclear medicine — radioisotopes, radiopharmaceuticals,” an April 2014 report from Bio-Tech Systems, Inc. and data from published studies by doctors and medical professionals relating to clinical data, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this prospectus.
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Statement Regarding Forward-Looking Statements
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict” “project,” “should,” “target,” “will” and “would,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
•
  our ability to successfully commercialize Lutathera and our other product candidates;
•
  our ability to maintain orphan drug status or otherwise gain or maintain other protection from competition for Lutathera and our other product candidates;
•
  our plans to pursue R&D in connection with our product candidates;
•
  the expected timeline of our development program for our product candidates, including statements about clinical trials and regulatory milestone dates;
•
  the expected timeline of our clinical trial completion for Lutathera and other product candidates, including clinical trial milestones, statements about endpoints, primary events, anticipated timing for study conclusion and other clinical trial-related events;
•
  our ability to maintain or expand sales of Gluscan and our other products;
•
  the clinical utility of Lutathera, Somakit, Annexin V-128 and our other product candidates;
•
  the occurrence of side effects or SAEs caused by or associated with diagnostic and therapeutic products and product candidates;
•
  the extensive costs, time and uncertainty associated with new product development, including new and existing product development in cooperation with a development partner or partners;
•
  our ability to procure adequate quantities of necessary supplies and raw materials including Lu-177 for Lutathera and other chemical compounds that are acceptable for use in our manufacturing processes from our suppliers;
•
  our ability to organize timely and safe delivery of our products or product candidates by third parties;
•
  problems with the manufacture, quality or performance of our products or product candidates;
•
  our belief that our relationships with our partners will continue without disruption;
•
  the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products or product candidates, the rate and degree of market acceptance, and the clinical utility of our products or product candidates, including Lutathera;
•
  our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products;
•
  our anticipation that we will generate higher sales as we diversify our sales base by increasing the number of products we offer;
•
  our ability to implement our growth strategy including geographic and manufacturing expansion in the United States;
•
  our ability to sustain and create additional sales, marketing and distribution capabilities;
•
  our intellectual property and licensing position;

•
  legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, access or distribution channels;
•
  general economic, political, demographic and business conditions in Europe, the United States and elsewhere;
•
  fluctuations in inflation and exchange rates in Europe, the United States, and elsewhere;
•
  the impact of geographic and product mix on our total sales and net income (loss);
•
  the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;
•
  our ability to successfully identify, integrate and complete acquisitions and the reliability and quality of clinical data and products of our acquisition targets;
•
  our ability to compete and conduct our business in the future;
•
  the availability of qualified personnel and our ability to motivate and retain such personnel;
•
  changes in commodity costs, labor, distribution and other operating costs, or in our estimates of our D&D costs;
•
  changes in government regulation and tax matters;
•
  other factors that may affect our financial condition, liquidity and results of operations; and
•
  other risk factors discussed under “Risk Factors.”
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Use of Proceeds
We expect to receive total estimated net proceeds of approximately US$        , based on the midpoint of the range set forth on the cover page of this prospectus after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us. Each US$1.00 increase (decrease) in the public offering price per ADS would increase (decrease) our net proceeds by US$        , assuming that the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for:
•
  US$        for clinical trials and other R&D efforts for our principal pipeline product candidates, Lutathera, Annexin V-128, and Somakit;
•
  US$        for expanding our manufacturing and commercialization capabilities and organizing distribution to additional markets and geographies, in particular in the United States for Lutathera;
•
  US$        for expanding our manufacturing infrastructure; and
•
  the remainder for general corporate purposes, including R&D efforts for our other product candidates and acquisitions of, or investment in, businesses or assets to expand any of the above.
We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. The expected use of the net proceeds from this offering represents our current intention based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures for each enumerated purpose above depend on numerous factors, including the ongoing status of and results from our clinical trials, the progress of our R&D efforts and any unforeseen cash needs. As a result, our management will have broad discretion in applying the net proceeds from this offering.

Dividends and Dividend Policy
We have not declared or paid any cash dividends on our ordinary shares and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Dividends, if any, on our outstanding ordinary shares will be proposed by our board of directors and must be approved by our shareholders. Even if our board of directors decides to propose dividends in the future, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.
Subject to the requirements of French law and our by-laws, dividends may only be distributed from our statutory retained earnings. Moreover, pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends, should we proposed to declare any, may be paid for that year, until the amount in the legal reserve is equal to 10% of the aggregate nominal value of our issued and outstanding share capital. See “Description of Share Capital — Key Provisions of Our By-laws and French Law Affecting our Ordinary Shares — Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in Euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

Capitalization
The table below sets forth our cash and cash equivalents and our total capitalization as of December 31, 2013 derived from our consolidated financial statements prepared in accordance with IFRS:
•
  on an actual basis; and
•
  as adjusted to give effect to our sale of the ADSs in this offering, and the receipt of approximately US$        in estimated net proceeds, considering an offering price of US$        per ADS (the midpoint of the range set forth on the cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom.
Investors should read this table in conjunction with our consolidated financial statements, including the notes thereto, included in this prospectus as well as “Use of Proceeds,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31, 2013
	Actual	As Adjusted	Actual	As Adjusted
	(in thousands of US$(1))		(in thousands of Euros)
Cash and cash equivalents	18,753		13,610
Non-current financial liabilities	28,053		20,359
Equity
Ordinary shares, €0.10 nominal value per share, 54,145,889 ordinary shares authorized, issued and outstanding, actual; and ordinary shares authorized and ordinary shares issued and outstanding, as adjusted	7,461		5,415
Share premium	105,539		76,594
Reserves and retained earnings	(12,990)		(9,427)
Net loss for the year	(12,719)		(9,231)
Non-controlling interests in equity	2,741		1,989
Non-controlling interests in net loss for the year	(867)		(629)
Total equity(2)	89,164		64,710
Total capitalization(2)(3)	117,217		85,069

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.
(2)
  Each US$1.00 increase (decrease) in the offering price per ADS would increase (decrease) our total capitalization and our total equity by US$        .
(3)
  Total capitalization consists of non-current financial liabilities plus total equity.
Material changes to our total capitalization since December 31, 2013, consist of (i) our issuance on February 2014 of an aggregate number of 294,743 of our ordinary shares in connection with the acquisition of IEL, (ii) our issuance in February 2014 of a total of 8,212,295 additional ordinary shares which were subscribed by AAA shareholders and new investors and (iii) 40,000 shares issued to AAA employees under the 2010 Free Share Plan. The foregoing share issuance had the effect of increasing our total share capital from €5.4 million (US$7.4 million) to €6.3 million (US$8.7 million) and our share premium from €76.6 million (US$105.5 million) to €118.9 million (US$163.8 million).

The number of shares that will be outstanding after this offering is based on 62,934,041 ordinary shares outstanding as of July 15, 2014 and excludes:
•
  1,632,500 ordinary shares awarded pursuant to our Free Share Plans that remain subject to vesting conditions and as such are not yet issued or outstanding;
•
  an additional 500,000 ordinary shares reserved for future issuance under our 2013 Free Share Plan following this offering;
•
  ordinary shares equivalent to €5.2 million (US$7.2 million) or       ordinary shares, calculated using the market price on the payment date, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, that we expect to issue as follows:
•
  €4.6 million (US$6.4 million) in aggregate amount of ordinary shares, calculated using the market price on the payment date, or       ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, upon the occurrence of certain milestones relating to Lutathera; and
•
  ordinary shares, equivalent to €0.6 million (US$0.8 million) calculated using the market price on the payment date, or       ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, provided that we exercise our option to acquire the remaining 49.9% stake in Umbra;
•
  ordinary shares equivalent to US$4.5 million (€3.3 million), calculated using the market price on the payment date, or up to       ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, that we may issue to the former owners of Marshall comprising of a maximum of US$1.5 million (€1.1 million) per year, or up to       ordinary shares per year, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, in earnout payment to the former owners of Marshall, upon satisfaction of certain financial goals, in each of 2014, 2015 and 2016; and
•
  no exercise by the underwriters of their option to purchase additional ADSs.

Dilution
At December 31, 2013, we had a net tangible book value of €2.1 million (US$2.9 million), corresponding to a net tangible book value of €0.04 (US$0.05) per share, or US$        per ADS based on a share-to-ADS ratio of        to        . Net tangible book value per share represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities, divided by 54,145,889, the total number of our ordinary shares outstanding at December 31, 2013.
After giving effect to the sale by us of the        ADSs offered by us in the offering, and considering an offering price of €        (US$        ) per ADS (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at December 31, 2013 would have been approximately €        (US$        ), representing €        (US$        ) per ADS. This represents an immediate increase in net tangible book value of €        (US$        ) per ADS to existing shareholders and an immediate dilution in net tangible book value of €        (US$        ) per ADS to new investors purchasing ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and net tangible book value per ADS immediately after the completion of the offering.
The following table illustrates this dilution to new investors purchasing ADSs in this offering.

Net tangible book value per ADS at December 31, 2013	€0.04
Increase in net tangible book value per ADS attributable to new investors
Pro forma net tangible book value per ADS after the offering
Dilution per ADS to new investors
Percentage of dilution in net tangible book value per ADS for new investors		%

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each US$1.00 increase (decrease) in the offering price per ADS, respectively, would increase (decrease) the as adjusted net tangible book value after this offering by €       (US$        ) per ADS and the dilution to investors in the offering by €        (US$        ) per ADS, and the dilution per ADS to investors participating in this offering by approximately US$        per share, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.
If the underwriters exercise their option in full to purchase       additional ADSs from us in this offering, the as adjusted net tangible book value per ADS after the offering would be US$        per ADS, the increase in the net tangible book value per ordinary share to shareholders would be €        (US$        ) per ordinary share and the dilution to new investors purchasing ADSs in this offering would be US$        per ADS.
The following table sets forth at December 31, 2013, consideration paid to us in cash for shares purchased from us by our existing shareholders and by new investors participating in this offering, assuming an offering price of €        (US$        ) per ADS (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us per ADS:

	Ordinary Shares/ ADSs Purchased from Us		Total Consideration		Average Price per Ordinary Share/ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors
Total

The discussion and tables above assume that 62,934,041 ordinary shares will be outstanding after this offering, which number excludes:
•
  1,632,500 ordinary shares awarded pursuant to our Free Share Plans that remain subject to vesting conditions and as such are not yet issued or outstanding;
•
  an additional 500,000 ordinary shares reserved for future issuance under our 2013 Free Share Plan following this offering;
•
  ordinary shares equivalent to €5.2 million (US$7.2 million) or        ordinary shares, calculated using the market price on the payment date, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, that we expect to issue as follows:
•
  €4.6 million (US$6.4 million) in aggregate amount of ordinary shares, calculated using the market price on the payment date, or        ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, upon the occurrence of certain milestones relating to Lutathera; and
•
  ordinary shares, equivalent to €0.6 million (US$0.8 million) calculated using the market price on the payment date, or        ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, provided that we exercise our option to acquire the remaining 49.9% stake in Umbra;
•
  ordinary shares equivalent to US$4.5 million (€3.3 million), calculated using the market price on the payment date, or up to        ordinary shares, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, that we may issue to the former owners of Marshall comprising of a maximum of US$1.5 million (€1.1 million) per year, or up to         ordinary shares per year, assuming a market price of $        per ADS, the midpoint of the price range set forth on the cover page of this prospectus, in earnout payment to the former owners of Marshall, upon satisfaction of certain financial goals, in each of 2014, 2015 and 2016; and
•
  no exercise by the underwriters of their option to purchase additional ADSs.

Exchange Rates
The following table sets forth, for each period indicated, the low and high exchange rates for Euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on each day during a monthly period and on the last day of each month during quarterly and annual periods, based on the noon buying rate of the Federal Reserve Bank of New York for the Euro. As used in this document, the term “noon buying rate” refers to the rate of exchange for the Euro, expressed in U.S. dollars per Euro, as certified by the Federal Reserve Bank of New York.
As of July 25, 2014, the noon buying rate of the Federal Reserve Bank of New York for the Euro was $1.3431.

	Period-End	Average for Period	Low	High
	(US dollar per Euro)
	US$	US$	US$	US$
Year Ended December 31:
2009	1.4332	1.3955	1.2547	1.5100
2010	1.3269	1.3218	1.1959	1.4536
2011	1.2973	1.4002	1.2926	1.4875
2012	1.3186	1.2909	1.2062	1.3463
2013	1.3779	1.3302	1.2774	1.3816
2014 (through June 27, 2014)	1.3610	1.3697	1.3500	1.3927
Quarter Ended:
September 30, 2013	1.3535	1.3332	1.2774	1.3537
December 31, 2013	1.3779	1.3660	1.3357	1.3816
March 31, 2014	1.3777	1.3694	1.3500	1.3927
June 30, 2014	1.3631	1.3714	1.3522	1.3294
Month Ended:
January 31, 2014	1.3500	1.3618	1.3500	1.3682
February 28, 2014	1.3806	1.3665	1.3507	1.3806
March 31, 2014	1.3777	1.3828	1.3731	1.3927
April 31, 2014	1.3870	1.3810	1.3704	1.3898
May 31, 2014	1.3640	1.3739	1.3596	1.3924
June 30, 2014	1.3631	1.3590	1.3522	1.3639
July 31, 2014 (through July 25, 2014)	1.3431	1.3562	1.3431	1.3681

Selected Financial and Other Information
The summary income statement and statement of financial position data as of and for the years ended December 31, 2013 and 2012 for AAA are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG S.A.
We maintain our books and records in Euros and prepare our consolidated financial statements in accordance with IFRS.
This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,
	2013		2012
	US$(1)	Euro	Euro
	(US dollars and Euros in thousands except for share and per share data)
Consolidated Statements of Income:
Sales	74,139	53,806	40,834
Raw materials and consumables used	(12,656)	(9,185)	(6,296)
Personnel costs	(21,747)	(15,783)	(12,970)
Other operating expenses	(28,839)	(20,930)	(17,023)
Other operating income	3,762	2,730	2,032
Depreciation and amortization	(13,327)	(9,672)	(6,623)
Operating income	1,331	966	(46)
Finance income	533	387	232
Finance costs	(13,993)	(10,155)	(16,512)
Net finance costs	(13,459)	(9,768)	(16,280)
Loss before income taxes	(12,128)	(8,802)	(16,326)
Income taxes	(1,459)	(1,059)	(586)
Loss for the year	(13,587)	(9,861)	(16,912)
Attributable to:
Owners of the company	(12,719)	(9,231)	(16,455)
Non-controlling interests	(867)	(629)	(457)
Earnings per share:
Basic (US$ and € per share)	(0.23)	(0.17)	(0.31)
Diluted (US$ and € per share)	(0.23)	(0.17)	(0.31)

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.

	At December 31,
	2013		2012
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands)
Consolidated Statements of Financial Position:
Assets
Non-current assets	157,359	114,202	111,300
Goodwill	29,283	21,252	22,286
Other intangible assets	56,954	41,334	40,499
Property, plants and equipment	67,903	49,280	45,794
Financial assets	3,219	2,336	2,721
Current assets	55,156	40,029	38,543
Inventories	3,139	2,278	1,833
Trade and other receivables	22,243	16,143	15,537
Other current assets	11,019	7,997	7,107
Cash and cash equivalents	18,753	13,610	14,066
Total Assets	212,515	154,231	149,843
Equity and Liabilities
Equity attributable to owners of the company	87,290	63,350	63,101
Share capital	7,461	5,415	5,244
Share premium	105,539	76,594	69,650
Reserves and retained earnings	(12,989)	(9,427)	4,662
Net loss for the year	(12,719)	(9,231)	(16,455)
Non-controlling interests	1,874	1,360	2,189
Total equity	89,164	64,710	65,290
Non-current liabilities	89,809	65,178	58,425
Non-current provisions	8,309	6,030	5,592
Non-current financial liabilities	28,053	20,359	21,056
Deferred tax liabilities	5,983	4,342	5,640
Other non-current liabilities	47,466	34,448	26,137
Current liabilities	33,542	24,343	26,128
Current provisions	158	115	300
Current financial liabilities	7,521	5,458	4,012
Trade and other payables	12,701	9,218	9,857
Other current liabilities	13,162	9,552	11,959
Total liabilities	123,351	89,521	84,553
Total Equity and Liabilities	212,515	154,231	149,843

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 at December 31, 2013.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
We are an innovative radiopharmaceutical company that develops, produces and commercializes MNM diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. We have built a leadership position in MNM in Europe by manufacturing and commercializing our broad portfolio of six diagnostic products for a number of clinical indications, and by selectively acquiring and integrating complementary businesses and assets. We leverage our leadership position, industry experience and know-how to pursue targeted R&D strategies. Our lead therapeutic candidate, Lutathera, is a novel compound that we are currently developing for the treatment of progressive midgut GEP-NETs, a significant unmet medical need. Lutathera is a Lu-177-labeled somatostatin analogue peptide that has received orphan drug designation from the EMA and the FDA and has been approved for treatment of NETs on a compassionate use and named patient basis in nine European countries. It has been used in over 1,360 patients and has now entered into a pivotal Phase 3 trial. Our total sales have grown from €40.8 million (US$56.0 million) for the year ended December 31, 2012 to €53.8 million (US$74.1 million) for the year ended December 31, 2013.
The foundation of our growth has been our portfolio of six diagnostic PET and SPECT products. PET and SPECT are imaging techniques in MND with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. Our leading diagnostic product is Gluscan, our branded FDG PET imaging agent. Gluscan assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. We are building on our diagnostics foundation by developing additional MND product candidates to further strengthen our existing portfolio. We are in pre-clinical development for Somakit, Lutathera’s companion PET diagnostic candidate, and have initiated Phase 1/2 clinical trials for Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with applications in a broad range of indications such as rheumatoid arthritis.
We manufacture a majority of our products at our 16 production sites. Our PET production sites are strategically positioned close to our customers. We sell our products through our sales and marketing network, which is supported by employees throughout Europe, North America and Israel. We have a direct sales and marketing presence in eight countries and generate sales in 19 countries. This platform enables us to secure production and sales from partnerships of choice with global healthcare players, including large pharmaceutical companies, for whom we manufacture MNM products.

Key Metrics

	Year Ended December 31,
	2013		2012
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands except percentages)
Financial metrics
Sales	$74,139	€53,806	€40,834
Year-over-year percentage increase		31.8%	—
Operating income/(loss)	1,331	966	(46)
Net loss for the year	(13,587)	(9,861)	(16,912)
Adjusted EBITDA(2)	14,658	10,638	6,577
Net cash from operating activities	16,455	11,942	6,524
Cash and cash equivalents	18,753	13,610	14,066

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 (as certified by the Federal Reserve Bank of New York) at December 31, 2013.
(2)
  Adjusted EBITDA is not calculated in accordance with IFRS. A reconciliation of this non-IFRS measure to the most directly comparable IFRS-based measure along with a summary of the definition and its material limitation are included in “Prospectus Summary — Summary Consolidated Financial Data — Other Financial Metrics.”
We monitor the key financial and operating metrics set forth in the preceding table to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations and gauge our cash generation. We discuss sales and the components of net income (loss) in “— Results of Operations,” Adjusted EBITDA in footnote 2 in “Summary Financial and Other Information — Other Financial Metrics” and cash flows provided by operating activities in “— Liquidity and Capital Resources” below.
   IFRS Financial Statements
We operate in a single segment. Under IFRS, income and expenses must be classified by their nature or by their function in the consolidated statements of income. We present our consolidated statements of income by nature. As a result, income and expenses are aggregated in the consolidated statements of income according to their nature, and are not reallocated among functions.
Factors Affecting Our Results of Operations
   Growing Demand and Sales
Over the past few years, we have seen an increase in demand for MNM products as a result of an increased focus on tailored patient treatment. Improvements in PET and SPECT technology, as well as our manufacturing expertise and know-how, have enabled us to innovate in our development of molecular nuclear diagnostics for and molecular nuclear therapeutic treatment of serious conditions.
We realize sales from our PET and SPECT products, enriched water and product candidates, including Lutathera. We also realize sales of products and product candidates we manufacture for third parties. Our sales were €53.8 million in fiscal year 2013 and €40.8 million in fiscal year 2012. Historically, we have derived most of our sales from the sale of Gluscan, which represented 51.6% and 61.4% of our total sales, in fiscal years 2013 and 2012, respectively. We expect that sales of Gluscan and our other PET products will grow over the coming years as we seek new markets, obtain new customers for Gluscan and obtain marketing approval for IASOflu, IASOdopa and IASOcholine in additional European countries. In addition, with one of the largest manufacturing networks and one of the broadest product portfolios in the European market, we expect to be able to successfully compete to manufacture and/or distribute new proprietary products that are expected to enter the PET market and to increase our sales by working with the owners of these products. We expect sales of our SPECT products to grow modestly as we continue to develop or seek to acquire products or promising product candidates.
We believe that Lutathera, our principal therapeutic MNM candidate, will generate demand with significant growth potential due to its potential ability to provide improved patient outcomes in the treatment of midgut GEP-NETs, a significant unmet medical need. We expect to commence commercial sales of Lutathera in 2017 following FDA approval or EMA marketing authorization, at a higher margin than we do on a named patient and compassionate use basis, where we currently sell it at or close to production cost.
   Costs of Raw Materials
The costs of our raw materials are generally subject to price fluctuations. Historically, however, other than enriched water, we have not experienced significant price fluctuations from our principal suppliers, although we can provide no assurance on price fluctuations or the lack thereof in the future.
As a result of experiencing significant price fluctuations for enriched water, a key component in our radiopharmaceutical manufacturing, we acquired Marshall in 2011 to secure our own price-stable source of enriched water. We may take similar actions in the future to in-source other raw materials for our manufacturing. To date, we have been able to mitigate raw material cost increases due to our significant scale and the resulting efficiencies in our supply chain.
Raw materials for the production of Lutathera currently represent a high percentage of sales. This is due to the low quantities of such raw materials that we purchase and our decision to sell Lutathera to our named patient and compassionate use basis customers at or close to its production cost. We expect these costs to decrease due to economies of scale resulting from the increase in production of Lutathera and the higher margin at which we expect to sell Lutathera following commercialization.
   R&D Costs and Investments
Since our founding, we have focused on building a broad portfolio of MNM products. Building this portfolio requires significant up-front costs.
As discussed above, our financial statements are presented by nature and not by function. We therefore do not present R&D costs as a single line item in our financial statements. Instead R&D costs are recorded in our consolidated statements of income by their nature: in personnel costs, raw materials and consumables used and other operating expenses. Expenditures incurred during research phases is expensed as incurred. Expenditure incurred during development phases is capitalized as intangible assets if it meets certain criteria. See “— Critical Accounting Policies — Internally-Generated Intangible Assets — R&D Expenditure.”
Our R&D costs include clinical trials to obtain regulatory approvals, personnel costs for our R&D team and the acquisition of specific R&D materials and manufacturing equipment.
Total expenditures on R&D in 2013 were €7.3 million in fiscal year 2013, of which €4.7 million were capitalized and recorded under other intangible assets in our consolidated statement of financial position. Total expenditures on R&D in 2013 were composed of personnel costs, including share-based payments for R&D personnel, of €2.4 million, and other operating costs amounting to €4.9 million. These expenditures are compared to R&D expenditures of €8.2 million for 2012, of which €5.4 million were capitalized. Total expenditures on R&D in 2012 were composed of personnel costs of €1.8 million and other operating costs amounting to €6.3 million.
At December 31, 2013, R&D costs recorded in our statement of financial position as other intangible assets consisted of:
•
  acquired in-process R&D for €14.7 million following the acquisitions of Atreus and BioSynthema in 2010; and

•
  internally generated capitalized development costs of €11.5 million, compared to €7.74 million at December 31, 2012. Lutathera accounted for €8.7 million of capitalized R&D expense at December 31, 2013. Other development efforts, in particular on Somakit and Annexin V-128 and certain smaller development projects in Italy, Spain and France accounted for the remaining amount of capitalized development costs.
R&D costs may fluctuate from period to period, as our product candidates enter various stages of development. For example, for the years ended December 31, 2013 and 2012, we incurred significant R&D costs related to our Phase 3 trials for Lutathera. We expect to continue to incur R&D costs related to our Phase 3 clinical trials for Lutathera, as well as other ongoing, planned or future clinical trials for Lutathera and other products candidates in our pipeline. See “Business — Our Product Candidates in Clinical Development.”
   Financial Results, Including Variation of Contingent Consideration
Financial result reflects the net result of finance income and costs, which primarily represent the variation and adjustment relating to our valuation of other long-term liabilities due to former shareholders of BioSynthema described below, interest expense and net foreign exchange gain (loss) from our international operations.
For fiscal year 2013, we recorded a financial loss of €9.8 million, consisting of finance income of €0.4 million and finance costs of €10.2 million. €7.4 million of these finance costs were related to a change in our other long-term liabilities due to former shareholders of BioSynthema.
Under the BioSynthema sale and purchase agreement, we are required to pay variable-amount (royalty) to the former shareholders of BioSynthema, consisting of a low single digit of annual net sales of Lutathera, if our gross profit margin with respect to sales of Lutathera, as defined in the agreement, within that year exceeds 30%. This consideration is payable annually for ten years following EMA market authorization or FDA approval for Lutathera. We expect to, although we can provide no assurance that we will, obtain EMA marketing authorization and FDA approval in 2017.
The aggregate variable and fixed milestone payments due to the BI Shareholders pursuant to the BioSynthema sale and purchase agreement are considered liability classified contingent consideration under IFRS-3. The fair value of this contingent consideration was recognized initially as part of the consideration transferred, measured at its acquisition date fair value. The contingent consideration liability is remeasured to fair value at each reporting date until the contingency is resolved. Changes in the fair value of this contingent consideration liability are recognized in the income statement as finance cost or income. In fiscal year 2013, our principal assumption for purposes of determining the net present value of this financial obligation was, other than sales forecasts, a 67% probability of successfully commercializing Lutathera and obtaining reimbursement. We also applied a discount rate of 10% to the expected cash outflows to reflect the time value of money and the estimated risks of realizing the future cash flows.
For fiscal year 2013, based on increased sales forecasts for Lutathera, as compared to forecasts made in 2012, we recorded finance costs of €7.4 million for the change in the fair value of Biosynthema contingent consideration liability, as compared to finance costs of €15.5 million in 2012, mainly due to an increased sales forecast for Lutathera as compared to a prior forecast from 2011. The total non-current liability represented €28.9 million at December 31, 2013.
If the probability of successfully bringing Lutathera to commercialization with reimbursement were to be increased to 100%, our contingent consideration liability would increase at December 31, 2013 from the currently stated liability of €28.9 million to a liability of €43.1 million. An increase or decrease of 1% in the discount rate would lead to a decrease or an increase, respectively, in contingent consideration liability of €2.0 million.
   Acquisitions
Our results of operations are significantly affected by our past acquisitions. We incorporate an acquired business into our results of operations on the date we acquire the business, which affects the comparability of sales for such period with prior periods.

Part of our strategy is to acquire and consolidate complementary businesses and assets, such as promising product candidates. Any future acquisitions could limit year-to-year comparisons of our results of operations. We may also incur substantial debt, issue additional equity securities or use other funding sources to fund future acquisitions.
   Share-Based Compensation
Share-based compensation consists of grants of rights to acquire free shares pursuant our Free Share Plans. Share-based compensation expense is measured based on the estimated fair value of the awards on the date of grant. The fair value of the share price at the date of the grant is determined by reference to the subscription price used for the most recent share capital increase that occurred prior to the date of the grant. For a summary of our capital raises, see “Description of Share Capital — History of Securities Issuances.” There are only service-based vesting conditions. Based on historical trends, we have assumed that 100% of the free shares allocated will eventually be acquired by our employees.
Share-based compensation expense is recorded under personnel costs and is recognized over the service period.
   Subsidies, Including the Crédit d’Impôt Recherche (Research Tax Credit) (CIR)
We benefit from subsidies, primarily from the Crédit d’Impôt Recherche (Research Tax Credit), or the CIR, in France. The CIR is calculated on our claimed amount of eligible R&D expenditures in the European Union and represented income of €1.3 million and €1.2 million in fiscal years 2013 and 2012, respectively. Our R&D costs in the European Union with public and private institutions are determined by L’Agence Nationale de la Recherche (The French Research and Technology Agency). We record these subsidies in our consolidated statements of income under “Other operating income.”
Part of the CIR tax credit relates to development costs that are capitalized as intangible assets. When capitalized, the amount of the CIR tax credit that relates to development costs is deferred and recorded under “other liabilities” in our consolidated statements of financial position. It is then recognized as income when the intangible asset is amortized. Amortization commences when the applicable marketing approval is obtained.
Components of Our Results of Operations
   Sales
We realize sales from our PET and SPECT products, enriched water and product candidates, including Lutathera. We also realize sales of products and product candidates we manufacture for third parties. Sales are recognized when the following conditions are met: there is an agreement between the parties; the goods have been delivered or the services rendered; the price is fixed or can be reliably measured; and it is probable that future economic benefits from the transaction will flow to us. Rebates and discounts granted to customers are deducted from the corresponding sales.
   Raw Materials and Consumables Used
Raw materials and consumables correspond to the raw materials required to manufacture our products and product candidates and also comprises of inventory variation during the period.
   Personnel Costs
Personnel costs consist of compensation for employees in all functions (including salaries, social charges such as pension and medical plans and share based compensation). We expect our personnel costs to increase in absolute Euros and as a percentage of sales as we continue to expand our operations in Europe and the United States and hire additional personnel, particularly if we decide to establish our own sales and distribution network in the United States. We also expect our personnel costs to increase as we hire more personnel to transition from being a private company to a public company.

   Other Operating Expenses
Other operating expenses principally consist of third-party transport costs of PET products delivered to our customers, consulting and other professional services, such as legal services, operating lease expense and various administrative expenses, repairs and maintenance of production equipment and the buildings in which such equipment is located, non-inventoried purchases, travelling expenses, telecommunication costs and services relating to R&D provided by external experts and companies. In our transition to being a public company, we expect to incur additional expenses related to outside legal counsel, accounting and auditing activities, compliance with public company reporting and corporate governance requirements, increased insurance requirements and enhancing our internal control environment.
   Other Operating Income
Other operating income primarily relates to subsidies, including the CIR.
   Depreciation and Amortization
Depreciation and amortization primarily corresponds to depreciation of tangible assets, including property, plants and equipment and amortization of intangible assets, such as patents and capitalized expenses. It also includes impairment to goodwill and other assets.
   Income Taxes
We are subject to income taxes in France and in other jurisdictions in which we operate. We do not have the ability to offset the taxes we are required to pay across borders. Our operations are taxed in each country in which we operate.
   Net Loss for the Year Attributable to Owners of the Company
Net loss for the year attributable to owners of the company reflects net loss for the year less non-controlling interest. Our non-controlling interests are the 49.9% interest we do not own in each of Atreus and Umbra.

Results of Operations
   Year ended December 31, 2013 compared to year ended December 31, 2012
The following table summarizes certain of our financial and operating data for the years ended December 31, 2013 and 2012.

	For the year ended December 31,
	2013	2013	2012	% Change from prior year
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands except percentages)
Consolidated Statements of Income:
Sales	$74,139	€53,806	€40,834	31.8
Raw materials and consumables used	(12,656)	(9,185)	(6,296)	45.9
Personnel costs	(21,747)	(15,783)	(12,970)	21.7
Other operating expenses	(28,839)	(20,930)	(17,023)	23.0
Other operating income	3,762	2,730	2,032	34.4
Depreciation and amortization	(13,327)	(9,672)	(6,623)	46.0
Operating income (loss)	1,331	966	(46)	—
Finance costs	(13,993)	(10,155)	(16,512)	(38.5)
Finance income	533	387	232	66.8
Net finance costs	(13,459)	(9,768)	(16,280)	(40.0)
Loss before income taxes	(12,128)	(8,802)	(16,326)	(46.1)
Income taxes	(1,459)	(1,059)	(586)	80.7
Net loss for the year	(13,587)	(9,861)	(16,912)	(41.7)
Attributable to
Owners of the company	(12,719)	(9,231)	(16,455)	(43.9)
Non-controlling interests	(867)	(629)	(457)	37.6
Loss per share:
Basic (US$ and € per share)	(0.23)	(0.17)	(0.31)	(45.2)
Diluted (US$ and € per share)	(0.23)	(0.17)	(0.31)	(45.2)

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 (as certified by the Federal Reserve Bank of New York) at December 31, 2013.
   Sales
Sales increased 31.8%, or €13.0 million, from €40.8 million in fiscal year 2012 to €53.8 million in fiscal year 2013, primarily as a result of a change in our product mix and increased volumes.
€7.3 million of this increase resulted from increased PET sales, including of Gluscan. Of this €7.3 million, €2.6 million of sales resulted from the acquisition of Barnatron on December 28, 2012, and the remainder resulted from increased sales of our PET products such as Gluscan, IASOdopa and IASOcholine to existing and new customers.
€3.1 million of the increase resulted from increased SPECT and other product sales. Of this €3.1 million, €2.5 million of sales resulted from the acquisition of Cadisa on December 28, 2012 and the remainder resulted from increased sales to existing and new customers.
The remainder of the increase was a result of €2.6 million in increased sales of Lutathera on both a named patient and compassionate use basis, principally in the United Kingdom.

   Raw Materials and Consumables Used
Raw materials and consumables used increased 45.9% from €6.3 million in fiscal year 2012 to €9.2 million in fiscal year 2013, primarily as a result of increased sales of Lutathera, which we sell at or close to its production cost.
   Personnel Costs
Personnel costs increased 21.7% from €13.0 million in fiscal year 2012 to €15.8 million in fiscal year 2013. €1.8 million of the increase is due to an increase in the number of employees from 237 employees at December 31, 2012 to 275 employees at December 31, 2013. Of these 237 employees at December 31, 2012, 22 were added as a result of the Barnatron and Cadisa acquisition and we recorded minimal personnel charges for these employees in fiscal year 2012 given the date of the acquisition which occurred three days before the end of the year 2012. The increase in the number of employees resulted in increased salaries and social charges and benefits. Social charges and other benefits, such as retirement and healthcare plans, which are generally subject to inflation, are paid according to industry conventions and/or national guidelines. The remaining €1.0 million increase was due to higher share-based compensation expenses as a result of higher fair values ascribed to the allocated shares.
   Other Operating Expenses
Other operating expenses increased 23.0% from €17.0 million in fiscal year 2012 to €20.9 million in fiscal year 2013, primarily as a result of (1) increased third-party transportation expenses (an increase of €1.9 million), resulting from increased sales of PET products, (2) increased use of consulting and other professional services (an increase of €1.1 million), (3) maintenance costs on a larger asset base (an increase of €0.3 million), (4) an increase in rents and other administrative charges (an increase of €0.3 million) and (5) external companies providing support for various R&D projects (an increase of €0.3 million).
   Other Operating Income
Other operating income increased 34.4% from €2.0 million in fiscal 2012 to €2.7 million in fiscal 2013, primarily as a result of (1) a 21.3% increase in subsidies, in particular the CIR, from €1.8 million in fiscal 2012 to €2.2 million in fiscal 2013 and (2) the reversal of an unused provision (€0.25 million) and gains on the disposal of certain equipment.
   Depreciation and Amortization
Depreciation and amortization increased 46.0% from €6.6 million in fiscal year 2012 to €9.7 million in fiscal year 2013, primarily due to (1) an increase in our total intangible and property plant and equipment asset base resulting from the acquisition of Barnatron and Cadisa and ongoing investments in our production sites and (2) the depreciation of goodwill of €1.0 million in connection with our operations in Portugal following impairment testing results for those operations. The main reason for this impairment was increased competition that resulted in lowered selling prices for our PET products.
   Operating Income (Loss)
As a result of the above, our operating income increased to €1.0 million in fiscal year 2013 from an operating loss of €46,000 in fiscal year 2012.
   Finance Costs
Finance costs decreased 38.5% from €16.5 million in fiscal year 2012 to €10.2 million in fiscal year 2013.
These costs primarily consists of our estimated changes in fair value of the liability classified contingent consideration relating to our acquisition of BioSynthema. The change is mainly driven by the variable payments we are obligated to make on future sales of Lutathera once we have obtained EMA market authorization and FDA approval. In fiscal year 2013 we recorded €7.4 million of finance costs (€15.5 million in fiscal year 2012) for the increase in the fair value of BioSynthema contingent consideration liability. The increase resulted mainly from increased sales forecasts for Lutathera.

Interest expenses on loans and leases increased 58.3% from €0.7 million in fiscal year 2012 to €1.0 million in fiscal year 2013, primarily as a result of increased total loan and finance lease obligation. We also experienced a loss of €0.9 million in fiscal year 2013 on transactions in currencies other than the Euro, compared to income of €0.03 million in fiscal year 2012. The loss is primarily due to variations of the U.S. Dollar, the Canadian Dollar, the Israeli Shekel and Japanese Yen.
   Finance Income
Finance income increased 66.8% from €0.2 million in fiscal year 2012 to €0.4 million in fiscal year 2013, primarily as a result of increased interest rates for cash investments.
   Income Taxes
Income taxes increased 80.7% from €0.6 million in fiscal year 2012 to €1.1 million in fiscal year 2013, primarily as a result of increased pre-tax income of our subsidiaries located in Israel, Italy, France and Switzerland that no longer benefit from tax loss carry-forwards. The income tax rate in most of the countries in Europe in which we operate is between 30% and 35%, with the rate being approximately 24.4% in Switzerland and 12.5% in Israel for fiscal year 2013. Our subsidiaries in the United States and Canada did not generate taxable income in fiscal year 2013 or 2012.
   Net Loss for the Year
Net loss for the year decreased 41.7% from €16.9 million in fiscal year 2012 to €9.9 million in fiscal year 2013.
   Net Loss for the Year Attributable to Owners of the Company
Net loss for the year attributable to owners of the company decreased 43.9% from €16.5 million in fiscal year 2012 to €9.2 million in fiscal year 2013.
   Net Loss for the Year Attributable to Non-Controlling Interests
Net loss for the year attributable to non-controlling interests increased by 37.6% from €0.5 million in fiscal year 2012 to €0.6 million in fiscal year 2013.
Liquidity and Capital Resources
Our primary uses of cash are to fund working capital requirements, R&D costs and capital expenditures. To date, we have financed our operations primarily through private placements of our ordinary shares, cash from operating activities and loans. We have historically used a combination of cash and ordinary shares to finance our strategic acquisitions. At December 31, 2013, we had €13.6 million of cash and cash equivalents.
Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:
•
  our ability to generate cash flows from our operations;
•
  the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness;
•
  changes in exchange rates, which will impact our generation of cash flows from operations when measured in Euros; and
•
  our capital expenditure requirements.
Funding Requirements
We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. We expect that we will require additional capital to finance acquisitions, a potential second Phase 3 study for Lutathera required by regulators, development of Somakit, Annexin V-128 and other therapeutic and diagnostic candidates, expansion of our PET production network, construction or acquisition of at least one production site dedicated to the production of Lutathera, development of an increasing presence within the United States and, if we decide to establish our own U.S. sales force, the recruitment and training of a significant number of employees in the middle to end of 2016.
Our future funding requirements will depend on many factors, including but not limited to:
•
  the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;
•
  the cost, timing and outcomes of regulatory approvals;
•
  we may choose to invest in the construction of additional plants dedicated to the production of Lutathera and may incur significant cash outflows as a result;
•
  in addition to enhancing our European sales force, if we choose to develop our own U.S. sales force for Lutathera, we will incur additional sales, marketing and distribution set-up costs;
•
  the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
•
  the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
•
  the number and characteristics of product candidates that we pursue;
•
  acquiring other businesses or assets including acquiring the remaining interest in our subsidiary Umbra, and acquiring minority interests in operators or intellectual property rights relating to existing or future product candidates; and
•
  expansion of our PET and SPECT production network.
We also expect to incur additional costs associated with operating as a public company following this offering.
Adequate funds may not be available on a timely basis, on acceptable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs and their underlying ordinary shares.
A change in the outcome of any of these variables with respect to the development of Lutathera or any other product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the EMA or the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of Lutathera or any other product candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.
For more information as to the risks associated with our future funding needs, see “Risk Factors.”

Comparative Cash Flows
The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2013		2012
	US$(1)	Euro	Euro
	(Dollars and Euros in thousands)
Net cash from operating activities	$16,455	€11,942	€6,524
Net cash used in investing activities	(21,357)	(15,500)	(28,735)
Net cash from financing activities	4,449	3,229	7,348
Net decrease in cash and cash equivalents	(455)	(330)	(14,863)
Effect of exchange rate changes on cash and cash equivalents	(10)	(7)	6
Cash and cash equivalents at the end of the year	$18,753	€13,610	€13,947 (2)

(1)
  Translated solely for convenience into dollars at the noon buying rate of €1.00=US$1.3779 (as certified by the Federal Reserve Bank of New York) at December 31, 2013.
(2)
  The amount of cash and cash equivalents at December 31, 2012 is lower by €119,000 than the amount in the consolidated statement of financial position due to the offset of bank overdrafts.
   Operating Activities
Net cash generated from operating activities increased 83.0% from €6.5 million in fiscal year 2012 to €11.9 million in fiscal year 2013. This increase was primarily the result of a 31.8% increase in sales in 2013 compared to 2012. We also reduced working capital (defined as inventory plus trade receivables, minus trade payables) as a percentage of sales from 18.4% of sales in fiscal year 2012 to 17.1% in fiscal year 2013.
   Investing Activities
Net cash used in investing activities was €15.5 million in fiscal year 2013, as compared to €28.7 million in fiscal year 2012. The decrease in 2013 was mainly due to a one-off expenditure of €11.5 million, relating to the acquisition of Barnatron and Cadisa, a majority interest in Umbra and the purchase of a production site in Porto in fiscal year 2012. The investment in 2013 related to the settlement of the net financial position related to the acquisition of Barnatron and Cadisa. In addition, there was a decrease in acquisition of financial assets from €2.2 million (primarily relating to guarantees of our liabilities due to Barnatron and Cadisa) to €0.1 million. Our expenditures relating to the acquisition of intangible assets decreased from €5.5 million in fiscal year 2012 to €4.8 million in fiscal year 2013. This decrease is primarily explained by lowered capitalized expenses on certain of our product candidates in 2013.
   Financing Activities
Net cash provided by financing activities was €3.2 million in fiscal year 2013 as compared to €7.3 million in fiscal year 2012. The decrease resulted from the issuance of €4.8 million of shares which was offset by higher payments of debt (€4.0 million in fiscal year 2013 as compared to €2.2 million in fiscal year 2012), and a lower incurrence of loans (€3.5 million in fiscal year 2013 as compared to €10.4 million in fiscal year 2012).
The remainder is explained by income realized from investing cash in low-risk money funds and term accounts and interest rate charges for loans and leases obtained from banks and other financial institutions.
Financial Liabilities
At December 31, 2013, we had €25.8 million in financial current and non-current liabilities, excluding interest, consisting of €18.2 million in loans and €7.6 million in finance lease obligations. We provide guarantees in the form of rights to trade receivables, inventory, equipment, buildings and land on €15.3 million of loans. We benefit from the guarantee of OSÉO (now Banque Publique d’Investissement, or the

Public Investment Bank) for €6.0 million of our loans. OSÉO is a French public institution whose goal is to promote the development and financing of small and medium sized companies. We have used these loans and leases primarily for expanding our production footprint, and acquiring property, plants and equipment. These typically have a duration of five to ten years. At December 31, 2013, €8.2 million of the total amount of financial liabilities bore interest at a floating rate and €17.6 million bore interest at a fixed rate.
Other Non-Current Liabilities
At December 31, 2013, our other non-current liabilities were €34.4 million, consisting principally of €23.8 million of contingent consideration due to former shareholders of Biosynthema. The remaining €5.9 million included mainly deferred milestone payment obligations relating to sellers of other companies that we acquired. See “Business — Other Contracts.”
The remaining amount reflects a €4.7 million liability relating to deferred revenue and government subsidies, in particular €3.0 million of deferred CIR tax credits relating to capitalized development costs.
The following table presents information relating to our financial liabilities by maturity date at December 31, 2013.

	Payment Due by Period
Contractual Obligations	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	(in thousands of Euros)
Finance lease obligations(1)	1,810	4,770	2,093	8,673
Other loans and financial liabilities(1)	4,402	12,093	3,477	19,972
Other(2)	5,667	12,200	57,506	75,373
Total	€11,879	€29,063	€63,076	€104,018

(1)
  Includes interest payments.
(2)
  Other includes the contingent consideration liability related to the acquisitions of BioSynthema and Barnatron and Cadisa.
We have potential obligations and commitments under various agreements and contracts that may result in additional cash and share payments to our counterparties under agreements and contracts described below. The commitments and potential obligations are not recorded in our IFRS financial statements as they do not meet the definition of a liability or a provision. The principal obligations are described below:
•
  we are obligated to make future milestone payments for each of the years 2013 through 2016, with 50% paid in cash and 50% paid in our ordinary shares if Marshall, comprising our enriched water operations, achieves certain EBIT targets during the employment of a certain Marshall manager. As of July 15, 2014, we have not made any milestone payments under this agreement. We do not expect to make any payments for fiscal year 2014 as we do not anticipate that Marshall will achieve the applicable contractual target.
•
  Under a license agreement with IASON relating to IASOcholine, IASOflu and IASOdopa, we are obligated to pay IASON royalties for every batch of product that we produce. In fiscal year 2013, we paid aggregate royalties of €0.4 million to IASON.
•
  We have an option to acquire the remaining 49.9% of Umbra for €0.6 million (US$0.8 million) in cash and additional ordinary shares having an aggregate market value of €0.6 million (US$0.8 million), calculated according to the market price of our shares at the time that we exercise the option. We must exercise our option, if we choose to exercise it at all, within six months of the newly-constructed facility at Bonn obtaining GMP qualification. We expect the GMP qualification to be obtained by the fourth quarter of 2014.

•
  Under a license agreement relating to products that are labeled with somatostatin analogues, we are obligated to pay a low single-digit royalty on net sales of Lutathera, for the longer of (i) the period that the use or sale of Lutathera is covered by a valid patent licensed under the agreement, or (ii) ten years from first commercial sale, in each case on a country-by-country basis.
In addition, in the course of normal business operations, we have agreements with contract service providers, such as Pierrel, and CROs to assist in the performance of our R&D and manufacturing activities. Expenditures on services from CROs represent a significant cost in clinical development. We could also enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require upfront payments and even long-term commitments of cash.
Off-Balance Sheet Arrangements
We currently have no off-balance sheet arrangements.
Seasonality
Historically, we have not experienced material fluctuations in our sales over any quarterly period in the year.
Quantitative and Qualitative Disclosures about Market Risk
   Risk Management
In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and the price of our primary supplies, and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates and the price of commodities in the international markets. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We are not currently exposed to significant interest rate risk because most of our long-term debt is at fixed interest rates.
   Foreign Currency Exchange Rate Risk
Exchange rate variations could affect our consolidated statement of income. In fiscal year 2013 we generated 88% of our sales in the Euro zone. However, we operate internationally and are exposed to foreign exchange risk arising from various exposures, primarily with respect to the Israeli Shekel, Japanese Yen, Swiss Franc, UK pound sterling and U.S. dollar due to our operations in those countries.
Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. At December 31, 2013, a 5% increase or decrease in these exchange rates with all other variables held constant would not have resulted in a significant change to our results.
We do not have any hedging policies in place to manage these exposures but may consider putting them in place going forward.
   Interest Rate Risk
We do not consider our exposure to changes in interest rates to be significant. Some of our lease contracts are partially linked to indices such as Euribor and INSEE. Variations in these indices could entail increased interest payments. A variation of 1% in these indices would increase (decrease) our interest rate expenditure by approximately €0.1 million. At December 31, 2013, we had €8.2 million in financial liabilities that bore interest at a floating rate.
Internal Control Over Financial Reporting
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the preparation of this offering, we identified material weaknesses in our internal controls related to our financial reporting and consolidation, as well as in our treasury functions. The specific weaknesses in our internal controls related to financial reporting and consolidation included, among other things, a lack of formal or written policies and procedures relating to various aspects of our financial reporting and consolidation process, including the lack of a Company-wide accounting manual and standard reporting package model, as well as a lack of procedures for subsequent events reporting, reconciliation between local accounts and Company reporting, provisions for risks and charges and capitalization of development costs. The specific weaknesses in our internal controls related to our treasury function included, among other things, a lack of formal or written procedures related to bank transactions and payment functions, and a failure to properly segregate duties relating to these transactions and functions.
We cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.
We have not yet remediated the material weaknesses described above. We have, however, initiated a series of improvements of our system, including implementing a Company-wide accounting system and formalized policies, to improve our internal controls over financial reporting. The remediation measures that we are implementing may be insufficient to address our existing material weaknesses or to identify or prevent additional material weaknesses. See “Risk Factors — Risks Related to our Business, Growth and Employees — We have identified material weaknesses and significant deficiencies in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business.”
Critical Accounting Policies and Use of Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in conformity with IFRS. The preparation of the consolidated financial statements in conformity with IFRS requires use of estimates and assumptions, which have an impact on the amounts reported in our financial statements. These estimates may be revised if circumstances change or if new information becomes available. The actual results may therefore differ from the initial estimates.
While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.
   Revenue Recognition
Sales are recognized when the following conditions are satisfied:
•
  there is an agreement between the parties;
•
  the goods have been delivered or the services rendered (i.e. the transfer of risks and benefits of ownership has taken place);
•
  the price is fixed or can be reliably measured; and
•
  it is probable that future economic benefits from the transaction will flow to the Company.
Rebates and discounts granted to customers are deducted from the corresponding sales.
Certain of the products and product candidates that we sell have a very short shelf life, in particular our PET products, which have a useful shelf life of approximately ten hours. These PET products and product candidates are manufactured in batch processes overnight and delivered to customers, generally located close to the production site, in the morning. The transfer of ownership occurs when the product is delivered to the customer, which is also the date on which the sales are recognized in the consolidated statement of income.

We may enter into supply agreements with certain large pharmaceutical groups for the production of PET products. Such agreements define the sale and invoicing of doses during the distribution phase. Sales are recognized on product delivery, similar to other products that we manufacture and sell. Such agreements may also include transfer of assets from customers. The related revenue recognition is spread over the term of the contract under IFRIC18 as we consider such revenue transfer to be an integral part of the supply agreement.
   Internally-Generated Intangible Assets — R&D Expenditure
Expenditure on research activities is expensed in the period in which it is incurred.
An internally-generated intangible asset created as a result of development activities (or from the development phase of an internal project) is recognized if all of the following criteria are satisfied:
•
  the technical feasibility to complete the development project;
•
  the Company’s intention to complete the project and to use and sell it;
•
  the Company’s ability to use the intangible asset;
•
  probability that the intangible asset is likely to generate future economic benefits;
•
  the availability of adequate technical, financial and other resources to complete the development project; and
•
  the company’s ability to measure reliably the expenditures allocated to the development project.
The initial asset value of the development project recognized in the consolidated financial statements corresponds to the sum of all expenditures incurred since the date when the development project has satisfied all of the above criteria. For expenditure on the development of a new pharmaceutical, diagnostic or therapeutic products or product candidates, the criteria are generally satisfied when the first sales are recorded. Expenditures on a development project that does not satisfy all of the above criteria are accounted for as charges in the period when they have been incurred.
The development costs recognized as an intangible asset comprise all directly attributable costs necessary to create, produce, and prepare the asset to be functional in the manner intended by management.
Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses on the same basis as intangible assets acquired separately.
The amortization of capitalized development assets commences when the asset is available for use, which is generally the date on which it receives regulatory market approval. Capitalized development assets are amortized on a straight-line basis over the shorter of their estimated useful lives, the life of any patent protection or the relevant periods of market exclusivity that they may be entitled to as a result of orphan drug designation. Amortization periods for currently amortized development assets are between five and ten years.
   Business Combinations
In a business combination, and in accordance with the revised IFRS 3, the consideration transferred, or acquisition cost, is measured at fair value, which is the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquired assets and the equity interests issued by the acquirer. The identifiable assets acquired and liabilities assumed of the company, are assessed at their acquisition-date fair values. The costs directly attributable to the acquisition are accounted for in “Other operating expenses.”
Goodwill represents the fair value of the consideration transferred (including the fair value of any interest previously held in the acquiree) plus the carrying amount of any non-controlling interest, less the amount recognized (in general at fair value) of the identifiable assets acquired and liabilities assumed. For each business combination, we may elect to measure any non-controlling interest in the acquiree either at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets or at fair value. Under the latter method (called the full goodwill method), goodwill is recognized on the full amount of the identifiable assets acquired and liabilities assumed.
In the case of a business combination achieved in stages, the equity interest previously held by us is remeasured at its fair value at the acquisition date. Any resulting gain or loss is recognized directly in profit or loss (“Other operating income” or “Other finance costs”).
The provisional amounts recognized at the acquisition date may be adjusted retrospectively during a 12-month measurement period if new information is obtained about facts and circumstances that existed as of the acquisition date. Goodwill cannot be adjusted after the measurement period. The subsequent acquisition of non-controlling interests does not give rise to the recognition of additional goodwill.
Furthermore, any contingent consideration is included in the cost of the acquisition at its acquisition-date fair value, even if it is not probable that an outflow of resources reflecting economic benefits will be required to settle the obligation. Subsequent changes in the fair value of contingent consideration due to facts and circumstances that existed as of the acquisition date are recorded by adjusting goodwill if they occur during the measurement period or directly in profit or loss for the period (“Other operating income” or “Other operating expenses”) if they arise after the measurement period, unless the obligation is settled in equity instruments in which case the contingent consideration is not remeasured.
If, after reassessment, the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred measured at fair value and the amount of any non-controlling interest in the acquiree, the excess is recognized immediately in profit or loss as a bargain.
   Contingent Consideration in the Context of completed acquisition
We are committed to paying contingent consideration to certain former owners of certain acquired companies, as set forth in each acquisition agreement. Any contingent consideration is included in acquisition cost at fair value at the acquisition date regardless of the probability of its ultimate occurrence. Subsequent changes in the fair value of contingent consideration occurring during the measurement period due to facts and circumstances that existed as of the acquisition date are recorded by adjusting goodwill. Such subsequent changes are recorded directly in the income statement (“Net finance costs”) if they arise after the measurement period, unless the contingent consideration obligation is settled in equity instruments.
Our primary contingent consideration liability relates to payments owed to former shareholders of BioSynthema. The payments consist of three fixed milestone payments in cash and ordinary shares of the Company, in addition to the initial consideration of cash and shares paid. These milestones are based on reaching certain targets in the development of Lutathera. As of December 31, 2013, we had paid the initial consideration and the first milestone payment. The contingent consideration also includes a variable royalty amount calculated at a low single-digit percentage of future annual net sales of Lutathera, assuming that our gross profit margin with respect to Lutathera, as defined in the BioSynthema sale and purchase agreement, exceeds 30% for the relevant year. At December 31, 2013 and 2012, the main assumptions used in calculating the amount of this fixed and variable contingent consideration involved:
•
  our sales forecasts for Lutathera, using our most recent business plans;
•
  a 67% probability of successfully commercializing Lutathera and obtaining reimbursement, estimated by us based on the current stage of Lutathera’s development; and
•
  a discount rate of 10% to the expected cash outflows to reflect the time value of money and the estimated risks of realizing the future cash flows.
On this basis, the contingent consideration liability amounted to €28.9 million and €23.8 million at December 31, 2013 and 2012, respectively. The increase in the liability is primarily the result of updating our business plan and forecasts of future sales of Lutathera and, to a lesser extent, the unwinding of the discounting of the contingent liability due to the passage of time. If the probability of successfully bringing

Lutathera to commercialization with reimbursement were to be increased to 100%, our contingent consideration liability would amount to €43.1 million at December 31, 2013. An increase or decrease of 1% in the discount rate would lead to a decrease or an increase, respectively, in our contingent consideration liability of €2.0 million.
Impairment Testing
In accordance with IAS 36 Impairment of assets, the carrying amount of goodwill and intangible assets not subject to amortization is tested at least once a year or whenever events or changes in the internal or external environment indicate a risk of loss of value. For property, plant and equipment or intangible assets subject to amortization, such tests are carried out only when new events or circumstances indicate that their carrying amounts may not be recoverable.
For the purposes of these tests, the carrying amounts of assets are allocated to cash-generating units, or CGUs, or to groups of CGUs. Under IAS 36, an impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use.
Fair value less costs to sell is the amount obtainable from the sale of an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Value in use is the present value of estimated future cash flows expected to be derived from the continuing use of the asset. It is determined from the estimated cash flows based on budgets and business plans over periods ranging from five to ten years. Subsequent cash flows are estimated by applying a constant rate of positive or negative growth. The discount rate reflects current market conditions, the time value of money and the specific risks associated with the asset or CGU.
Key assumptions underlying the impairment testing are the estimation future cash flows and the discount rates. Sensitivity analysis on changes in these assumptions are described in note 5.1.3 of the consolidated financial statements included elsewhere in this prospectus.
Share-Based Payments
We have implemented Free Share Plans in which certain of our employees participate.
These plans provide for the grant of equity-settled share-based payments that are measured at fair value on the grant date in accordance with IFRS 2. The cumulative expense recognized is based on the fair value at the grant date. It is recognized over the vesting period in net operating income directly through equity.
Compensation expense is recognized in the consolidated statement of income based on the estimated fair value of the awards on the date of grant. The fair value of the share price at the date of the grant is determined by reference to the subscription price used for the most recent share capital increase that occurred prior to the date of the grant. For a summary of our capital increases, see “Description of Share Capital — History of Securities Issuances.” There are only service-based vesting conditions. Based on historical trends, we have assumed that 100% of the free shares allocated will eventually be acquired by our employees.
Provision for the Decommissioning of PET Production Sites
The manufacture of certain products in the field of MNM generates radiation and causes the contamination of production site facilities (in particular the cyclotron). Our subsidiaries producing PET products have a legal obligation to dismantle and decontaminate their site and production equipment at the end of their useful lives. The provision is initially recognized through an additional cost of the related asset which is then amortized over its useful life. The provision is updated at each reporting date; unwinding of the discounting of the provision is recognized as a finance cost and any changes in the estimated ultimate costs of decommissioning are recognized within the cost of the related asset.
At December 31, 2013, these provisions amount to €5.1 million compared with €4.9 million at December 31, 2012. The increase of approximately €0.2 million is related to the unwinding of the discounting of the obligation. Decommissioning costs for a typical site have been estimated by an independent expert. From this base cost, with annual inflation assumed to be 2%, we have estimated the expected decommissioning costs at the forecast date for each site concerned. These costs are then discounted to the reporting date. The discount rate applied is 4.57%. A decrease or an increase of 1% in this rate would lead to an increase or a decrease, respectively, in the provision of €200,000.
JOBS Act Exemptions
We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700.0 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with FPI status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a FPI under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Business
Overview
We are an innovative radiopharmaceutical company that develops, produces and commercializes MNM diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. We have built a leadership position in MNM in Europe by manufacturing and commercializing our broad portfolio of six diagnostic products for a number of clinical indications, and by selectively acquiring and integrating complementary businesses and assets. We leverage our leadership position, industry experience and know-how to pursue targeted R&D strategies. Our lead therapeutic candidate, Lutathera, is a novel compound that we are currently developing for the treatment of progressive midgut GEP-NETs, a significant unmet medical need. Lutathera is a Lu-177-labeled somatostatin analogue peptide that has received orphan drug designation from the EMA and the FDA and has been approved for treatment of NETs on a compassionate use and named patient basis in nine European countries. It has been used in over 2,000 patients and is currently in a pivotal Phase 3 trial. Our total sales have grown from approximately €40.8 million (US$56.0 million) for the year ended December 31, 2012 to €53.8 million (US$74.1 million) for the year ended December 31, 2013.
The foundation of our growth has been our portfolio of six diagnostic PET and SPECT products. PET and SPECT are imaging techniques in MND with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. Our leading diagnostic product is Gluscan, our branded FDG PET imaging agent. Gluscan assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. We are building on our diagnostics foundation by developing additional MND product candidates to further strengthen our existing portfolio. We are in pre-clinical development for Somakit, Lutathera’s companion PET diagnostic candidate, and have initiated Phase 1/2 clinical trials for Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with applications in a broad range of indications such as rheumatoid arthritis.
Our novel therapeutic candidate, Lutathera, is a Lu-177-labeled somatostatin analogue peptide that we are developing in the field of MNT. Somatostatin is an important regulator of the endocrine system and somatostatin analogues have been approved for symptomatic treatment of NETs since 1987. NETs are a heterogeneous group of tumors originating in the neuroendocrine cells of the body, and two-thirds of NETs are GEP-NETs arising in the gut. There are currently no approved treatments for these midgut GEP-NETs, representing a significant unmet medical need in an orphan indication for which we believe Lutathera shows significant promise. Lutathera is in a pivotal Phase 3 trial for patients with inoperable progressive midgut GEP-NETs and has demonstrated positive initial safety and efficacy results in previous trials. In its Phase 2 trial, Lutathera (which was then called Lu177-Dotatate or Lutate) showed PFS of 45.1 months in a subgroup analysis of 51 NET patients with midgut carcinoid tumors that had progressed within the 12 months preceding the patients’ entry into the study, and PFS of 30 months in a subgroup analysis of 103 pNET patients. On the basis, in part, of these positive results and published efficacy and safety data on Lutathera, physicians treating NET patients have sought and have received authorization to use Lutathera on a compassionate use and named patient basis in nine European countries. We expect to announce Phase 3 trial results for Lutathera by the first half of 2016 and to submit a NDA in the United States and a MAA in Europe in the same year. We have formulated Lutathera with a three-day shelf life, which we believe will enable us to efficiently produce and sell it through our European manufacturing and commercialization infrastructure. In our discussion of the studies and/or trials related to Lutathera here and elsewhere in this prospectus, we use the name Lutathera to refer both to the product candidate as it is currently named and centrally produced, and to Lu-177-Dotatate or Lutate, which were earlier names for the same compound.
We manufacture a majority of our products at our 16 production sites. Our PET production sites are strategically positioned close to our customers. We sell our products through our sales and marketing network, which is supported by employees throughout Europe, North America and Israel. We have a direct sales and marketing presence in eight countries and generate sales in 19 countries. This platform enables us to secure production and sales from partnerships of choice with global healthcare players, including large pharmaceutical companies, for whom we manufacture MNM products.
The global MNM market is estimated to be approximately US$4.1 billion as of December 31, 2013 (with 96% of sales in MND and 4% of sales in MNT) according to MEDraysintell. While the market is largely concentrated in MND, where we have a leading position in Europe, MNT represents a fast-growing field in MNM. MEDraysintell projects that MNT sales may constitute up to US$13.0 billion of total MNM sales of US$24.0 billion by 2030, representing an annual growth rate of 30%.
Our Strengths
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  Leveraging our leadership position and vertical integration to produce differentiated MNM products:   We have developed significant expertise and established an integrated R&D, manufacturing and commercialization infrastructure to become a leading player in the growing MNM market. We believe our leading position in European MNM is underpinned by our (i) pan-European presence, (ii) proximity to our more than 1,000 customers through our PET production facilities, a key advantage given the short half-life of PET and other MNM products, (iii) scalable and modular manufacturing, (iv) extensive scientific know-how and (v) ongoing interaction with the healthcare field through hospitals, universities and research centers. We have R&D teams based in seven of our production facilities (in addition to our dedicated R&D facility in Nantes, France) which allows them to link practical manufacturing know-how to pipeline product candidate development to maximize the opportunity for commercial success. This setup allows us to exploit synergies between manufacturing and R&D and enabled us to advance Lutathera with a new formulation targeting GEP-NETs soon after we acquired it.
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  A radiopharmaceutical late-stage therapeutic candidate targeting GEP-NETs:   Lutathera is an innovative therapeutic candidate with orphan drug status. In the Erasmus Study, involving a total of 615 somatostatin-receptor-positive NET patients, a subgroup analysis of 51 patients with progressive midgut carcinoid tumors who were treated with Lutathera showed a PFS of 45.1 months in the patient subgroup. Based on the results of that study, the EMA and FDA provided parallel scientific advice pursuant to which we initiated Lutathera’s current pivotal Phase 3 trial for the treatment of inoperable progressive midgut carcinoid tumors. We expect to have Phase 3 trial results in the first half of 2016 and we believe that, if the results are positive, the trial may be considered sufficient by the EMA and the FDA for registration purposes. As of June 30, 2014, Lutathera has been administered to over 2,000 NET patients in various studies and has received approval for use on a compassionate use and named patient basis in nine countries in Europe for progressive midgut NETs and pNETs. Moreover, Lutathera is one of only two candidates in development for PRRT, which has been incorporated into the treatment guidelines for GEP-NETs published by ENETS. We believe Lutathera has the potential to become a new paradigm for the treatment of GEP-NETs and of NETs more broadly, since more than 80% of NETs are somatostatin-receptor-positive.
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  Diversified, attractive product candidate development pipeline:   We leverage our successful diagnostics business to invest in multiple avenues of growth by developing product candidates across the therapy, PET and SPECT categories of radiopharmaceuticals, including mid- and late-stage product candidates. In addition to Lutathera, we are advancing diagnostic product candidates that are currently in clinical trials and pre-clinical studies. Somakit, our companion PET diagnostic product candidate for Lutathera, is a novel kit for radiolabeling somatostatin analogue peptides to help diagnose GEP-NET lesions that has been designated as an orphan drug by the EMA and the FDA. Somakit has the potential to offer a standardized procedure for producing diagnostic compounds that reduces customers’ need for expensive equipment and quality control testing. In Europe and Canada, we are also developing Annexin V-128, a SPECT diagnostic candidate for apoptosis and necrosis, which are present in a number of pathological conditions in oncology and cardiology, as well as in autoimmune disorders. Annexin V-128 is currently in Phase 1/2 clinical trials to evaluate its safety, pharmacokinetics and dosimetry in patients with rheumatoid arthritis or ankylosing spondylitis.
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  Established MNM platform in a market characterized by significant barriers to entry:   The MNM market is characterized by logistical, manufacturing and regulatory complexities that make entry into the market difficult. We believe that, to be successful, a prospective entrant into the market must develop advanced manufacturing know-how, invest significant time and considerable resources into the construction of a production infrastructure subject to stringent regulatory requirements, operate on a scale that enables the cost-effective manufacture and sale of complex products and efficiently arrange for the distribution of these products. We believe that we have overcome these barriers with a network of 16 production facilities across Europe, all of which we believe operate in conformity with cGMP, including two recently added facilities in Bonn, Germany and Warsaw, Poland that began operations in July 2014. This network provides the basis for our advanced manufacturing capacity, cost-efficient production and organization of reliable product distribution. Our network has a longstanding track record of supplying high-quality products to our customers: for the ten years ended December 31, 2013, we successfully delivered, through third parties, a total of approximately 700,000 doses of F-18 PET diagnostic products to over 250 hospitals in Europe. The combination of our pan-European platform, our production infrastructure and our proven and reliable logistical capabilities has enabled us to secure significant customer loyalty and establish our position as a partner for global players, such as GE Healthcare and Eli Lilly, for the production of their molecular diagnostic products.
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  Highly qualified and experienced management team with a proven track-record of launching innovative products and successfully integrating acquired companies:   Our senior management team combines extensive experience in the MNM market with continuity of leadership. Our founding members still direct our strategy and development 12 years after our inception, and our senior management team has combined MNM industry experience of more than 100 years. To complement our organic growth, we have acquired, in a series of nine transactions since 2009, businesses and promising product candidates that further leverage our logistical infrastructure, as well as manufacturing facilities to expand our existing network and enter into new markets. We carry over our commitment to leadership continuity into our acquisition strategy by retaining key management and other personnel in acquired companies while executing our plan to integrate these acquisitions.
Our Strategy
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  Maximize the value of Lutathera:   We believe Lutathera is a promising therapeutic candidate, initially for progressive midgut GEP-NETs, a significant unmet medical need, and potentially for related indications. Our near-term strategy is to successfully complete our Phase 3 clinical trials and submit a NDA for Lutathera to the FDA and a MAA to the EMA in the first half of 2016. Additionally, if approved, we plan to conduct additional studies to exploit what we believe to be Lutathera’s diagnostic potential to enable physicians to monitor and manage treatment outcomes. In order to support the launch of Lutathera, we have built and we operate two manufacturing facilities in Italy that we believe can produce the expected global commercial supply of Lutathera. We intend to build or acquire a full-scale manufacturing facility in the United States to optimize our commercialization efforts in the U.S. MNM market. We intend to commercialize Lutathera with our own sales force in France, Germany, Italy, Spain, the United Kingdom and the United States, and with select partners in other countries.
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  Maximize the value of our diagnostic portfolio and advance our product pipeline:   We aim to leverage our pan-European presence and R&D capabilities to drive further growth of our existing products and successfully develop new product candidates. First, we intend to broaden our customer base by entering into new manufacturing and licensing agreements in our existing markets, targeting hospitals with whom we do not currently have relationships and marketing our diagnostic MNM products in new markets. Second, we intend to use our know-how to increase efficiencies in the production of our key products by reducing costs, improving processes and increasing profitability margins. Finally, we are working to advance our diagnostic candidates, including Somakit and Annexin V-128, through important clinical and pre-clinical phases of development, in addition to seeking the requisite regulatory approvals for their future commercialization.

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  Pursue strategic acquisitions:   We have a track record of identifying, acquiring and integrating businesses and assets into our Company that we believe hold strategic value to us, having acquired and integrated six commercial-stage companies, two development-stage companies, one promising product candidate and one manufacturing facility since 2009. We expect to continue to target acquisitions that will further build our product pipeline and expand our production capacity and geographic coverage. We have augmented our product pipeline in part by acquiring companies that are already developing product candidates that we believe will be successful, as we did by purchasing BioSynthema to acquire rights to Lutathera, and by acquiring a majority stake in Atreus to develop Annexin V-128 in Europe and Canada. We will also target acquisitions that will enable us to better vertically integrate key components of the radiopharmaceutical production chain. In the case of each acquisition, we take a disciplined approach that analyzes the target’s compatibility with our existing development, manufacturing and commercialization infrastructure. More broadly, our aim in targeting specific acquisitions is to further consolidate our position as a leading pan-European nuclear diagnostics company while exploring additional product pipeline opportunities and avenues for expansion in the United States and outside Europe.
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  Leverage our platform to pursue additional strategic partnerships:   We plan to explore new opportunities to work with global pharmaceutical companies that would supplement our current production of their diagnostic products and strengthen our business relationships. In addition, we intend to pursue a three-pronged strategy for establishing important new industry partnerships. First, we intend to leverage our manufacturing expertise to in-license additional products. Second, we intend to capitalize on our R&D efforts and healthcare industry connections to strategically out-license our products to others. Third, we plan to use our expertise in manufacturing diagnostics to explore the potential for working with pharmaceutical companies to develop companion diagnostics with those companies. We believe that these efforts will further enhance our reputation as a leading European MNM company while broadening our industry experience.
Industry
MNM is a medical specialty that involves the use of trace amounts of radioactive substances called radiopharmaceuticals or radiotracers to create functional images of the body and its organs (MND) and to treat various diseases, such as cancer (MNT). Radiopharmaceuticals injected into patients before a MND procedure leave a radioactive trace that is detected by special PET and SPECT cameras, which utilize different processes in tandem with computers to provide detailed functional images of the areas of the body being investigated. These images allow physicians to see the body’s internal workings and to analyze its chemical and biological processes.
Nuclear medicine procedures can often identify abnormalities very early in the progress of a disease — often before many medical problems become apparent with conventional imaging such as radiological imaging or ultrasound. MND procedures provide what we believe are significant advantages over traditional diagnostic imaging because they:
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  enable drug tracing and provide functional images of molecular-level physiological functions;
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  provide an alternative to more invasive procedures such as biopsy or surgery;
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  enable cost savings and improve patient comfort versus invasive procedures;
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  provide support in the development of new treatments and in the monitoring of patients; and
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  provide support to the physicians in the disease management process (treatment algorithm decision process).
The global MNM market was estimated at approximately US$4.1 billion for the year ended December 31, 2013 and was almost entirely represented by MND products. MNT products are currently only a fraction of the total market (4% in 2013, according to MEDraysintell) as a result of the limited number of marketed drugs to date, but represent the fastest growing segment. The MNM market is expected to grow, according to MEDraysintell, to US$24 billion in 2030, with an average annual growth rate of 5% for the MND market and an average annual growth rate of 30% for the MNT market. New indications are increasingly being evaluated for MNM radiopharmaceuticals, particularly in the diagnosis and treatment of cognitive diseases, which are a growing medical burden across many countries due to the aging global population.
The World Nuclear Association estimates that approximately 10 million and 15 million diagnostic procedures are undertaken annually in Europe and the United States, respectively, according to an April 2014 Bio-Tech Systems, Inc. report.
Below is a graph showing the worldwide sales forecast for MNM products in PET and SPECT diagnostics and in therapy.

Source:   MEDraysintell 2014 report — Opportunities in nuclear medicine — radioisotopes, radiopharmaceuticals
Overview of Radioisotopes
Our products contain radioisotopes, which are radioactive elements that enable the creation of diagnostic images and can be used to treat diseases. A radioisotope is an unstable form of a chemical element that emits radiation (a process also known as radioactive decay) to achieve stability. Such radiation can consist of:
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  gamma rays, which are high-energy photons that allow SPECT imaging;
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  positrons, which are antiparticles of the electrons that allow PET imaging; or
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  electrons, which are particles used for many years in external radiotherapy to treat diseases.
Radioisotopes are obtained by using specialized equipment to excite the nucleus of atoms and altering the number of protons or neutrons in the target nuclei. When this process artificially produces a combination of neutrons and protons that does not already exist in nature, the atom is unstable, resulting in a radioactive isotope or radioisotope. The radioisotope’s decay and resulting emission of one of the three forms of radiation described above enables MNM procedures. MNM radioisotopes decay over a time span ranging from a few seconds to several days, allowing the radioactivity from radioisotopes in our products and product candidates to completely disappear after use. The radioactive decay process is typically measured in half-lives, the time needed for half of the excited atoms in the unstable element to return to stability. The half-life of our PET products is approximately two hours. In general, after ten half-lives all MNM products are considered to no longer be radioactive.
Radioisotopes can be manufactured in several ways. A common method is by neutron activation in a nuclear reactor. This involves the capture of a neutron by the nucleus of the target atom, resulting in an excess of neutrons, as in the case of Lu-177, the radioisotope used for Lutathera. We do not operate a nuclear reactor and sub-contract with third parties to obtain these types of radioisotopes. The radioisotopes that we manufacture are produced in our particle accelerators, known as cyclotrons, as in the case of the F-18 that we use in Gluscan and our other PET products, described below. To make F-18, the Oxygen-18 (O-18) contained in water is bombarded by protons in our cyclotrons. Protons can knock out neutrons from O-18 atoms, transforming them into F-18. On average, after approximately two hours the F-18 decays, emitting a positron, which can be used for PET imaging via detection of the positron with a PET camera. Each of our PET manufacturing sites has at least one cyclotron to produce F-18.
In addition to their incorporation of a radioactive element such as F-18 to enable imaging, MNM products and procedures require a mechanism for effective disease targeting. This can be achieved by designing molecules to selectively reach unhealthy cells by using molecular pathways or by targeting receptor expressions specific to diseased cells. Radiopharmaceuticals are a combination of these molecular entities that target diseases, also called known as vectors, and radioactive atoms, which are attached to or combined with a relevant vector.
When the decay of a radioisotope results in both an electron and a gamma ray (or positron) being emitted, it is possible to treat and image a particular disease at the same time. We believe Lutathera has the potential to achieve such simultaneous treatment and imaging of NETs using SPECT cameras.
Overview of PET Products
PET products or tracers are injected into patients to enable high-quality imaging by PET cameras. PET is a state-of-the-art diagnostic technique in MND that is mainly used in clinical oncology, cardiology and neurology.
PET scans with FDG have been a significant breakthrough in cancer treatment. Because FDG is a radiopharmaceutical molecule that accumulates in many tumors, it allows physicians to more accurately determine the precise stage of many tumors, localize unknown metastases and monitor therapeutic efficacy or the reoccurrence of cancers. We produce and sell FDG under the brand name of Gluscan. FDG is produced by attaching the short-lived radioactive tracer F-18 to glucose, or sugar, molecules, which are then immediately injected into patients. Certain cancer cells and other inflammatory cells are hyperactive and hungry for sugar molecules, so they easily absorb FDG. Once inside these cells, FDG releases positrons that collide with the electrons in the body, producing energy in the form of opposite rays. These rays are detected by a PET camera, which produces a high-quality image of the lesion. Most PET cameras are now coupled with a computerized tomography, or CT, scan to facilitate better tumor/lesion localization by combining the functional imaging of PET with the morphological imaging of CT. Other PET radiopharmaceuticals use different molecular pathways to accumulate in lesions, but the imaging mechanism is the same as for FDG.
F-18 has a half-life of approximately two hours. PET products with F-18 have a useful life that expires after five or six half-lives. After the expiration of these half-lives, the injections containing F-18 lose too much of their radioactive element to be an effective diagnostic in normal doses. Gluscan has a shelf life of approximately ten hours, consistent with other F-18 PET products. As a result of this limitation, the distribution of PET products involves complex logistics. Manufacturing sites for the products must be located within a practical distance from nuclear medicine facilities, such as hospitals, that allows for their delivery to occur within a very limited timeframe of less than ten hours. Because the products include radioactive materials, each customer order must be delivered using dedicated transportation in accordance with local regulations applicable to the handling and transportation of hazardous and/or radioactive materials in each country. The required capital-intensive infrastructure and logistical complexity of distributing PET products in a safe and timely manner create significant barriers to entry into the PET market for potential competitors. At the same time, the PET market is an attractive one for us, as it has enjoyed a double-digit growth rate, according to data from MEDraysintell.

This strong growth has been driven by the increased imaging quality and technological advancement of PET-CT imaging, and has resulted in most diagnostics-related radiopharmaceutical research being concentrated in PET during the past 15 years. We believe there are as many as 42 PET tracers worldwide in different stages of development (from pre-clinical to Phase 3), compared with only 12 tracers in SPECT.
Overview of SPECT Products
The majority of SPECT products have a different manufacturing process and as a result are sold according to a different business model. SPECT products are often sold in what are known as “cold” kits (because they are not radioactive, or “hot”), to be labeled, or fused with, with the radioisotope Tc-99. Tc-99 has a half-life of approximately six hours, but it is extracted by generators that are sold separately to the end-user, thus allowing the Tc-kits to have a longer shelf life.
The Tc-99 generators have a shelf life of one week. We do not sell these generators; in Europe, third parties sell them directly to the MNM departments within particular hospitals and, in the United States, to specialized radiolabeling facilities called radiopharmacies, where they are labeled and distributed into syringes.
Although in the United States hospitals can have departments acting as radiopharmacies, more than 95% of syringes in the United States containing radiolabeled products are prepared through external third-party facilities and delivered daily to hospitals’ and other entities’ MNM departments. By contrast, in Europe, the use of external radiopharmacies is available only in the Netherlands, Spain and the United Kingdom, so the MNM departments in most hospitals or clinics label their SPECT products internally.
Because our SPECT products are all “cold” kits to be labeled with Tc-99 at the end-user’s facilities, they are not subject to delivery-related restrictions such as Dangerous Goods Regulations, which apply to radioactive goods and products.
Therapeutics
MNT is an innovative therapeutic modality that combines two approaches: tumor targeting and radiation. Tumor targeting allows drugs to selectively enter unhealthy cells due to the affinity between the drug and certain receptors expressed by the diseased cells. The few MNT products registered as of June 30, 2014 are anti-cancer drugs. Unlike traditional chemotherapy drugs, which target both cancerous and healthy cells, this approach can enable a more tailored and effective treatment with minimal side effects. Two types of radiation can be emitted by these products: a gamma ray, used to make SPECT images, or a beta particle, an energetic electron that destroys the DNA of the tumor.
The MNT market is projected to be a significant long-term growth driver of the MNM market with an expected average annual growth of 30% between 2013 and 2030, according to MEDraysintell. MNT has the potential to generate high margins as costs for therapeutic products can be reimbursed at a rate of up to 100 times the cost of diagnostic products. Most of the MNT products in development are found at smaller companies. There are currently three notable radiopharmaceutical products in the market:
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  Xofigo®, from Bayer Pharmaceuticals (acquired from Algeta), indicated for the treatment of patients with castration-resistant prostate cancer, symptomatic bone metastases and no known visceral metastatic disease;
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  Zevalin®, from Spectrum Pharmaceuticals, a radiolabeled antibody for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell non-Hodgkin’s lymphoma, including patients with Rituxan refractory follicular NHL; and
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  Bexxar®, from GSK, indicated for the treatment of patients with CD20-positive relapsed or refractory, low grade, follicular, or transformed non-Hodgkin’s lymphoma.

Our Product Candidates in Clinical Development
Our pipeline of emerging MNM product candidates addresses a number of significant unmet diagnostic and medical needs. We describe our lead product candidates and their proposed indications in more detail below.

Lead Therapeutic Candidate — Lutathera
Lutathera is a ready-to-inject solution of a Lu-177-labeled analogue of somatostatin, a hormone that acts as an important regulator of the endocrine system. Somatostatin analogues are synthetic versions of this hormone and have been approved for symptomatic treatment of NETs since 1987. Many radiolabeled analogs have been used in past published studies to treat NETs expressing somatostatin receptors. A radiolabeled analogue is a peptide that carries a radioactive isotope such as Lu-177 within its overall structure. Lutathera has three components:
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  the somatostatin analogue Octreotate (the peptide targeting the NET cells);
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  DOTA, a compound able to combine metals (such as Lu-177) into complexes through a ring structure; and
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  Lu-177, a radioisotope.
Lutathera is the first ever PRRT radiopharmaceutical product candidate to enter European and U.S. Phase 3 trials for the treatment of progressive midgut GEP-NETs. Existing approaches to treatment of progressive midgut GEP-NETs, described below, are associated with serious side effects and low-to-moderate efficacy and there are currently no approved treatments available for progressive midgut GEP-NETs (a subgroup of all GEP-NETs).
Accordingly, we believe that Lutathera addresses a significant unmet medical need. We also believe that Lutathera’s potential to provide imaging data at the same time as it treats progressive midgut GEP-NETs is an advancement towards tailored treatment of patients, as it would allow physicians to monitor each patient’s responsiveness to the therapy throughout the treatment process, should they wish to do so. Lutathera has been approved on a compassionate use and named patient basis in nine European countries not only for the treatment of GEP-NETs, but for all NETs expressing somatostatin receptors (approximately 80% of all NETs).

The Treatment Opportunity
GEP-NETs are a heterogeneous group of tumors originating in the neuroendocrine cells of the gut. Neuroendocrine cells release hormones into the blood in response to signals from nerves. GEP-NETs are the second most common type of gastrointestinal malignancy. It is estimated that approximately two thirds of all NETs are GEP-NETs located in the gastrointestinal tract. The annual incidence rate worldwide (representing the number of new patients diagnosed every year) for GEP-NETs is approximately 2.5 per 100,000 inhabitants according to articles based on data from the National Cancer Institute Surveillance, Epidemiology and End Results. This number is equivalent to an incidence of 20,000 patients per year for the combined populations of the United States and the European Union. The incidence for the combined populations of the United States and the European Union for all NETs is approximately 30,000 patients per year. Midgut GEP-NETs, which are tumors that arise in the gut, make up about 30% of all NETs, or a total of 10,000 patients for the combined populations of the United States and European Union. Since 96% of midgut NETs express somatostatin receptors type 2 (which is the target receptor for our diagnostic and therapeutic radiopharmaceuticals), we estimate that approximately 8,500 patients have SST2 bearing midgut NETs.
Because midgut GEP-NETs are generally slow-growing tumors, the number of existing patients is significantly larger than the yearly incidence number. We estimate the prevalence of midgut NETs today to be approximately 52,000 patients in total in the United States and the European Union. No anti-proliferative treatments are currently available in this indication, meaning that Lutathera has the potential to be used in treatment of a significant number of midgut GEP-NET patients. We believe that in addition to the incidence of midgut NETs increasing, the number of patients diagnosed with midgut NETs is also increasing due to better diagnostic tools and other factors leading to more frequent identification of these tumors in patients.
As a product candidate designed to treat these tumors, Lutathera has received orphan drug designation in the United States and in the European Union from the FDA and the EMA, respectively, for all NETs. In the United States, orphan drugs are defined as drugs that treat diseases or conditions that affect 200,000 or fewer individuals in the country. In the European Union, orphan drugs are defined as drugs that treat diseases or conditions that affect fewer than five out of 10,000 individuals in the European Union.
We believe that there are significant benefits to orphan drug designation, particularly where, as is the case for Lutathera and Somakit, a product candidate has limited patent protection. If EMA marketing authorization and/or FDA approval is granted to an orphan drug, subject to certain exceptions, the drug will be entitled to up to ten years of marketing exclusivity in the European Union and up to seven years of marketing exclusivity in the United States, respectively, with such protection being independent of the patent status of the drug. In addition, if an orphan drug demonstrates compelling results, it may be possible to obtain EMA marketing authorization or FDA approval based on a single pivotal Phase 3 trial, instead of the two pivotal Phase 3 trials generally required for approval by regulatory agencies.
Existing Treatments in NETs
Most patients with NETs do not exhibit symptoms and their tumors are discovered only upon unrelated surgery or exams. Although functioning NETs that produce certain hormones and other chemicals often cause patients to exhibit symptoms, the nonspecific nature of these symptoms can lead to delayed diagnosis. By the time patients with NETs are diagnosed, their cancer has usually metastasized, with regional or distant metastasis observed in approximately 50% of cases. Once they have metastasized, NETs cannot be effectively treated by surgery alone and generally are not curable.
As a result, there is a significant need for non-surgical treatments of metastatic NETs, given that patients with NETs often exhibit cancer symptoms only after the tumors have metastasized and surgery can no longer be an effective solution by itself.
GEP-NETs are typically considered slow-growing tumors and therefore treatments employing standard chemotherapeutic agents (which attack both healthy and malignant cells) have been of limited value in treating inoperable, metastatic GEP-NETs, with historic response rates (partial and complete) of approximately 20% (calculated as the mean value of partial and complete responses), as shown in Table 1 below.

Table 1 below, from a study published by Dr. Dik J. Kwekkeboom in the Journal of Clinical Oncology, summarizes the published efficacy data for treatment of GEP-NET patients under various regimens, including the 310 evaluable GEP-NET patients that were treated with Lutathera between January 2000 and August 2006 in the Erasmus Study. We used two criteria that may permit retrospective comparison of patient populations from different studies: (1) the patient populations must be similar, as is the case below, where the matched subgroup is selected from the Erasmus Study GEP-NET patient population treated with Lutathera and (2) tumor response rates must be measured by CT or magnetic resonance imaging according to standardized criteria and not solely by physical examination, palpation or biochemical markers.
The figures may differ from those reported in other tables within this section that refer to the same Erasmus Study, as those figures were obtained after a separate, retrospective independent data analysis performed in 2011 that analyzed slightly different patient subgroups.
Table 1:   Response to treatments:   Partial (PR)/Complete Response (CR), progression-free survival (PFS) and overall survival (OS) of GEP-NET patients treated with chemotherapy regimens or with Lutathera.

Regimen*	Type of Tumor*	Number of Patients	PR/CR (%)	Median PFS (months)	Median Overall Survival (months)	Study (year)
STZ + DOX	NEP	16	6	N/A	N/A	Cheng (1999)
DAC	Carc	56	16	N/A	20	Bukowski (1994)
DAC	Carc	7	14	N/A	N/A	Ritzel (1995)
FU + IFN-α	Carc/NEP	24	21	8	23	Andreyev (1995)
MIT	Carc/NEP	30	7	N/A	16	Neijt (1995)
PAC	Carc/NEP	24	4	3	18	Ansell (2001)
STZ + FU + DOX	NEP	84	39	18	37	Kouvaraki (2004)
DOX + FU	Carc	85	13	5	16	Sun (2005)
STZ + FU	Carc	78	15	5	24	Sun (2005)
IRI + FU	Carc/NEP	20	5	5	15	Ducreux (2006)
OXA + CAP	Well-diff NET	27	30	N/A	40	Bajetta (2007)
Lutate (Lutathera)	Carc/NEP	310	30	32	46	Kwekkeboom (2008)

*
  STZ, Streptozocin; DOX, Doxorubicin; DAC, Dacarbazine; FU, 5-Fluorouracil; IFN-α Interferon-α; MIT, Mitoxantron; PAC, Paclitaxel; IRI, Irinotecan; OXA, Oxaliplatin; CAP, Capecitabine; Lutate, Lu-177 Dotatate; Carc, carcinoids; NEP, neuroendocrine pancreatic tumors (Kwekkeboom et al., 2008).
As shown in Table 1 above, tumor response rates, PFS and overall survival, or OS, time data for Lutathera generally compared favorably to other chemotherapeutic drugs.
Within the field of GEP-NET treatment, somatostatin analogues such as Sandostatin, from Novartis, are used to control certain clinical syndromes (collectively referred to as carcinoid syndrome) such as severe diarrhea and flushing episodes associated with metastatic carcinoid tumors. Most GEP-NETs overexpress somatostatin receptors, which are protein receptors within human cells that sense molecules outside of the cell and activate cellular responses to somatostatin, a short-lasting endogenous hormone. Somatostatin is an important regulator of the endocrine system, and somatostatin analogues mimic its activity with more potent inhibition of growth hormone, glucagon and insulin, which are often produced by carcinoid tumors. The presence of the outsized number of these somatostatin receptors in GEP-NET cancer cells provides a specific target for nuclear medicine. In 2013, Novartis reported US$825.0 million of sales of Sandostatin®, its somatostatin analogue treatment for carcinoid syndrome. However, treatment of carcinoid syndrome is distinct from treating metastatic GEP-NETs themselves. There are currently no approved drugs that are indicated for the treatment of progressive midgut NETs.

In the treatment of pNETs, chemotherapeutic agents have become the standard of care. Response rates vary according to tumor aggressiveness but are estimated to be between approximately 30% and 50%. Two targeted therapies have been approved for the treatment of progressive non-functioning pNETs, with limited PFS:
•
  Afinitor® (everolimus), a mammalian target of the rapamycin (mTOR) inhibitor, was approved by the FDA for the treatment of adult patients with pNETs with unresectable, locally advanced or metastatic disease on the basis of PFS of 11 months observed in Phase 3 trials. Afinitor® is also approved for the treatment of other cancer indications such as HER2-negative breast cancer and renal cell carcinoma. In 2013, Novartis reported €1.0 billion (US$1.3 billion) of sales of Afinitor® in all of its five approved indications. Treatment with Afinitor® may cause severe skin and gastrointestinal disorders, kidney and liver toxicity and bone marrow damage.
•
  Sutent® (sunitinib), a multi-targeted receptor tyrosine kinase inhibitor, or RTK, was approved by the FDA and the EMA for the treatment of unresectable or metastatic, well-differentiated pNETs with disease progression in adults on the basis of PFS of 11.4 months observed in Phase 3 trials. Sutent® is also approved for the treatment of gastrointestinal stromal tumors and metastatic renal cell carcinoma. In 2013, Pfizer reported €870.9 million (US$1.2 billion) of sales of Sutent® in all of its indications. Treatment with Sutent® may cause severe side effects such as renal failure, heart failure, gastrointestinal disorders, hemorrhages and hematological disorders (e.g., neutropenia, thrombocytopenia, and anemia), which are among its most common adverse drug reactions.
Our Solution: Lutathera
In light of the current limited options and effectiveness for treatment of NETs overall and the lack of treatments for progressive midgut NETs specifically, we believe Lutathera can meet a significant medical need by potentially improving patient outcomes in the treatment of progressive midgut GEP-NETs, as well as other somatostatin-receptor-positive tumors. We acquired the rights to Lutathera, which was initially developed by BioSynthema under an exclusive worldwide license from Mallinckrodt, as part of our 2010 acquisition of BioSynthema and have reworked it into its current formulation. Lutathera treats certain NETs by selectively binding to SSTR2 receptors that are overexpressed in those NET cells. Lutathera then destroys NET cells in a targeted fashion by delivering a local emission of high-energy electrons. Because Lutathera also emits gamma radiation, we believe it will also function as a disease management tool, as the gamma radiation it emits can be captured with a SPECT camera. We believe this diagnostic potential will allow the treating physician to monitor the efficacy of the treatment concurrently with its administration to the patient, should the physician wish to do so.
Phase 2 Study
Lutathera generated positive safety and efficacy data for the 615 patients in the Phase 2 Erasmus Study conducted between January 2000 and March 2007. Clinical data collected over this period were retrospectively reviewed by an independent clinical research organization. The results of the review indicated that Lutathera prolongs PFS and OS as compared to the treatments listed in Table 1 above, while improving patients’ self-assessed quality of life. Both acute and late adverse events after treatment with Lutathera were generally milder for these patients than other treatments to which Lutathera was compared (i.e., the treatments listed in Table 1 above). This favorable safety profile was also supported by the retrospective analyses performed on all 615 patients included in the Phase 2 study.
Due to the lack of available treatment for the NET family of tumors, the 615 patients included in the Phase 2 study are a mixed population in terms of tumor type. All such patients were included in the safety evaluation performed at the completion of the study. A retrospective efficacy evaluation was performed on certain of the 404 patients diagnosed with GEP-NET tumors. From this group of 404 patients, 265 patients with GEP-NETs met specific evaluation criteria for tumor type and severity and were included in the retrospective efficacy analysis. These 265 selected patients were those who had received at least one treatment with Lutathera and had at least one valid primary efficacy variable measurement after their entry into the Phase 2 study to measure the effects of Lutathera. The patients all had GEP-NETs, including foregut and hindgut carcinoid tumors, and an Octreoscan tumor uptake score of ≥ 2 in order to confirm adequate tumor uptake by target tumoral lesions expressing somatostatin 2 receptor uptake.

Subgroup analyses of tumor response and PFS have been performed on various subgroups (specified in the retrospective overall analysis) with different tumor types, the results of which are described below. The results for objective tumor response (combining complete response, or CR, partial response, or PR, and minor response, or MR) to treatment with Lutathera according to standardized criteria are summarized in Table 2 below:
Table 2:   Objective tumor Response (CR, PR and MR) to Lutathera by main tumor types according to standardized criteria of the Southwest Oncology Group, or SWOG.

Tumor Type	Total number of patients	Objective Responses (CR+PR+MR)	Not Evaluable (NE)	95% Confidence Interval (CI) (referring to patients showing objective response)
		(% of subpopulation shown in parentheses)		Lower	Upper
Bronchial Carcinoid	15	8 (53.3)%	2 (13.3)%	26.59%	78.73%
Carcinoids	212	116 (54.7)%	18 (8.5)%	47.75%	61.55%
Gastrinoma	15	13 (86.7)%	0 (0.0)%	59.54%	98.34%
Insulinoma	7	5 (71.4)%	1 (14.3)%	29.04%	96.33%
NET	43	25 (58.1)%	3 (7.0)%	42.13%	72.99%
NET Pancreas	103	67 (65.1)%	7 (6.8)%	55.02%	74.18%
Other	9	6 (66.7)	2 (22.2)%	29.93%	92.51%

Bronchial carcinoid, carcinoid and NET patients reported the lowest objective response, at 53.3%, 54.7% and 58.1%, respectively. Gastrinoma patients reported the highest objective response of 86.7%, although this response rate was derived from a limited number of patients (15 patients).
PFS rates are shown in Table 3 below. The overall median PFS was 904 days (29.6 months) with a 95% CI of 812 – 994 days (26.6 – 32.6 months). Patients with carcinoid tumors had median PFS of 1034 days (33.9 months) with a 95% CI of 892 – 1323 days (29.2 – 43.4 months). The lowest median PFS estimates were reported for NET, insulinoma and gastrinoma patients, at 595 days (19.5 months), 665 days (21.8 months) and 681 days (22.3 months), respectively.
Table 3:   Summary statistics of median PFS (number of days/months) by tumor type/overall

Tumor Type	Number of Patients Evaluated	Progression Free Survival and 95% CI
		Median Days (Months)	Lower Days (Months)	Upper Days (Months)
Overall	265	904 (29.6)	812 (26.6)	994 (32.6)
Bronchus	11	904 (29.6)	578 (19.0)	1103 (36.2)
Carcinoid	135	1034 (33.9)	892 (29.2)	1323 (43.4)
Gastrinoma	10	681 (22.3)	453 (14.9)	1274 (41.8)
Insulinoma	5	665 (21.8)	438 (14.4)	—
NET	32	595 (19.5)	416 (13.6)	708 (23.2)
NET- Pancreas	65	916 (30.0)	767 (25.1)	1096 (35.9)
Other	7	561 (18.4)	402 (13.2)	994 (26.6)

A subset of 51 patients diagnosed with midgut progressive GEP-NETs (the same indication that is being evaluated in our Phase 3 trial for Lutathera) was further evaluated for PFS and tumor response. Within this retrospective analysis, we only included patients with the same diagnosis that would qualify them for enrollment in the current Phase 3 trial for Lutathera. Two different standardized criteria were used for this analysis: the Southwest Oncology Group, or SWOG, criteria, a standard evaluation method based on tumor dimension, and the Response Evaluation Criteria in Solid Tumors, or RECIST, criteria, which is the most widely accepted current standard. The median PFS of these subjects was:
•
  1375 days (45 months) 95% CI 678 – 1732 days (22 – 57 months) according to RECIST criteria; and
•
  1174 days (39 months) 95% CI 560 – 1732 days (18 – 57 months) according to SWOG criteria.
The findings of the Phase 2 study indicated that there is a substantial anti-tumor effect in GEP-NET patients treated with Lutathera, which resulted in a significant improvement in clinical end-point responses (time to progression, PFS, and OS) as compared to the responses reported in the literature for GEP-NET patients treated with the current standard of care, Sandostatin®. Furthermore, the treatment with a cumulative administered dose of 29.6 GBq (GBq refers to a gigabecquerel, a unit of radiation measurement) of Lutathera was shown to be safe relative to other therapies.
The sum of Minor, Partial and Complete responses, according to SWOG criteria, comprised 33.3% of patients with a 95% CI (20.76% – 47.92%). These results are consistent with a publication of the Erasmus Medical Center Group (Kwekkeboom et al., 2008), which indicated that therapy with Lutathera leads to tumor reduction and prolonged PFS.
All 615 Erasmus Study subjects were included in the safety analyses of the independent data review, which included all subjects who entered the trial and received at least one dose of trial medication. Few acute adverse effects occurred within 24 hours after the administration of the radiopharmaceutical and included nausea, vomiting and abdominal discomfort or pain. Of the study’s total subjects, 13% experienced one or more severe events potentially related to the Lutathera. Three patients presented with serious liver toxicity, two patients had diffused liver metastases and one had liver fibrosis. None of these findings were definitively related to treatment. There were two cases of renal insufficiency with a suspected relationship with Lutathera, but this relationship was not confirmed. Finally, evidence of toxicity to bone marrow was observed in between 1% and 3% of the patients in the study. An accurate assessment of this potential side effect has not yet been performed and we do not believe that such an assessment will be performed until after the conclusion of Lutathera’s Phase 3 clinical trial.
The safety profile of Lutathera was supported by both by serum and urine analyses performed during the study. The evaluation of the dosimetry data collected on all treated patients indicated that there was no correlation between creatinine clearance loss per year (as indicator of kidney function) and the administration of Lutathera. Transient hematological toxicity was experienced by 12.8% of the total patient population with leucopoenia, anemia, thrombocytopenia or pancytopenia in 3% to 8% of the cases. Myelodysplastic Syndrome, or MDS, suspected to be related to Lutathera occurred in five patients. The MDS was diagnosed one to three years after treatment. Acute leukemia was reported for two patients; one patient received prior chemotherapy and one patient received external beam radiation for breast cancer seven years before therapy with Lutathera. Both acute and late adverse events after Lutathera treatment may be milder than other therapies. The fact that these patients, before being treated with Lutathera, had usually undergone various chemotherapies and/or radiotherapies makes the correlation between the adverse effects observed and Lutathera treatment difficult to establish. The evaluation of both acute and late adverse events of Lutathera in comparison with literature data supports a favorable safety profile of the treatment. The side effects of Lutathera treatment are generally milder than those induced by other anti-tumor agents.
Phase 3 Trial
Based on the results of the Phase 2 trial, we are currently conducting the NETTER-1 Phase 3 clinical trial for Lutathera, which we commenced in September 2012. The Phase 3 trial is a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of Lutathera (using total cumulative administered radioactivity of 29.6 GBq) combined with Sandostatin® LAR 30 mg intramuscular injections compared to Sandostatin® LAR 60 mg intramuscular injections (referred to by its generic name, Octreotide LAR, in the table below). We are administering Lutathera (referred to by its chemical formulation, 177Lu-DOTA0-Tyr3-Octreotate, in the chart below) every eight weeks to patients with inoperable, progressive, somatostatin-receptor-positive, midgut GEP-NETs. The structure of the trial is represented below:

The trial is expected to involve a total of 230 randomized patients across 36 European sites and 15 American sites, each of whom will be assigned to open-label treatment. The primary endpoint of the trial is the assessment of PFS, with additional endpoints assessing objective response rate, overall survival, time to tumor progression, safety and quality of life. A dosimetry, pharmacokinetics and electrocardiography assessment will also be conducted in a subset of 20 patients at selected sites to provide a more complete assessment of the safety profile of Lutathera. As of June 30, 2014, 152 patients have been randomized, or assigned in an equal ratio to the treatment and control groups in the study.
Primary analyses of study data will be performed when 74 primary events (defined as disease progression within a patient) are reached, which we believe will occur by the end of 2015.
The sample size of primary events was calculated based on the following assumptions:
•
  Median PFS for control group (Sandostatin® LAR 60 mg):   14 months;
•
  Median PFS for Lutathera group:   30 months;
•
  Nominal Power:   90%; and
•
  Alpha:   0.05
If data from the Phase 3 trial are positive, we intend to seek market authorization for Lutathera from the EMA and FDA approval for Lutathera in the United States in the first half of 2016. The long-term follow-up for patients treated with Lutathera would continue after any such approval and would include checking OS, long-term toxicity to critical organs such as bone marrow and the kidneys, hematology, biochemistry and urine analyses, every six months for five years after the end of the study.
Other Studies Involving Lutathera
Lutathera is also being studied in three ongoing investigator-sponsored studies in a total of 202 patients to explore its potential use in additional indications. We believe there are several indications, including different somatostatin-receptor-positive tumor types such as pNETs, glioblastomas and medulloblastomas, with significant unmet medical needs for which Lutathera may have future applications.
Based on the favorable safety and efficacy profile observed in previous clinical studies, Lutathera was also made available for compassionate use and on a named patient basis to treatment programs in Austria, Estonia, Finland, France, Greece, Portugal, Spain, Switzerland and the United Kingdom. As of June 30, 2014 we provided 1,126 doses of Lutathera to these programs in 36 centers, of which eight are currently participating in Lutathera’s Phase 3 trial.

In addition, Lutathera is the only Phase 3 therapeutic candidate utilizing PRRT, which has been incorporated into the treatment guidelines for GEP-NETs published by ENETS since 2009. As a consequence of its inclusion into the ENETS guidelines, in 2010 the European Society for Medical Oncology included Lutathera in its therapeutic algorithm, suggesting the use of Lutathera in the event that existing approaches or registered products were ineffective:
Lead PET Product Candidate — Somakit
Somakit is a novel, patent-pending, sterile and easy-to-use lyophilized reconstitution kit that we have developed for the direct Gallium-68, or Ga-68, labeling of somatostatin analogue peptides (Dotatate and Dotatoc) for the localization of primary and/or metastatic lesions of GEP-NETs. As a product candidate designed to initially diagnose the presence of GEP-NETs, we believe that Somakit is a promising companion diagnostic agent for Lutathera, with which it shares similar chemical features.
Ga-68 is a PET isotope with an approximately one-hour half-life that is produced by a Germanium-Gallium generator. A number of products are being developed with Gallium by other companies, most often by labeling, or combining the isotope with, small peptides that are manufactured using a fully-equipped laboratory (which, due to the inclusion of a radioactive isotope, must be cGMP-compliant) and the extensive quality controls of a full pharmaceutical facility. In contrast to this more burdensome process, we believe that Somakit enables a standardized Ga-68 labeling procedure based on direct reconstitution of a pre-formulated cGMP kit. We believe this approach has the ability to follow the same business model as that of SPECT products, since Somakit is a “cold” kit that is labeled with Ga-68 at the end-user’s facilities. As a result, Somakit is not subject to delivery-related restrictions such as Dangerous Goods Regulations and onerous process and quality control requirements for the customer. The shelf life of Somakit is currently a year or more since it is not labeled with Ga-68 until after it arrives at the customer’s or end-user’s radiolabeling facilities.
We believe that there is significant promise for the use of Somakit for the diagnosis of GEP-NETs. Somakit’s radioactive Ga-68 Dotatate and Ga-68 Dotatoc peptides have a strong affinity for SSTR2, which the majority of GEP-NETs overexpress. As a result, these peptides bind to SSTR2 receptors in GEP-NETs and allow imaging of GEP-NETs by emitting localized radiation that PET cameras can detect and translate into diagnostic images. In addition, we believe Somakit will provide gains in efficiency for hospitals and other customers. Ga-68 Dotatate can be prepared using our kit, for which we have a patent pending, which would be reconstituted in hospital radiopharmacies without the use of a radiochemistry module, thus making the product available to all hospitals, even those that do not have a fully equipped cGMP-compliant radiopharmacy unit. This feature would limit the need for expensive equipment and procedures such as synthetic modules and high-performance liquid chromatography, and could lead to a reduced number of confirmatory local quality control tests since all specification tests would be performed on Somakit at the manufacturing facility before it is delivered to the end-user. Additionally, we believe that Somakit may improve on existing exams by potentially reducing the diagnostic exam duration from 24 hours (for existing procedures) to two hours.
In March 2014, we received orphan drug designation for Ga-68 Dotatate from both the FDA and the EMA for its use as a diagnostic agent for GEP-NETs. We anticipate that our next stage of Somakit’s development will involve consultation with the EMA and FDA on clinical development programs, with a goal of seeking EMA market authorization and FDA approval in 2017. We had a pre-investigational new drug, or IND, meeting with the FDA on July 2, 2014 and submitted our minutes to the FDA for review on July 9, 2014.
Lead SPECT Product Candidate — Annexin V-128
Annexin V-128, which is labeled with Technetium-99m (Tc-99m), is a SPECT radiopharmaceutical product candidate that aims to detect early cell stress and apoptosis to assess programmed cell death in many pathological conditions, including rheumatoid arthritis. Annexin V-128 was developed by Atreus in Canada through an exclusive worldwide license from a third party. We own a 50.1% interest in Atreus and have an exclusive option to sublicense rights to Annexin V-128 for marketing and distribution in the territories of the European Union. We are responsible for conducting pivotal studies and for regulatory approval in the European Union. We have an option to acquire a further interest in Atreus upon completion of our first clinical trials.

Based on the results of previous trials, including multiple published human trials using other forms of Annexin and published in peer-reviewed international scientific journals, we believe that there is significant promise in the use of Annexin V-128 for the imaging of cellular apoptosis and necrosis. Cellular apoptosis and necrosis are associated with a variety of debilitating or fatal medical conditions including rheumatoid arthritis, Crohn’s disease, Alzheimer’s disease, myocarditis, cardiac transplant rejection, acute myocardial infarction and unstable atherosclerotic carotid artery disease. In addition, we believe Annexin V-128 could be effective in evaluating patient responses to treatment for lymphoma and lung cancer. We also believe we may be able to overcome difficulties that have hampered the development of other forms of Annexin, including manufacturing issues, such as difficulties in lyophilization of the product and limitations related to the biodistribution of the agent due to challenges in targeting its uptake to specific organs (which interferes with the detection of apoptosis in the targeted area). Drawing on our R&D expertise and manufacturing know-how, we believe we have met some of these challenges by developing and manufacturing a single-vial lyophilized kit with an extended shelf life and reduced cost of manufacture, and an improved formulation with better biodistribution in animal and human testing compared to other forms of Annexin due to the specific properties of Annexin-V-128.
Other forms of Annexin have been widely-used in sponsored trials (e.g., previous trials sponsored by the Theseus Corporation) and non-sponsored, or spontaneous, trials, having been studied extensively in both animals and humans. These compounds were based on a previous version of Annexin that was not optimized in terms of formulation or technical performance based upon preclinical and clinical studies of Annexin. We have developed Annexin V-128 in a new recombinant form that allows direct Tc-99m labeling and possesses what we believe are favorable characteristics for commercialization and imaging performance. We are currently conducting two clinical trials for Annexin V-128. First, we are performing a Phase 1 trial to assess its safety, tolerability, biodistribution and dosimetry in Canada at the Ottawa Heart Institute. Second, we are conducting a Phase 1/2 clinical trial at Centre Hospitalier Universitaire Vaudois in Lausanne, Switzerland designed to assess its safety, tolerability biodistribution and dosimetry, as well as the ability of Annexin V-128 to evaluate the presence of lesions before and after drug treatment in patients with rheumatoid arthritis or ankylosing spondylitis. We anticipate that our next stage of Annexin V-128’s development will be the successful completion of these trials, with the goal of beginning Phase 3 trials in 2016.
Our Research and Development Efforts
Our R&D team is committed to the development of new product candidates. With more than 10% of our employees in R&D and significant expertise located in both Europe and the United States, this team has implemented a strategy with five integrated prongs:
•
  identification of new diagnostic and therapeutic candidates to address unmet medical needs;
•
  support of existing therapeutic product areas with external strategic collaborations;
•
  development of innovative formulations for both reconstituted kits and ready-to-inject solutions;
•
  early identification of promising candidate molecules through the integration of radiochemistry, pharmacology, dosimetry, and Proof of Concept (PoC) in humans; and
•
  pursuit of an approach for unmet medical needs that combines diagnostic and therapeutic aspects.
We believe that in-depth imaging expertise is key to the development of innovative imaging technologies and product candidates. We have accordingly established a multi-imaging solution platform, Ephoran Multi Imaging Solutions, to cover imaging techniques ranging from those techniques used extensively in pre-clinical settings and in clinics (e.g., MRI, PET, CT, SPECT, US) to optical imaging (OI, visible light and near-infra-red). We believe this platform can also be used to partner with external companies to improve and accelerate their product development. In addition, we believe our platform is uniquely positioned in pre-clinical and clinical imaging, allowing for serial/longitudinal imaging experiments during pharmacology and toxicology animal studies, and it is closely connected to and works with the Centre of Excellence in Pre-Clinical Imaging at the University of Turin.

The R&D group assumes leadership of our efforts in the identification and development of promising new candidates that target orphan diseases and unmet medical needs in the field of oncology, cardiology, neurology and inflammation. By integrating diagnostics and therapy, we work towards targeted and personalized medicine that tailors treatments to individual patient needs. Through our R&D senior management group we direct the overall strategy for developing our pipeline of product candidates while strictly adhering to international radiopharmaceutical regulations and guidelines. The R&D management group has significant expertise and know-how across the entire product development chain and is supported by experienced staff in radiochemistry, pharmaceutical, preclinical and clinical development. In addition, we maintain continuous interactions with the healthcare field through hospitals, universities and research centers of excellence as a part of our strategy to foster a robust R&D pipeline.
Our Commercial Products
The table below summarizes our principal PET and SPECT products:

Product	Description	Applications	Marketing Authorizations
Gluscan/Gluscan 500/ Barnascan	Our brand names for FDG (concentration = 600MBq*/ml and 500MBq*/ml at calibration time for Gluscan and Gluscan 500, respectively; 3,000MBq*/ml for Barnascan at calibration time)	PET tracer for oncology, cardiology, neurology and infectious/inflammatory diseases	Gluscan: Belgium, France, Italy, Luxembourg, Switzerland Gluscan 500: France, Germany, Poland, Portugal, Spain Barnascan: Spain
IASOflu	Our licensed brand name for Sodium Fluoride-18	PET tracer used as a bone imaging agent in defining areas of altered osteogenic activity	Belgium, France, Germany, Italy, Luxembourg, Poland
IASOdopa	Our licensed brand name for 6-fluoro-(18F)-L-DOPA, a DOPA analogue	PET tracer for diagnostic use, with key applications in neurology and oncology	France, Germany, Italy
IASOcholine	Our licensed brand name for 18F-choline (FCH)	PET tracer for detecting metastasis of prostate cancer and hepatocellular carcinoma (liver cancer)	Belgium, France, Germany, Italy, Luxembourg, Poland
MIBITEC/Adamibi	Our brand names for a generic version of a widely-used SPECT cardiac imaging agent	SPECT tracer for myocardial exploration, localization of parathyroid tissue and breast cancer diagnosis	MIBITEC: Austria, France, Germany, Luxembourg, Poland, Slovenia Adamibi: Greece, Italy
Leukokit	Medical device for the separation and labeling of autologous leukocytes	Identifies sites of infection or inflammation in the body	CE mark: can be commercialized throughout Europe

Leading PET Product — Gluscan
Gluscan, which includes Gluscan 500 and Barnascan, is our leading PET product. Its active ingredient is FDG, the most widely used PET tracer. Gluscan contains a radioactive marker that enables the detection of a number of conditions in oncology, neurology, cardiology and inflammatory and infectious disease. We have marketing authorizations for Gluscan in Belgium, France, Germany, Italy, Luxembourg, Poland, Portugal, Spain and Switzerland.
We manufacture and organize distribution for Gluscan from our production sites in France, Italy, Portugal and Spain. Gluscan addresses a growing market in Europe and is currently our top-selling product, accounting for approximately 80% of the sales from our PET portfolio and 51.6% of total sales for the year ended December 31, 2013. We are a leading supplier of FDG in Europe, and develop, manufacture and distribute our FDG products in an integrated fashion through our operating facilities, enabling reliable production, service and delivery to nuclear medicine end-users.
Because the market for PET products is growing and is expected to continue to grow, we expect to increase our capacity to produce Gluscan to meet potentially increasing demand and to address new geographical markets. We recently began operating a site in Marseille, France that produced its first doses of Gluscan in May 2014, and we have added another two production sites for Gluscan in Bonn, Germany and in Warsaw, Poland that became operational in July 2014.
Other PET Products
We also manufacture and market IASOflu, which images bone metastases; IASOdopa, which can help diagnose Parkinson’s disease and tumors in certain indications; and IASOcholine, which can help diagnose prostate cancer. Each of these products is under an exclusive license from IASON, an Austrian manufacturer of F-18 products. We manufacture these three F-18 molecules at production sites in France and/or Italy. Our license agreement with IASON covers France, Spain, Belgium, Luxembourg, the Netherlands and parts of Switzerland and Italy. This license agreement is further described under “— Licensing — IASON Know-How and Trademark License Agreement.”
We have developed our own F-18 DOPA product candidate, NEURODOPA, which is currently being submitted for regulatory approval in Spain.
We intend to reinforce our strong position in the growing PET market in Europe by adding to our portfolio of PET products and extending our geographical coverage through both internal growth and selective acquisitions.
SPECT Products
MIBITEC and Adamibi
MIBITEC and Adamibi are our brand names for a generic version of a widely-used SPECT cardiac imaging agent, Tetrakis (2-methoxyisobutyl isonitrile) copper (I) tetrafluoroborate. They are approved for myocardial exploration, localization of parathyroid tissue and breast cancer diagnosis. MIBITEC was first launched in France in late 2010 and its marketing authorization has been extended to Austria, Germany, Poland, Luxembourg and Slovenia. We also market it in Greece and Italy under the name Adamibi. We intend to expand our sales of MIBITEC and Adamibi by selling them in new markets and are currently seeking marketing authorizations for MIBITEC and Adamibi in other European countries.
Leukokit
Leukokit is a registered single-use medical device that contains all the necessary materials (with the exception of the radiopharmaceutical agent) to carry out separation and labeling of autologous leukocytes. The resulting labelled leukocytes are administered to patients to identify sites of infection or inflammation in the body. The use of Leukokit simplifies the procedure for identifying such sites and improves the operator’s safety and the microbiological quality of the labeled cell preparation. Its use only requires a bench centrifuge, basic equipment often present in laboratories, enabling radiolabeling without expensive equipment. Leukokit meets the essential requirements of all relevant European Medical Device Directives and carries the CE-mark, a legal requirement permitting the marketing of a medical device throughout the European Union.
Strategic Relationships
We manufacture several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. These contract manufacturing agreements enable us to optimize our production capacity and leverage our core strengths in the manufacture of radiopharmaceuticals and our experience in organizing their distribution. These two new relationships demonstrate that our expertise and the strength of our production network position us as a key MNM player in Europe, and we intend to build on these relationships to explore additional opportunities with these partners. We also intend to seek new partners in the pharmaceutical industry.
We also work with Bracco to advance Cardiogen, an existing product in the Bracco portfolio that is already approved in the U.S. market, through the trials and regulatory approvals required to commercialize Cardiogen in new markets in Europe.
Marshall Isotopes Enriched Water
We acquired Marshall Isotopes Ltd., or Marshall, as part of a cost control and vertical integration strategy, since Marshall was one of only seven suppliers of enriched water — an essential component in the production of radiopharmaceuticals — in the world. We have recently increased the capacity of Marshall’s enriched water production facilities to 150 kilograms as of June 1, 2014, from 90 kilograms in June 2011 when we first acquired the company. This capacity expansion was achieved through an investment program of €1.2 million (US$1.7 million) by building two new lines of production. We sell all excess production that we do not require for our own radiopharmaceutical production pursuant to short-term and long-term contracts in Australia, Canada, China, Hong Kong, Japan, New Zealand, Singapore, South Korea, the United States and several EU countries. We expect to continue to sell excess enriched water in the future.
Manufacturing and Commercialization
We have developed a pan-European manufacturing network with 16 production and R&D facilities. Our sales and distribution network is based in eight countries and reaches markets in 19 countries. We have a total of 23 production and R&D sites and office locations (we house two of our entities at the same offices in Geneva, Switzerland), in 11 countries.

Location	Offices Only	PET Production	SPECT Production	Enriched Water Production	R&D
Saint-Genis-Pouilly, France (Headquarters)		x			x
Troyes, France		x
Béthune, France		x
Nantes, France					x
St. Cloud, Paris, France		x			x
Marseille, France		x			x
Colleretto Giacosa, Italy		x			x
Saluggia, Italy (Gipharma)			x		x
Meldola, Italy		x			x
Pozzilli, Italy		x
Almuna de Dona Godina, Spain		x
Barcelona, Spain (Barnatron)		x			x
Barcelona, Spain (Cadisa)			x

Location	Offices Only	PET Production	SPECT Production	Enriched Water Production	R&D
Madrid, Spain	x
Porto, Portugal		x
Lisboa, Portugal	x
Geneva, Switzerland (AAA Switzerland/AAA International)	x
Bonn, Germany		x
Warsaw, Poland		x
Beer Tuvia, Israel (Marshall Isotopes)				x
Chilcompton, United Kingdom (IEL)	x
New York, USA	x
Ottawa, Canada (Atreus)	x

We believe that all of our laboratories operate according to cGMP in accordance with European regulations. In addition, two of our Italian plants, in the Ivrea and Meldola areas, have obtained approval from AIFA to produce Lutathera, qualifying them as the first industrial pharmaceutical laboratories in the world to receive approval from a central authority to produce an injectable nuclear molecular therapeutic product. These two laboratories are expected to be our main Lutathera production sites for all of Europe. Our other production sites develop, manufacture and/or sell our other existing products and product candidates.
Our production and R&D resources represent what we believe to be one of our key competitive strengths, as they allow us to develop, manufacture and sell therapeutic and diagnostic products in all significant European markets while positioning us as a licensing and manufacturer partner for companies such as GE Healthcare and Eli Lilly that require qualified manufacturers for their existing and new PET products. Our manufacturing footprint is scalable. We currently manufacture Lutathera at two facilities in Italy where we have the capacity to produce commercial-scale supplies of Lutathera. In order to support the commercial launch of Lutathera and to simplify our manufacturing logistics, we intend to build an additional site at a cost of at least €5 million (US$6.9 million) or acquire a site at a potentially higher cost, which would be negotiated with any prospective seller, to produce Lutathera in the United States. We intend to commercialize Lutathera with our own sales force in France, Germany, Italy, Spain, the United Kingdom and the United States, and with selected partners in other countries.
Our Competition
We are engaged in sectors of the radiopharmaceutical and pharmaceutical industry that are competitive and rapidly changing. Large pharmaceutical, specialty pharmaceutical, radiopharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are commercializing or pursuing the development of products that aim to diagnose and treat serious conditions affecting patients. The diagnostic and therapeutic products and product candidates that they develop and/or produce may target the same conditions and cancers our products and product candidates aim to diagnose and/or treat. Our products face competition in the field of MNM and we expect our product candidates, if approved, to face significant and increasing competition as new products enter the MNM market from competitors that have been or will be able to overcome the MNM market’s barriers to entry, and as advanced technologies become available.
Our product candidates are expected to face competition based on their safety and effectiveness, the timing and scope of regulatory approvals, the availability and cost of supply, our marketing, sales and service capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining regulatory approval for products or gaining acceptance for the same markets that we are targeting. If one or more of our competitors is “first to market” with a product that competes with one of our product candidates, such as Lutathera or Somakit, our competitive position could be compromised because it may be more difficult for us to obtain marketing approval for that product candidate and/or successfully market that product candidate as a second product to market, in particular because we will not benefit from orphan drug market protections.
PET
Because PET products have a short shelf life of approximately ten hours, our competition is limited to companies and organizations with manufacturing infrastructure located within a distance that allows for rapid delivery to nuclear medicine facilities. We face competition in the field of PET from other manufacturers of PET products, principally IBA Molecular, which specializes in radiation therapy and diagnostics and operates throughout the world with over 50 locations in the United States, Europe and Asia. We also face competition from larger healthcare companies, such as GE Healthcare, which have varying degrees of investment in PET but whose products and sales comprise a significant proportion of the MNM market. In addition, we face competition from local companies and university hospitals that operate within specific geographic areas. While these competitors may have more limited manufacturing infrastructure than we do, they may have greater experience or a more established reputation in these areas than we do.
SPECT
We face competition in the field of SPECT from a greater number of SPECT manufacturers than we do in PET, given the more established and widespread use of SPECT imaging. Our competitors include both large healthcare companies such as GE Healthcare and IBA Molecular, and smaller diagnostic imaging companies.
Therapeutics
Our lead therapeutic candidate, Lutathera, is the first ever radiopharmaceutical product candidate to enter European and U.S. Phase 3 clinical trials for the treatment of progressive midgut GEP-NETs. However, Lutathera faces competition from existing cancer treatments, including standard chemotherapy treatments that are not approved for the midgut GEP-NET indication. Competing drugs that target the same or similar NETs and GEP-NETs targeted by Lutathera (though they are not approved for the same indication as Lutathera) include Sandostatin® and Afinitor®, both from Novartis, and Sutent® from Pfizer.
We may also face competition in NET treatment from conventional oncology therapies and existing approaches, such as cytotoxic therapy and molecular targeted therapy from established healthcare and pharmaceutical companies, such as Novartis (Sandostatin LAR®, Afinitor®), Pfizer (Sutent®), Roche (Avastin®, Octreolin®) and Lexicon (LX1032®). We will compete with such companies both in terms of efficacy and on the basis of price. While we believe our therapeutic approaches have significant advantages compared to conventional approaches, we may still face competition from conventional approaches for reasons of cost or familiarity of hospitals and doctors with existing treatments. However, if approved, we believe that Lutathera would be the first product indicated for the treatment of progressive midgut GEP-NETs where existing symptomatic treatments fail to halt patient progression.
Licensing
We have entered into various licensing agreements related to certain of our products and product candidates. We summarize the principal licensing agreements below.
Somatostatin Analogue License Agreement
In June 2007, we entered into the Somatostatin Analogue License Agreement, pursuant to which we received a worldwide, irrevocable, non-exclusive license to develop, make, use, sell and distribute certain products related to patents pertaining to labeled somatostatin analogues. We may sublicense our rights under the agreement, subject to the counterparty’s right to disapprove and block a proposed sublicense.
Financial Terms
We are obligated to pay a low single-digit royalty on net sales of Lutathera for the longer of (i) the period that the use or sale of Lutathera is covered by a valid patent licensed under the agreement, or (ii) ten years from first commercial sale, in each case on a country-by-country basis.

Supply Obligations
In the event that Lutathera is approved for patient use by Erasmus, we are required to supply Lutathera for all of Erasmus’ product needs at the best price at which the product is sold in the European Union.
Term and Termination
The agreement, unless terminated earlier by either party, will remain in effect on a country-by-country basis until our payment obligations expire for each applicable country. The agreement provides that either party may terminate the agreement if the other party willfully breaches the agreement and does not cure such breach within 90 days, or such additional time as may be reasonably necessary to rectify the breach, after receiving written notice of such breach. Additionally, only if required by law, either party may terminate the agreement in the event of the other party’s insolvency, bankruptcy or related events or proceedings.
Mallinckrodt License Agreement
We are party to a license agreement with Mallinckrodt under which we have an exclusive, worldwide license (with the right to sublicense) to patents owned by Mallinckrodt to develop, manufacture and commercialize a Lu-177 radiolabeled somatostatin peptide analogue compound and certain related products for radio-therapeutic and dosimetric use in the field of oncology. We are currently developing our product candidate Lutathera under this Mallinckrodt license.
Financial Terms
We are obligated to make quarterly royalty payments to Mallinckrodt calculated at a low double-digit percentage of our net sales of Lutathera for the preceding quarter through January 1, 2020. We will not have to make royalty payments on sales of Lutathera in any country where a court of competent jurisdiction has ruled that the licensed Mallinckrodt patents are invalid.
Diligence and Manufacturing Obligations
We must use commercially reasonable efforts to develop and commercialize Lutathera and are responsible for manufacturing Lutathera in accordance with good manufacturing practices to meet the requirements for development and patient use following the first commercial sale of Lutathera.
Term and Termination
The license agreement, unless terminated earlier by either party, will remain in effect through January 1, 2020. The agreement provides that either party may terminate the agreement in the event of the other party’s insolvency, bankruptcy or related events or proceedings, or if the other party materially breaches the agreement and does not cure such breach within 90 days after receiving written notice of such breach. Upon expiration or termination of the license agreement, our license to Mallinckrodt’s patents will terminate and will revert to Mallinckrodt.
In the event that Mallinckrodt terminates the agreement pursuant to its terms, we must assign Mallinckrodt our rights to third-party sublicenses under the agreement and, at Mallinckrodt’s election, transfer certain inventory and packaging at cost, as well as marketing authorizations and data related to Lutathera. We must also grant Mallinckrodt an exclusive royalty-bearing, worldwide license, and right to sublicense, in and to certain intellectual property rights, know-how and clinical data owned or licensed by us relating to a Lu-177 radiolabeled somatostatin peptide analogue for radio-therapeutic and dosimetric use in the field of oncology and a right of first offer within 90 days after the termination on the sale of our Lutathera-related manufacturing assets, including related intellectual property and, if exercised, a right to better any subsequent third-party offer for a period of 12 months following the date of termination.

IASON Know-How and Trademark License Agreement
In January 2009, we entered into a license agreement with IASON under which we received an exclusive license to use:
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  IASON’s know-how relating to IASOcholine, IASOflu and IASOdopa, or the Licensed Products, for the purpose of manufacturing and selling the Licensed Products in France, Spain, Belgium, Luxembourg, the Netherlands, certain areas of Switzerland and certain areas of Italy (except for IASOcholine, which is not licensed to us in Italy, and IASOflu, which is licensed to us on a non-exclusive basis in certain regions of Italy); and
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  certain of IASON’s trademarks in relation thereto.
Under the terms of the license grant, we may not sublicense any of our licensed rights, manufacture the Licensed Products for sale outside the territories described above or sell the Licensed Products outside such territories without the prior consent of IASON. IASON is entitled to manufacture, commercialize or use any Licensed Products manufactured through the use of any improvements to IASON’s know-how made by us, by way of a nonexclusive, worldwide, royalty-free license.
IASON also provided us with certain pharmaceutical and technical information and documentation and support in the installation of technical equipment necessary for the production of the Licensed Products.
Financial Terms
Under the agreement, we currently pay IASON royalties for every batch of the Licensed Products that we produce. The fee per batch varies by product, with a maximum of €600 (US$827). Payment is to be made within 60 days following the end of every quarter.
Diligence and Manufacturing Obligations
We must produce escalating minimum quantities of each of the licensed products within the agreed territory for each year of the agreement. We must also use our best efforts to exercise our license right to start production without delay and to carry out appropriate advertising and marketing activities to promote the sales of the Licensed Products.
Term and Termination
The license agreement, unless terminated earlier by either party, will remain in effect for an initial period of five years and thereafter for successive periods of one year each. Either party may terminate the agreement by the end of the initial period or any subsequent period by giving the other party nine months’ notice.
In addition, IASON may terminate the agreement without prior notice in the event that we do not achieve the agreed minimum quantities described above, have lost our legal basis for pharmaceutical production, do not fulfill essential obligations under the agreement despite a written warning, file a nullity suit against a contractual property right or are subject to insolvency proceedings. The agreement also provides that either party may terminate the agreement if the other party breaches the agreement and does not cure such breach within 30 days after receiving notice of such breach.
Upon termination of the agreement for any reason, our license from IASON to make and sell the Licensed Products will terminate, except that we are entitled, for a period not to exceed six months after the termination date of the agreement, to manufacture the Licensed Products to the extent necessary to satisfy contractual obligations with customers that we accepted prior to termination.
In addition, we are obligated in turn to pay Erasmus a low single-digit percentage royalty on net sales of Lutathera in exchange for the exclusive rights to use certain data of Erasmus relating to Lutathera. This royalty is capped based on the number of clinical trials required by the FDA (if the FDA was to require more than one pivotal Phase 3 trial for Lutathera), with a current maximum of €2.0 million (US$2.7 million).

Intellectual Property
Our success depends in part on our ability to obtain and maintain proprietary protection for our products, product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to protect the products, product candidates, proprietary processes and other inventions that we believe are important to the development of our business by, among other methods, filing patent applications and maintaining, defending and enforcing issued patents in Europe, the United States and various other foreign jurisdictions. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. For more information, please see “Risk factors —  Intellectual Property, Licensing Dependence and Information Technology Risks.”
With respect to our products Gluscan, IASOflu, IASOdopa and IASOcholine, we rely on a combination of marketing authorization and owned and licensed know-how, technology and trademarks to maintain our competitive advantage. We hold a trademark registration for GLUSCAN in France and as an international registration under the Madrid system. We also license trademark registrations for IASOFLU, IASODOPA and IASOCHOLINE in Austria, Germany, France, Hungary, Italy and the Czech Republic. These products are not currently covered by any issued patents or pending patent applications in any jurisdictions.
As of May 1, 2014, we owned or exclusively licensed a total of 53 issued patents and 18 patent applications covering certain aspects of Lutathera, Annexin and Somakit in various jurisdictions throughout the world, including original filings, continuations and divisional applications. Our owned and licensed patents and patent applications relating to these key product candidates are described below:
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  Lutathera.   Our licensed patents related to Lutathera, including two U.S. patents and 33 patents in various other jurisdictions throughout the world, including Europe, Canada and Japan, cover radiolabeled peptide compositions targeting somatostatin receptors for the therapeutic treatment of tumors and are expected to expire on June 7, 2015 and November 3, 2015 in the United States and on June 6, 2016 in all other jurisdictions.
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  Annexin.   Our licensed patents related to Annexin, including six U.S. patents and 12 patents and three patent applications in various other jurisdictions throughout the world, including Europe and Japan, cover an in vivo method of imaging pain and stress by use of a radioisotope-labeled annexin and are expected to expire between April 29, 2018 and December 21, 2026 in the United States and between April 28, 2018 and April 3, 2022 in all other jurisdictions.
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  Somakit.   Our 15 patent applications related to Somakit, if issued, would cover a process wherein the Ga-68 is effectively complexed by a chelator-functionalized molecule in an aqueous buffer of formic acid/formate and in the presence of compounds capable of chelating metal cations. These applications, if issued, would be expected to expire between 2031 and 2032.
In addition to Lutathera, Annexin and Somakit, our portfolio includes 22 families of patents and patent applications covering certain aspects of our other MNM products, product candidates and discovery programs. Each patent family typically consists of patents and patent applications in Europe, as well as broadly equivalent patents and patent applications in various other key jurisdictions, including, for example, the United States, France, the United Kingdom, Italy, Spain, Poland, Portugal, Switzerland, Germany and Canada. We expect these other issued patents and patent applications, if issued and if the appropriate maintenance, renewal, annuity and other government fees are paid, to expire between 2015 and 2033, before taking into account any potential adjustments, terminal disclaimers, extensions or other market exclusivity that may be available to us.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. The term of a European patent is 20 years from its filing date. In the United States, a patent’s term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent’s term maybe lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent.

The term of a European patent covering a product or method of manufacture or use that requires national marketing authorization is subject to extensions on a country-by-country basis among the contracting states under the EPC. In general, only the specific molecule that receives marketing authorization (and the formulation of which is well-described in its patent) can receive extended protection. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive marketing authorization, we expect to apply for patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions. For more information, please see “— Regulation — United States —  Hatch-Waxman Amendments to the FDCA” and “— Regulation — European Union.”
We may rely, in some circumstances, on trade secrets and know-how to protect our technology. However, trade secrets can be difficult to preserve. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.
Our Customers
The customers for our products include public and private hospitals, universities, third-party research laboratories, clinical centers and pharmaceutical companies. None of our customers accounts for 10% or more of our sales, with our most significant customer accounting for 4.7% of our sales and our top ten customers accounting for a combined total of 23.5% of our sales for the year ended December 31, 2013.
As of May 20, 2014, we had over 200 unique PET customers, representing over 80% of our sales. We also have over 200 customers for SPECT and other MNM products. Our radiopharmaceutical customers are handled by key account managers who accompany them and act as advisers for hospital personnel and any others involved in patient management.
Other Contracts
BioSynthema Sale and Purchase Agreement
We acquired BioSynthema in 2010, pursuant to a sale and purchase agreement with BioSynthema and its shareholders, or the BI Shareholders, under which we acquired 100% of BioSynthema’s shares.
Financial Terms
The acquisition price is primarily performance-based. The initial consideration consisted of a cash payment of €0.4 million (US$0.5 million) and payment of ordinary shares having an aggregate market value of €2.3 million (US$3.2 million), as well as three potential milestone payments. Each milestone payment consists of €0.4 million (US$0.5 million) in cash and ordinary shares having an aggregate market value of €2.3 million (US$3.2 million), for a total possible acquisition price of €1.5 million (US$2.1 million) in cash and €9.2 million (US$12.7 million) in ordinary shares.
We made the first milestone payment in October 2012 when the FDA and the EMA approved the initiation of Phase 3 clinical trials for Lutathera. The second milestone is payable when Lutathera has obtained both EMA market authorization and FDA approval. The final milestone is payable when the global aggregate commercial net sales of Lutathera or a substitute product, each as defined in the agreement, have reached €10 million (US$13.8 million). The number of our ordinary shares to be issued in the remaining two milestone payments is calculated by dividing the payment owed by the market price of our ordinary shares when payment is due.

The agreement also requires that we pay an additional contingent consideration (consisting of a royalty) to the BI Shareholders calculated at a low- to mid-single-digit percentage of annual net sales of Lutathera, if our gross profit margin (with respect to sales of Lutathera or a substitute product), as defined in the agreement, within that year exceeds 30%. The percentage paid depends on the amount of net sales, and will be paid until the earlier of (i) ten years following our first commercial sale (as defined by the FDA and/or the EMA) of Lutathera or (ii) ten years following the first commercial sale of any substitute product that we manufacture. Payment is due within 90 days following the end of each fiscal year.
IEL Share Purchase Agreement
We purchased IEL in February 2014 pursuant to a share purchase agreement with IEL Holdco, or the Seller, and its warrantors, or the IEL Warrantors, under which we acquired 100% of the share capital of IEL.
Financial Terms
In connection with the agreement, we paid 294,743 of our ordinary shares having an aggregate market value of £1.2 million (€1.5 million, or US$2.0 million, as calculated according to the Federal Reserve Bank of New York noon buying rate at December 31, 2013) and paid £0.3 million (€0.4 million, or US$0.6 million, as calculated according to the Federal Reserve Bank of New York noon buying rate at December 31, 2013) in cash in May 2014 to the Seller to compensate the Seller for IEL’s positive net financial position at the agreed date. There are no further payments to be made to the Seller.
Other Provisions
In order for us to retain the important services of senior executives at IEL, the agreement provides for the continued service of certain IEL executives in their existing roles for a minimum period of one to three and a half years, depending upon the particular executive. In addition, under the agreement, the Seller agreed that it will not sell, transfer or otherwise dispose of or encumber any of our ordinary shares issued to it in satisfaction of the purchase price for 24 months without our prior written consent.
Atreus Shareholders Agreement
In connection with our acquisition of 50.1% of the share capital of Atreus in 2010, we entered into a shareholders agreement with Atreus and 7329563 Canada Inc., or Atreus Holdco. Pursuant to this agreement, we have the right to increase our share ownership in Atreus to 65% of its share capital, subject to certain conditions. The agreement provides, among other things, for nominees of AAA and Atreus Holdco to serve on Atreus’s board of directors, and requires a 66 2/3% supermajority vote for (i) approval of Atreus’s annual budget, (ii) any significant deviation from Atreus’s current business plan and (iii) any redemption or repurchase of Atreus’s shares not effected on a pro rata basis. We also have an option agreement with Atreus that we entered into in connection with the acquisition of 50.1% of Atreus’s share capital for an exclusive license to Annexin V-128 for Europe.
Pierrel Service Agreement
We are party to a service agreement with Pierrel Research Italy S.p.A., or Pierrel, pursuant to which Pierrel provides us with clinical research services, in particular packaging and logistics, in support of our pivotal Phase 3 trial for Lutathera.
Financial terms
We are obligated to pay Pierrel according to a cost grid provided in the agreement for the various packaging and logistic services that Pierrel provides, depending on the service and subject to certain assumptions, on an ongoing basis through the completion date of our Phase 3 trial. In connection with this agreement and raw materials provided by Pierrel, we paid Pierrel €2.5 million (US$3.4 million) during the year ended December 31, 2013.

Regulation
Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States, the European Union and other jurisdictions is a significant factor in the development, manufacture and marketing of any drugs and in ongoing R&D activities. All of our products are subject to rigorous preclinical and clinical trials and other pre-marketing approval requirements by the FDA, the EMA and other regulatory authorities in the United States, the European Union and in other jurisdictions. A process of managing a product during the course of its life cycle is performed after any approval in order to keep up to date EMA marketing authorization and/or FDA approval, touching on three focus areas: quality, safety and efficacy. Our departments of regulatory affairs, pharmacovigilance, quality and medical information are dedicated to monitoring post-marketing activities in line with the safety profiles of our products and the applicable regulations.
United States
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and regulations implemented by the agency. If we fail to comply with the applicable United States requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include, but are not limited to, the FDA’s refusal to allow us to proceed with clinical testing, refusal to approve pending applications, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.
Approval of drugs
The process required by the FDA before a drug may be marketed in the United States generally involves satisfactorily completing each of the following:
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  preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA’s Good Laboratory and Good Manufacturing Practice regulations, as applicable;
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  submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;
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  performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication, conducted in accordance with federal regulations and GCPs;
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  submission of data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;
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  submission to the FDA of a NDA;
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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;
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  potential FDA audit of the non-clinical and clinical trial sites that generated the data in support of the NDA; and
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  FDA review and approval of the NDA before any commercial marketing, sale or shipment of the product.
The testing, collection and submission of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing our products.

Preclinical studies and IND application
Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND becomes effective 30 days after receipt by the FDA, unless the FDA, raises concerns or questions about the conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin. Submission of the IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified in the IND. If the FDA raises concerns or questions either during this initial 30 day period, or at any time during the IND process, the FDA may choose to impose a partial or complete clinical hold. This order issued by the FDA would delay either a proposed clinical study or cause suspension of an ongoing study, until all outstanding concerns have been adequately addressed and the FDA have notified the company that investigations may proceed. This could cause significant delays or difficulties in completing planned clinical studies in a timely manner.
Clinical trials
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. An IRB must also review and approve the clinical trial before it can begin and monitor the study until it is completed. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects and the possible liability of the institution. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time or impose sanctions for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects are being exposed to an unacceptable health risk. Clinical trials must be conducted in compliance with federal regulations, including regulations related to informed consent and in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors.
Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.
Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.
Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, determine the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trial.
Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of approval for products.
New Drug Application
The results of product candidate development, preclinical testing and clinical trials are submitted to the FDA as part of an NDA. The NDA also must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or the PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the filing date for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The review process is often significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests, or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.
Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.
At the conclusion of the FDA’s review, it will issue either an approval letter or a complete response letter. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable and there are no outstanding issues, the FDA will issue an approval letter. If the application is not approved, the FDA will issue a complete response letter, which generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA. Such resubmissions are classified under PDUFA as either Class 1 or Class 2. The classification of a resubmission is based on the information submitted by an applicant in response to an action letter. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has two months to review a Class 1 resubmission and six months to review a Class 2 resubmission. The FDA will not approve an application until issues identified in the complete response letter have been addressed. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter.
The FDA may also refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of the advisory committee, but it generally follows such recommendations. The FDA may withdraw a drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require further testing, including Phase 4 clinical trials, and surveillance programs to monitor the effect of approved drugs which have been commercialized. The FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to a drug, including changes in indications, labeling or manufacturing processes or facilities, a sponsor is required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or the conduct of additional preclinical studies and clinical trials.

Breakthrough therapy designation
Breakthrough therapy designation is intended to expedite the development and review of products for serious and life-threatening conditions. Preliminary clinical evidence must demonstrate the drug may have substantial improvement over other available therapy. This designation conveys all of the same features of fast track designation, as well as more intensive FDA guidance throughout the development program. This guidance can include meetings throughout the development cycle, providing timely advice to ensure both the nonclinical and clinical programs are as efficient as practicable, and includes involvement of senior managers and experienced staff in cross-disciplinary and collaborative reviews. In general, sponsors must apply for breakthrough therapy designation, although the FDA may suggest to the sponsor that they consider submitting a request for the designation.
Fast track designation
The FDA’s fast track program is intended to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new product candidate may request the FDA to designate the product candidate for a specific indication as a fast track drug concurrent with or after the filing of the IND for the product candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.
If fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the PDUFA, which governs the time period goals the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
In some cases, either a breakthrough therapy or a fast-track-designated product candidate may also qualify for one or more of the following programs:
Priority review.   Under FDA policies, a product candidate is eligible for priority review, or review within six months from the time a complete NDA is accepted for filing, if the product candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. Under PDUFA, the FDA is further entitled to take 60 days to determine that an application is sufficiently complete to allow the filing, therefore a priority review timetable may be 60 days before acceptance plus review. We cannot guarantee any of our product candidates will receive a priority review designation, or, if such a priority designation is received, that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately grant approval.
Accelerated approval.   Under the FDA’s accelerated approval regulations, the FDA is authorized to approve product candidates that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses, and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.
When appropriate, we intend to seek breakthrough therapy, fast track designation, priority review or accelerated approval for our products. We cannot predict whether any of our products will obtain a breakthrough therapy, fast track designation, priority review or accelerated approval or the ultimate impact, if any, of these programs on the approval process, on the timing, or the likelihood of FDA approval of any of our product candidates.

Orphan drug designation
Orphan drug designation in the United States is designed to encourage sponsors to develop drugs intended for rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the United States.
Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the drug’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. The Office of Orphan Products Development, or OOPD, at the FDA is responsible for designating drugs as orphan drugs based on acceptable confidential requests made under the regulatory provisions. The drug must then go through the new drug approval process like any other drug. Orphan drug designations are decided solely by the OOPD staff, but the OOPD occasionally will request opinions from the Center for Drug Evaluation and Research, especially when dealing with issues such as the appropriateness of the requested indication or the scientific rationale described by the sponsor.
A sponsor may request orphan drug designation of a previously unapproved drug or new orphan indication for an already marketed drug. In addition, a sponsor of a drug that is otherwise the same drug as an already approved drug may seek and obtain orphan drug designation for the subsequent drug for the same rare disease or condition if it can present a plausible hypothesis that its drug may be clinically superior to the first drug. Clinical superiority can be demonstrated on the basis of superior safety, superior efficacy, or a major contribution to patient care. More than one sponsor may receive orphan drug designation for the same drug for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.
Lutathera and 68Ga-DOTATATE were both granted orphan drug designation in the United States.
The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the drug has been designated. The FDA could approve a second application for the same drug for a different use or a second application for a clinically superior version of the drug for the same use. The FDA cannot, however, approve the same drug made by another manufacturer for the same indication during the market exclusivity period absent a demonstration of clinical superiority unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.
Hatch-Waxman Amendments to the FDCA
In addition, under the FDCA, as amended by the Hatch-Waxman Amendments, a drug can be classified as a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety. Under sections 505(c)(3)(D)(ii) and 505(j)(5)(D)(ii) of the FDCA, as amended by the Hatch-Waxman Amendments, the first applicant to gain approval of an NDA for a new chemical entity may, in the absence of patent protections, be eligible for five years of market exclusivity in the United States following regulatory approval.
During the five-year exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA, submitted by a competitor for another version of such drug, where the applicant does not own or have a legal right of reference to all the data required for approval. Protection under the Hatch-Waxman Amendments will not prevent the filing or approval of another full NDA, but the applicant would be required to conduct its own adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Amendments also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplements to existing NDAs if new clinical investigations are essential to the approval of the applications, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs filed by competitors for drugs containing the original active agent or uses not protected by the exclusivity.

The Hatch-Waxman Amendments also permits a patent restoration term of up to five years as compensation for the portion of a drug’s patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may consider applying for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond the current expiration date, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.
Post-approval regulation
If regulatory approval for marketing of a product or new indication for an existing product is obtained, a manufacturer is required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. Manufacturers are required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon drug manufacturers. Accordingly, NDA holders and third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP and other regulatory requirements. Discovery of problems with a product after approval for marketing may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.
European Union
The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:
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  preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;
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  submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;
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  performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;
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  submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture, composition and indications of the product in clinical development and proposed labeling;
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  satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;
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  potential audits of the non-clinical and clinical trial sites that generated the data in support of the market authorization application; and
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  review and approval by the relevant competent authority of the market authorization application before any commercial marketing, sale or shipment of the product.
Preclinical studies
Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant EU regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.
Clinical trial approval
Pursuant to the Clinical Trials Directive 2001/20/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of a European Union member state in which a study is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the CTA in that country.
Clinical drug development is often described as consisting of four temporal phases (Phase 1 – IV), see EMA’s note for guidance on general considerations for clinical trials (CPMP/ICH/291/95).
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  Phase 1 (Most typical kind of study:   Human Pharmacology);
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  Phase 2 (Most typical kind of study:   Therapeutic Exploratory);
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  Phase 3 (Most typical kind of study:   Therapeutic Confirmatory); and
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  Phase 4 (Variety of Studies:   Therapeutic Use).
Studies in Phase 4 are all studies (other than routine surveillance) performed after drug approval and related to the approved indication.
The phase of development provides an inadequate basis for classification of clinical trials because one type of trial may occur in several phases. The phase concept is a description, not a set of requirements. The temporal phases do not imply a fixed order of studies since for some drugs in a development plan the typical sequence will not be appropriate or necessary.
Manufacturing of investigational products is subject to the holding of authorization and must be carried out in accordance with cGMP.
Health authority interactions
During the development of a medicinal product and life cycle management of a product, frequent interactions with the EU regulators are vital to make sure all relevant input and guidelines/regulations are taken into account in the overall program. We have established an ongoing dialogue with the EMA and certain national authorities by making use of the mechanisms that exist for interaction and input. We also manage the timing and communication about any process improvement, production site additions or safety variations, which is crucial for our business in addition to being important information to provide to patients and/or stakeholders.
Available authorization procedures
Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.
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  Centralized authorization procedure.   Certain drugs, such as those defined as medicinal products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted, is automatically valid in all European Union member states. The EMA and the European Commission administer the centralized authorization procedure.

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  Pursuant to Regulation 726/2004, this procedure is mandatory for:
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  medicinal products developed by means of one of the following biotechnological processes:
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  recombinant DNA technology;
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  controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and
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  hybridoma and monoclonal antibody methods;
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  advanced therapy medicinal products as defined in Article 2 of Regulation 1394/2007 on advanced therapy medicinal products;
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  medicinal products for human use containing a new active substance which, on the date of entry into force of this Regulation, was not authorized in the European Union, for which the therapeutic indication is the treatment of any of the following diseases:
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  acquired immune deficiency syndrome;
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  cancer;
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  neurodegenerative disorder;
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  diabetes;
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  auto-immune diseases and other immune dysfunctions; and
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  viral diseases; and
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  medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000.
The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients at a European Community level.
Under the centralized authorization procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days, to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer as additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. The opinion produced by the CHMP is sent to the European Commission and used in reaching the final decision.
In general, if the centralized procedure is not followed, there are three alternative procedures. If marketing authorization in only one member state is preferred, an application can be filed with the national competent authority of a member state. The other two options are a mutual recognition by European Union member states and the decentralized procedure, both under Directive 2001/83. A marketing authorization may be granted only to an applicant established in the European Union.

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  Mutual recognition procedure.   If an authorization has been granted by one member state, or the Reference Member State, an application may be made for mutual recognition in one or more other member states, or the Concerned Member State(s).
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  Decentralized procedure.   The third option is the decentralized procedure. The decentralized procedure may be used to obtain a marketing authorization in several European member states when the applicant does not yet have a marketing authorization in any country.
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  National procedure.   Applicants following the national procedure will be granted a marketing authorization that is valid only in a single member state. Furthermore, this marketing authorization is not based on recognition of another marketing authorization for the same product awarded by an assessment authority of another member state. The national procedure can also serve as the first phase of a mutual recognition procedure.
It is not always possible for applicants to follow the national procedure. In the case of medicinal products in the category for which the centralized authorization procedure is compulsory, that procedure must be followed. In addition, the national procedure is not available in the case of medicinal product dossiers where the same applicant has already obtained marketing authorization in one of the other European Union member states or has already submitted an application for marketing authorization in one of the other member states and the application is under consideration. In the latter case, applicants must follow a mutual recognition procedure.
After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.
Accelerated assessment procedure
When appropriate, we may seek accelerated assessment for our products. When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to article 14, paragraph 9 of Regulation 726/2004.
Conditional approval
As per Regulation EC 726/2004, Art. 14(7), a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for one year, on a renewable basis.
Exceptional circumstances
As per Regulation EC 726/2004, Art. 14(8), products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.
We cannot predict which of our products will obtain any of such designations or predict the ultimate impact, if any, of such designations on the timing, conditions or likelihood of EMA authorization.

Period of authorization and renewals
Marketing authorization shall be valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called sunset clause).
Orphan drug designation
Regulation 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish:
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  (a)(i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Community when the application is made, or;
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  (a)(ii) that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Community would generate sufficient return to justify the necessary investment; and
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  (b) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Community or, if such method exists, the drug will be of significant benefit to those affected by that condition.
Regulation 847/2000 holds criteria for the designation of orphan drugs.
An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, perhaps because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinically relevant superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant to Regulation 141/2000 shall be eligible for incentives made available by the European Community and by the member states to support research into, and the development and availability of, orphan drugs.
We have applied for and been granted orphan status in the EU for Lutathera and for 68Ga-DOTATATE.
Regulatory data protection
Without prejudice to the law on the protection of industrial and commercial property, all applications for marketing authorization receive an 8+2+1 protection regime.
This regime consists of a regulatory data protection period of eight years commencing on the date of marketing authorization plus a concurrent market exclusivity of ten years plus an additional market exclusivity of one further year if, during the first eight years of those ten years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the original sponsor beginning eight years after first approval, but the third party may market a generic version after only ten (or eleven) years have lapsed.
As indicated, additional data protection can be applied for when an applicant has complied with all requirements as set forth in an approved PIP.
Manufacturing
The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with European cGMP requirements and comparable requirements of other regulatory bodies, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its cGMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost sales, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.
Marketing and promotion
The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Community notably under Directive 2001/83 in the European Community code relating to medicinal products for human use as amended by Directive 2004/27. The applicable regulation aims to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.
Life cycle management of a marketed product
After receiving marketing authorization approval, various aspects of the life cycle of a product with marketing authorization must be managed and properly undertaken. These include:
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  variation regulation (type IA, IB, II, II extension applications);
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  grouping variations;
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  changing the name of the product;
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  annual reassessments;
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  certain post-authorization measures (such as post-authorization safety studies, or PASSs, if any);
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  renewals of marketing authorization (every five years in the European Union);
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  PASSs;
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  Article 46 pediatric study submissions;
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  periodic safety update reports, or PSURs;
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  marketing and cessation notifications, where required;
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  sunset clause monitoring; and
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  product information review and confirmation.

Pharmacovigilance
The pharmacovigilance system in the European Union operates with the management and involvement of regulatory authorities in member states, the European Commission and the EMA. In some member states, regional centers are in place under the coordination of the national competent authority.
Within this system, the EMA’s role is to coordinate the EU pharmacovigilance system and to ensure the provision of advice for the safe and effective use of medicines.
Updated pharmacovigilance legislation (Regulation (EU) No 1235/2010 and Directive 2010/84/EU) was adopted by the European Parliament and European Council in December 2010. The legislation was the biggest change to the regulation of human medicines in the European Union since 1995. It has significant implications for applicants and holders of EU marketing authorizations.
The EMA, the EU member states and the European Commission are responsible for implementing much of the new legislation, which has been effective since July 2012. The EMA plays a key role in coordinating activities relating to the authorization and supervision of medicines, including safety monitoring, across this network.
The EMA is working with a wide range of stakeholders, including the European Commission, pharmaceutical companies, national medicines regulatory authorities, patients and healthcare professionals, to ensure effective implementation. Most of the legislation had to be implemented by July 2012.
Background to the new legislation
A strong factor in the development of the new Directive and Regulation is the incidence of so-called adverse drug reactions, which are responses to a medicine that are “noxious and unintended.” Adverse drug reactions are estimated to cause 197,000 deaths per year in the European Union. A strengthened European safety monitoring system aims to reduce the number of adverse drug reactions.
The European Commission began a review of the European system of safety monitoring in 2005, including an independent study sponsored by the European Commission and extensive public consultation in 2006 and 2007. The resulting legislation was adopted by the European Parliament and Council of Ministers in December 2010.
The new legislation forms part of a three-piece “pharmaceutical package” and amends existing pharmacovigilance legislation contained in Directive 2001/83/ EC and Regulation (EC) No. 726/2004.
Impacts of the new legislation on marketing authorization holders
Marketing authorization applicants and holders are impacted by the legislation in a number of key areas. The legislation aims to:
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  make roles and responsibilities clear;
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  minimize duplication of effort;
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  free up resources by rationalizing and simplifying PSURs and adverse drug reaction reporting; and
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  establish a clear legal framework for post-authorization monitoring.
Examples of impacts on marketing authorization holders and applicants include:
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  EudraVigilance/adverse drug reaction reporting:   Following a successful audit, marketing authorization holders submit adverse drug reaction reports only into EudraVigilance. Previously, reports went via the individual national competent authority, including reporting of medication errors that resulted in an adverse reaction.
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  Simplified safety monitoring:
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  PSURs have a single assessment for the same active substance or a combination of active substances;

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  routine PSUR reporting is no longer necessary for products with low risk or for old or established products unless concerns arise;
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  PSUR reporting is electronic following the establishment of an EU repository. PSURs are sent directly to the EMA;
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  there is a strengthened legal basis for requesting PASSs, and post-authorization efficacy studies, or PAESs from the pharmaceutical industry; and
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  risk management systems are required for all newly authorized medicines.
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  Referrals:   All pharmacovigilance referrals are discussed by the Pharmacovigilance Risk Assessment Committee, or PRAC, and the Committee for Medicinal Products for Human Use, or CHMP, or the Coordination Group for Mutual Recognition and Decentralised Procedures —  Human, or CMDh. Opinions are adopted as a result.
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  Inspections and pharmacovigilance systems:   Marketing authorization holders are required to maintain a pharmacovigilance system master file, or PSMF permanently available for submission or inspection by the national competent authority. The PSMF replaced the detailed description of the pharmacovigilance system, or DDPS.
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  Supply of medicinal product information to the EMA:   Regulation 1235/2010 states that by July 2, 2012, marketing authorization holders must have submitted information to the EMA on medicinal products for human use authorized or registered in the European Union using an electronic format provided by the EMA. Marketing authorization holders are also responsible for maintaining this information once submitted.
We have also organized a governance system to facilitate the respect of ethical standards and the safety, well-being and health of volunteers and patients engaged in medical activities related to the conduct of clinical trials. These activities include clinical development, commercialization or any other related activity such as R&D, investigator-sponsored trials, investigator medicinal grants or compassionate use. The pharmacovigilance system promotes patients’ safety when using medicinal products.
Within the pharmaceutical business sector, market authorization holders and other competent authorities are responsible for ensuring that a structure is in place so that individual case safety reports are captured at a local level and properly reported into central functions. Ongoing monitoring and evaluation of reported cases are diligently performed to timely detect any early safety signals. Appropriate corrective measures are applied whenever necessary, and are covered by various quality tools, templates, record-keeping mechanisms, and other functions.
We have established multidisciplinary teams and pharmacovigilance officers and committees to oversee first-in-man studies, evaluate and decide upon amendments to clinical study protocols, assess the benefit-risk ratio of studies and other courses of action as well as major medical or medical-device-related safety matters. The latter are also addressed within the ambit of specific customer complaint quality documentation.
Quality assurance for radiopharmaceuticals
We have established various interrelated and controlled activities in order to work effectively and efficiently. We try to ensure that all processes required for the delivery of products by third parties and services are identified and planned. We perform and control the following tasks in connection with any project, service or production:
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  identify key processes that define the critical path of any project/service/production;
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  define their interaction, if any, supported by a risk assessment analysis;
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  ensure and assess their performance and controllability based on measurable indicators;
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  render them uniquely traceable through assigned and controlled documentation; and
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  seek to continually enrich/improve their content and performance.

Common features of our processes and sub-processes include:
•
  defined and agreed starting point;
•
  processed inputs based on outputs from organizations such as suppliers;
•
  sequence of activities that are logically and or chronologically related;
•
  processed outputs that generates added value for us and our partners;
•
  defined ending point, which becomes the next input for a subsequent process;
•
  assessment of process output by defining markers (e.g., key performance indicators); and
•
  assignment of a process owner and clear roles and responsibilities.
Following those common features, processes are usually designed along a process chain which may be formulated throughout a product life cycle according to the research and development of a new radiopharmaceutical product; within those processes, technology transfer activities are also covered by quality control systems.
Our board of directors assumes the leadership of quality control and continual improvement as a strategic pillar of our business by establishing a corporate-level quality control structure and its implementation.
Customer satisfaction and compliance with regulatory requirements are the most fundamental aspects that our quality control systems aim to serve. By maintaining close contact with customers and interested third parties, we work to meet expectations (business contractual, technical and quality expectations) on consistent basis. Direct and indirect gauging of customer satisfaction and complaints also assists us in defining metrics and maintaining and enhancing trust and performance between all parties. Feedback from customers, informal escalation or formal complaints are all treated with care and diligence.
Dangerous Goods Transportation
All radiopharmaceutical products (except “cold” kit radiopharmaceuticals, such as certain SPECT products) are considered dangerous goods and have to respect specific regulation to be transported. Our products are transported in a specific package named package type A (UN2915) generally by road to the end-user, or by air.
Legislation governing the carriage of dangerous goods by road in particular countries and throughout Europe, adopted by 46 countries worldwide, is based on the Agreement Concerning the International Carriage of Dangerous Goods by Road. The structure is consistent with that of the United Nations Recommendations on the Transport of Dangerous Goods, Model Regulations, and the Technical Instructions for the Safe Transport of Dangerous Goods by Air (of the International Civil Aviation Organization). This agreement has been in place for over 50 years, and is amended every two years.
The law in relation to the carriage of dangerous goods by road sets out duty holders/participants with certain responsibilities. The participants with specific legal duties are the consignor, carrier, driver and vehicle crew, packer, filler, loader, unloader, tank-container/portable tank operator, consignee and the Dangerous Goods Safety Adviser, or DGSA.
Environmental, Health and Safety Issues
We are subject to various environmental, health and safety laws, rules and regulations, including those relating to the use, storage, treatment, release, transportation and disposal of radioactive and hazardous materials and wastes, and permitting and D&D obligations. As a result of our planned construction or acquisition of a full-scale manufacturing facility in the United States, we may be required to obtain permits or other authorizations under such laws, rules and regulation. Except as discussed below in connection with D&D, we believe that compliance with these laws, rules and regulations will not materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws, rules or regulations will have on our business, operating results or financial condition.

Some of these laws and regulations provide for liability in the event of contamination at our facilities or in connection with the transportation of our products. We could be held liable for the costs of cleanup or be subject to third-party claims, including claims for personal injury or property damage, should contamination of the environment or exposure to radioactive or hazardous materials occur. We could also be subject to, among other sanctions, significant fines for failure to comply with applicable environmental, health and safety laws and regulations.
Our facilities where cyclotrons are installed and our cyclotrons eventually will need to be decommissioned and decontaminated, and such facilities must be returned to their original state at the end of a facility’s useful life. In connection with this process, we will incur D&D costs and we have recorded a liability for such costs. We estimate the costs associated with D&D for a cyclotron-equipped production site to be approximately €0.6 million (US$0.8 million) per cyclotron. This estimate may differ based on factors such as country-specific requirements. Estimating the amount and timing of such future D&D costs includes, among other factors, making projections as to when a facility will retire or the useful life of a cyclotron.
Environmental, health and safety laws and regulations are complex, change frequently and have become more stringent over time. We cannot assure you that our costs of complying with current or future environmental, health and safety laws and regulations will not exceed our estimates or adversely affect our results of operations and financial condition. Further, we cannot assure you that we will not be subject to environmental, health and safety claims in the future.
Legal Proceedings
From time to time we may become involved in legal proceedings that arise in the ordinary course of business. As of the date of this prospectus, there are no material ongoing litigation, regulatory or other proceedings and we have no knowledge of any investigations by governmental or regulatory authorities in which we are a target that could have a material adverse effect on our current business. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position.
Employees
As of December 31, 2013 we had 275 employees in 10 countries: Canada, France, Germany, Israel, Italy, Poland, Portugal, Spain, Switzerland and the United States. Since that date, we have continued to expand and have over 300 employees supporting our production, marketing and sales infrastructure as of June 30, 2014.
Corporate Information
We are a French société anonyme, with our principal executive offices located at 20 rue Diesel, 01630 Saint Genis Pouilly, France and our telephone number at this address is +33 (0) 4 50 99 30 70. Our website is www.adacap.com. The information contained on our website is not a part of this prospectus.
History
We were founded in 2002 by Mr. Buono, our CEO and a physicist who had previously worked at CERN with Nobel Physics Prize winner Carlo Rubbia, Paolo Pomé, a private equity firm partner, Gérard Ber, our COO and a pharmacist with 18 years’ experience in pharmaceutical and MNM sales and marketing, and Enrico de Maria, an engineer and the current CEO of our Italian subsidiary. In 2003 we constructed our first radiopharmaceutical laboratory in Saint-Genis-Pouilly, Rhône-Alpes, France, the first of six laboratories that we constructed between 2003 and 2009. In December 2004 we obtained our first marketing authorization from Swiss authorities to commercialize Gluscan in Switzerland. We began production of Gluscan at our Saint-Genis-Pouilly site and have since added production sites in France and Italy.

In December 2008, we acquired Gipharma, an Italian pharmaceutical contract manufacturer for small-volume injectable and freeze-dried solutions, specializing in SPECT radiopharmaceuticals. In 2010 we made an initial equity investment Atreus Pharmaceuticals Corporation, a development-stage biopharmaceutical company headquartered in Ottawa, Canada, to help progress its leading compound Annexin V-128 into a Phase 1/2 trial for early diagnosis of rheumatoid arthritis. In 2010, we also acquired BioSynthema, which specialized in MNM discovery, and with it Lutathera, our lead therapeutic product candidate, which we have advanced to what we believe is a pivotal Phase 3 trial for the treatment of progressive midgut GEP-NETs.
Over the last several years, we have expanded our European MNM manufacturing network, entering new markets and strengthening our position in existing territories. Highlights of our expansion include:
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  in the second quarter of 2014, expanding into the United States and establishing an office in New York as part of out early efforts to build a commercialization platform for Lutathera in the United States;
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  in February 2014, successfully completing a capital increase of €41 million (US$56.5 million), allowing us to accelerate our international expansion, including an increased presence in the United States, and helping us to finance the clinical development of our portfolio of MNM diagnostic and therapeutic products;
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  in February 2014, acquiring 100% of IEL, a privately-held UK distributor of nuclear medicine products and technologies. The acquisition gives us our first direct presence in the United Kingdom and Ireland, expanding our existing services and expertise in nuclear medicine and providing us with an established manufacturing and commercialization platform, IEL generated sales of approximately £7.3 million (€8.8 million, or US$12.1 million) for the year ended December 31, 2013, an increase of 51% over the previous year;
•
  entering the Polish market in January 2013 following a long-term collaboration agreement with the University of Warsaw. We are managing the University’s Radiopharmaceutical Production and Research Centre and expect to begin manufacturing Gluscan for hospitals in Poland in October 2014;
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  in late December 2012, acquiring two radiopharmaceutical companies in Barcelona: Barnatron, a manufacturer and distributor of PET products and Cadisa, a manufacturer and supplier of products for SPECT products to hospitals in Spain;
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  strengthening our position in Spain and Portugal by winning a public tender to build a new radiopharmaceutical facility in Murcia, Spain in February 2012, to supply all of the regional hospitals in the south of Spain. In March 2012 we acquired a fully operational PET production laboratory in Porto, Portugal, which was, at the time of the acquisition the only facility authorized to produce FDG in Portugal; and
•
  acquiring a 50.1% stake in Umbra, a German radiopharmaceutical company, giving us our first direct presence in Germany, in February 2012.

Management
The following table sets forth information regarding our executive officers, key employees and directors. Ages are as of June 30, 2014.

Name	Age	Position	Initial Year of Appointment
Executive Officers and Key Employees
Stefano Buono	48	Chief Executive Officer	2002
Heinz Mäusli	51	Chief Financial Officer	2008
Gérard Ber	56	Chief Operating Officer	2002
Maurizio Franco Mariani	56	Head of Research & Business Development	2009
Claude Hariton	59	Head of Clinical Development	2014
Board of Directors
Claudio Costamagna	58	Chairman	2010
Stefano Buono	48	Director and Chief Executive Officer	2002
Muriel de Szilbereky	61	Director	2013
Kapil Dhingra	55	Director	2014
Steve Gannon	52	Director	2014
Yvonne Greenstreet	52	Director	2014
Christian Merle	61	Director	2014
Leopoldo Zambeletti	45	Director	2014

The following is a brief summary of the business experience of our executive officers, key employees and directors:
Stefano Buono is the Chief Executive Officer, a member of our board of directors, and a founder of AAA. Prior to founding AAA in 2002, Mr. Buono worked as a physicist at the Centre for Advanced Studies, Research and Development, or CRS4. During his six years with CRS4, Mr. Buono headed a team of engineers working on different international research projects in the field of energy production and nuclear waste transmutation. For approximately ten years, he worked with Physics Nobel Laureate Carlo Rubbia at CERN, the world’s largest research laboratory for particle physics. He actively participated in the development of CERN’s Adiabatic Resonance Crossing method. He is the author of numerous scientific papers. Mr. Buono received his PhD in physics from the Universita degli Studi di Torino in Turin, Italy in 1991.
Heinz Mäusli is the Chief Financial Officer and a former member of our board of directors from 2008 to 2014. Mr. Mäusli joined AAA in 2003. He also serves as a member of the boards of directors of several of AAA’s subsidiaries. Prior to joining AAA, Mr. Mäusli was a management consultant for Accenture from 1996 to 2001 and Gemeni Consulting from 1995 to 1996. Mr. Mäusli received a master’s degree from the University of St. Gallen in St. Gallen, Switzerland in 1988 and a master’s degree in business administration from Columbia Business School in New York City, New York in 1994.
Gérard Ber is the Chief Operating Officer and a former member of our board of directors from 2002 to 2014. Mr. Ber joined AAA in 2002. Prior to joining AAA, Mr. Ber served as the Director of OM Pharma’s Western European group from 2000 to 2002, the Director General and Director of Marketing and Commerce for CIS Medipro from 1994 to 2000, and in various management roles at CIS Bio International from 1984 to 1994. He is also a member of the boards of directors of several of AAA’s subsidiaries. Mr. Ber received a PhD in pharmacy and a master’s degree in advanced studies in food science from the Université Scientifique et Médicale de Grenoble in Grenoble, France in 1983 and 1984, respectively, and a degree in marketing and international commerce from the Institut de Pharmacie Industrielle de Paris in Paris, France in 1984.
Maurizio Franco Mariani has served as the head of R&D since April 2009. Prior to joining AAA, Dr. Mariani was General Manager of Merck Serono RBM and Head of Exploratory Medicine for the Merck Serono Group. Additionally, over the last 20 years, he has held several senior positions in pharmaceutical companies, including at the Menarini Pharma Group in Italy and the Galdema Pharma Group in France, where he was the Head of Development. Dr. Mariani is a physician who received a degree in medicine and surgery from the Universita degli studi di Roma La Sapienza in Rome, Italy in 1983, a PhD in pharmacology from Temple University in Philadelphia, Pennsylvania in 1988 and a diploma from the American Board of Toxicology in Raleigh, North Carolina in 1991.
Claude Hariton joined AAA in February 2014 as Head of Clinical Development. Over the last 25 years, he has held senior positions in biotechnology and pharmaceutical companies in Switzerland, Canada, Australia, Germany, Spain and the United Kingdom, with his most recent positions including Vice President, Global Head of Regulatory Affairs at Mayne Pharma, Vice President, Clinical and Regulatory Affairs and Chief Medical Officer at Aeterna-Zentaris, Vice President, Scientific Affairs at Fresenius and Vice President, Global Head of R&D at ISDIN. Dr. Hariton received his PhD in neuroscience from the University of Sciences in Marseille, France in 1984 and conducted postdoctoral research at INSERM U278 also in Marseille, France. He received his DSc in Pharmacology from the University of Medicine in Marseille, France in 1988 while leading drug development at Ciba Geigy and Novartis in Switzerland, and was appointed Associate Professor at the School of Medicine in Marseille, France in 1998.
Claudio Costamagna is the chairman of our board and was appointed to our board in January 2010. He is the founder and chairman of the financial advisory boutique CC&Co. and independent board member of a number of Italian and international companies including Luxottica Group S.p.A, Virgin Group Holdings and FTI Consulting Inc. Mr. Costamagna is also Chairman of the Board of Salini Impregilo. He previously held senior positions at Citigroup, Montedison and, most recently, Goldman Sachs, where he served until 2006 as Chairman of the Investment Banking division for Europe, the Middle East and Africa. Mr. Costamagna holds a degree in Business Administration from Università Bocconi in Milan.
Muriel de Szilbereky became a member of our board of directors in June 2013. Prior to joining AAA, Ms. de Szilbereky served in several audit firms. She was a partner of and the head of the Regulatory Activities Department at Deloitte France from 2001 to 2012 and the head of French corporate finance activities at PricewaterhouseCoopers from 1992 to 1997. Previously she served as the head of mergers and acquisitions activities at the Banque Industrielle et Mobilière Privée from 1989 to 1992. In addition, she spent ten years serving in the French Government, including three years as an adviser to the Minister of Industry. While in government, she was responsible for regulatory issues in the sector of Energy and Telecommunications. She received a degree from the Institut de Sciences Politiques and a master’s degree in public law from the Université de Paris I-Panthéon Sorbonne, both in Paris, France. She also earned a degree from the French National School of Administration (ENA) in Strasbourg, France in 1978 and is a certified statutory accountant in Paris, France.
Kapil Dhingra became a member of our board of directors in March 2014. Dr. Dhingra founded and is the head of KAPital Consulting, a healthcare consulting firm. Prior to joining AAA, Dr. Dhingra worked for over 25 years in oncology clinical research and drug development. His experience includes nine years at Hoffman-La Roche, where he served in various positions, including Vice President, Head of the Oncology Disease Biology Leadership Team and Head of Oncology Clinical Development. Prior to that, he worked as a Senior Clinical Research Physician at Eli Lilly and Company. Dr. Dhingra specialized in internal medicine and medical oncology. He holds an MD (MBBS) degree from the All India Institute of Medical Sciences in New Delhi, India, with subsequent residency in internal medicine at Lincoln Medical and Mental Health Center in New York City, New York and New York Medical College in Valhalla, New York, and was a Fellow in hematology/oncology at Emory University School of Medicine in Atlanta, Georgia.
Steven Gannon became a member of our board of directors in June 2014. He was a Senior Vice President and the Chief Financial Officer and Treasurer at Aptalis Pharma Inc. until February 2014, after which it was sold to Forest Laboratories. Prior to joining Aptalis Pharma Inc. in 2006, Mr. Gannon served as the Chief Financial Officer for Cryocath Technologies, Inc. from 1999 to 2006, as the Director of Finance and Administration of the Research Division of Astrazeneca Canada Inc. from 1996 to 1999, and as the Chief Financial Officer of Mallinckrodt Medical Inc.’s Canadian operations from 1989 to 1995. He received a bachelor of commerce in accounting and business systems from Concordia University in Montreal, Canada in 1983, and completed the Executive Program at the Richard Ivey School of Business at the University of Western Ontario in Ontario, Canada in 1995. He has been a chartered accountant since 1985.

Yvonne Greenstreet became a member of our board of directors in June 2014. Dr. Greenstreet was a senior vice president and the Head of Medicines Development at Pfizer from 2010 to 2013. Prior to joining Pfizer, Dr. Greenstreet served in various roles at GlaxoSmithKline from 1992 to 2010, including Chief Medical Officer for Europe and Chief of Strategy. Dr. Greenstreet serves on the Advisory Board of the Bill and Melinda Gates Foundation and as a member of the board of directors of Pacira. She completed her medical training at the University of London Hospitals in London, United Kingdom in 1990, and received her MBChB from the University of Leeds in Leeds, United Kingdom in 1985. She subsequently completed a master’s degree in business administration at INSEAD in Fontainebleau, France in 1991.
Christian Merle became a member of our board of directors in June 2014. Mr. Merle is the Managing Partner of Merle & Partners. Prior to founding Merle & Partners in 2014, Mr. Merle was the Chief Executive Officer of Banque Espirito Santo from 2007 to 2013, the Managing Partner of Gimar & Cie from 2003 to 2007 and the Chief Executive Officer of Banca Intesa from 1998 to 2003. Prior to joining Banca Intesa, he served in various roles at Credit Agricole, including as the Executive Vice President of Credit Agricole Indosuez. He also served in various roles in the French Treasury, including the Chief Representative in the United States from 1987 to 1990. He received his undergraduate degree from the Institut d’Etudes Politique de Paris in 1974 and a master’s degree in economics from the Université de Paris I-Panthéon Sorbonne in 1975, both in Paris, France.
Leopoldo Zambeletti became a member of our board of directors in June 2014. Mr. Zambeletti is an independent financial advisor in the Life Science sector. In this capacity he has advised various companies on corporate finance matters including advising Nogra Pharma in the largest ever out licensing to Celgene for a compound in development. Prior to becoming an advisor, Mr. Zambeletti was a managing director and Head of European, India and MENA Healthcare Investment Banking at Credit Suisse and a managing director and the Head of the Ultra High Net Worth group at Credit Suisse’s investment bank from 2007 to 2012. From 1994 to 2007, he held various positions at J.P. Morgan, including as Head of Healthcare Investment Banking. He received a bachelor’s degree in business administration from the Università Commerciale Luigi Bocconi in Milan, Italy in 1992. Mr. Zambeletti serves as a member of the board of directors of Nogra Pharma, Summit Corporation and Qardio. He is also a trustee of Saint Barts and the London Charity.
Board of Directors
We are currently reviewing our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.
Our board of directors is composed of eight members, one of whom is an executive director. The Chairman of the board is Claudio Costamagna. Under French law and our by-laws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our by-laws, our directors are elected for one-year terms. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

In addition, French law requires that companies having at least 50 employees for a period of 12 months over the last three years set up a Comité d’Entreprise, or Works’ Council, composed of representatives elected from among the employees. Our Works’ Council was formed in July 2011. Two of these representatives are entitled to attend all meetings of the board of directors and the shareholders, in an observer capacity.
Director Independence
Our board of directors determined that each of        and        is an “independent director” as that term is defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of Nasdaq that are generally applicable to a U.S. company. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).
Corporate Governance Practices
As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a FPI listed on Nasdaq, we will be subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that FPIs are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. As a FPI, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of an FPI’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. Consistent with French Law, our by-laws provide that a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See “Description of Share Capital.” In addition, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to voluntarily adopt the corporate governance listing standards of Nasdaq relating to a majority independent board to the extent possible under French law.
Board Committees
The board of directors has established an audit committee, which will operate pursuant to a separate charter to be adopted by our board of directors. The composition and functioning of the committee will comply with all applicable requirements of the French commercial code, the Exchange Act, the exchange on which our ADSs, as are listed, and SEC rules and regulations. In accordance with French law, the committee of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account nonbinding recommendations of the committee, including the audit committee.
Audit Committee
The audit committee is chaired by independent director        and composed of        and        , who are non-executive board members. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Our board has determined that each member of our audit committee is independent within the meaning of the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that is an “audit committee financial expert” as defined by SEC rules.
Compensation Committee
The compensation committee, which is expected to consist of        and        , will assist our board of directors in overseeing our cash compensation and equity award recommendations for our directors, executive officers and employees along with the rationale for such recommendations.
Compensation of Directors and Senior Management
The aggregate compensation paid and benefits in kind granted by us to our directors and senior management (CEO, COO and CFO), including annual bonus and share-based compensation, for the year ended December 31, 2013, was €1.4 million (US$1.9 million).
The total amount paid for the year ended December 31, 2013 for post-employment benefits of senior management was €71,000 (US$0.1 million).
Our non-employee directors are currently entitled to the following annual compensation (excluding travel costs) for serving on the board of directors and each committee of the board of directors:
•
  Attendance fees:   €30,000 (US$41,000) for all board meetings; and
•
  Attendance fees for board committee:   €15,000 (US$21,000).
Equity Awards
We have granted rights to acquire free shares to our directors and senior management since January 1, 2011 as follows:

	Year Ended December 31,			Total
Shares Granted	2011	2012	2013
Stefano Buono (CEO)	0	0	0	0
Gérard Ber (COO)	35,000	35,000	35,000	105,000
Heinz Mäusli (CFO)	35,000	35,000	35,000	105,000
Total Shares Granted to Senior Management	70,000	70,000	70,000	210,000

Limitations on Liability and Indemnification Matters
Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.
We expect to maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we may enter into agreements with our directors and executive officers to provide contractual indemnification.
With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract and maintain qualified directors and executive officers.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.
Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.
Equity Incentive Plan
Free share plans
In 2006, we established the first plan for the allocation of free shares, the 2006 Free Share Plan. In 2010, we established the second plan for the allocation of free shares, the 2010 Free Share Plan. In 2013, we established the third plan for the allocation of free shares, the 2013 Free Share Plan, and together with the 2010 Free Share Plan and the 2006 Free Share Plan, the Free Share Plans. Each of the Free Share Plans was approved by our shareholders.
The right to acquire free shares is a contractual right to receive ordinary shares in the future if certain vesting conditions are met. Following vesting, ordinary shares (the free shares) are issued in respect of such acquisition rights but remain subject to a holding period during which transfer of the free shares is restricted. During the holding period, free shares carry dividend, information and voting rights.
Prior Plans
The 2006 Free Share Plan and the 2010 Free Share Plan are no longer used to make new grants of free shares. As of June 30, 2014, under the 2006 Free Share Plan and the 2010 Free Share Plan, there were 1,632,500 rights to acquire free shares that remain subject to vesting conditions and as such are not yet issued. The terms of the 2006 Free Share Plan and the 2010 Free Share Plan are substantially similar to those of the 2013 Free Share Plan described below.
2013 Plan
Administration.   Our board of directors has the authority to administer the 2013 Free Share Plan, subject to the provisions that fall within the exclusive competence of an extraordinary general meeting of our shareholders. Subject to the terms of the 2013 Free Share Plan, our board of directors determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares.
Eligibility.   Our employees, corporate officers, directors and those of our affiliated companies are eligible to be granted free shares under the 2013 Free Share Plan. However no free share may be granted to a person holding more than 10% of our share capital or who would hold more than 10% of our share capital as a result of such grant.
Share Reserve.   The maximum number of our ordinary shares that may be issued under the 2013 Free Share Plan is 500,000. In addition, under French law, the number of free shares issued may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant. As of June 30, 2014, no rights to acquire free shares have been awarded under the 2013 Plan.
Vesting and Holding Periods.   Awards granted under the 2013 Free Share Plan must have a vesting period of at least two years from the date of grant of the right to acquire free shares and a holding period of at least two years from the effective date of the acquisition of the free shares (which is generally expected to be concurrent with vesting). Rights to acquire free shares will not vest during any notice period following a resignation. During the vesting period, if an award recipient (i) experiences certain specified disabilities, such recipient’s rights to acquire free shares will immediately vest but will remain subject to restrictions during the applicable holding period, or (ii) dies, the recipient’s heirs have six months from the date of death to request that the recipient’s free shares be issued to them; otherwise, the rights to acquire free shares will be cancelled. During the holding period, if a free share recipient experiences a qualifying retirement, the restrictions on such recipient’s free shares will lapse.

Restructuring Impact.   Vesting and holding periods do not fall away in the event of an initial public offering or a merger transaction; provided, however, that if a merger agreement does not provide for the assumption of awards under the 2013 Free Share Plan, the vesting of outstanding awards will be accelerated upon approval of the merger by our board of directors and, further, at least 30 days in advance of the general meeting to approve the merger, we will notify award recipients of the opportunity to be issued the free shares in advance of such vesting event. Following an initial public offering, otherwise unrestricted free shares may not be sold either ten days before or after consolidated or annual accounts are made public or during a period when the company has material nonpublic information or for ten days thereafter. During the vesting period, award recipients benefit from anti-dilution protection. In the case of certain recapitalization events, the Company shall either allow recipients to participate, immediately or upon vesting, in such events, or adjust the number of free shares that such recipients are entitled to receive to cancel the dilutive effect of such events.
Amendment and Termination.   Our board of directors has the authority to amend, alter, suspend, or terminate our 2013 Free Share Plan, as long as no grants have been made under the plan, subject to shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws. After grants have been made under the plan, the 2013 Free Share Plan cannot be amended, altered, suspended or terminated without the consent of each award recipient.
Term.   Rights to acquire free shares may be granted under the 2013 Plan until December 17, 2016, unless the plan is terminated earlier.
Tax Considerations.   Noncompliance with reporting requirements by us, our affiliates or award recipients may result in the forfeiture of favorable tax treatment and fines.
We are currently reviewing our share plans and in subsequent filings with the SEC, we will update any relevant disclosure regarding our share plans as appropriate.

PRINCIPAL SHAREHOLDERS
As of July 15, 2014, AAA had 177 shareholders. Our authorized share capital is €6.3 million (US$8.7 million), consisting of 62,934,041 ordinary shares, nominal value €0.01 per share. Each of our ordinary shares entitles its holder to one vote.
The following table presents the beneficial ownership of our ordinary shares as of July 15, 2014, referred to in the table below as the “Beneficial Ownership Date,” by:
•
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•
  each of our directors;
•
  each of our senior management; and
•
  all directors and senior management as a group.
Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the Beneficial Ownership Date through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of ordinary shares beneficially owned before the offering is computed on the basis of 62,934,041 ordinary shares as of the Beneficial Ownership Date. The percentage of ordinary shares beneficially owned after the offering is based on the number of ordinary shares to be outstanding after this offering, including the         ordinary shares that we are selling in the form of ADSs in this offering, and assumes no exercise of the underwriters’ over-allotment option. Ordinary shares that a person has the right to acquire within 60 days of the Beneficial Ownership Date are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o 20 Rue Rudolf Diesel, 01630 Saint-Genis-Pouilly, France.

	Ordinary Shares Beneficially Owned Before the Offering		Ordinary Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Directors and Senior Management
Claudio Costamagna	1,050,000	1.7%
Christian Merle	—	—
Kapil Dhingra	—	—
Leopoldo Zambeletti	—	—
Maurizio Franco Mariani	*	*
Muriel de Szilbereky	—	—
Philippe Dasse	*	*
Stefano Buono	5,060,800	8.0%
Steve Gannon	—	—
Yvonne Greenstreet	—	—
Gérard Ber	1,390,600	2.2%
Heinz Mäusli	701,050	1.1%
Claude Hariton	—	—
All directors and senior management as a group (13 persons)(1)	8,619,950	13.6%

	Ordinary Shares Beneficially Owned Before the Offering		Ordinary Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Shareholders
Alberto Colussi(2)	3,000,000	4.8%
Andrea Ruben Osvaldo Levi(3)	4,996,000	7.9%
Carpéfin S.r.l.(4)	3,517,251	5.6%
HBM Healthcare Investments (Cayman) Ltd.(5)	5,000,000	7.9%
Life Sciences Capital S.p.A.(6)	4,301,740	6.8%
Sergio Dompé S.r.l.(7)	5,625,000	8.9%

*
  Indicates ownership of less than 1% of the total outstanding ordinary shares.
(1)
  Does not include share ownerships of senior management and directors holding less than 1%.
(2)
  Consists of 3,000,000 ordinary shares directly owned by Mr. Colussi. Life Sciences Capital S.p.A. holds a total of 4,301,740 ordinary shares and Brahma AG, a private Swiss holding and investment company for the Colussi family, holds 4.1% of the shares in Life Sciences Capital S.p.A. Mr. Colussi is the sole owner of Brahma AG. Mr. Colussi may be deemed to beneficially own 175,468 of our ordinary shares, due to his minority participation in Life Sciences Capital S.p.A. Mr. Colussi disclaims beneficial ownership of all shares held by Life Sciences Capital S.p.A. in which Mr. Colussi does not have an actual pecuniary interest. The address of Mr. Colussi is Kehrsitenstrasse 27, 6362 Stansstad, Switzerland. The address of Brahma AG is Nähseydi 6, 6374 Buochs, Switzerland.
(3)
  Consists of (i) 3,426,000 ordinary share directly held by Mr. Levi; (ii) 1,000,000 ordinary shares held by Parabensa S.r.l.; and (iii) 570,000 ordinary shares held by Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. Mr. Levi is the sole administrator of Parabensa S.r.l. and has sole voting and disposition power with respect to the shares held by Parabensa S.r.l. The address of Parabensa S.r.l.’s headquarters is Corso D’Azeglio 21, Torino 10126, Italy. The board of directors of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l., which consists of Mr. Levi, Paola Chiari and Pietro Sighicelli, has shared voting and disposition power with respect to the 950,000 shares held by Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. None of the members of the board of directors of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l. has individual voting or disposition power with respect to the 950,000 shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Due to Mr. Levi’s 60% ownership of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l., Mr. Levi may be deemed to individually beneficially own 570,000 of the shares held by Dal 1802 Educazione Cultural Salute Ambiente Tecnologia S.r.l. The address of Dal 1802 Educazione Cultura Salute Ambiente Tecnologia S.r.l.’s headquarters is Via Principe Amedeo 11, Torino 10123, Italy.
(4)
  Consists of 3,517,251 ordinary shares directly held by Carpéfin S.r.l. Carpéfin S.r.l is a wholly owned subsidiary of Fin Posillipo S.p.A. Mr. Raffaele Petrone, who holds 33.3% of the shares in Fin Posillipo S.p.A. and is the Managing Director and CEO of Fin Posillipo S.p.A., indirectly owns 33.3% of the shares in Carpéfin S.r.l. and is the sole director of Carpéfin S.r.l. In his capacity as director, Mr. Petrone has voting and disposition power over the ordinary shares held of record by Carpéfin S.r.l.. Does not include the shares held by Life Sciences Capital S.p.A., where Mr. Petrone is a member of the board of directors and may indirectly hold 16.7% of the shares through Fin Posillipo S.p.A., which holds a majority ownership in Life Sciences Capital S.p.A. The foregoing is not an admission by Fin Pospillipo S.p.A. that it is the beneficial owner of the shares held by Carpéfin S.r.l. The address of Carpéfin S.r.l. is Via Artemisia Gentileschi 26, 80126 Napoli, Italy.
(5)
  Consists of 5,000,000 ordinary shares held by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole voting and disposition power with respect to the shares held by such entity. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki,

Prof. John Urquhart, and Paul Woodhouse, none of whom has individual voting or disposition power with respect to such shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of HBM Healthcare Investments (Cayman) Ltd.’s headquarters is Governor’s Square, Suite No: 4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman, Cayman Islands.
(6)
  The board of directors of Life Sciences Capital S.p.A. has sole voting and disposition power with respect to the shares held by such entity. The board of directors of Life Sciences Capital S.p.A. is comprised of William Cavendish, Mr. Petrone, Piergiorgio Bianchetti, Niccolò Colussi (the son of Alberto Colussi), Danilo De Mari and Vittorio Puppo, none of whom has individual voting or disposition power with respect to such shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(7)
  Consists of 5,625,000 ordinary shares held by Sergio Dompé S.r.l. The board of directors of Sergio Dompé S.r.l has shared voting and disposition power and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Due to the ownership interest held by Sergio Dompé, the single director of Sergio Dompé S.r.l., Mr. Dompé may be deemed to individually beneficially own 5,625,000 ordinary shares held by Sergio Dompé S.r.l. The address of Sergio Dompé is Via San Martino 12, 20122 Milan, Italy.

RELATED PARTY TRANSACTIONS
Transactions with Our Principal Shareholders
Shareholders’ Agreement
We entered into a second amended and restated shareholders’ agreement with certain shareholders. The shareholders’ agreement, among other things:
•
  contains certain restrictions on disposal and transfer of our ordinary shares and other securities;
•
  grants certain shareholders a right to tag along to another shareholder’s proposed transfer of our ordinary shares;
•
  grants certain shareholders, in connection with such shareholders’ proposed sale of our ordinary shares, a right to drag the other shareholders along with such proposed sale; and
•
  limits the ability of shareholder directors to compete with AAA or to hold interests exceeding 2% of the share capital of any third party that competes with AAA, subject to exemption by a majority vote of the board.
The shareholders’ agreement will, by its terms, terminate upon the earlier of February 28, 2019 or the listing of our ordinary shares or other securities on any stock exchange. As a result, the shareholders’ agreement will terminate upon the pricing of this offering.
Other Transactions
We are also a party to service agreements with Pierrel, of which our former director Raffaele Petrone is president, for contract services related to our Phase 3 trial for Lutathera. See “Business — Other Contracts.” The foregoing agreements were entered into and, to the extent applicable, provided compensation to such former directors or their affiliated entities on terms negotiated on an arm’s-length basis.
We have in the past entered into agreements with certain of our former directors or officers relating to services provided by such officers or directors or entities with which such officers or directors were affiliated.

Description of Share Capital
The following description of our share capital summarizes certain provisions of our By-laws as they will be in effect upon the completion of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our By-laws as they will be in effect upon the completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
General
As of July 15, 2014, our outstanding share capital consisted of a total of 62,934,041 ordinary shares, nominal value €0.10 per ordinary share, all issued and outstanding.
As of July 15, 2014 approximately 634,336 shares, representing 1% of our outstanding ordinary shares were held of record by 11 residents of the United States.
Under French law, our By-laws set forth only our issued and outstanding share capital as of the date of the By-laws on a non-diluted basis. Our fully diluted share capital currently represents the amount of all issued and outstanding shares, plus the amount of the shares already granted to our directors and employees under previous plans that are not issued yet.
Upon closing of this offering, our outstanding share capital will consist of              ordinary shares, nominal value €0.10 per share (or              ordinary shares if the underwriters exercise their option to purchase in full to purchase              additional ADSs from us in this offering).
History of Securities Issuances
From January 1, 2011 through the date of this prospectus, the following events have changed the number of our issued and outstanding shares:
•
  On May 20, 2011, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated May 11, 2011, the board of directors decided to issue 2,000,000 ordinary shares, increasing the share capital by €200,000;
•
  On June 28, 2011, pursuant to decisions at the Extraordinary General Meeting of the shareholders dated February 16, 2011, May 11, 2011 and June 19, 2006, the board of directors decided to issue a total of 8,507,417 ordinary shares covering, in aggregate, the decisions at these three meetings, increasing the share capital by €850,741.70;
•
  On February 23, 2012, pursuant to a decision at the Extraordinary General Meeting of the shareholders of the same day, the board of directors decided to issue 120,000 ordinary shares, increasing the share capital by €12,000;
•
  On December 14, 2012, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated January 29, 2010, the board of directors decided to issue 19,377 ordinary shares, increasing the share capital by €1,937.70. On the same day and pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue an additional 190,000 ordinary shares, increasing the share capital by €19,000;
•
  On April 11, 2013, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated March 8, 2013, the board of directors decided to issue 535,994 ordinary shares, increasing the share capital by €53,599.40. On the same day and pursuant to another decision at the same Extraordinary General Meeting of the shareholders dated March 8, 2013, the board of directors decided to issue an additional 427,092 ordinary shares, increasing the share capital by €42,709.20;
•
  On June 19, 2013, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 20, 2012, the board of directors decided to issue 575,000 ordinary shares, increasing the share capital by €57,500;

•
  On November 29, 2013, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 177,500 ordinary shares, increasing the share capital by €17,750;
•
  On February 14, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated June 22, 2010, the board of directors decided to issue 40,000 ordinary shares, increasing the share capital by €4,000. On the same day and pursuant to two decisions at the Extraordinary General Meeting of the shareholders dated March 8, 2013, the board of directors decided to issue an additional 8,507,038 ordinary shares, increasing the share capital by €850,703.80; and
•
  On March 27, 2014, pursuant to a decision at the Extraordinary General Meeting of the shareholders dated October 18, 2013, the board of directors decided to issue 241,114 ordinary shares, increasing the share capital by €24,111.40.
Each share is entitled to one vote on all matters submitted to our shareholders.
Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares
Upon the closing of this offering, our current by-laws will be replaced by amended and restated by-laws in their entirety. The description below reflects the terms of our amended and restated by-laws, or our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to the registration statement of which this prospectus is a part.
Corporate Purpose
Our corporate purpose in France and abroad includes:
•
  sale of products, services and studies in the sector of medicine and industry, of applications of particles accelerators, of pharmaceutical products, of chemical products, of artificial radio elements and of all other similar products;
•
  production, trade, distribution, transportation, exportation, importation and sale of radioactive isotopes for industrial and medical applications;
•
  production, trade, distribution, transportation, exportation, importation and sale of chemical, pharmaceutical and medical products and of all similar products;
•
  production, trade, distribution, transportation, exportation, importation and sale of industrial and medical machines and consumables, and ancillary services;
•
  participation of the Company, by all means, directly or indirectly, to all operations that are related to its corporate purpose, through creation of new companies, transfer, subscription or acquisition of shares, merger or other similar means, through creation, acquisition, leasing, lease-management, of any business assets or business goodwill or facility and through creation, acquisition, use or transfer of all processes and patents related to the corporate purpose of the Company;
•
  and more generally, participation in any industrial, commercial, financial, civil, real estate operations that are related directly or indirectly to the corporate purpose of the Company or to any similar or attached activity.
Directors
Quorum and Voting.   The board of directors can only deliberate if at least half of the directors attend the meeting in the manners provided for in our By-laws. Our By-laws allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him at a meeting of the board of directors, but no director can hold more than one proxy at any meeting. Decisions of the board of directors are taken by the majority of votes cast.
Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director is Materially Interested.   Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of our business and (2) upon standard market terms is subject to the prior authorization of the board of directors (it being specified that the interested director cannot vote on such decision). The same provision applies to agreements between us and another company if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.
Directors’ Compensation.   The aggregate amount of attendance fees (jetons de presence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then divides this aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (remunerations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. See “Management — Compensation of Directors and Senior Management” for a description of our compensation policy for our non-employee directors.
Board of Directors’ Borrowing Powers.   There are currently no limits imposed on the amounts of loans or borrowings that the board of directors may approve.
Directors’ Age Limits.   The Directors’ age limit is 75 years old.
Employee Director Limits.   The number of directors who are also party to employment contracts with the Company may not exceed a third of the directors in office.
Directors’ Share Ownership Requirements.   None.
Directors Mandate Duration.   Our By-laws provide that members of our board of directors are elected for a tenure of one year.
Rights, Preferences and Restrictions Attaching to Ordinary Shares
Dividends.   We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.
“Distributable profits” consist of our unconsolidated net profit in each fiscal year, plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see below).
Legal Reserve.   Pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital.
Approval of Dividends.   Pursuant to French law, our board of directors may propose for a dividend to be distributed, or not distributed, to the shareholders at the annual ordinary general meeting.
Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders (the amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €5.7 million (US$7.9 million) on December 31, 2013).
Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim consolidated statement of financial position, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.
Pursuant to recently passed legislation, if a dividend is distributed we may be required to pay a dividend tax in an amount equal to 3% of the aggregate dividend paid by us in cash.
Distribution of Dividends.   Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Interim dividends can be granted on an exceptional basis under specific conditions. In such case, distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.
Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.
Timing of Payment.   Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year, unless extended by court order. Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.
Voting Rights.   Upon the closing of the offering, we will only have ordinary shares outstanding. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our By-laws. Ownership of one share implies, ipso jure, adherence to our By-laws and the decisions of the shareholders’ meeting.
In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting.
Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.
Rights to Share in Our Profit.   Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.
Rights to Share in the Surplus in the Event of Liquidation.   If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them.
Repurchase and Redemption of Shares.   Under French law, we may acquire our own shares for the following purposes only:
•
  to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders, with the approval of the shareholders at an extraordinary general meeting; following the purchase offer made to all shareholders, in case the number of shares presented for repurchase by shareholders who agree to sell their shares is higher than the number of shares to be purchased under the offer, the number of shares to be repurchased from each concerned shareholder will be reduced on a pro rata basis of its participation. If the number of shares presented for repurchase by shareholders is lower than the number of shares to be purchased under the offer, the board of directors shall confirm the repurchase of the concerned shares, and may proceed to a new purchase offer. In this case, the shares repurchased must be cancelled within one month from their repurchase date;
•
  to provide shares for distribution to employees, corporate officers and directors under a profit-sharing or equity compensation plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or
•
  to facilitate an issue of additional shares or securities convertible or exchangeable into shares, a merger or a spin-off approved by the shareholders at an ordinary general meeting; in this case, the shares repurchased cannot represent more than 0.25% of the share capital in any fiscal year and must be immediately cancelled.
No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital (5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by us). Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.
Sinking Fund Provisions.   Our by-laws do not provide for any sinking fund provisions.
Liability to Further Capital Calls.   Shareholders are liable for corporate liabilities only up to the nominal of the shares they hold; they are not liable to further capital calls.
Requirements for Holdings Exceeding Certain Percentages.   None except as described under the section Form, Holding and Transfer of Shares — Ownership of Shares by Non-French Persons.
Actions Necessary to Modify Shareholders’ Rights
Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.
Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings
Access to, Participation in and Voting Rights at Shareholders’ Meetings.   Shareholders sending their vote within such time limit, using the form provided to them by us to this effect, are deemed present or represented at the meeting.
Notice of Annual Shareholders’ Meetings.   Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the controlling shareholder following a change in control. Meetings are held at our registered offices or at any other location indicated in the convening notice. Subject to limited exceptions provided by French law, notices must be given at least 15 days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.
Agenda and Conduct of Annual Shareholders’ Meetings.   The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law (currently 5%), and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.
Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by the person designated under the By-laws to that purpose (in general, it will be a director appointed for this purpose by the board of directors; failing which, the meeting itself shall elect a Chairman). Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting.   Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our By-laws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail.
Extraordinary Shareholders’ Meeting.   Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes held by the shareholders present, represented by proxy, or voting by mail.
In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.
Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company
Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:
•
  provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a stock exchange of the European Union and will therefore not be applicable to us;
•
  under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•
  under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings;
•
  pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2∕3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.
Declaration of Crossing of Ownership Thresholds
None except as described under the section Form, Holding and Transfer of Shares — Ownership of Shares by Non-French Persons.
Changes in Share Capital
Increases in Share Capital.   Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.

Increases in our share capital may be effected by:
•
  issuing additional shares;
•
  increasing the nominal value of existing shares;
•
  creating a new class of equity securities (preference shares); and
•
  exercising the rights attached to securities giving access to the share capital.
Increases in share capital by issuing additional securities may be effected through one or a combination of the following:
•
  in consideration for cash;
•
  in consideration for assets contributed in kind;
•
  through an exchange offer or merger;
•
  by conversion of previously issued debt instruments;
•
  by exercise of the rights attached to securities giving access to the share capital;
•
  by capitalization of profits, reserves or share premium; and
•
  subject to certain conditions, by way of offset against debt incurred by us.
Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.
Reduction in Share Capital.   Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise, depending on the contemplated operations.
Preferential Subscription Right.   According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.
The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.
Our current shareholders waived their preferential subscription rights with respect to this offering at an extraordinary general shareholders’ general meeting held on            , 2014.

Form, Holding and Transfer of Shares
Form of Shares.   Our By-laws provide that our shares are held in registered form.
Holding of Shares.   In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative appointed by us. We maintain accounts in the name of each shareholder either directly or, at a shareholder’s request, through such shareholder’s accredited intermediary. Each shareholder’s account shows the name of the relevant shareholder and number of shares held.
Ownership of Shares by Non-French Persons.   Neither French law nor our By-laws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. Non-residents of France must file an administrative notice with the French authorities in connection with a direct or indirect investment in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings the following transactions would require the filing of an administrative notice:
•
  any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;
•
  any transaction mentioned above by a corporation incorporated under French law, more than 33.33% of whose capital or voting rights are held by non-French residents;
•
  any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if more than 33.3% of our capital or voting rights are held by non-French residents;
•
  loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and
•
  patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.
Assignment and Transfer of Shares.   They are registered in a share account and transferred by means of a transfer from account to account. We must receive notice of any transfer for it to be validly registered in our accounts.
Differences in Corporate Law
The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least 3 and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the by-laws.
Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its by-laws, subject to applicable regulations.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws.

	France	Delaware
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.
Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority shareholder vote, though in the case of a corporation whose board is classified, shareholders may effect such removal only for cause.

Vacancies on the board of directors
Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least 3 directors remain in office, may be filled by a majority of the remaining directors pending ratification by the next shareholders’ meeting.
Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.
Annual General Meeting
Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within 6 months after the close of the relevant fiscal year unless such period is extended by court order.

Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws.

General Meeting
Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.

Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Notice of General Meetings
Under French law, for corporations all the shares of which are in registered form, written notice of any meeting of the shareholders must be given at least 15 calendar days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The notice shall specify the name of the company, its legal form, share capital, registered office address,

Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	France	Delaware
registration number with the French Registry of commerce and companies, the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting).
Proxy
Under French law, any shareholder may vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons or to any person for legal entities. General proxies are not valid and a separate proxy must be provided for each shareholders’ meeting, unless it concerns an ordinary and an extraordinary meeting held the same day or within the next 15 days, or a consecutive general meeting with the same agenda (in the event the quorum has not been reached).

Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.
Under Delaware law, a corporation’s certificate of incorporation (1) may permit shareholders to act by written consent if such action is signed by all shareholders, (2) may permit shareholders to act by written consent signed by shareholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent.

Preemptive Rights
Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, at the extraordinary meeting deciding or authorizing the capital increase, represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a shareholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

	France	Delaware
Sources of Dividends
Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law. “Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.
“Distributable premium” refers to the contribution paid by the shareholders in addition to the nominal value of their shares for their subscription that the shareholders decide to make available for distribution. Except in case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the By-laws.

Under Delaware law, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

Repurchase of Shares
Under French law, a private corporation (being specified that the company will not qualify as a public corporation for French law purposes for so long as it shall be listed in the United States only) may acquire its own shares for the following purposes only:
•
  to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction;
•
  with a view to distributing within one year of their repurchase the relevant shares to employees, corporate officers and directors under a profit-sharing or equity incentive plan;

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

	France	Delaware

•
  to sell the relevant shares to any shareholders willing to purchase them as part of a process organized by the corporation within five years of their repurchase; or
•
  within the limit of 5% of its issued share capital, in payment or in exchange for assets acquired by the corporation within two years of their repurchase.
  No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

Liability of Directors and Officers	Under French law, the by-laws may not include any provisions limiting the liability of directors.
Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for: any breach of the director’s duty of loyalty to the corporation or its shareholders;
•
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•
  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
•
  any transaction from which the director derives an improper personal benefit.

Voting Rights	French law provides that, unless otherwise provided in the by-laws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

	France	Delaware
Shareholder Vote on Certain Transactions
Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:
•
  the approval of the board of directors; and
•
  approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation may be required, depending on the nationality of the concerned companies and therefore the applicable laws.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•
  the approval of the board of directors; and
•
  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Dissent or Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.
Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the shareholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting shareholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:
•
  shares of stock of the surviving corporation;
•
  shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;

	France	Delaware

•
  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or
•
  any combination of the above.
  In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the shareholders of the surviving corporation.

Standard of Conduct for Directors
French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

Shareholder Suits
French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.
The plaintiff must remain a shareholder through the duration of the legal action.
A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•
  state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and
•
  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
•
  state the reasons for not making the effort.
  Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

	France	Delaware
Amendment of Certificate of Incorporation
Under French law, there is no certificate of incorporation per se. The equivalent of the certificate of incorporation is called “extrait K-bis” and reflects all the significant information with regards to a French company, such as its name, date of registration, identification number, form, share capital, registered office, governance and administration, etc. Any changes of the By-laws, or in the situation of the company as reflected in the extrait K-bis, shall be registered with the competent Registry of Commerce and Companies on the French territory.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:
•
  its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and
•
  the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, bylaws may only be adopted or amended at extraordinary shareholders’ meetings.
Under Delaware law, the shareholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Legal Name; Formation; Fiscal Year; Registered Office
Our legal and commercial name is Advanced Accelerator Applications S.A. We were incorporated under the laws of the French Republic on March 29, 2002. We are registered on the Registry of Commerce and Companies of Bourg-en-Bresse under the number 441 417 110. Our principal executive offices are located at 20 Rue Diesel 01630 Saint Genis Pouilly, France, and our telephone number is +33 (0) 4 50 99 30 70. Our agent for service of process in the United States is National Registered Agents, Inc. Our fiscal year ends December 31.
Listing
The ADSs have been approved for listing on Nasdaq under the symbol “AAAP.”
Transfer Agent
Upon the closing of this offering, the transfer agent for the ordinary shares will be                .
Registrar
Upon the closing of this offering, the ADS Depositary will be                   .

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY
Many limitations affect shareholders of a French company, the rights of such shareholders being subject to the provisions of French company law. The below list highlights certain of the principal limitations, but is not an exhaustive list.
Ownership of ADSs or Shares by Non-French Residents
Neither the French Commercial Code nor our by-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as any French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with their direct and indirect foreign investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings, the following transactions qualify as foreign investments in us:
•
  any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 33.33% of our capital or voting rights;
•
  any transaction mentioned above by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;
•
  any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;
•
  loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and
•
  patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.
Violation of this administrative notice requirement is sanctioned by a fine of €750. This amount may be multiplied by five if the violation is made by a legal entity.
Foreign Exchange Controls
Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.
Availability of Preferential Subscription Rights
While our current shareholders waived their preferential subscription rights with respect to this offering at a shareholders’ general meeting held on            , 2014, in the future our shareholders will have the preferential subscription rights described under “Description of Share Capital — Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares — Changes in Share Capital — Preferential Subscription Rights.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S. (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the U.S. of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.
For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. See “Description of American Depositary Shares — Dividends and Other Distributions” for a detailed explanation of the Depositary’s responsibility in connection with a rights offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
                  , as depositary, will register and deliver American Depositary Shares, also referred as ADSs. Each ADS will represent shares (or a right to receive                 shares) deposited with the principal                 office of                , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                   .                    principal executive office is located at                   .
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
The Direct Registration System, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
Shares.   The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution (or ADSs representing those shares).
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.
How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.
Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.
The depositary will try, as far as practical, subject to the laws of France and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.
Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Reclassifications, Recapitalizations and Mergers

If we:	Then:

•
  Change the nominal or par value of our shares
•
  Reclassify, split up or consolidate any of the deposited securities
•
  Distribute securities on the shares that are not distributed to you
•
  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;
•
  are not liable if we or it exercises discretion permitted under the deposit agreement;
•
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
•
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•
  are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and
•
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
•
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
•
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;
•
  when you owe money to pay fees, taxes and similar charges; or
•
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADSs
The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
We cannot assure you that a significant public market for our ADSs will be sustained after this offering. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. Our ordinary shares do not trade on any public market. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale shortly after this offering due to contractual restrictions on transfers of ordinary shares. Nonetheless, sales of substantial amounts of the ADSs, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital. See “Risk Factors — Future sales of our ordinary shares and the ADSs by existing shareholders or by us to raise capital could depress the market price of the ADSs.”
Upon completion of this offering, we will have         ordinary shares outstanding, assuming the exercise in full of the underwriters’ option to purchase additional ADSs.
All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. All of the remaining ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 under the Securities Act.
Taking into account the lock-up agreements described below, and assuming the underwriters do not release any shareholders from these agreements earlier than scheduled, and assuming the Company does not release the IEL lock-up agreement, our ordinary shares (including ordinary shares represented by ADS) will be available for sale in the public market as follows:
•
  ADSs representing         ordinary shares will be eligible for immediate sale on the public market;
•
          ordinary shares (including ordinary shares represented by ADSs) that are subject to the lock-up agreement in connection with this offering will be eligible for sale, subject to the provisions of Rule 144 or Rule 701 under the Securities Act, upon expiration of the lock-up agreement entered into in connection with this offering; and
•
          ordinary shares (including ordinary shares represented by ADSs) that are subject to the IEL lock-up (as described below) will be eligible for sale, subject to the provisions of Rule 144 or Rule 701 under the Securities Act, upon expiration of the lock-up agreement entered into by the seller of IEL.
Rule 144
In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
  1.0% of the number of ordinary shares then outstanding, or
•
  the average weekly trading volume of the ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Form S-8 Registration Statement
After the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering                    of our ordinary shares reserved for issuance under our Free Share Plans. Accordingly,                    of our ordinary shares registered under any such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting and holding restrictions, as applicable, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described below.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.
Lock-Up Agreements
All of our directors, executive officers and the holders of all or substantially all of our capital stock have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC. See “Underwriting.”
IEL Lock-Up
Imaging Equipment (Holdings) Limited, the Seller of IEL, has agreed not to sell, transfer or dispose of any of our 294,743 ordinary shares that it received in connection with our acquisition of IEL for a period of 24 months since February 14, 2014, without our prior written consent.

TAXATION
The following summary contains a description of the material French and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of France and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
French Tax Consequences
The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of our ADSs and ordinary shares, or the Securities and, unless otherwise noted, this discussion is the opinion of Orrick Rambaud Martel, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.
This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our securities to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.
France has introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules provide, inter alia, for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of trusts not already subject to the French wealth tax and not declared to the French tax authorities, and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of our securities.
The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, or the Treaty, which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009) (the “U.S. Treaty”), and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.
For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of our securities.
If a partnership holds securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds securities, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.
This discussion applies only to U.S. Holders who meet the following conditions:
•
  they own, directly or indirectly, less than 10% of the capital and dividend rights of the Company;
•
  they hold their ADSs as capital assets that have the U.S. dollar as their functional currency;
•
  they are entitled to U.S. Treaty benefits under the “Limitation on Benefits” provision contained in the U.S. Treaty;
•
  the ownership of their ADSs is not effectively connected to a permanent establishment or a fixed base they have in France;

•
  they are not multi resident;
•
  they do not hold their ADSs through a non-U.S.-based pass-through entity;
•
  they do not receive dividends, capital gains or other payments on their ADSs in an account opened in a Non-Cooperative State, as defined under Article 238-0 A of the French Tax Code, or the FTC, and as mentioned in the list updated and published by the French tax authorities on January 1 of each year
A U.S. Holder who meets all the above conditions is hereafter defined as an “Eligible U.S. Holder”.
For the purpose of the U.S. Treaty, an Eligible U.S. Holder of ADSs will be treated as the owner of the Company’s ordinary shares represented by such ADSs.
The description below is relevant only to U.S. holders who are Eligible U.S. Holders.
Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.
U.S. Holders of our ADSs are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of our ADSs in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.
Estate and Gift Taxes and Transfer Taxes
In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.
Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.2% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion Euros as of December 1 of the year preceding the taxation year. Nasdaq is not currently acknowledged by the French AMF but this may change in the future. French companies whose market capitalization exceeds 1 billion Euros are included on a list published by the French State.
Following this offering, purchases of AAA’s securities may be subject to such tax provided that its market capitalization exceeds 1 billion Euros and that Nasdaq is acknowledged by the French AMF.
In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a listed French company will be subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France.
Wealth Tax
The French wealth tax (impôt de solidarité sur la fortune) applies only to individuals and does not generally apply to securities held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends
Under French domestic law, dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30%. Dividends paid by a French corporation in a Non-Cooperative State or Territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends. Subject to certain conditions and filing requirements, such withholding tax rates may generally be reduced under applicable double income tax treaties entered into by France.
Eligible U.S. Holders will not be subject to this 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
Under the U.S. Treaty, the rate of French withholding tax on dividends paid to an Eligible U.S. Holder is generally reduced to 15% and such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15%, if any.
For Eligible U.S. Holders that are not individuals but are U.S. residents, as defined in the U.S. Treaty, the requirements for eligibility for Treaty benefits, including the reduced 15% withholding tax rate, contained in the “Limitation on Benefits” provision of the U.S. Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. These Eligible U.S. Holders are advised to consult their own tax advisers regarding their eligibility for U.S. Treaty benefits in light of their own particular circumstances.
Dividends paid to an Eligible U.S. Holder may immediately be subject to the reduced rate of 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the U.S. Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20). Dividends paid to an Eligible U.S. Holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, if paid in a Non-Cooperative State or Territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.
Tax on Sale or Other Disposition
In general, under the Treaty, an Eligible U.S. Holder will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ordinary shares or ADSs. Special rules apply to U.S. Holders who are residents of more than one country.
U.S. Federal Income Tax Considerations for U.S. Holders
In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
  certain financial institutions;

•
  dealers or traders in securities who use a mark-to-market method of tax accounting;
•
  persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;
•
  persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•
  tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;
•
  entities classified as partnerships for U.S. federal income tax purposes;
•
  persons that own or are deemed to own ten percent or more of our voting shares; and
•
  persons holding ordinary shares or ADSs in connection with a trade or business conducted outside the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.
The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between France and the United States (the “Treaty”) all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:
•
  a citizen or individual resident of the United States;
•
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.
The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of French taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.
U.S. Holders are encouraged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.
Taxation of distributions
Subject to the PFIC rules described below, distributions paid on ADSs, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. The amount of a dividend will include any amounts withheld by us in respect of French withholding taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, French income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or other taxable disposition of ordinary shares or ADSs
Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
Passive foreign investment company rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and gains from the disposition of assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Based upon the nature of our business and estimates of the valuation of our assets, including goodwill, which is based, in part, on the expected price of our ADSs in the offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, because PFIC status depends on the composition of our income and assets and the relative fair market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares or ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status.
If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ordinary shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on such ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.
Alternatively, if we are a PFIC and if our ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. Our ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ on which the ADSs are expected to be listed is a qualified exchange for this purpose. However, as our ordinary shares are not expected to be listed on an exchange, holders of ordinary shares will not be able to make a mark-to-market election. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election.
A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code would result in alternative treatment. U.S. Holders should be aware, however, that we do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.
In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the holder generally must file an IRS Form 8621, generally with the holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers regarding whether we are or may become a PFIC and the potential application of the PFIC rules.
Information reporting and backup withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ordinary shares or ADSs.

Underwriting
The offering consists of an offering of a total of         ADSs representing         ordinary shares. Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of ADSs, set forth opposite the underwriter’s name.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.
Jefferies LLC
Total

The underwriters may elect to take delivery of all or a portion of the ordinary shares purchased in the form of ADSs. References in this section to ordinary shares include ADSs to the extent applicable.
The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs. The offering price and the total underwriting discounts and commissions per ADS are identical.
ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $       per ADS. If all the ADSs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.
If the underwriters sell more ADSs than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to        additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.
The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

We estimate that the total expenses of this offering will be $       .
We, our officers and directors, certain of our employees, and our other shareholders representing        of our issued ordinary shares have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, dispose of or hedge any of our ordinary shares, ADSs, or any securities convertible into or exchangeable for our ordinary shares other than in the case of our officers, directors, employees and shareholders, subject to certain exceptions, pursuant to (i) bona fide gifts, (ii) surrender or forfeiture, or in certain cases, disposition, to satisfy certain tax obligations, (iii) transfers to an immediate family member, trust for the benefit of an immediate family member or a direct or indirect affiliate, (iv) transfers upon death by will or intestate succession, (v) transfers to us upon cessation of employment with us or exercise of a repurchase or call option by us, (vi) written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act, subject to certain conditions, (vii) sales of ADSs acquired in the open market after this offering, (viii) exercises of equity awards, provided that the ordinary shares issuable upon such exercise are subject to the above restrictions and (ix) transfers to a pledgee upon foreclosure of a pledge in place prior to June 13, 2014. Citigroup Global Markets Inc. and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.
We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “AAAP”.
Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our Company. We cannot assure you, however, that the price at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the ADSs will develop and continue after this offering.
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. Purchases and sales of ADSs in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.
•
  Short sales involve secondary market sales by the underwriters of a greater number of ADSs than they are required to purchase in the offering.
•
  “Covered” short sales are sales of ADSs in an amount up to the number of ADSs represented by the underwriters’ over-allotment option.
•
  “Naked” short sales are sales of ADSs in an amount in excess of the number of ADSs represented by the underwriters’ over-allotment option.
•
  Covering transactions involve purchases of ADSs either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.
•
  To close a naked short position, the underwriters must purchase ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.
•
  To close a covered short position, the underwriters must purchase ADSs in the open market or must exercise the over-allotment option. In determining the source of ADSs to close the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.
•
  Stabilizing transactions involve bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum.
Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
Conflicts of Interest
The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
Notice to Prospective Investors in the European Economic Area
In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus may not be made to the public in that relevant member state other than:
•
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
•
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.
The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.
Notice to Prospective Investors in the United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France
Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:
•
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•
  used in connection with any offer for subscription or sale of the ADSs to the public in France.
Such offers, sales and distributions will be made in France only:
•
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L. 411-2, D. 411-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier and applicable regulations thereunder;
•
  to investment services providers authorized to engage in portfolio management on behalf of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) as defined in Article L.411-2-II of the French Code monétaire et financier; or
•
  in a transaction that, in accordance with article L. 411-2 of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).
The ADSs may be resold directly or indirectly, only in compliance with articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 through L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.
Notice to Prospective Investors in Hong Kong
The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Prospective Investors in Japan
The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the

ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS
The validity of the ADSs and certain other matters of French law will be passed upon for us by Davis Polk & Wardwell. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP and for the underwriters by Dechert LLP. Certain matters of French tax law will be passed upon for us by Orrick Rambaud Martel, Paris, France.
EXPERTS
Our consolidated financial statements as of December 31, 2013 and 2012, and for the years then ended, appearing in this prospectus and registration statement have been audited by KPMG S.A., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The current address of KPMG S.A. is Immeuble le Palatin – 3 Cours du Triangle – 92939 Paris La Défense Cedex, France.

ENFORCEMENT OF JUDGMENTS
We are a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:
•
  to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;
•
  to enforce judgments obtained in such actions against us or our non-U.S. resident officers and directors;
•
  to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and
•
  to enforce against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.
Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) that judgment resulted from legal proceedings compatible with French standards of due process, (2) that judgment does not contravene international public order and public policy of France and (3) the jurisdiction of the United States federal or state court has been based on principles of French private international law. The French court would also require that the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.
In addition, French Law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages.
As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.
Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

Where You Can Find More Information
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a FPI, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Index to Financial Statements
The following documents are filed as part of this registration statement:

Advanced Accelerator Applications S.A.
Advanced Accelerator Applications S.A.
20 rue Diesel
01630 Saint Genis Pouilly

IFRS CONSOLIDATED FINANCIAL
STATEMENTS
Years ended December 31, 2013 and 2012
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Advanced Accelerator Applications S.A.
We have audited the accompanying consolidated statements of financial position of Advanced Accelerator Applications S.A. and subsidiaries (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Accelerator Applications S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Lyon, France
August 4, 2014
KPMG Audit
A division of KPMG S.A.
/s/ Stéphane Devin
Stéphane Devin
Partner
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2013 and 2012

In thousands of Euros	Notes	12.31.2013	12.31.2012
Sales	4.1	53,806	40,834
Raw materials and consumables used		(9,185)	(6,296)
Personnel costs	4.2	(15,783)	(12,970)
Other operating expenses	4.4	(20,930)	(17,023)
Other operating income	4.5	2,730	2,032
Depreciation and amortization	4.6	(9,672)	(6,623)
Operating income		966	(46)
Finance income		387	232
Finance costs	4.7	(10,155)	(16,512)
Net finance costs		(9,768)	(16,280)
Loss before income taxes		(8,802)	(16,326)
Income taxes	4.8	(1,059)	(586)
Loss for the year		(9,861)	(16,912)
Attributable to:
Owners of the company		(9,231)	(16,455)
Non-controlling interests	5.9	(629)	(457)
Earnings per share:
Basic (€ per share)		(0.17)	(0.31)
Diluted (€ per share)		(0.17)	(0.31)

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Consolidated statements of comprehensive income
Years ended December 31, 2013 and 2012

In thousands of Euros	12.31.2013	12.31.2012
Loss for the year	(9,861)	(16,912)
Other comprehensive income/(expense):
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(129)	150
Items that will never be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	17	(52)
Other comprehensive income/(expense) net of tax(1)	(112)	98
Total comprehensive income/(loss) for the year	(9,973)	(16,814)
Total comprehensive income/(loss) attributable to:
Owners of the company	(9,143)	(16,524)
Non-controlling interests	(830)	(290)

(1)
  tax effect of (€5,000) at December 31, 2013 (€15,000 at December 31, 2012).
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Consolidated statements of financial position
At December 31, 2013 and 2012

(In thousands of Euros)	Notes	12.31.2013	12.31.2012
ASSETS
Non-current assets		114,202	111,300
Goodwill	5.1	21,252	22,286
Other intangible assets	5.1	41,334	40,499
Property, plant and equipment	5.2	49,280	45,794
Financial assets	5.3	2,336	2,721
Current assets		40,029	38,543
Inventories	5.5	2,278	1,833
Trade and other receivables	5.4	16,143	15,537
Other current assets	5.6	7,997	7,107
Cash and cash equivalents	5.7	13,610	14,066
TOTAL ASSETS		154,231	149,843
EQUITY AND LIABILITIES
Equity attributable to owners of the company		63,350	63,101
Share capital		5,415	5,244
Share premium		76,594	69,650
Reserves and retained earnings		(9,427)	4,662
Net loss for the year		(9,231)	(16,455)
Non-controlling interests	5.9	1,360	2,189
Total equity	5.8	64,710	65,290
Non-current liabilities		65,178	58,425
Non-current provisions	5.10	6,030	5,592
Non-current financial liabilities	5.11	20,359	21,056
Deferred tax liabilities	4.8	4,342	5,640
Other non-current liabilities	5.12	34,448	26,137
Current liabilities		24,343	26,128
Current provisions	5.10	115	300
Current financial liabilities	5.11	5,458	4,012
Trade and other payables		9,218	9,857
Other current liabilities	5.12	9,552	11,959
Total liabilities		89,521	84,553
TOTAL EQUITY AND LIABILITIES		154,231	149,843

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Consolidated statement of changes in equity
Year ended December 31, 2013

	Attributable to the company
In thousands of Euros	Share capital	Share premium	Translation reserve	Income/ (loss) for the year	Group reserves	Total attributable to owners of the Company	Non- controlling interests	TOTAL
At December 31, 2012	5,244	69,650	(507)	(16,455)	5,167	63,101	2,189	65,290
Comprehensive income/(loss) for the year
Loss for the year	—	—	—	(9,231)	—	(9,231)	(629)	(9,861)
Other comprehensive income for the year	—	—	72	—	17	89	(201)	(112)
Total comprehensive income/(loss)	—	—	72	(9,231)	17	(9,143)	(830)	(9,973)
Transactions with owners of the company
Issue of ordinary shares(1)	171	6,944	—	—	—	7,114	—	7,114
Appropriation of 2012 net loss	—	—	—	(16,455)	(16,455)	—	—	—
Equity-settled share-based payments	—	—	—	—	2,280	2,280	—	2,280
Total transactions with owners of the company	171	6,944	—	(16,455)	(14,175)	9,394	—	9,394
At December 31, 2013	5,415	76,594	(435)	(9,231)	(8,992)	63,350	1,360	64,710

(1)
  See note 5.8
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Consolidated statement of changes in equity
Year ended December 31, 2012

	Attributable to the company
In thousands of Euros	Share capital	Share premium	Translation reserve	Group share of net income/ (loss) for the year	Group reserves	Attributable to owners of the Company	Non- controlling interests	TOTAL
At January 1, 2012	5,210	69,155	(490)	(222)	4,478	78,130	2,199	80,329
Comprehensive income/(loss) for the year
Net income/loss for the year	—	—	—	(16,455)	—	(16,455)	(457)	(16,912)
Other comprehensive income for the year	—	—	(16)	—	(52)	(69)	167	99
Total comprehensive income/(loss)	—	—	(16)	(16,455)	(52)	(16,524)	(290)	(16,814)
Transactions with owners of the company
Issue of ordinary shares	34	495	—	—	—	529	—	529
Appropriation of 2011 net income/(loss)	—	—	—	222	(222)	—	—	—
Equity-settled share-based payments	—	—	—	—	1,249	1,249	—	1,249
Transactions between shareholders	—	—	—	—	(289)	(289)	282	(7)
Total transactions with owners of the company	34	495	—	222	740	1,491	282	1,773
At December 31, 2012	5,244	69,650	(507)	(16,455)	5,167	63,101	2,189	65,290

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Consolidated statements of cash flows
Years ended December 31, 2013 and 2012

In thousands of Euros	12.31.2013	12.31.2012
Cash flows from operating activities
Net income/(loss) for the year	(9,861)	(16,912)
Adjustments:
Depreciation, amortization and impairment of non-current assets	9,672	6,623
Share-based payment expense	2,281	1,249
Gain on disposal of property, plant and equipment	(62)	32
Financial result	9,768	16,280
Income tax expense	1,059	586
	12,858	7,858
Increase in inventories	(445)	(439)
Increase in trade receivables	(606)	(2,917)
Increase (decrease) in trade payables	(639)	821
Change in other receivables and payables	1,184	1,127
Increase in provisions	253	553
Change in working capital	(253)	(855)
Income tax paid	(663)	(479)
Net cash from operating activities	11,942	6,524
Cash flows from investing activities
Acquisition of property, plant and equipment	(9,289)	(9,934)
Acquisition of intangible assets	(4,829)	(5,494)
Acquisition of financial assets	(116)	(2,166)
Proceeds from disposal of property, plant and equipment	130	178
Receipts from government grants	0	245
Acquisition of subsidiaries, net of cash acquired	(1,395)	(11,564)
Net cash used in investing activities	(15,500)	(28,735)
Net cash from financing activities
Issuance of share capital	4,820
Proceeds from borrowings	3,496	10,400
Repayment of borrowings	(4,058)	(2,213)
Interest paid	(1,029)	(839)
Net cash from financing activities	3,229	7,348
Net decrease in cash and cash equivalents	(330)	(14,863)
Cash and cash equivalents at the beginning of the year	13,947	28,803
Effect of exchange rate changes on cash and cash equivalents	(7)	6
Cash and cash equivalents at the end of the year	13,610	13,947

The amount of cash and cash equivalents at December 31, 2012 is lower by €119,000 than the amount in the consolidated statement of financial position due to the offset of bank overdrafts.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Advanced Accelerator Applications SA
Notes to the Consolidated Financial Statements

years ended December 31, 2013 and 2012
Advanced Accelerator Applications SA (“AAA” or the “Company”) is registered in France; its registered office is at 20 rue Diesel, 01630 Saint Genis Pouilly, France. The consolidated financial statements include those of the Company and its subsidiaries (“the Group”; each company is referred to as a “Group entity”). They were authorized for issue by the Board of Directors on July 22, 2014.
1.
  Description of the group’s business
AAA is a radiopharmaceutical company founded in 2002 that develops, produces and commercializes molecular nuclear medicine (“MNM”) diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions and to treat diseases such as cancer. The foundation of the Company’s growth in recent years has been its portfolio of six diagnostic positron emission tomography (“PET”) and single-photon emission computed tomography (“SPECT”) products. PET and SPECT are imaging techniques in molecular nuclear diagnostics (“MND”) with applications in clinical oncology, cardiology and neurology. AAA’s leading diagnostic product is Gluscan, its branded fluorodeoxyglucose (“FDG”) PET imaging agent. Gluscan assists in the diagnosis of serious diseases, primarily in oncology, by assessing glucose metabolism. AAA is building on its diagnostics foundation by developing additional MND product candidates to further strengthen its existing portfolio. AAA is in pre-clinical development for Somakit, the companion PET diagnostic candidate for Lutathera, described below, and has begun Phase 1/2 clinical trials for Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with applications in a broad range of indications, such as rheumatoid arthritis.
AAA’s primary development focus is on product candidates in the field of molecular nuclear therapy (“MNT”). AAA’s lead therapeutic candidate, Lutathera, is a novel compound that it is currently developing for the treatment of midgut gastroenteropancreatic neuroendocrine tumors (“GEP-NETs”), a significant unmet medical need. Lutathera is a Lu-177 labeled somatostatin analogue peptide that has received orphan drug designation from the EMA and the FDA and has been approved for treatment of neuroendocrine tumors on a compassionate use and named patient basis in nine European countries.
In addition to its own portfolio of PET and SPECT products and therapy product candidates, AAA manufactures several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. AAA also manufactures and distributes IASOflu (bone metastases), IASOdopa (Parkinson’s disease), and IASOcholine (prostate cancer) in Europe under license from IASON.
AAA manufactures and organizes distribution for its own products and product candidates, as well as those that it manufactures for third parties, principally from its production sites in France, Italy, Spain and Portugal. AAA has added a Marseille site in France to this production network that produced its first doses of Gluscan for distribution on May 12, 2014, and added another two production sites for Gluscan in Bonn, Germany and in Warsaw, Poland, which began operations in July 2014. Including these two additional sites, AAA has 16 production sites located across 10 countries.
2.
  Major events
2.1.
  Acquisitions
2.1.1.   Acquisitions for the year 2013
There were no acquisitions in 2013.
2.1.2.   Acquisitions for the year 2012
Acquisition of Cadisa and Barnatron
On December 28, 2012, AAA acquired Barnatron, S.A., or Barnatron, and Catalana de Dispensación, S.A., or Cadisa, two well-established radiopharmaceutical manufacturers and distributors in the Catalonia
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
region of Spain owned by the same shareholders. Barnatron is an authorized manufacturer and distributor of radiopharmaceuticals for diagnostic use in PET imaging. Cadisa manufactures and supplies radiopharmaceutical products for SPECT imaging to hospitals.
Consideration transferred
The following table summarizes the acquisition-date fair value of each major class of consideration transferred.

In KEUR	Note
Cash			10,903
Contingent Consideration	(i	)	975
Total consideration transferred			11,878

(i)
  Contingent consideration
The Group has agreed to pay the selling shareholders additional cash contingent consideration. The consideration is conditional on having two separate activity licenses instead of one for the two entities. As of December 31, 2013, this contingent consideration had not yet been paid to former shareholders of Barnatron and Cadisa.
Acquisition related costs
The costs related to this acquisition are not significant and were expensed as incurred.
Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

In KEUR	Barnatron	Cadisa	Total
Property, plants and equipment	2,042	225	2,267
Intangible assets	3,351	335	3,686
Inventories	105	48	153
Trade receivables	1,455	769	2,224
Deferred tax asset	311		311
Cash and cash equivalents	320	472	792
Loans and borrowings	(136)		(136)
Deferred tax liabilities	(1,076)	(97)	(1,173)
Contingent liabilities	(300)		(300)
Decommissioning Provision	(1,036)		(1,036)
Trade and other payables	(667)	(504)	(1,171)
Total identifiable net assets acquired	4,369	1,248	5,617

See note 2.1.3 for the valuation techniques used in measuring fair value.
Goodwill
Goodwill arising from the acquisition has been recognized as follows:

In KEUR
Consideration transferred	11,878
Fair value of identifiable net assets	5,617
Goodwill	6,261

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
The goodwill is attributable entirely to our companies in Spain, which together are considered a separate CGU (cash generating unit) within the Group. None of the goodwill recognized is expected to be deductible for tax purposes.
Acquisition of a business unit by AAA Portugal
In March 2012, the Group acquired 100% of a PET production site from a subsidiary of GE Healthcare in Portugal. This production site was not yet operational on the acquisition date. The F18 production site acquired meets the definition of a business under IFRS 3 — Business combinations, which is the applicable standard to account for this acquisition.
Acquiring this site enables the Group to produce PET products in Portugal.
For the nine months ended 31 December 2012, the acquired business contributed sales of €560,000 and a net loss of €1.3 million to the Group’s results.
Consideration transferred
The following table summarizes the acquisition-date fair value of each major class of consideration transferred.

In KEUR
Cash	3,845
Total consideration transferred	3,845

Acquisition related costs
The costs related to this acquisition are not significant and were expensed as incurred.
Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

In KEUR
Property, plant and equipment	2,344
Deferred tax assets	119
Decommissioning provision	(473)
Total identifiable net assets acquired	1,990

See note 2.1.3 for the valuation techniques used in measuring fair value.
Goodwill
Goodwill arising from the acquisition has been recognized as follows:

In KEUR
Consideration transferred	3,845
Fair value of identifiable net assets	1,990
Goodwill	1,855

The goodwill is attributable fully to AAA Portugal, which is considered as a separate CGU within the Group. None of the goodwill recognized is expected to be deductible for tax purposes. The goodwill was partially impaired as at 31 December 2013 (see note 5.1.2).
Acquisition of Umbra Medical AG
On 23 February 2012, the Group acquired 50.1% of the shares and voting interests of Umbra Medical AG, in Germany.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
The objective of this acquisition is to enable the Group to expand its distribution network and to produce PET products in Germany as Umbra plans to build a production site in Germany.
In the ten months to 31 December 2012, Umbra Medical AG contributed sales of €846,000 and a loss of €110,000 to the Group’s results.
Consideration transferred
The following table summarizes the acquisition-date fair value of each major class of consideration transferred.

In KEUR	Note
Cash			480
Equity instruments (120,000 ordinary shares of AAA France)	(i	)	480
Contingent Consideration	(ii	)	239
Total consideration transferred			1,199

(i)
  Equity instrument issued
The fair value of the ordinary shares issued was estimated at €4.00 per share, which corresponds to the subscription price of the share capital increases closest to the date of acquisition.
(ii)
  Contingent consideration
The Group has agreed to pay the selling shareholders additional cash contingent consideration as follows:
a.
  €250,000 upon the GMP certification for the new production site if it is obtained within 15 months following (i) the building permit date or (ii) 1 April 2012. (The earlier of the two dates)
b.
  €150,000 upon the GMP certification for the new production site if it is obtained within 18 months following (i) the building permit date or (ii) 1 April 2012. (The earlier of the two dates)
The Group estimated that the GMP certification would be obtained in August 2013, i.e., within 15 months following the building permit date and accrued €239,000 of contingent consideration.
As at 31 December 2013, the GMP certification had not yet been obtained and the contingent consideration previously accrued was reversed into income.
Acquisition related costs
The costs related to this acquisition are not significant and were expensed as incurred.
Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

In KEUR
Trade receivables	340
Cash and cash equivalents	163
Loans and borrowings	(32)
Trade and other payables	(129)
Total identifiable net assets acquired	343

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Goodwill
Goodwill arising from the acquisition has been recognized as follows:

In KEUR
Consideration transferred	1,199
Fair value of identifiable net assets	343
Non-Controlling Interests, based on their proportionate interest in the recognized amounts of the assets and liabilities of Umbra Medical AG	(171)
Goodwill	1,027

The goodwill is attributable fully to Umbra Medical AG which is considered as a separate cash generating unit within the Group. None of the goodwill recognized is expected to be deductible for tax purposes.
2.1.3.
  Measurement at fair value
The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets acquired	Valuation technique
Property, plant and equipment
Given the nature of the assets acquired, the valuation model considers mainly the depreciated replacement cost. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

Intangible assets
Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

2.2.   Other significant events of the years 2013 and 2012
A capital increase of €4.8 million was completed in April 2013, to finance international expansion plans and the clinical trials of a portfolio of radio metabolic therapy and diagnostic products.
AAA continued the expansion of its European MNM network with the creation of AAA Polska and the entry into an agreement with the University of Warsaw to operate its production site in 2014.
AAA strengthened its Board of Directors with the appointment of Muriel de Szilbereky as an independent non-executive director in June 2013. Giorgio Chieregatti and William Cavendish both resigned from the Board during 2013.
AAA was approved to conduct a Phase 3 trial for Lutathera in September 2012 pursuant to parallel scientific advice provided by the FDA and EMA. The trial is a multi-center, randomized, comparator-controlled, parallel-group study evaluating the efficacy and safety of Lutathera (using total cumulative administered radioactivity of 29.6 GBq) compared to Novartis’s Sandostatin® LAR 60 mg for the treatment of midgut metastatic GEP-NETs. Lutathera is the first ever MNT product candidate to enter Phase 3 clinical trials for the treatment of midgut metastatic GEP-NETs. Lutathera was also authorized for compassionate use in two new countries in 2013, Estonia and France. Lutathera is currently authorized to be administered on a compassionate use and/or named patient basis in nine European countries. AAA is currently conducting a NETTER-1 Phase 3 trial for Lutathera.
2.3.
  Events after the reporting date
AAA completed a capital increase of €41 million in February 2014 in order to accelerate its international expansion, including an increased presence in the United States of America, and to finance its clinical trials.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
AAA received orphan drug designation from the FDA and the EMA in March 2014 for Gallium-68 DOTATATE, an element of AAA’s product candidate Somakit, to help diagnose GEP-NETs with PET imaging.
Dr Kapil Dhingra, former head of Roche’s oncology division, joined the AAA board of directors as an independent non-executive director in March 2014.
Umbra Medical AG was renamed Advanced Accelerator Applications GmbH in March 2014.
We issued the remaining 241,114 shares to the former owners of Atreus Pharmaceuticals Corporation in March 2014.
BioSynthema Inc. was renamed Advanced Accelerator Applications USA, Inc. and is now incorporated in Delaware. AAA also opened a new office in New York, New York in the United States in April 2014.
Advanced Accelerator Applications International S.A. was created in May 2014 in Geneva, Switzerland.
AAA completed the construction of its facility in Marseille, France. The Marseille site opened for commercial radiopharmaceutical production on May 12, 2014.
Imaging Equipment Limited (IEL)
On February 14, 2014, AAA entered into an agreement to acquire 100% of the shares of Imaging Equipment Ltd (“IEL”), a privately-held UK distributor of nuclear medicine products.
If the acquisition had occurred on 1 January 2013, management estimates that consolidated revenue would have been €59.4 million, and consolidated net loss for the year would have been a €9.3 million. In determining these amounts, management have assumed that the fair value adjustments, determined provisionally, that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2013.
This acquisition continues AAA’s international expansion, giving it a direct distribution presence in the UK and Ireland and an established sales and marketing platform.
(a) Consideration transferred
The fair value at the acquisition date of the consideration transferred amounted to €1.9 million, consisting of the following:
•
  €1.5 million of 294,743 ordinary AAA shares valued at €5 each; and
•
  €0.4 million in cash.
(b) Identifiable assets acquired and liabilities assumed
The provisional net assets of the acquired company at the acquisition date amount to €189,000. As the acquisition date was very close to the company’s reporting date, the identification of the identifiable assets and liabilities acquired and their fair value is not yet complete.
3.
  Significant accounting policies
3.1.
  Statement of Compliance
The consolidated financial statements (“the 2013 and 2012 financial statements”) for the years ended December 31, 2013 and 2012 have been prepared in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”).
3.2.
  Basis of preparation
The 2013 and 2012 financial statements are presented in Euros, which is the functional currency of the company, rounded to the nearest thousand unless otherwise stated.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
The consolidated statement of income is presented on the basis of a classification of income and expenses by nature.
The consolidated statement of cash flows has been prepared under the indirect method.
The 2013 and 2012 financial statements have been prepared on a going concern basis.
3.3.
  IFRS standards
New currently effective requirements
The 2013 financial statements comprise all information required under IFRS.
The accounting principles used in the preparation of the 2013 financial statements are identical to those used in 2012 except for the IFRS and interpretations described below which had no significant impact on the Group financial statements.
The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2013.
a.
  Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
b.
  IFRS 10 Consolidated Financial Statements (2011)
c.
  IFRS 11 Joint Arrangements
d.
  IFRS 12 Disclosure of Interests in Other Entities
e.
  IFRS 13 Fair Value Measurement
f.
  Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)
g.
  IAS 19 Employee Benefits (2011)
The nature and effects of the changes are explained below.
(a) Offsetting of financial assets and financial liabilities
The amendment to IFRS 7 Offsetting Financial Assets and Financial Liabilities — Disclosures requires entities to disclose additional information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The Group does not have any offsetting arrangements in place, and the application of the amendment has had no material impact on the disclosures or on the amounts recognized in the 2013 financial statements.
(b) Subsidiaries
As a result of IFRS 10 (2011), the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 (2011) introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.
In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion for its investees at 1 January 2013. There has been no change to its control conclusion in respect of any of its investments as a result of the application of IFRS 10 (2011).
(c) Joint arrangements
IFRS 11 requires entities to classify their interests in joint arrangements as either joint operations (if the Group has rights to the assets, and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Group has rights only to the net assets of an arrangement). When making this assessment, the Group needs to consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
The Group is not involved in any significant joint arrangement and the application of IFRS 11 has had no material impact on the disclosure or the 2013 financial statements.
(d) Disclosure of interests in other entities
The Group has no significant interest in entities other than its subsidiaries and has no equity-accounted investees.
(e) Fair value measurement
IFRS 13, Fair Value Measurement, defines fair value, principles of measurement and the required disclosures when other IFRS standards require or permit the application of fair value. It does not modify existing rules for measurement of an asset or liability at fair value, and changes neither the categories of assets and liabilities that are required to be so measured nor the presentation of changes in fair value. IFRS 13 requires prospective application for reporting periods commencing on or after January 1, 2013. The application of the standard at December 31, 2013 did not have a significant effect on the 2013 financial statements as the Group’s accounting principles prior to January 1, 2013 were in accordance with IFRS 13.
(f) Presentation of items of OCI
As a result of the amendments to IAS 1, the Group has modified the presentation of items of OCI in its consolidated statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly.
(g) Post-employment defined benefit plans
As a result of IAS 19 (2011), the Group has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans.
Under IAS 19 (2011), the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. The application of IAS 19 (2011) had no material impact on the financial statements as there are no significant post-employment defined benefit plans within the Group.
Forthcoming requirements
The amendment to IAS 32 Offsetting Financial Assets and Financial Liabilities clarifies existing application issues relating to the offsetting requirements. The application of these changes to the standard will not have a significant impact on the financial statements of the Group since the Group does not hold any financial asset or liability with offsetting rights.
Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets address the disclosure of information about the recoverable amount of impaired assets. The application of the amended standard will not have a significant impact on the financial statements of the Group.
The other forthcoming requirements are:
(a)
  IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments — Recognition and Measurement. The standard is based on a 3-phase project where only phase 1 “Classification and Measurement” has been issued. Phase 2 “Impairment Methodology” and phase 3 “Hedge Accounting” have not yet been issued.
(b)
  The amendment to IFRS 9 Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39:
•
  will effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in their financial statements;
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Advanced Accelerator Applications S.A.
•
  will allow the changes relating to the own credit requirements of IFRS 9 Financial Instruments to be applied independently of the other changes introduced by IFRS 9; and
•
  remove the January 1, 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.
(c)
  IFRIC Interpretation 21 Levies clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC Interpretation 21 applies for accounting periods commencing on or after January 1, 2014 with retrospective application as of January 1, 2013.
Unless otherwise noted, the potential impact of the application of these standards and interpretations is currently under review by the Group.
3.4   Reporting date
The reporting date for all Group companies is December 31.
3.5   Scope and method of consolidation
The Group financial statements include the financial statements of Advanced Accelerator Applications SA and those of the entities over which it exercises control (its subsidiaries). The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Subsidiaries are fully consolidated from the date on which control is obtained to the date when control ceases. The financial statements of subsidiaries are prepared for the same period as that of the Group’s financial statements using consistent accounting policies. All assets and liabilities, unrealized gains and losses, income and expenses, dividends, and other transactions arising from intra-group transactions are eliminated when preparing the Group’s financial statements.
A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction. In the event that the Group loses control of a subsidiary, the Group:
•
  derecognizes the assets (including goodwill) and liabilities of the subsidiary,
•
  derecognizes the carrying amount of any non-controlling interests,
•
  recognizes the fair value of any interest retained,
•
  recognizes any gain or loss in the statement of income, and
•
  reclassifies items previously recognized in other comprehensive income to the statement of income or retained earnings, as appropriate.
3.6   Foreign currency translation
In preparing the financial statements of the Group, financial statements of foreign subsidiaries whose functional currency is not the presentation currency of the Group’s financial statements are translated to euros, as follows:
•
  Assets and liabilities, including goodwill and fair value adjustments arising on a business combination, are translated into euro at foreign exchange rates at the reporting date.
•
  Income statement items are translated into euro at the exchange rate at the date of transaction or if appropriate, at the average exchange rates of the period.
•
  All resulting translation differences are recognized directly in other comprehensive income.
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Advanced Accelerator Applications S.A.
The table below shows the exchange rates used by the Group:

2012	USD	CAD	ISL	CHF
Closing rate	0.7579	0.7612	0.203	0.8236
Average rate	0.7779	0.7783	0.2019	0.8297

2013	USD	CAD	ISL	CHF
Closing rate	0.7251	0.6816	0.2089	0.8146
Average rate	0.7529	0.7308	0.2085	0.8124

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rate at that date.
Exchange differences on monetary assets and liabilities denominated in foreign currencies are recognized in net operating income or financial result according to the nature of the underlying transaction.
Non-monetary items denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction.
Non-monetary items denominated in foreign currencies that are measured at fair value are translated using the exchange rate at the date when the fair value was determined.
3.7
  Use of estimates
The preparation of financial statements in conformity with IFRS requires making estimates and assumptions which affect amounts reported in the financial statements. These estimates may be revised if circumstances or if new information is available. The actual results may differ from the initial estimates.
Significant estimates, judgments and assumptions made on the basis of information available at the reporting date mainly concern:
•
  the measurement and impairment of goodwill, intangible assets acquired or generated as part of a business combination, and their estimated useful life;
•
  the measurement of contingent consideration (“earn outs”) agreed during a business combination;
•
  the measurement of decommissioning provisions; and
•
  the measurement of share-based payments.
3.8
  Fair value
A number of accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement or disclosure purposes based on the following methods (additional information on the assumptions used to determine fair values are given, if applicable, in the notes specific to the asset or liability):
•
  Intangible assets:   Intangible assets that are typically acquired by the Group in a business combination are in process R&D projects and/or customer relationships. The fair value of these assets is calculated using the excess profits method. This method is based on discounting excess profits generated by these assets over their estimated useful lives. Excess profits are determined from the operating margin attributable to customer relationships or estimated sales of products resulting from ongoing projects, less a capital charge for the assets necessary for their operation;
•
  Loans and receivables are measured at amortized cost. Due to their short-term nature, the carrying amount of trade receivables and other receivables and of cash approximates fair value;
•
  Non-derivative financial liabilities are measured at amortized cost. Due to their short-term nature, the carrying value of bank overdrafts and advances, trade payables and other payables approximates fair value;
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Advanced Accelerator Applications S.A.
•
  The fair value of borrowings and financial liabilities other than contingent consideration agreed during a business combination is based on the fair value of future cash flows generated by the principal and interest repayments, discounted at market interest rates at the reporting date;
•
  Contingent consideration agreed during a business combination is measured at fair value under the terms of the contract. It is generally based on the present value of cash flows as defined in the contract, with a weighting for the probability of occurrence of the factors governing their payment; and
•
  Decommissioning provisions are measured on the basis of estimated future decommissioning costs discounted to the reporting date.
3.9
  Business combinations
IFRS 3 revised (2009)
In compliance with IFRS 3 revised, the consideration transferred in a business combination (acquisition cost) is measured at the fair value of the assets transferred, equity instruments issued and liabilities assumed at the transfer date. The identifiable assets and liabilities of the acquiree are generally measured at their fair values at the acquisition date. Transaction costs directly attributable to the acquisition are recognized in “Other operating expenses.”
Goodwill represents the fair value of the consideration transferred (including the fair value of any interest previously held in the acquiree) plus the carrying amount of any non-controlling interest, less the amount recognized (in general at fair value) of the identifiable assets acquired and liabilities assumed. For each business combination, at the date when control is acquired, the Group may elect to measure any non-controlling interest in the acquiree either at its proportionate share of the acquiree’s identifiable net assets or using the “full goodwill method.” Under the latter method, the non-controlling interests are measured at fair value and goodwill is recognized on the full amount of the identifiable assets and liabilities.
In the case of a business combination achieved in stages, the equity interest previously held by the Group is remeasured at its fair value at the acquisition date. Any resulting gain or loss is recognized directly in profit or loss (“Other finance income” or “Other finance costs”).
The amounts recognized at the acquisition date may be adjusted retrospectively if new information is obtained about facts and circumstances that existed as of the acquisition date. Goodwill may not be adjusted after the measurement period. The measurement period is a maximum length of twelve months from the acquisition. The subsequent acquisition of non-controlling interests does not give rise to the recognition of additional goodwill.
Any contingent consideration is included in the acquisition cost at fair value at the acquisition date irrespective of the probability of its ultimate occurrence. Subsequent changes in the fair value of contingent consideration due to facts and circumstances that existed as of the acquisition date are recorded by adjusting goodwill if they occur during the measurement period or directly in the income statement (“Financial result”) if they arise subsequently, unless the obligation is settled in equity instruments.
Any excess of the fair value of the acquiree’s identifiable net assets over the fair value of the consideration transferred plus the amount of any non-controlling interest in the acquiree (“gain on bargain purchase”) is recognized immediately in the income statement.
IAS 27 revised (2009)
Under IAS 27 revised, consolidated financial statements are presented as those of a single economic entity with two categories of ownership: the owners of the parent company (shareholders in Advanced Accelerator Applications S.A.), and the holders of non-controlling interests (minority shareholders in subsidiaries). A non-controlling interest is the equity interest in a subsidiary not attributable, directly or indirectly, to the parent (“Non-controlling interests”). The application of IAS 27 revised means that transactions with the owners of non-controlling interests that result in a change in the parent company’s interest without loss of control affect only equity as there is no change of control of the economic entity.
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Advanced Accelerator Applications S.A.
In the event of an acquisition of an additional interest in a fully consolidated subsidiary, the Group recognizes the difference between the consideration paid and the carrying amount of the non-controlling interest as a change in equity attributable to owners of Advanced Accelerator Applications SA. Transaction costs of these operations are also recognized in equity. A similar treatment applies to disposals without loss of control.
In the case of disposals of non-controlling interests involving a loss of control, the Group derecognizes the full ownership interest, followed by an acquisition of the interest retained at fair value. The gain or loss on the derecognized interest (interest sold and interest retained) is recognized in profit or loss, which amounts to remeasuring the interest retained at fair value through the income statement.
Goodwill
The goodwill of consolidated companies is recognized as an asset under the heading “Goodwill.” In conformity with IFRS 3 revised Business combinations, goodwill is not amortized but is subject to an impairment test at least annually. For the purpose of impairment testing, goodwill is allocated to one or more of the Group’s cash-generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the business combination. In the Group, each country generally represents a CGU. More details on impairment testing of CGUs and its accounting are disclosed in note 3.13.
When the recoverable value of a CGU is less than its carrying amount, the corresponding impairment loss is first allocated to goodwill and recognized in net operating income as “Depreciation and amortization” (see note 4.6).
3.10   Other intangible assets
Internally-generated intangible assets — Research & development expenditure
Expenditure on research activities is expensed as incurred.
Expenditure on development activities is capitalized as an internally-generated intangible asset resulting from a development project if, and only if, all of the following criteria exist:
•
  technical feasibility to complete the development project;
•
  intention of the Group to complete the project and to use or sell it;
•
  ability of the Group to use the intangible asset;
•
  probability that the intangible asset is likely to generate future economic benefits;
•
  availability of adequate technical, financial and other resources to complete the development project;
•
  the ability to measure reliably the expenditures allocated to the development project.
A development project is initially recognized corresponding to the sum of all expenditure incurred after the date on which the development project met all of the above criteria. For expenditure on the development of new pharmaceutical diagnostic or therapeutic drugs, the criteria are generally satisfied when Phase 3 is reached and the first sales are recorded (the French “ATU” procedure or compassionate use). When all of the above criteria are not met, development expenditure is expensed as incurred.
Capitalized development expenditure comprises all directly attributable costs necessary to create, manufacture, and prepare the asset for use as intended by management.
Subsequent to initial recognition, capitalized development expenditure is measured at cost less accumulated amortization and impairment losses, similarly to an intangible asset acquired separately.
The amortization of capitalized development assets commences when the asset is available for use which is generally the date on which it receives regulatory market approval. Capitalized development assets are amortized on a straight-line basis over their estimated useful lives (between 5 and 14 years for currently amortized projects).
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Advanced Accelerator Applications S.A.
Other intangible assets
Other intangible assets are recognized at cost or at fair value at the date of acquisition of control for those acquired through business combinations, less accumulated amortization and impairment losses, if any. Amortization is calculated on the straight-line basis over the useful lives of the assets. The useful lives and amortization methods are reviewed at each reporting date.
The principal useful lives are shown below:
•
  Patent/License: over the term of the contract (10 years for the main license)
•
  Customer relationship: 5 to 10 years
Significant changes in the useful life of an asset are accounted for on a prospective basis.
An impairment loss is recognized when the carrying amount of the asset exceeds its recoverable amount. Any impairment losses on intangible assets are presented under “Depreciation and amortization” in the consolidated statement of income (see note 4.6).
3.11   Government subsidies
Government grants are recognized in income statement on a systematic basis when the entity recognizes as expenses the related costs that the grants are intended to compensate. Government grants mainly related to R&D projects. When deferred, government subsidies are presented in “Other liabilities” in the consolidated statement of financial position.
3.12    Property, plant and equipment
Property, plant and equipment is recognized in the consolidated statement of financial position at acquisition cost, comprising purchase price and any costs directly attributable in bringing the asset to the location and working condition for its use as intended by management.
Depreciation is calculated on a straight-line basis over the useful lives of the assets.
The principal useful lives are shown below:
•
  Buildings (offices and laboratories):   20 years
•
  Laboratory equipment:   5 – 10 years
•
  Cyclotrons:   10 years
•
  IT equipment:   3 – 5 years
•
  Office equipment:   5 years
Items of property, plant and equipment are depreciated from the date on which they are ready for use.
The useful lives, residual values and depreciation methods are reviewed at each reporting date and adjusted if appropriate on a prospective basis.
In accordance with IFRS 16 Property, plant and equipment, components of an item of property, plant and equipment with a different useful life or producing economic benefits for the enterprise at a different rhythm are accounted for as separate items.
In compliance with IAS 23 Borrowing costs, interest expenses directly attributable to the acquisition of items of property, plant and equipment are capitalized.
Any impairment losses on property, plant and equipment are presented under “Depreciation, amortization and provisions” in the consolidated statement of income (see note 4.6).
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Advanced Accelerator Applications S.A.
3.13   Impairment
Goodwill and intangible assets not yet available for use
In accordance with IAS 36 Impairment of assets, the carrying amount of goodwill and intangible assets not subject to amortization are tested at least once a year or whenever events or changes in the internal or external environment indicate a risk of loss of value. For the purposes of this test, the carrying amounts of assets are allocated to cash-generating units (CGU) or groups of CGUs.
Under IAS 36, an impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use.
Fair value less costs to sell is the amount obtainable from the sale of an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Value in use is the present value of estimated future cash flows expected to be derived from the continuing use of the asset. It is determined from the estimated cash flows based on budgets and business plans over periods ranging from 5 to 10 years. Subsequent cash flows are estimated by applying a constant rate of positive or negative growth. The discount rate reflects current market conditions, the time value of money and the specific risks associated with the asset (or CGU).
Property, plant and equipment and intangible assets subject to amortization
When new events or circumstances indicate that the carrying amount of an item of property, plant and equipment or an intangible asset may not be recoverable, this amount is compared to its recoverable amount, which is the higher of its value in use or its fair value less cost of disposal. If the recoverable amount is less than its carrying amount, this latter is reduced to the recoverable amount and the impairment charge is recognized in “Depreciation, amortization and provisions.” The revised carrying value of the asset is subsequently depreciated or amortized on a prospective basis over the new residual useful life of the asset.
Reversal of Impairment losses
Impairment losses in respect of goodwill may not be reversed.
With respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.
An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
3.14   Other non-current financial assets
Non-current financial assets principally include shareholdings in unconsolidated entities and other investments, guarantee deposits made in the normal course of business and loans.
Shareholdings in unconsolidated entities and other investments are classified as available-for-sale financial assets and initially measured at fair value.
These shareholdings are subsequently remeasured at fair value or at acquisition cost when the Group considers that this represents fair value in the absence of an active market, under the terms of IAS 32 and IAS 39 in respect of financial instruments.
Changes in fair value are recognized in other comprehensive income and reclassified through the income statement on disposal of the related asset or when the decline in its fair value below its cost is significant or prolonged.
Other investments principally concern holdings in three companies over which the Group exercises neither control nor significant influence.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
3.15   Inventories
In accordance with IAS 2 Inventories, inventories are measured at the lower of cost or net realizable value. Raw materials and supplies are measured at acquisition cost using the FIFO method, including transport costs and after deducting supplier discounts and rebates. Net realizable value is the estimated sale price at the reporting date, less the estimated costs of completion and selling expenses, and after taking account of technical or commercial obsolescence and risks from low inventory turn.
3.16   Trade and other receivables
Trade and other receivables are measured at fair value on initial recognition, and subsequently at amortized cost using the effective rate method, less impairment losses. Provisions for impairment of trade receivables are determined on the basis of the age of the receivables and identified risks of recovery.
3.17   Leases
Leases are classified as finance leases when the terms of the lease contract transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
An asset held under a finance lease contract is recognized at fair value with a corresponding liability in the consolidated statement of financial position at the inception of the lease contract or, if lower, at the present value of the minimum lease payments under the contract. The asset is subsequently depreciated over its expected useful life.
Construction in progress financed using a finance lease is classified as property, plant and equipment in progress. The corresponding financial liability is recognized as a liability once the building is available for use.
3.18   Cash and cash equivalents
Cash and cash equivalents in the consolidated statement of financial position includes bank balances and short-term liquid investments with an initial maturity of less than three months and virtually no risk of change in fair value.
3.19   Share-based payments
The Group has implemented restricted (free) share plans in favor of certain of its personnel.
These plans represent equity-settled share-based payments and are measured at fair value on the grant date under IFRS 2. The cumulative expense recognized is based on the fair value at the grant date. It is recognized over the vesting period in net operating income directly through equity.
3.20    Provisions
In accordance with IAS 37, a provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation. The part of a provision that becomes due in less than one year is recorded as a current liability, the remainder as non-current. The Group measures provisions for present obligations using facts and circumstances available at the reporting date, on the basis of its experience and best knowledge when the financial statements are approved for issue.
Where the effect of the time value of money is material, the amount of the provision is the present value of the future cash flows expected to be required to settle the obligation, using a discount rate that reflects current market rates and any specific risks of the obligation.
Provision for the decommissioning of PET production sites
The manufacture of certain products in the field of molecular nuclear medicine generates radiation and causes the contamination of production site facilities (in particular the cyclotron). AAA Group entities producing PET products have a legal obligation to dismantle and decontaminate their site and production
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
equipment at the end of their useful lives. The provision is initially recognized through an additional cost of the related asset which is then amortized over its useful life. The provision is updated at each reporting date; unwinding of the discounting of the provision is recognized as a finance cost and any changes in the estimated ultimate costs of decommissioning are recognized within the cost of the related asset.
Defined benefit retirement plans
In accordance with IAS 19 Employee benefits, with regard to defined benefit plans, post-employment and other long-term benefits are subject to annual actuarial measurement, using the projected credit unit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement, each of which is measured separately to obtain the final obligation. This final obligation is then discounted to present value.
These calculations include essentially:
•
  an assumption regarding the date of payment of the benefits;
•
  a discount rate specific to the country where the post-employment benefit obligations arise;
•
  a rate of inflation;
•
  assumptions covering the estimated rates of future salary increases, employee turnover and mortality.
The main actuarial assumptions chosen at December 31, 2013 are described in note 5.10.
Positive or negative actuarial differences include the effects on the obligation of changes in the underlying assumptions and experience adjustments. In conformity with IAS 19 revised Employee Benefits, the Group recognizes these actuarial gains and losses directly in other comprehensive income, classified as remeasurement of defined benefit obligations.
The liability presented in the consolidated statement of financial position represents the total obligation at the reporting date.
3.21   Sales
Sales are recognized when the following conditions are satisfied:
•
  there is an agreement between the parties;
•
  the goods have been delivered or the services rendered (i.e. the transfer of risks and benefits of ownership has taken place);
•
  the price is fixed or can be reliably measured;
•
  it is probable that future economic benefits from the transaction will flow to the Group as required under IAS 18.
Rebates and discounts granted to customers are deducted from the corresponding sales revenues.
Certain products and product candidates sold by AAA have a very short shelf life. In particular, the useful shelf life of PET products and product candidates usually does not exceed 10 hours. As a result, these products and product candidates are manufactured in batch processes overnight and delivered to customers, generally located close to the production site, in the morning. The transfer of ownership occurs when the batch is delivered to the customer, which is also the date on which the sales revenue is recognized in the statement of income.
The Group entered into an agreement for the production of AV-45 with the Eli Lilly group in 2013.
For each site where AV-45 is produced, AAA is committed under the agreement to purchase the specialized production equipment (from Eli Lilly for certain designated sites or from a third party supplier for other sites) and to manage its installation and commissioning. The cost of all associated equipment and
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Advanced Accelerator Applications S.A.
expenses are charged back under the contract to Eli Lilly when the site is commissioned. The related revenue recognition is spread over the term of the contract under IFRIC18 as the Group considers that it represents a transfer of assets from a customer and that the related revenue transfer is an integral part of the AV-45 supply agreement.
The agreement also defines the sale and invoicing of trial batches as well as the sale and invoicing of doses during the distribution phase. These latter sales are recognized on product delivery similarly to other products manufactured and sold by the Group.
3.22   Raw materials and other consumables used
This line item includes raw materials consumed, transport, sales royalties and licensing fees, and purchases of pharmaceutical products.
3.23   Research and development expenditure
Expenditure incurred during research is expensed as incurred (see note 4.4).
Expenditure incurred during development is capitalized as intangible assets under the conditions described in note 3.10.
3.24   Net operating income
Net operating income consists of sales less the cost of raw materials and other consumables used and other recurring operating expenses. Recurring operating expenses principally include personnel costs, other operating income and expenses, and depreciation and amortization expense and impairment charges.
Net operating income includes the impact of
•
  gains and losses on disposal of non-current assets;
•
  impairment of goodwill;
•
  transaction costs incurred in connection with business combinations;
•
  litigation or non-recurring events.
3.25   Finance income and costs
Finance costs consist of:
•
  interest expenses (gross finance cost, which includes financial expenses, issuance costs and foreign exchange losses on financial liabilities) on Group financial debt consisting of loans and other financial liabilities (in particular overdrafts and finance lease liabilities);
•
  unwinding of the discounting of provision.
•
  impact on loss from shareholdings in non-consolidated investments (impairment, loss on disposal)
•
  the change in the fair value of liabilities to former owners of subsidiaries (contingent consideration);
•
  exchange rate losses.
Finance income consists of:
•
  other financial income;
•
  impact on profit from shareholdings in non-consolidated investments (dividends, profit on disposal) and income from short-term investments.
•
  exchange rate gains
•
  exchange gains on financial liabilities on Group financial debt consisting of loans and other financial liabilities (in particular overdrafts and finance lease liabilities);
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Advanced Accelerator Applications S.A.
3.26   Income taxes
Income taxes comprise current and deferred tax. Income tax is recognized in the statement of income except when it relates to items recognized directly in other comprehensive income or in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income of a period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is determined using the liability method, for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: (i) goodwill not deductible for tax purposes, (ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and (iii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit. The measurement of deferred tax assets and liabilities is based on the judgment of the Group as to how it will recover the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse or are offset.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when they relate to income tax levied by the same tax jurisdiction and the Group intends to settle its current tax assets and liabilities on a net basis.
A deferred tax asset net of any deferred tax liabilities that may be offset is recognized only to the extent that it is probable that the Group will have sufficient future taxable profits to recover it. A deferred tax asset is reduced to the extent that it is no longer probable that sufficient future taxable profits will be available.
3.27   Statement of cash flows
The consolidated statement of cash flows is prepared using the indirect method. It distinguishes between cash flows from operating, investing and financing activities.
Operating activities are the principal activities that generate the income of the entity and all other activities that do not meet the definition as investing or financing activities. Cash flows from operating activities are obtained by adjusting net income for changes in working capital, items that do not affect cash (depreciation and amortization, impairment charges etc.), gains and losses on disposal of non-current assets, calculated expenses etc.
Cash flows from investing activities are the cash flows on the acquisition and disposal of non-current assets and other investments.
Financing activities are operations that result from changes in the volume and composition of capital contributions and from changes in borrowings. Increases in share capital, and new borrowings and related repayments are financing activities.
Increases and decreases in assets and liabilities without effect on cash are eliminated. It follows that lease payments for assets being financed on a finance lease are not included in investing activities while the reduction in liabilities under finance leases is included in the loan repayments for the period.
3.28   Earnings per share
The Group presents basic earnings per share and diluted earnings per share.
Basic and diluted earnings per share are calculated under IAS 33.
Basic earnings per share are calculated by dividing the Group share of net income by the average weighted number of shares outstanding during the year.
Diluted earnings per share are calculated by dividing the adjusted Group share of net income for the year by the average weighted number of ordinary shares outstanding plus all dilutive potential ordinary shares.
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Advanced Accelerator Applications S.A.
4.
  Notes to the consolidated statement of income
4.1
  Operating segments and entity-wide disclosures
Operating segment
In compliance with IFRS 8 Operating Segments, the segment information is based on internal management reports used by the Board of Directors (the chief operating decision maker of the Group) to review the performance of the business. There is only one operating segment in the Group and its performance is shown in the consolidated statement of income.
Entity-wide disclosures
Other required entity-wide disclosures in accordance with IFRS 8 are presented below.
Sales by product category

Sales by Products
In KEUR	2013	2012
PET	41,438	34,148
SPECT	7,969	5,849
Therapy	3,262	655
Other products	1,138	182
Total	53,806	40,834

Geographical information
The geographical information below sets out the Group’s sales and non-current assets by country. In presenting the following information, sales disclosures are based on the location of customers and asset disclosures on the location of the sites of Group entities.

Sales by country
In KEUR	2013	2012
France	23,263	18,688
Italy	14,821	13,718
Spain	6,281	1,014
Israel	3,823	3,262
Canada	160	126
USA	3	5
Other countries	5,455	4,020
Total	53,806	40,834

The schedule of non-current assets by geographical location excludes financial instruments.

Non-current assets by country
In KEUR	12.31.2013	12.31.2012
France	37,646	33,636
Italy	17,169	18,264
Spain	16,962	17,954
USA	13,365	13,965
Israel	12,210	12,339
Canada	5,485	6,158
Other countries	9,029	6,262
Total	111,866	108,578

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
4.2
  Personnel costs
Personnel costs are analyzed as follows:

In KEUR	2013	2012
Wages and salaries	(9,732)	(8,884)
Social charges	(3,770)	(2,837)
Share-based payments	(2,281)	(1,249)
Total	(15,783)	(12,970)

As of December 31, 2013, the Company had 275 employees:

	2013	2012
Italy	106	97
France	85	76
Spain	34	32
Israel	13	13
Germany	11	5
Portugal	13	10
Other countries	13	5
Total	275	238

In the year ended December 31, 2013, the total remuneration of the Group’s senior executives was as follows:

In KEUR	2013	2012
Short-term benefits	1,121	795
Share-based payments	322	241
Post-employment defined benefits	71	39
Total	1,514	1,075

4.3
  Share-based payments
The expense recognized for share-based payments amounted to €2.281 million for the year ended December 31, 2013 compared with €1.249 million for the year ended December 31, 2012. This expense is recorded within Personnel costs (note 4.2).
Share-based payments consist of restricted (free) share plans for Group management. The fair value of the share grants was fixed by reference to the subscription price of share capital increases carried out closest to the dates of free share grants.
There are no vesting conditions, except for a service condition.

Grant date	06/2009	08/2009	11/2010	12/2011	01/2012	12/2012	08/2013
Number of shares granted	690,000	40,000	370,000	370,000	15,000	562,500	477,500
Fair value at grant date	2.5	2.5	2.5	4.0	4.0	4.0	5.0
Total fair value	1,725,000	100,000	925,000	1,480,000	60,000	2,250,000	2,387,500
Vesting period (in years)	2	2	2	2	2	2	2

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
4.4
  Other operating expenses
Other operating expenses principally concern non-inventoried purchases, consumable equipment & supplies, travelling expenses, telecommunication costs, consulting and other external services relating to R&D, and other professional services:

In KEUR	2013	2012
Transport	(7,731)	(5,842)
Consulting and other professional services	(2,286)	(1,169)
Lease and other administrative expenses	(1,736)	(1,425)
Energy	(986)	(720)
Travel expenses	(843)	(1,095)
Telecommunications	(538)	(529)
Royalties and licensing fees	(272)	(282)
Subcontractors	(488)	(414)
Repairs and maintenance	(2,346)	(2,029)
Taxes	(582)	(445)
External R&D services	(1,294)	(968)
Allowance for doubtful accounts	(149)	(172)
Other	(1,679)	(1,935)
Total	(20,930)	(17,023)

4.5   Other operating income
Other operating income amounted to €2.7 million for the year ended December 31, 2013 compared with €2.0 million in 2012.

In KEUR	2013	2012
Government subsidies	2,214	1,825
Net gain/(loss) on disposal of non-current assets	62	(32)
Other	454	239
Total	2,730	2,032

Government subsidies relate principally to the French research tax credit (CIR).
4.6
  Depreciation and amortization

In KEUR	2013	2012
Impairment of goodwill	(1,015)	—
Depreciation and amortization	(8,657)	(6,623)
Total	(9,672)	(6,623)

Impairment of goodwill concerns operations in Portugal — see note 5.1.3.
4.7
  Finance costs

In KEUR	2013	2012
Interest expenses	(1,029)	(650)
Net foreign exchange gain (loss)	(862)	29
Other	(8,264)	(15,891)
Total	(10,155)	(16,512)

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Other mainly corresponds to the change in the fair value of the contingent consideration payable to the former owners of BioSynthema. The method of calculating the contingent consideration is disclosed in note 5.12.
4.8
  Income taxes
4.8.1   Income tax expense

In KEUR	2013	2012
Current tax	(2,072)	(1,411)
Deferred tax	1,013	825
Total	(1,059)	(586)

4.8.2   Explanation of effective tax expense

In KEUR	2013	2012
Net loss after tax	(9,861)	(16,912)
Income tax	(1,059)	(586)
Net loss before tax	(8,802)	(16,326)
Theoretical tax rate	33.33%	33.33%
Expected tax charge	2,934	5,441
Impact of unrecognized losses on overseas subsidiaries	(1,068)	(786)
Impact of tax rate differences	531	309
Impact of permanent differences	(3,088)	(5,263)
Income tax expense	(690)	(299)
CVAE & IRAP(1)	(369)	(287)
Group tax charge	(1,059)	(586)

(1)
  The Contribution sur la Valeur Ajoutée des Entreprises (“CVAE”) and the Imposta Regionale sulle Attivita Produttive (“IRAP”) are French and Italian local taxes, respectively, that are determined using defined elements of revenues and expenses and which are considered to be income taxes in accordance with IAS 12.
4.8.3   Deferred tax assets and liabilities
Changes in net deferred tax assets and liabilities during the year are explained as follows:

In KEUR	2013	2012
Net deferred tax at the beginning of the year	(5,640)	(5,970)
Deferred tax income	1,013	825
Other comprehensive income	6	17
Change in consolidation scope	—	(751)
Translation differences	286	60
Other changes	(6)	179
Net deferred tax at the end of the year	(4,341)	(5,640)

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Deferred tax liabilities recognized mainly concern the remeasurement of assets due to business combinations.

In KEUR	12.31.2013	12.31.2012
Intangible assets	(6,896)	(7,527)
Carry forward losses	2,060	1,705
Property, plant and equipment	(868)	(912)
Other temporary differences	1,363	1,094
Deferred liabilities, net	(4,341)	(5,640)
Net deferred tax liabilities
of which deferred tax assets
of which deferred tax liabilities	(4,341)	(5,640)

As of 31 December 2013, the Group had available tax loss carryforwards in Portugal, Germany, Canada, Spain and Poland, amounting to €814,000, €378,000, €49,000, €1.1 million and €67,000, respectively, for which no deferred tax asset was recognized due to the early stage of development of the entities in these countries, and because these entities are not likely to have taxable income in the foreseeable future.
5.
  Notes to the consolidated statement of financial position
5.1
  Goodwill and Other intangible assets
5.1.1   Change in the year

Acquisition cost in KEUR	Goodwill	Development expenditure	Patents & Licenses	Customer relationships	Total
At January 1, 2012	13,141	19,476	9,930	6,861	49,408
Additions	—	5,400	108	—	5,508
Business combinations	9,143	—	100	3,586	12,829
Disposals	—	(168)	—	—	(168)
Translation differences	2	(156)	(9)	(30)	(193)
At December 31, 2012	22,286	24,552	10,129	10,417	67,384
Additions	—	4,684	145	—	4,829
Disposals	—	—	—	—	—
Translation differences	(19)	(1,024)	(133)	131	(1,045)
At December 31, 2013	22,267	28,212	10,141	10,548	71,168
Accumulated amortization and impairment losses in KEUR
At January 1, 2012	—	(799)	(491)	(1,060)	(2,350)
Amortization expense	—	(512)	(1,113)	(666)	(2,291)
Disposals	—	—	93	—	93
Translation differences	—	—	(45)	(5)	(50)
At December 31, 2012	—	(1,311)	(1,557)	(1,731)	(4,598)
Amortization expense	—	(787)	(1,083)	(1,128)	(2,998)
Impairment	(1,015)	—	—	—	(1,015)
Reversal	—	—	—	(3)	(3)
Translation differences	—	62	2	(32)	32
At December 31, 2013	(1,015)	(2,036)	(2,638)	(2,894)	(8,582)
Carrying amount
At December 31, 2012	22,286	23,241	8,572	8,686	62,785
At December 31, 2013	21,252	26,176	7,504	7,654	62,586

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Patents/Licenses primarily consist of intellectual property relating to the therapy product candidate FabOvar, which was acquired in 2011 for an amount of €8 million with a carrying amount of €6.4 million at December 31, 2013. The purchase agreement also provides a variable payment based on a percentage of future sales until the legal protection of the patent expires in 2028.
Development expenditures are composed of:
•
  Acquired IPR&D for €14.7 million following the acquisitions of Atreus Pharmaceuticals Corporation and BioSynthema Inc. in 2010; and
•
  €11.5 million internally generated development costs.
The Company currently has three main product candidates in development (Lutathera, Somakit and Annexin-V128) and certain smaller development projects in Italy, Spain and France. The total net book value of capitalized development projects at December 31, 2013 is €11.5 million (vs. €7.74 million at the end of 2012). Lutathera accounts for €8.73 million and Cardiogen for €1.18 million at the end of 2013.
Total expenditure on R&D projects in 2013 was €7.28 million, of which €4.7 million were capitalized.
Personnel costs including share-based payments for R&D personnel were €2.38 million while other operating costs amounted to €4.9 million.
Total expenditure on R&D projects in 2012 was €8.17 million, of which €5.4 million were capitalized.
Personnel costs including share-based payments for R&D personnel were €1.82 million while other operating costs amounted to €6.34 million.
5.1.2   Allocation of goodwill and Other intangible assets to cash-generating units (CGUs)
The Group has allocated goodwill and other intangible assets to its CGUs. The CGUs correspond to each of the countries in which the Group operates. The carrying amount of goodwill and other intangible assets allocated is as follows:

	12.31.2013				12.31.2012
	Goodwill	Other intangible assets not yet available for use	Accumulated impairment	Total	Goodwill	Other intangible assets not yet available for use	Accumulated impairment	Total
France	—	9,911	—	9,911	—	5,911	—	5,911
Italy (Gipharma)	1,947	—	—	1,947	1,947	—	—	1,947
Canada	416	5,064	—	5,480	501	5,656	—	6,157
USA	3,223	9,571	—	12,794	3,370	10,004	—	13,374
Germany	1,027	—	—	1,027	1,027	—	—	1,027
Spain	6,261	—	—	6,261	6,261	—	—	6,261
Israel	7,500	—	—	7,500	7,287	—	—	7,287
Portugal	1,855	—	(1,015)	840	1,855	—	—	1,855
Other countries	38	—	—	38	38	—	—	38
Total	22,267	24,546	(1,015)	45,798	22,286	21,571	—	43,857

Goodwill decreased from €22.3 million at December 31, 2012 to €21.2 million at December 31, 2013. The reduction of €1.1 million is mainly due to the impairment loss recognized in the Portugal CGU. The other changes are due to translation differences on the goodwill of the Canada and U.S. CGUs.
The recoverable amount of CGUs was calculated on the basis of their value in use. The value in use is the present value of the estimated future cash flows from the continued use of the asset. The value in use is determined on the basis of estimated cash flows using budgets and business plans over periods from 5 to 10 years; subsequent cash flows are extrapolated by applying a constant rate of positive or negative growth, and discounted to present value. The discount rate used reflects current market assessments of the time value of money and the risks specific to the asset (or CGU).
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
5.1.3   Principal assumptions used in impairment testing:

	12.31.2013				12.31.2012
CGU	Budgeted Ebitda increase at mid-term (of forecast period)(1)	Discount rate	Terminal growth rate	Forecast period in years	Budgeted Ebitda increase at mid-term (of forecast period)(1)	Discount rate	Terminal growth rate	Forecast period in years
France	43.9%	10.0%	-0.7%	8	24.8%	10.0%	1.9%	8
Italy (incl. Gipharma)	12.1%	10.0%	2.0%	5	13.6%	10.0%	2.0%	5
Canada(2)	73.7%	20.0%	3.0%	10	64.4%	25.0%	3.0%	10
USA	341.6%	15.0%	0.0%	8	73.8%	18.0%	2.5%	8
Germany	37.5%	9.0%	-0.5%	8	94.9%	12.0%	0.0%	8
Spain	23.6%	14.0%	0.7%	8	19.9%	14.0%	2.0%	8
Israel	7.0%	11.0%	0.0%	5	14.7%	10.0%	-2.0%	5
Portugal(3)	7.1%	15.0%	0.0%	8	14.0%	15.0%	0.0%	8

(1)
  The budgeted EBITDA increase mainly results from the forecasted sales of Lutathera, which is expected to obtain FDA approval and EMA marketing authorization in 2017. This product candidate is currently in Phase 3 development and, as a result, an extended forecast period of 8 years has been retained for these CGUs. For the U.S. CGU, the forecasted sales are based entirely on Lutathera.
(2)
  Concerning Canada, the future EBITDA growth is based on the sale of Annexin V-128, a product candidate currently under development and currently in Phase 1/2 trials. The forecast period has been extended to 10 years to take into account the remaining development period and the period needed to reach expected recurring sales levels.
(3)
  Following these tests, an impairment loss of €1.015 million was recognized on the goodwill of the Portugal CGU. The loss mainly results from the downward revision of forecasted sales and EBITDA as a result of a new competitor who entered the market.
Sensitivity analysis of the goodwill impairment tests at December 31, 2013:

	12.31.2013		12.13.2012
In percent	Change required for carrying amount to equal recoverable amount		Change required for carrying amount to equal recoverable amount
CGU	Discount rate	Budgeted Ebitda per year	Discount rate	Budgeted Ebitda per year
France	17	-66	11	-56
Italy (incl. Gipharma)	4	-26	4.5	-25
Canada	3	-31	3	-35
USA	19	-75	9.5	-50
Germany	13	-51	16	-60
Spain(1)	0	0	0.5	-4
Israel	8	-37	27	-63
Portugal(1)	0	0	1	-8

(1)
  The recoverable amounts of the Spain and Portugal CGUs equal their carrying amounts after recognition of impairment loss (for the Portugal CGU). Therefore, any adverse movement in a key assumption would lead to further impairment.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
5.2
  Property, plant and equipment

	On finance lease				Not on finance lease
Acquisition cost in KEUR	Land	Buildings	Laboratory equipment	Sub-total	Land	Buildings and construction in progress	Laboratory equipment	Other	Sub-total	TOTAL
At January 1, 2012	200	7,001	9,248	16,449	443	9,586	20,596	2,751	33,376	49,825
										—
Additions	—	—	1,250	1,250	877	6,273	2,711	396	10,258	11,508
Business combinations	—	—	—	—	—	1,183	3,423	6	4,611	4,611
Disposals	—	—	—	—	—	—	(153)	—	(153)	(153)
Reclassifications	—	—	—	—	—	(6,361)	4,294	2,067	—	—
Translation differences	—	—	—	—		0	8	(134)	(126)	(126)
At December 31, 2012	200	7,001	10,498	17,699	1,320	10,681	30,879	5,086	47,966	65,664
Additions	—	—	1,717	1,717	—	6,124	2,866	300	9,289	11,007
Disposals	—	—	—	—	—	(204)	(1,950)	(7)	(2,161)	(2,161)
Reclassifications	—	—	—	—	—	(128)	2,002	(1,874)	0	0
Translation differences	—	—	—	—	—	—	92	11	103	103
At December 31, 2013	200	7,001	12,215	19,416	1,320	16,472	33,889	3,516	55,197	74,613
Accumulated amortization and impairment losses in KEUR
At January 1, 2012	—	(965)	(3,885)	(4,850)	—	(1,360)	(8,307)	(969)	(10,636)	(15,486)
Amortization expense	—	(338)	(1,008)	(1,346)	—	(288)	(2,303)	(394)	(2,986)	(4,332)
Disposals	—	—	—	—	—	—	21	—	21	21
Translation differences	—	—	—	—	—	—	(71)	(2)	(73)	(73)
At December 31, 2012	—	(1,303)	(4,893)	(6,196)	—	(1,648)	(10,661)	(1,366)	(13,674)	(19,871)
Amortization expense	—	(410)	(1164)	(1,574)	—	(556)	(3,130)	(400)	(4,086)	(5,660)
Disposals	—	—	—	—	—	24	423	20	467	467
Translation differences	—	—	—	—	—	—	(266)	(3)	(269)	(269)
At December 31, 2013	—	(1,714)	(6,057)	(7,770)	—	(2,180)	(13,634)	(1,749)	(17,563)	(25,333)
Carrying amount
At December 31, 2012	200	5,697	5,605	11,503	1,320	9,033	20,218	3720	34,291	45,794
At December 31, 2013	200	5,287	6,159	11,646	1,320	14,292	20,255	1,767	37,634	49,280

5.3
  Non-current financial assets
Non-current financial assets correspond to guarantee deposits related to the remaining liabilities due on the acquisition of Cadisa and Barnatron in December 2012 and to a tender won in Spain.
5.4
  Trade and other receivables
Trade and other receivables are as follows:

In KEUR	12.31.2013	12.31.2012
Gross value	16,524	15,777
Allowance for doubtful accounts	(381)	(240)
Total	16,143	15,537

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Change in write-down of impaired receivables

In KEUR	12.31.2013	12.31.2012
Write-down of allowance for doubtful accounts, beginning of year	240	15
Increase	149	225
Utilized	—	—
Reversed	—	—
Translation adjustment	(8)	—
Write-down of allowance for doubtful accounts, end of year	381	240

Aging of trade and other receivables that are past due but not considered doubtful

In KEUR	12.31.2013	12.31.2012
30 – 60 days	3,975	3,287
Over 60 days	7,323	7,412
Total	11,298	10,699

AAA is not significantly exposed to credit risk. A large portion of the customers are public hospitals which represent a very low risk.
5.5
  Inventories

In KEUR	12.31.2013	12.31.2012
Raw materials	2,088	1,604
Other	199	234
Total gross value	2,287	1,838
Write-downs	(9)	(5)
Total	2,278	1,833

5.6
  Other current assets
Other current assets are as follows:

In KEUR	12.31.2013	12.31.2012
R&D tax credits	2,562	2,906
Tax receivables (incl. VAT) and other receivables	4,712	3,723
Prepaid expenses	723	478
Other current assets	7,997	7,107

5.7
  Cash and cash equivalents
Cash and cash equivalents are as follows:

In KEUR	12.31.2013	12.31.2012
Marketable securities(1)	600	1,173
Cash	13,010	12,893
Total	13,610	14,066

(1)
  The marketable securities are highly liquid French and Italian unit trusts, with a maturity date of generally less than 3 months and a negligible risk of change in value.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
5.8
  Equity
At December 31, 2013, the share capital consisted of 54,145,889 fully paid-up ordinary shares, with a nominal value of €0.10 per share.
Three increases of share capital took place during the year:
•
  At the beginning of 2013, 575,000 new shares were issued in partial settlement of the contingent consideration due to the former owners of BioSynthema.
•
  On April 11, 2013, the general meeting of shareholders approved the issue of 963,086 ordinary shares at a price of €5 per share.
•
  On November 29, 2013, 177,500 new shares were issued and allocated free to Group employees.
The above operations resulted in a total issue of 1,715,586 new shares during 2013.
At December 31, 2012, the share capital consisted of 52,430,303 fully paid-up ordinary shares, nominal value of €0.10 per share.
Three increases of share capital took place during the year:
•
  On February 23, 2012, 120,000 new shares were issued in settlement of the deferred payment due to the former owners of Umbra Medical AG.
•
  On December 14, 2012, 19,377 new shares were issued in settlement of the contingent consideration due to the former owners of Atreus Pharmaceuticals Corporation.
•
  On December 14, 2012, 190,000 new shares were issued and allocated free to Group employees.
The above operations resulted in a total issue of 329,377 new shares during 2012.
Basic and diluted earnings per share

	Net income (loss) (KEUR)	Average number of shares outstanding	Earnings per share (EUR)
12.31.2013	(9,231)
Basic earnings per share		54,156,067	(0.17)
Diluted earnings per share		54,156,067	(0.17)
12.31.2012	(16,455)
Basic earnings per share		52,364,094	(0.31)
Diluted earnings per share		52,364,094	(0.31)

The average number of shares outstanding includes 241,114 shares related to the contingent consideration for the acquisition of Atreus Pharmaceuticals Corporation in 2010 (as all conditions were met at December 31, 2013) and 197,500 shares vested but not yet issued by the Company:
•
  As of December 31, 2013, the contingent consideration recognized as an equity instrument provides for the issuance in 2014 of 241,114 shares to the former owners of Atreus Pharmaceuticals Corporation. The fair value of the contingent consideration was estimated at the acquisition of Atreus Pharmaceuticals Corporation in 2010 based on the fair value of AAA shares at the acquisition date, i.e., €2.50 per share, representing contingent consideration at December 31, 2013 of €603,000 and a fixed number of shares.
•
  A total of 197,500 free shares granted to employees in November 2011 are fully vested at December 31, 2013 but have not yet been issued, at the request of the employees.
•
  Free shares granted to employees but not yet vested at December 31, 2013 are not considered for diluted earnings per share calculation as they would reduce loss per share.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
5.9   Non-controlling interests
Non-controlling interests concern Atreus Pharmaceuticals Corporation and Umbra Medical AG, where the Group holds 50.1% of the share capital in each case.
The following table summarizes the information relating to each of the Group’s subsidiaries that has material Non-controlling interests, before any intra-group eliminations.

	12.31.2013		12.31.2012
In KEUR	Atreus Pharmaceuticals Corporation	Umbra Medical AG	Atreus Pharmaceuticals Corporation	Umbra Medical AG
NCI percentage	49.9%	49.9%	49.9%	49.9%
Non-current assets	6,768	1,361	7,109	1
Current assets	472	409	617	536
Non-current liabilities	(1,783)	(1,035)	(1,992)	(10)
Current liabilities	(2,356)	(1,109)	(1,433)	(443)
Net assets	3,101	(374)	4,301	84
Carrying amount of NCI	1,547	(187)	2,146	42
Revenue	160	891	126	846
Total comprehensive income	(1,204)	(459)	(363)	(219)
Comprehensive income allocated to NCI	(601)	(229)	(181)	(109)

5.10   Current and non-current provisions
The provisions are analyzed as follows:

In KEUR	12.31.2013	12.31.2012
Decommissioning obligations	5,127	4,903
Retirement indemnities and other employee benefits	843	657
Other	60	32
Total non-current provisions	6,030	5,592
Other	115	300
Total current provisions	115	300
Total	6,145	5,892

Provisions for decommissioning PET production sites
At December 31, 2013, these provisions amount to €5.1 million compared with €4.9 million at December 31, 2012. The increase of approximately €0.2 million is related to the unwinding of the discounting of the obligation.
Decommissioning costs for a typical site have been estimated by an independent expert. From this base cost and with annual inflation assumed to be 2%, the Group has estimated the expected decommissioning costs at the forecast date for each site concerned. These costs are then discounted to the reporting date. The discount rate applied is 4.57%. A change (decrease or increase) of 1 percentage point in this rate would lead to a respective increase or decrease in the provision of €200,000.
Retirement Indemnities and other employee benefits
In France
The retirement commitments are not covered by plan assets. The portion of the engagement with a maturity of less than one year is insignificant.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
AAA France employees receive, on retirement, severance pay as defined under the pharmaceutical industry collective wage agreement. The obligation relating to the payment of these benefits is accrued in full as of December 31, 2013 for a total amount of €228,000 (€187,000 as of December 31, 2012).
The principal assumptions underlying the measurement of the provision concerning the French employees are as follows:

	12.31.2013	12.31.2012
Discount rate	3.17%	2.69%
Future increase in remuneration	2%	2%
Rate of social charges	47%	47%
Retirement age	Managers: 65 years Other staff: 62 years	Managers: 65 years Other staff: 62 years
Mortality table	INSEE 2008 – 2010	INSEE 2007 – 2009

In Italy
Employees of AAA Italy and Gipharma receive indemnity payments (TFR) when leaving the company. The obligation was accrued in full as of December 31, 2013, amounting to €615,000 (€479,000 as of December 31, 2012).
5.11
  Financial liabilities
Financial liabilities by category

In KEUR	12.31.2013	12.31.2012
Finance lease obligations(1)	7,591	6,988
Bank overdrafts	—	119
Loans(1)	18,226	17,961
Total	25,817	25,068

(1)
  Including €15.3 million guaranteed by equipment, business goodwill or land, and by a mortgage granted over a building; the loans amounting to €6 million have an OSEO-issued guarantee. OSEO is now part of the Banque Publique d’Investissement (BPI)
Financial liabilities by date of maturity

	12.31.2013
In KEUR	< 1 year	1 − 5 years	> 5 years	Total
Finance lease obligations	1,584	4,281	1,725	7,591
Bank overdrafts	—	—	—	—
Loans	3,873	10,993	3,360	18,226
Total	5,458	15,274	5,085	25,817

	12.31.2012
In KEUR	< 1 year	1 − 5 years	> 5 years	Total
Finance lease obligations	1,065	3,773	2,150	6,988
Bank overdrafts	119	—	—	119
Loans	2,828	11,711	3,422	17,961
Total	4,012	15,484	5,572	25,068

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Financial liabilities by type of interest rate

In KEUR	Average interest rate	12.31.2013	12.31.2012
Fixed rates	3.99%	17,603	17,879
Floating rates	2.36%	8,214	7,189
Total		25,817	25,068

5.12   Other current and non-current liabilities

In KEUR	12.31.2013	12.31.2012
Due to former owners of acquired companies(1)	29,786	23,158
Government subsidies	4,661	2,979
Other non-current liabilities	34,448	26,137
Due to former owners of acquired companies(1)	2,793	5,834
Tax, personnel and social charges	3,886	3,124
Other(2)	2,874	3,001
Other current liabilities	9,552	11,959

(1)
  The Group is committed to pay contingent consideration to the former owners of acquired companies, as defined under each acquisition agreement.
The main obligation concerns BioSynthema. Contingent consideration includes 4 fixed tranches payable in cash and shares of the Company on reaching certain milestones defined in the contract. These milestones are based on different stages of the development of Lutathera. As of December 31, 2013, the first two milestones defined in the contract have been met. Contingent consideration also includes a variable tranche based on a percentage of future Lutathera worldwide sales. At December 31, 2013 and 2012, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:
•
  Future sales of Lutathera:   determined using the most recent Group business plans and
•
  Probability of occurrence:   67% for tranches subject to milestones that have not yet been reached. This percentage was estimated by the Company from the current stage of product development; and
•
  Discount rate of 10%:   this reflects the time value of money and the estimated risks of realizing the future cash flows.
On this basis, contingent consideration amounted to €28.9 million and €23.8 million at December 31, 2013 and 2012, respectively. The difference between the two years is mainly due to updating the business plan on future sales of Lutathera and the unwinding of the discount. If the probability of occurrence were to be increased to 100%, contingent consideration would have amounted to €43.1 million at December 31, 2013. An increase or decrease of 1 percentage point in the discount rate would lead to a decrease or an increase of €2 million, respectively.
(2)
  The other current liabilities include mainly deferred income.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
5.13   Financial assets and liabilities
The fair values and the carrying amounts of financial assets and liabilities are summarized as follows:

	12.31.2013
	Carrying amount						Fair value
In KEUR	Note	Designated at fair value	Loans and receivables	Available- for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(3)	—	—	54	—	54	54
Total measured at fair value		—	—	54	—	54	54
Not measured at fair value
Trade receivables and other receivables	(1)	—	16,143	—	—	16,143	16,143
Other assets	(1)	—	7,997	—	—	7,997	7,997
Guarantee deposits	(1)	—	2,282	—	—	2,282	2,282
Cash and cash equivalents	(1)	—	13,610	—	—	13,610	13,610
Total not measured at fair value		—	40,032	—	—	40,032	40,032
Total financial assets		—	40,032	54	—	40,086	40,086
Measured at fair value
Debt due to former owners of acquired companies	(2)	32,579	—	—	—	32,579	32,579
Total measured at fair value		32,579	—	—	—	32,579	32,579
Not measured at fair value
Financial liabilities	(3)	—	—	—	25,817	25,817	26,445
Trade payables	(1)	—	—	—	9,218	9,218	9,218
Other liabilities	(1)	—	—	—	11,421	11,421	11,421
Total not measured at fair value		—	—	—	46,456	46,456	47,084
Total financial liabilities		32,579	—	—	46,456	79,035	79,663

December 31, 2013 and 2012

Advanced Accelerator Applications S.A.

	12.31.2012
	Carrying amount						Fair value
In KEUR	Note	Designated at fair value	Loans and receivables	Available- for-sale	Other financial liabilities	Total
Measured at fair value
Available-for-sale financial assets	(3)	—	—	563	—	563	563
Total measured at fair value		—	—	563	—	563	563
Not measured at fair value
Trade receivables and other receivables	(1)	—	15,537	—	—	15,537	15,537
Other assets	(1)	—	7,107	—	—	7,107	7,107
Guarantee deposits	(1)	—	2,158	—	—	2,158	2,158
Cash and cash equivalents	(1)	—	14,066	—	—	14,066	14,066
Total not measured at fair value		—	38,868	—	—	38,868	38,868
Total financial assets		—	38,868	563	—	39,431	39,431
Measured at fair value
Debt due to former owners of acquired companies	(2)	28,992	—	—	—	28,992	28,992
Total measured at fair value		28,992	—	—	—	28,992	28,992
Not measured at fair value
Financial liabilities	(3)	—	—	—	25,068	25,068	25,869
Trade payables	(1)	—	—	—	9,857	9,857	9,857
Other liabilities	(1)	—	—	—	9,104	9,104	9,104
Total not measured at fair value		—	—	—	44,029	44,029	44,830
Total financial liabilities		28,992	—	—	44,029	73,021	73,822

(1)
  The carrying amount of these receivables and liabilities is a reasonable approximation of fair value.
(2)
  Level 3 fair value:   Refer to note 5.12 for further details on the determination of fair value and significant unobservable inputs related to the contingent consideration due to former owners of acquired companies.
(3)
  Level 2 fair value.
6.
  RISK MANAGEMENT
The Group’s organization allows for risks to be identified, assessed and managed at the level of responsibility (subsidiaries, parent company) that best reflects the magnitude of the risk.
Information on the principal risks and their management is communicated to Group management under Group procedures.
Group management has reviewed all risks that could have a significant negative impact on its business, its financial situation and its results, or on its ability to meet its objectives. No specific significant risks were identified other than those outlined below.
The Group is however operating in a rapidly developing environment that gives rise to many risks for the Group, not all of which it can control. The risks and uncertainties outlined below are not all that the Group may face. Other risks and uncertainties of which the Group is currently unaware or which it
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
currently considers negligible, or which could be of a nature to affect all economic players, might also have a negative impact on its business, its financial situation, or its ability to meet its objectives.
6.1
  Business risks
Risk of unsuccessful R&D projects
The Group may be unable to benefit from its R&D expenditure in the event of technical or industrial failure, if developed products do not receive regulatory authorizations, or if the expected commercial success is not achieved. The Group invests heavily in product R&D. Any technical, industrial, regulatory, or commercial difficulties encountered by these products could affect the Group’s growth and profitability. The Group therefore takes great care in choosing and implementing its R&D projects.
Risk of emerging competitive technologies
The Group may also be confronted by the emergence of new diagnostic techniques, possibly impacting the continued use of certain of its products.
Risks from competition
The Group may not face up to competition effectively. It therefore pays particular attention to market trends, to its knowledge of its competitors, and to the expressed needs of its customers.
Risks from international operations
The Group operates in a number of countries. Many of the risks which the Group faces are specific to the international business environment. These include risks related to unexpected changes or to different legal regimes and regulations in different countries, including commercial, environmental and tax laws and regulations.
Risks from dependence on key personnel
The Group’s success depends to a large extent on contributions from certain key personnel, especially executives and scientific managers. The loss of their services could harm the Group’s competitiveness. The Group therefore attaches special importance to the recruitment, retention and motivation of its personnel.
6.2
  Legal risks
Product liability risk
In general, the manufacture and distribution of diagnostic products presents product liability risks for the Group.
Intellectual property risk
Should the Group be unable to protect its industrial property rights, it could find itself in an uncompetitive position and be unable to maintain its profitability.
6.3   Market risks
Foreign exchange risk
Changes in exchange rates may affect sales, results and the Group’s equity. Currently, the Group does not identify any significant exposure to exchange rate risk. Its business is generated principally in the “Euro zone” (88% of 2013 sales). Each Group entity’s market is local in nature which means that revenues and costs are generally in the same currency.
As the Group does not have a significant foreign exchange risk, it has no hedging instruments in place.
The main currencies other than the Euro are respectively the new Israeli shekel and the Swiss franc, representing 7% and 5% of Group sales, respectively.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Loans and other financial liabilities are almost exclusively denominated in euros and are not subject to foreign exchange risk.
Interest rate risk
AAA’s exposure to changes in interest rates is not considered significant. A number of the finance lease contracts are linked to indices such as Euribor and INSEE. Variations in these indices could increase finance costs. The Group’s exposure to interest rate risks is presented in 5.11.
Liquidity risk
After comparing its available cash resources at December 31, 2013 to its estimated cash requirements, and considering the financing obtained in early 2014, the Group believes that there is currently no liquidity risk.
The table below presents the undiscounted repayments (principal and interest) of financial liabilities (which exclude current and non-current provisions and deferred tax liabilities) based on outstanding contractual maturities:

2013 (in KEUR)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Finance lease obligations	7,591	8,672	1,810	4,770	2,093
Other loans and financial liabilities	18,226	19,972	4,402	12,093	3,477
Bank overdrafts	—	—	—	—	—
Trade and other payables	9,218	9,218	9,218	—	—
Tax, personnel and social charges	3,886	3,886	3,886	—	—
Other	40,114	75,373	5,667	12,200	57,506
Total	79,035	117,121	24,983	29,063	63,076

2012 (in KEUR)	Carrying amount	Outstanding contractual outflows	Less than 1 year	From 1 to 5 years	More than 5 years
Finance lease obligations	6,988	8,279	1,260	4,498	2,521
Other loans and financial liabilities	17,961	19,778	3,362	12,851	3,565
Bank overdrafts	119	119	119	—	—
Trade and other payables	9,857	9,857	9,857	—	—
Tax, personnel and social charges	3,124	3,124	3,124	—	—
Other	34,972	65,922	8,889	9,210	47,823
Total	73,021	107,079	26,611	26,559	53,909

“Other” includes the liability for contingent consideration related to the acquisition of BioSynthema.
The Group does not expect that the cash flows included in the maturity analysis will take place significantly earlier or for significantly different amounts (excluding contingent consideration liabilities, see section 5.12 above).
Credit risk
AAA is not significantly exposed to credit risk. A significant part of AAA’s sales are to public hospitals, which represent a very low risk.
Definition of credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers and short-term investments of its surplus cash.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
Trade receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group’s customer portfolio consists mainly of major international enterprises with significant financial resources. None of our major customers represents more than 5% of the annual Group sales. The 5 largest customers represent less than 20% of Group sales. Customer credit risk is managed by each Group entity’s finance department. The Group’s finance department examines overdue trade receivables when reviewing the monthly results. Each significant payment delay is monitored and, if necessary, an action plan is developed.
A credit review is performed for every new customer depending on its size.
The Group assesses its credit risk at each reporting date. This assessment is based on an individual analysis of each receivable with a risk of non-collection and a provision is recognized representing the best estimate of the probable loss which will be suffered by the Group.
Due to the continuing difficult economic conditions, the Group maintains rigorous monitoring of its trade receivables. However, due to the quality of its customer portfolio, the Group has found no significant increase in overdue receivables.
Investment of surplus cash
The Group limits its exposure to credit risk by investing its funds solely in bank deposits with guaranteed capital repayment and with first-rate banking counterparties.
Given the high quality of its counterparties, the Group does not expect that any counterparty will be unable to meet its obligations.
Equity risk
The Group’s capital management objectives are to maintain the Group’s ability to ensure the continuity of its operations in order to provide returns to shareholders and to maintain an optimal capital structure to minimize the cost of capital.
The Group has always encouraged its employees to invest in the company, in particular within the framework of free share grants. As of December 31, 2013, employees, former employees and directors held 50.63% of the share capital (i.e. 27,413,941 shares out of the total issued share capital of 54,145,889 shares at the reporting date). The total potential dilution from new shares issues as of December 31, 2013 was 6.78% of the share capital, of which 4.41% relates to employees and 2.37% to former owners of acquired companies.
December 31, 2013 and 2012

Advanced Accelerator Applications S.A.
7.
  Consolidation scope
Fully consolidated Group companies are as follows:

Entity	Registered office in	% Interest 2013	% Interest 2012
Advanced Accelerator Applications SA	France	Parent Company	Parent Company
Advanced Accelerator Applications Unipessoal Lda	Portugal	100%	100%
Advanced Accelerator Applications Polska sp zoo	Poland	100%	100%
Advanced Accelerator Applications (Italy) Srl	Italy	100%	100%
G.I. Pharma Srl	Italy	100%	100%
Advanced Accelerator Applications International SA	Switzerland	100%	100%
Umbra Medical AG	Germany	50.1%	50.1%
Advanced Accelerator Applications Iberica	Spain	100%	100%
BioSynthema Inc.	USA	100%	100%
Marshel (R.R) Investments Ltd	Israel	100%	100%
Catalana De Dispensacion	Spain	100%	100%
Barnatron SA	Spain	100%	100%
Advanced Accelerator Applications Canada Inc.	Canada	100%	100%
Atreus Pharmaceuticals Corporation	Canada	50.1%	50.1%
Eifel Property GmbH	Germany	100%	100%

8.
  Related party disclosures
In conformity with IAS 24, the total remuneration of Group senior executives is disclosed in note 4.2. As of December 31, 2013 no other transaction has been entered into with a member of the Group’s executive bodies or with any of the principal shareholders.
December 31, 2013 and 2012

Through and including            , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
ADSs

Advanced Accelerator Applications S.A.

PROSPECTUS

Citigroup
 Jefferies
           , 2014

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
PART II — Information not required in the prospectus
Item 6.   Indemnification of directors and officers
Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the Company. Criminal liability cannot be indemnified under French law, whether directly by the Company or through liability insurance.
We expect to purchase and maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act of 1933, as amended, and we may enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.
These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.
Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.
In any underwriting agreement we enter into in connection with the sale of ADSs being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.
Item 7.   Recent sales of unregistered securities
Set forth below is information regarding share capital (including free shares) issued by us since January 1, 2011. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering in the United States.
Since January 1, 2011, we issued an aggregate of 21,340,532 ordinary shares in connection with various capital increases. Of these ordinary shares, we issued 867,500 ordinary shares to our employees under our Free Share Plans in exchange for services rendered or to be rendered. In addition, the following were issued at the prices shown below in connection with acquisitions of companies or their assets, or payments made in shares to former owners or employees of acquired companies:

Date	Number of Ordinary Shares Issued	Price per Ordinary Share (in Euros)
05/2011	2,000,000	4.0
06/2011	1,650,000	4.0
02/2012	120,000	4.0
09/2012	575,000	4.0
12/2012	19,377	2.5

Date	Number of Ordinary Shares Issued	Price per Ordinary Share (in Euros)
02/2014	294,743	5.0
03/2014	241,114	2.5
Total Ordinary Shares	4,900,234

In addition, the following shares were sold to investors at date and prices indicated below:

Date	Number of Ordinary Shares Issued	Price per Ordinary Share (in Euros)
06/2011	6,397,417	4.0
04/2013	963,086	5.0
02/2014	8,212,295	5.0
Total Ordinary Shares	15,572,798

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The offers, sales and issuances of the securities described in the preceding two paragraphs were exempt from registration either (a) under Section 4(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 8.
  Exhibits
(a)
  The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement.*
3.1	English Translation of By-laws.*
4.1	Form of Certificate of ADSs of Advanced Accelerator Applications.*
4.2	Form of Shareholders’ Agreement.*
5.1	Form of opinion of Davis Polk & Wardwell LLP, counsel to Advanced Accelerator Applications S.A., as to the validity of the ADSs.*
8.1	Form of opinion of Orrick Rambaud Martel, French tax counsel to Advanced Accelerator Applications S.A., as to French tax matters.*
10.1
Share Purchase Agreement, dated February 14, 2014, among Advanced Accelerator Applications S.A., Imaging Equipment (Holdings) Limited, Nicholas Stevens, Helen Ruth Stevens, Prabhjeevan Singh Virk, Victor Griffin and Richard Huggins.

10.2	Sale and Purchase Agreement, dated May 20, 2010, by and among Advanced Accelerator Applications S.A., BioSynthema Inc., and certain shareholders of BioSynthema Inc. listed in Schedule 1 thereto.*
10.3	License Agreement, dated October 10, 2007, by and between Mallinckrodt Inc. and BioSynthema Inc.*
10.4	Know How and Trademark License Agreement, dated January 14, 2009, between Advanced Accelerator Applications S.A. and IASON GmbH.*
10.5	License Agreement, dated June 12, 2007.*
10.6	Service Agreement, dated April 3, 2012, between Advanced Accelerator Applications S.A. and Pierrel Research Italy S.p.A.*

10.7	Unanimous Shareholders Agreement dated March 27, 2014, among Advanced Accelerator Applications Canada Inc., 4549694 Canada Inc., 7329563 Canada Inc. and Atreus Pharmaceuticals Corporation.*
21.1	List of subsidiaries.*
23.1	Consent of KPMG S.A.*
23.3	Consent of Davis Polk & Wardwell LLP, counsel to Advanced Accelerator Applications S.A. (included in Exhibit 5.1).*
23.4	Consent of Orrick Rambaud Martel, French tax counsel to Advanced Accelerator Applications S.A.*
24.1	Powers of attorney (included on signature page to the registration statement).

*
  To be filed by amendment.
(b)
  Financial Statement Schedules
None.
Item 9.   Undertakings
The undersigned hereby undertakes:
(a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)   The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized,                 on            , 2014.

Advanced Accelerator Applications S.A.
By:
Name: Stefano Buono
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 and                 and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2014 in the capacities indicated:

Name	Title
Stefano Buono	Chief Executive Officer and Director (principal executive officer)
Heinz Mäusli	Chief Financial Officer (principal financial officer and principal accounting officer)
Claudio Costamagna	Chairman of the Board
Muriel de Szilbereky	Director
Kapil Dhingra	Director
Steve Gannon	Director
Yvonne Greenstreet	Director
Christian Merle	Director
Leopoldo Zambeletti	Director
Donald J. Puglisi	Authorized Representative in the United States

EXHIBIT INDEX
The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement.*
3.1	English Translation of By-laws.*
4.1	Form of Certificate of ADSs of Advanced Accelerator Applications.*
4.2	Form of Shareholders’ Agreement.*
5.1	Form of opinion of Davis Polk & Wardwell LLP, counsel to Advanced Accelerator Applications S.A., as to the validity of the ADSs.*
8.1	Form of opinion of Orrick Rambaud Martel, French tax counsel to Advanced Accelerator Applications S.A., as to French tax matters.*
10.1
Share Purchase Agreement, dated February 14, 2014, among Advanced Accelerator Applications S.A., Imaging Equipment (Holdings) Limited, Nicholas Stevens, Helen Ruth Stevens, Prabhjeevan Singh Virk, Victor Griffin and Richard Huggins.

10.2	Sale and Purchase Agreement, dated May 20, 2010, by and among Advanced Accelerator Applications S.A., BioSynthema Inc., and certain shareholders of BioSynthema Inc. listed in Schedule 1 thereto.*
10.3	License Agreement, dated October 10, 2007, by and between Mallinckrodt Inc. and BioSynthema Inc.*
10.4	Know How and Trademark License Agreement, dated January 14, 2009, between Advanced Accelerator Applications S.A. and IASON GmbH.*
10.5	License Agreement, dated June 12, 2007.*
10.6	Service Agreement, dated April 3, 2012, between Advanced Accelerator Applications S.A. and Pierrel Research Italy S.p.A.*
10.7	Unanimous Shareholders Agreement dated March 27, 2014, among Advanced Accelerator Applications Canada Inc., 4549694 Canada Inc., 7329563 Canada Inc. and Atreus Pharmaceuticals Corporation.*
21.1	List of subsidiaries.*
23.1	Consent of KPMG S.A.*
23.3	Consent of Davis Polk & Wardwell LLP, counsel to Advanced Accelerator Applications S.A. (included in Exhibit 5.1).*
23.4	Consent of Orrick Rambaud Martel, French tax counsel to Advanced Accelerator Applications S.A.*
24.1	Powers of attorney (included on signature page to the registration statement).

*
  To be filed by amendment.